Form 20-F
period 2020-12-31
PAINREFORM LTD.
filed 2021-03-18
CIK 1801834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission File No.:  001-39481

PAINREFORM LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel	4 Bruria St. Tel Aviv, Israel 6745442 Tel: +972 3 7177050
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Ilan Hadar
Chief Executive Officer
4 Bruria St.
Tel Aviv, Israel
Tel +972 3 7177051
Email: ihadar@painreform.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, par value NIS 0.03 per share	PRFX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020: 8,758,037 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐                   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☐                   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17              ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐                   No ☒

i

ITEM 10.	ADDITIONAL INFORMATION	85
A.	Share Capital	85
B.	Articles of Association	85
C.	Material Contracts	86
D.	Exchange Controls	86
E.	Taxation	86
F.	Dividends and Paying Agents	96
G.	Statement by Experts	96
H.	Documents on Display	96
I.	Subsidiary Information	96
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	96
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	97
A.	Debt Securities	97
B.	Warrants and rights	97
C.	Other Securities	97
D.	American Depositary Shares	97
		97
PART II
		97
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	97
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	97
ITEM 15.	CONTROLS AND PROCEDURES	98
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	98
ITEM 16B.	CODE OF ETHICS	98
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	99
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	99
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	99
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	99
ITEM 16G.	CORPORATE GOVERNANCE	99
ITEM 16H.	MINE SAFETY DISCLOSURE	100
		100
PART III

ITEM 17.	FINANCIAL STATEMENTS	100
ITEM 18.	FINANCIAL STATEMENTS	100
ITEM 19.	EXHIBITS	101
SIGNATURES		102

ii

INTRODUCTION

 Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “PainReform,” “we,” “us,” “our” and other similar designations refer to PainReform Ltd. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.03 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Annual Report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Annual Report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

On July 6, 2020, we effected a 1-for-3 reverse share split of our ordinary shares effective. All share and per share amounts in this Annual Report on Form 20-F are reflected on a post-reverse stock split basis.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. We have elected to irrevocably opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of 2024; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS

PAINREFORM® and our other registered or common law trademarks, trade names or service marks appearing in this Annual Report on Form 20-F are owned by us. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 20-F, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights of the applicable licensor to these trademarks and trade names. Unless otherwise stated in this Annual Report on Form 20-F, we do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all;

●	our dependence on the success of our initial product candidate, PRF-110;

●	the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;

●	the impact of the COVID-19 pandemic on our operations;

●	our limited experience managing clinical trials;

●	our ability to retain key personnel and recruit additional employees;

●	our reliance on third parties for the conduct of clinical trials, product manufacturing and development;

●	the impact of competition and new technologies;

●	our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;

●	commercial success and market acceptance of our product candidates;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile;

●	statements as to the impact of the political and security situation in Israel on our business; and

●
those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report on Form 20-F generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this Annual Report on Form 20-F in greater detail under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth our selected financial data for the periods ended and as of the dates indicated. The following selected financial data should be read in conjunction with the financial information, “Item 5. Operational and Financial Review and Prospects” and other information provided elsewhere in this Annual Report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

The selected statement of comprehensive loss data for the years ended December 31, 2020, 2019 and 2018, and the selected balance sheets as of December 31, 2020, December 31, 2019 and December 31, 2018 have been derived from our audited financial statements and notes thereto set forth elsewhere in this Annual Report on Form 20-F for the year ended December 31, 2020, and in our Form F-1 for the year ended December 31, 2019.

Our financial statements have been prepared in accordance with U.S. GAAP. Historical results are not necessarily indicative of the results expected in the future.

Statements of Comprehensive Loss:
(U.S. Dollars, except share and per share data)

	Year ended December 31,
	2020	2019	2018
Operating expenses:
Research and development	(354,000)	(136,000)	(223,000)
Selling, general and administrative	(1,317,000)	(553,000)	(277,000)
Operating loss for the period	(1,671,000)	(689,000)	(500,000)
Financial expenses, net:	(2,162,000)	(590,000)	(328,000)
Loss before taxes	(3,833,000)	(1,279,000)	(828,000)
Tax expenses	(220,000)	-	-
Comprehensive loss	(4,053,000)	(1,279,000)	(828,000)
Loss per ordinary share, basic and diluted	(1.25)	(4.17)	(3.24)
Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share	3,243,943	576,556	576,556

Balance sheet data
(U.S. Dollars)

	December 31,
	2020	2019	2018

Cash and cash equivalents	15,677,000	941,000	40,000
Restricted cash	13,000	6,000	6,000
Prepaid clinical trial expenses and deferred clinical trial costs	1,294,000	-	-
Prepaid expenses and other current assets	807,000	25,000	34,000
Total current assets	17,791,000	972,000	80,000
Property and equipment, net	10,000	-	-
Other non-current asset	-	192,000	-
Total current liabilities	961,000	6,339,000	18,000
Convertible debt	-	-	4,520,000
Provision for tax benefits	220,000	-	-
Derivative warrant liability	-	447,000	-
Temporary equity	-	6,621,000	6,621,000
Shareholders’ equity (deficit)	16,620,000	(12,243,000)	(11,078,000)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

Risks Related to Our Financial Position and Need for Additional Capital

●	We have incurred significant losses since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability;

●	Our limited operating history may make it difficult for you to assess our future viability. We have never generated revenues and may never be profitable;

●
We will need substantial additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce and/or eliminate our research and drug development programs or future commercialization efforts;

Risks Related to Our Drug Development and Business

●
We are dependent on the success of our initial product candidate, PRF-110, for which two clinical trials are planned. Our clinical trials of PRF-110 may not be successful. If we are unable to obtain approval for and commercialize PRF-110 or experience significant delays in doing so, our business will be materially harmed;

●	The COVID-19 pandemic may adversely affect our development efforts including the planned clinical trials for PRF-110;

●	We have not yet commercialized any products or technologies, and we may never become profitable;

●	The loss of the services of our key personnel would negatively affect our business;

●
If we are unable to successfully complete our clinical trial programs for PRF-110, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected;

●
We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals. If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products;

●
If third parties on which we will have to rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products;

●
Even if we or our collaborative/strategic partners or potential collaborative/strategic partners receive approval to market our drug candidates, if our products fail to achieve market acceptance, we will never record meaningful revenues;

●	If the third parties upon whom we rely to manufacture our products do not successfully manufacture our products, our business will be harmed;

●
If our competitors develop and market products that are less expensive or more effective than our product, our revenues and results may be harmed and our commercial opportunities may be reduced or eliminated;

●	Significant interruptions in our access to certain key inputs such as raw materials and drug products may impair our business;

●
We may not be able to successfully identify and execute strategic alliances or other relationships with third parties or to successfully manage the impacts of acquisitions, dispositions or relationships on our operations.

Risks Related to Our Intellectual Property

●	We are subject to risks relating to intellectual property rights and risks of infringement;

●
If we are unable to maintain patent protection for our products, our competitors could develop and commercialize products and technology similar or identical to our product candidates, and our ability to successfully commercialize any product candidates we may develop, and our science may be adversely affected;

●
Obtaining and maintaining our patent protection depends on compliance with various procedural measures, document submissions, fee payments and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements;

Risks Relating to Operations in Israel

●	Conditions in the Middle East and in Israel may harm our operations;

●	Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Relating to Our International Operations

●	Our international clinical trials may be delayed or otherwise adversely impacted by social, political and economic factors affecting the particular foreign country;

Risks Relating to Ownership of Our ordinary shares

●
Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters;

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors;

●
We incur increased costs as a result of operating as a public company listed on a U.S. national securities exchange and our management will be required to devote substantial time to new compliance initiatives;

●
We have only initially commenced evaluating  whether our existing internal control over financial reporting is effectively operating , and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls;

●
Because certain of our directors and executive officers are among our largest shareholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from investors;

●	U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes;

●	The market price of our ordinary shares may be highly volatile, which could result in substantial losses for holders of our ordinary shares;

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.

We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. During the three years ended December 31, 2020, 2019 and 2018, we incurred losses of $4,053,000, $1,279,000 and $828,000, respectively. We have not yet commercialized our initial drug candidate, PRF-110, or our drug delivery system and cannot be sure that we will ever be able to do so. Even if we commercialize PRF-110, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval and successfully commercialize PRF-110.

We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage clinical trials for PRF-110;

●	seek regulatory approvals;

●	implement internal systems and infrastructures;

●	hire management and other personnel; and

●	progress PRF-110 towards commercialization.

If PRF-110 fails in clinical trials or does not gain regulatory clearance or approval, or if it does not achieve market acceptance, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by a development-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

Our limited operating history may make it difficult for you to assess our future viability. We have never generated revenues and may never be profitable.

We are an early clinical stage company. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our lead product candidate, PRF-110, identifying potential product candidates, conducting preclinical studies of our product candidates and conducting clinical trials. We have not yet demonstrated our ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture commercial-scale drug products or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful drug commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We may need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual periods as indications of future operating performance.

We will need substantial additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce and/or eliminate our research and drug development programs or future commercialization efforts.

Developing drug products, including conducting clinical trials, is a time-consuming, expensive and uncertain process. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for, PRF-110. In addition, if we obtain marketing approval for PRF-110, we expect to incur significant commercialization expenses related to drug sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time. Furthermore, following our recent initial public offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce and/or eliminate our research.

We will be required to expend significant funds in order to advance the development of PRF-110, as well as any other product candidates and the net proceeds from our recent initial public offering and our existing cash and cash equivalents are not expected to be sufficient to fund the full completion of development of PRF-110. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements, or other sources. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that our existing financial resources will enable us to fund our operating expenses and capital expenditure requirements for twelve months from the issuance of this Annual Report. Our estimate as to how long we expect our existing financial resources to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

●
the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●
the costs and timing of future commercialization activities, including drug sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the amount of revenue, if any, received from commercial sales of PRF-110, should it receive marketing approval;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

●
our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company; and

●	the impact of the COVID-19 pandemic, which may exacerbate the magnitude of the factors discussed above.

We may not receive any funds from the exercise of warrants and additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize PRF-110 or any future products.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our product candidates.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce and/or eliminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to Our Drug Development and Business

We are dependent on the success of our initial product candidate, PRF-110, for which a number of clinical trials are planned. Our clinical trials of PRF-110 may not be successful. If we are unable to obtain approval for and ultimately commercialize PRF-110 or experience significant delays in doing so, our business will be materially harmed.

Our future success is substantially dependent on our ability to timely obtain marketing approval for, and then successfully commercialize, PRF-110, our lead product candidate. We are investing all of our efforts and financial resources in the research and development of PRF-110. Our business currently depends entirely on the successful development and commercialization of PRF-110. We currently have no drugs approved for sale and generate no revenues from sales of any products, and we may never be able to develop a marketable product.

PRF-110 will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote PRF-110 before we receive marketing approval from the Food and Drug Administration, or FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of PRF-110 will depend on several factors, including the following:

●	successful and timely completion of our ongoing clinical trials of PRF-110;

●	initiation and successful patient enrolment and completion of additional clinical trials on a timely basis;

●	our ability to demonstrate PRF-110’s safety, tolerability and efficacy to the FDA or any comparable foreign regulatory authority for marketing approval;

●	timely receipt of marketing approvals for PRF-110;

●	maintaining patent protection, trade secret protection and regulatory exclusivity, both in the U.S. and internationally;

●	successfully defending and enforcing our rights in our intellectual property portfolio;

●	avoiding and successfully defending against any claims that we have infringed, misappropriated or otherwise violated any intellectual property of any third party;

●	the performance of our future collaborators, if any;

●	the extent of, and our ability to timely complete, any required post-marketing approval commitments imposed by FDA or other applicable regulatory authorities;

●
establishment of supply arrangements with third-party raw materials and drug product suppliers and manufacturers who are able to manufacture clinical trial and commercial quantities of PRF-110 and to develop, validate and maintain a commercially viable manufacturing process that is compliant with current Good Manufacturing Practices, or cGMP, at a scale sufficient to meet anticipated demand and over time enable us to reduce our cost of manufacturing;

●	establishment of scaled production arrangements with third-party manufacturers to obtain finished products that are compliant with cGMP and appropriately packaged for sale;

●	successful launch of commercial sales following any marketing approval;

●	a continued acceptable safety profile following any marketing approval;

●	commercial acceptance by patients, the medical community and third-party payors;

●	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

●	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments; and

●	our ability to compete with other post-operative pain, or POP, treatments.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of PRF-110. If we are not successful in commercializing PRF-110, or are significantly delayed in doing so, our business will be materially harmed.

The COVID-19 pandemic may adversely affect our development efforts including the planned clinical trials for PRF-110.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a disease. Many countries around the world, including Israel and the United States, have imposed quarantines and restrictions on travel, mass gatherings, closing of non-essential businesses and shelter-in-place orders to slow the spread of the virus. While the spread of COVID-19 has not yet directly impacted our operations, COVID-19 may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and will likely impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 impacts our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

We have not yet commercialized any products or technologies, and we may never become profitable.

We have not yet commercialized any products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including:

●	the timing of regulatory approvals in the countries, and for the uses, we seek;

●	the competitive environment;

●	the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products;

●	our ability to enter into strategic agreements with pharmaceutical and biotechnology companies with strong marketing and sales capabilities;

●	the adequacy and success of distribution, sales and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover any of our products or products incorporating our technologies. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we successfully develop one or more products that incorporate our technologies, we may not become profitable.

The loss of the services of our key personnel would negatively affect our business.

To successfully develop our drug candidates, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability. Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Ilan Hadar, Prof. Eli Hazum, Dr. Sigal Aviel and Rita Keynan.  Any loss of the services of members of our senior management would adversely affect our business. We do not currently maintain key-person insurance on the lives of any of our key personnel.

We may be unable to attract, develop and retain additional employees required for our development and future success.

Our success is largely dependent on the performance of our management team and certain key employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The inability to attract suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

If we are unable to successfully complete our clinical trial programs for PRF-110, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials depends in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrolment of patients, and the rate at which we are able to collect, clean, lock and analyse the clinical trial database. Patient enrolment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. If we experience delays in identifying and contracting with sites or in patient enrolment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis.

We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals. If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

We have not received, and may never receive, regulatory approval for commercial sale for PRF-110. We currently do not have any drug candidates pending approval with the FDA or with regulatory authorities of other countries. In order to obtain FDA approval to market a new drug product, we or our potential partners must demonstrate proof of efficacy in humans. To meet these requirements, we or our potential partners will have to conduct “adequate and well-controlled” clinical trials.

Clinical development is a long, expensive and uncertain process. Clinical trials are very difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Satisfaction of regulatory requirements typically depends on the nature, complexity and novelty of the product and requires the expenditure of substantial resources. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

●	obtaining regulatory approvals (e.g., an Investigational New Drug, or IND, application) to commence a clinical trial;

●
reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	slower than expected rates of patient recruitment due to narrow screening requirements and competing clinical studies;

●	the inability of patients to meet protocol requirements imposed by the FDA or other regulatory authorities;

●	the need or desire to modify our manufacturing process;

●	delays, suspension, or termination of the clinical trials due to the institutional review board responsible for overseeing the study at a particular study site; and

●	governmental or regulatory delays or “clinical holds” requiring suspension or termination of the trials.

Following the completion of a clinical trial, regulators may not interpret data obtained from clinical tests of our drug candidate the same way that we do, which could delay, limit or prevent our receipt of regulatory approval. In addition, the designs of any clinical trials may not be reviewed or approved by the FDA prior to their commencement, and consequently the FDA could determine that the parameters of any studies are insufficient to demonstrate efficacy in humans. Failure to approve a completed study could also result from several other factors, including unforeseen safety issues, the determination of dosing, low rates of patient recruitment, the inability to monitor patients adequately during or after treatment, the inability or unwillingness of medical investigators to follow our clinical protocols, and the lack of effectiveness of the trials.

If the clinical trials fail to satisfy the criteria required, the FDA or other regulatory agencies/authorities may request additional information, including additional clinical data, before approval of marketing a product. Negative or inconclusive results or medical events during a clinical trial could also cause us to delay or terminate our development efforts. If we experience delays in the testing or approval process, or if we need to perform more or larger clinical trials than originally planned, our financial results and the commercial prospects for our drug candidates and technologies may be materially impaired.

Clinical trials have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after achieving promising results in earlier trials. It may take us many years to complete the testing of our drug candidates and technologies, and failure can occur at any stage of this process.

Even if regulatory approval is obtained, our products and their manufacture will be subject to continual review, and there can be no assurance that such approval will not be subsequently withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the products or their manufacture, may result in the imposition of regulatory restrictions, including withdrawal of the product from the market, or result in increased costs to us.

If third parties on which we will have to rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products.

We will have to depend on independent clinical investigators, clinical research organizations, and other third-party service providers to conduct the clinical trials of our drug candidates and technologies. We recently engaged Lotus Clinical Research as our clinical research organization for our planned Phase 3 trials of PRF-110. We will rely heavily on these parties for successful execution of our clinical trials, but we will not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the FDA or other foreign regulatory agencies or authorities relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trial’s plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our products, or could result in enforcement action against us.

If we do not establish or maintain drug development and marketing arrangements with third parties, we may be unable to commercialize our drug candidates and technologies into products.

We do not possess all of the capabilities to fully commercialize our drug candidates and technologies on our own. From time to time, we may need to contract with third parties to:

●	assist us in developing, testing and obtaining regulatory approval;

●	manufacture our drug candidates; and

●	market and distribute our products.

We can provide no assurance that we will be able to successfully enter into agreements with such third-parties on terms that are acceptable to us. If we are unable to successfully contract with third parties for these services when needed, or if existing arrangements for these services are terminated, whether or not through our actions, or if such third parties do not fully perform under these arrangements, we may have to delay, scale back or end one or more of our drug development programs or seek to develop or commercialize our drug candidates independently, which could result in delays. Moreover, if these development or marketing agreements take the form of a partnership or strategic alliance, such arrangements may provide our collaborators with significant discretion in determining the efforts and resources that they will apply to the development and commercialization of our products. Accordingly, to the extent that we rely on third parties to research, develop or commercialize our products, we may be unable to control whether such products will be scientifically or commercially successful.

Even if we or our collaborative/strategic partners or potential collaborative/strategic partners receive approval to market our drug candidates, if our products fail to achieve market acceptance, we will never record meaningful revenues.

Even if PRF-110 is approved for sale, it may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

●	perceptions by members of the health care community, including physicians, of the safety and efficacy of our product;

●	the potential advantages that our product offers over existing treatment methods or other products that may be developed;

●	the cost-effectiveness of our product relative to competing products;

●	the availability of government or third-party pay or reimbursement for our products; and

●	the effectiveness of our or our partners’ sales, marketing and distribution efforts.

PRF-110, if successfully developed and commercially launched, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize our product candidates unless our products bring clear and demonstrable advantages over other products currently marketed for the same indication. Because we expect sales of PRF-110 will generate substantially all of our revenues for the foreseeable future, the failure of PRF-110 to find market acceptance would harm our business and future prospects.

If the third parties upon whom we rely to manufacture our products do not successfully manufacture our products, our business will be harmed.

We do not currently have the ability to manufacture the compounds that we need to conduct our clinical trials and, therefore, rely upon, and intend to continue to rely upon, certain manufacturers to produce and supply our drug candidates for use in clinical trials and for future sales. In order to commercialize our products, such products will need to be manufactured in commercial quantities while adhering to all regulatory and other local requirements, all at an acceptable cost. We may not be able to enter into future third-party contract manufacturing agreements on acceptable terms, if at all.

We are currently conducting process validation to comply with FDA and EU and EU member states’ manufacturing standards regulations. Once completed, we intend to begin manufacturing PRF-110 batches for the first of two planned Phase 3 clinical trials. If the FDA or any other comparable foreign regulatory authority finds failures in our manufacturing processes, validation procedures, and specifications, or facilities of our third-party manufacturers, we may be required to delay or suspend our planned Phase 3 clinical trials or any other clinical trials or otherwise discontinue development and production of PRF-110. In addition, if our contract manufacturers or other third parties fail to deliver PRF-110 for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or sources, we may also be required to delay or suspend clinical trials or otherwise discontinue development and production of PRF-110.

Our contract manufacturers will be required to produce our clinical drug candidates under strict compliance with cGMP in order to meet acceptable regulatory standards for our clinical trials. If such standards change, the ability of contract manufacturers to produce our drug candidates on the schedule we require for our clinical trials may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with us or may discontinue their business before the time required by us to successfully produce and market our drug candidates, and it may be difficult to replace them. Any difficulties or delays in our contractors’ manufacturing and supply of drug candidates could increase our costs, cause us to lose revenue or make us postpone or cancel clinical trials.

In addition, our contract manufacturers will be subject to ongoing periodic, unannounced inspections by the FDA and corresponding foreign or local governmental agencies to ensure strict compliance with, among other things, cGMP, in addition to other government regulations and corresponding foreign standards. We will not have control over, other than by contract, third-party manufacturers’ compliance with these regulations and standards. No assurance can be given that our third-party manufacturers will comply with these regulations or other regulatory requirements now or in the future.

In the event that we are unable to obtain or retain third-party manufacturers, we will not be able to commercialize our products as planned. If third-party manufacturers fail to deliver the required quantities of our products on a timely basis and at commercially reasonable prices, our ability to develop and deliver products on a timely and competitive basis may be adversely impacted and our business, financial condition or results of operations will be materially harmed.

If our competitors develop and market products that are less expensive or more effective than our product, our revenues and results may be harmed and our commercial opportunities may be reduced or eliminated.

The pharmaceutical industry is highly competitive. Our commercial opportunities may be reduced or eliminated if our competitors develop and market products that are less expensive, more effective or safer than our product. Some of these potential competing drugs are already commercialized or are further advanced in development than PRF-110. Even if we are successful in our developmental efforts, PRF-110 may not compete successfully with products produced by our competitors, who may be able to market their drugs more effectively.

Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience and know-how in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop products that could render our technologies or our drug candidates obsolete or non-competitive. Development of new drugs, medical technologies and competitive medical devices may damage the demand for our products without any certainty that we will successfully and effectively contend with those competitors.

Any of our product candidates for which we, or our future collaborators, obtain marketing approval in the future will be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our product candidates following approval.

Any of our product candidates for which we, or our future collaborators, obtain marketing approval in the future, will be subject to continual review by the FDA or comparable foreign regulatory authorities. For example, in the U.S., the FDA and other agencies, including the Department of Justice, or the DOJ, closely regulate and monitor the post-approval marketing and promotion of drugs to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we, or our future collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state healthcare fraud and abuse laws and state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our product candidates or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

●	litigation involving patients taking our drug;

●	restrictions on such drugs, manufacturers or manufacturing processes;

●	restrictions on the labeling or marketing of a drug;

●	restrictions on drug distribution or use;

●	requirements to conduct post-marketing studies or clinical trials;

●	warning letters or untitled letters;

●	withdrawal of the drugs from the market;

●	refusal to approve pending applications or supplements to approved applications that we submit;

●	recall of drugs;

●	fines, restitution or disgorgement of profits or revenues;

●	suspension or withdrawal of marketing approvals;

●	damage to relationships with any potential collaborators;

●	exclusion from or restrictions on coverage by third-party payors;

●	unfavorable press coverage and damage to our reputation;

●	refusal to permit the import or export of drugs;

●	drug seizure; or

●	injunctions or the imposition of civil or criminal penalties.

Recently enacted and future legislation, and a change in existing government regulations and policies, may increase the difficulty and cost for us and our future collaborators to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

In the U.S. and several foreign jurisdictions, there have been and continue to be a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of our future collaborators, to profitably sell any drugs for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the price that we, or our future collaborators, may receive for any approved drugs.

In the U.S., the Congress and recent presidential administrations have enacted or are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell PRF-110, if approved, and to do so profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access.

In the U.S., the pharmaceutical industry has been a particular focus of efforts to reform the healthcare system and has been significantly affected by major legislative initiatives, including the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “PPACA”), which contains provisions that may potentially affect the profitability of PRF-110, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs, and expansion of the entities eligible for discounts under the Public Health Services pharmaceutical pricing program. There have been judicial and Congressional challenges to the PPACA that contribute to regulatory uncertainty that could affect the profitability of our products. In December 2018, a federal district court in Texas ruled the individual mandate was unconstitutional and could not be severed from the PPACA. As a result, the court ruled the remaining provisions of the PPACA were also invalid, though the court declined to issue a preliminary injunction with respect to the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision is expected until the next Supreme Court term until sometine in 2021 before the end of the next Supreme Court’s current term. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that executive and regulatory initiatives, as well as legislation, will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

Moreover, effective January 1, 2019, the Bipartisan Budget Act of 2018, among other things, further amends portions of the Social Security Act implemented as part of the PPACA to increase from 50% to 70% the point-of-sale discount that pharmaceutical manufacturers participating in the Coverage Gap Discount Program provide to eligible Medicare Part D beneficiaries during the coverage gap phase of the Part D benefit, commonly referred to as the “donut hole,” and to reduce standard beneficiary cost sharing in the coverage gap from 30% to 25% in most Medicare Part D plans. It remains to be seen precisely what any new legislation will provide, when or if it will be enacted, and what impact it will have on the availability and cost of healthcare items and services, including drug products.

Other legislative changes have been proposed and adopted since PPACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year that started in April 2013. .These reductions will stay in effect through 2030 unless additional congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021.The American Taxpayer Relief Act of 2012, which, among other changes, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These legislative changes may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

More recently, the cost of prescription pharmaceuticals has been the subject of considerable discussion in the U.S. Congress has conducted or is in the process of conducting inquiries into the prescription drug industry’s pricing practices. At the state level, legislatures are increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out-of-pocket costs for, drug products. Implementation of cost containment measures or other healthcare reforms that affect the pricing or availability of drug products may impact our ability to generate revenue, attain or maintain profitability, or commercialize products for which we may receive regulatory approval in the future.

We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria or new payment methodologies, and place additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels and imposition of more rigorous coverage criteria or new payment methodologies may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any coverage or reimbursement policies instituted by Medicare or other federal health care programs may result in similar policies from private payors. The implementation of cost containment measures or other healthcare reforms may affect our ability to generate revenue, attain or maintain profitability, or commercialize our product candidates. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

The pricing of prescription pharmaceuticals is also subject to governmental control outside the U.S. In these countries, pricing regulation can hamper market access and/or pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to that of other available therapies, and our product candidates may be subject to strict health technology assessments (HTA). If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenues and become profitable could be impaired, and we might be forced to take our product off the market.

Legislative and regulatory proposals have also been made to expand post-approval requirements and restrict sales and promotional activities for drug products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any future collaborators to more stringent drug labeling and post-marketing testing and other requirements.

Changes in funding for the FDA could hinder FDA’s ability to hire and retain key leadership and other personnel, or otherwise prevent new products from being developed or commercialized in a timely manner.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the FDA have fluctuated in recent years as a result. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S government has shut down several times, and the FDA has had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.

Our business relies upon information technology systems operated by us and by our third-party service providers. These systems may fail or experience operational disruption, experience cybersecurity attacks, or be damaged by computer viruses and unauthorized access. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. While we are currently in the process of developing and implementing policies and procedures to ensure the security and integrity of our information technology systems and confidential and proprietary information, we do not currently have any such policies and procedures formally in place. If we fail to develop and maintain adequate policies and procedures for the protection of our information technology systems and confidential and proprietary information, we may be vulnerable to security breaches or disruptions and system breakdowns or other damage or interruptions.

We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to or store our confidential information. We do not conduct audits or formal evaluations of our third-party vendors’ information technology systems and cannot be sure that our third-party vendors have sufficient measures in place to ensure the security and integrity of their information technology systems and our confidential and proprietary information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed. While we have not, to our knowledge, experienced any material IT system failures or cybersecurity attacks to date, we cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, business operations, a breach of sensitive personal information or a loss or corruption of critical data assets including trade secrets or other proprietary information. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such IT system failures, cybersecurity attacks or vulnerabilities to our or our third-party vendors’ information security programs or defenses could result in legal liability, reputational damage, business interruption, and our competitive position could be harmed and the further development and commercialization of our products or any future products could be delayed or disrupted. Moreover, containing and remediating any IT system failure, cybersecurity attack or vulnerability may require significant investment of resources. Furthermore, significant security breaches or disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us.

We face product liability risks and may not be able to obtain adequate insurance.

The use of our drug candidates in clinical trials, and the sale of any approved products, exposes us to liability claims. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to cease clinical trials of our drug candidates and technologies or limit commercialization of any approved products.

We believe that we will be able to obtain sufficient product liability insurance coverage for our planned clinical trials. We intend to expand our insurance coverage to include the commercial sale of any approved products if marketing approval is obtained; however, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise. Regardless of merit or eventual outcome, product liability claims may result in:

●	decreased demand for a product;

●	damage to our reputation;

●	withdrawal of clinical trial volunteers; and

●	loss of revenues.

Consequently, a product liability claim or product recall may result in material losses.

Significant interruptions in our access to certain key inputs such as raw materials and drug products may impair our business.

Our business is dependent on a number of key inputs and their related costs, including raw materials, drug products supplied by third parties and production facilities for our drug products. Any significant interruption, price increase or negative change in the availability of the supply chain for our key inputs could curtail or preclude our ability to produce our product candidate.  Our ability to compete is dependent on us having access, at a reasonable cost and in a timely manner, to key raw materials and drug products, skilled consultants and production facilities.  No assurance can be given that we will be successful in maintaining our required supply of raw materials, and drug products or that we will be able to continue to attract skilled consultants with respect to our development efforts.

We may not be able to successfully identify and execute strategic alliances or other relationships with third parties or to successfully manage the impacts of acquisitions, dispositions or relationships on our operations.

We currently have, and may expand the scope of, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete further such strategic alliances is dependent upon, and may be limited by, among other things, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all.

Although we do not currently plan to engage in other material strategic transactions, such as acquisitions, we may from time to time consider such transactions. Material strategic transactions involve a number of risks, including:

●	the potential disruption of our ongoing business;

●	the distraction of management away from the ongoing oversight of our existing business activities;

●	incurring additional indebtedness;

●	the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated;

●	an increase in the scope and complexity of our operations; and

●	the loss or reduction of control over certain of our assets.

A strategic transaction may result in a significant change in the nature of our business, operations and strategy, and we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

Risks Related to Our Intellectual Property

We are subject to risks relating to intellectual property rights and risks of infringement.

We are dependent upon our proprietary technology and we rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights.   To protect our technologies, documentation and other written materials, we primarily rely on trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of products in our field, and we expect piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our products exists.  In addition, the laws of certain countries do not protect our proprietary rights as fully as do the laws of the U.S. and Israel.  We cannot be certain that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

We are not aware that we have infringed any proprietary rights of third parties.  It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights.  It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

●	result in costly litigation;

●	divert management’s attention and resources;

●	cause product shipment delays; and

●	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected. In addition, we could be subject to damages, injunction from use, sale or licensing of our product, as well as attorneys’ fees.

If we are unable to maintain patent protection for our products, our competitors could develop and commercialize products and technology similar or identical to our product candidates, and our ability to successfully commercialize any product candidates we may develop, and our science may be adversely affected.

As with our competitors, our ability to maintain and solidify a proprietary position for our product candidates will depend upon our success in obtaining effective patent claims that cover such product candidates, their manufacturing processes and their intended methods of use, and enforcing those claims once granted. Furthermore, in some cases, we may not be able to obtain issued claims covering our product candidates which are sufficient to prevent third parties, such as our competitors, from either utilizing our technology or designing around any patent claims to avoid infringing them. Any failure to obtain or maintain patent protection with respect to our product candidates could have a material adverse effect on our business, financial condition, and results of operations.

Changes in either the patent laws or their interpretation in the U.S. and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our issued patents. Additionally, we cannot predict whether the patent applications we or our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to file for or obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. If any licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised or even lost entirely. If there are material defects in the form, preparation or prosecution of our patents or patent applications, such patents or applications may be subject to challenges based on invalidity and/or unenforceability. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

Patents also have a limited lifespan. In the U.S., subject to certain extensions that may be obtained in some cases, the natural expiration of a utility patent is generally 20 years from its earliest effective filing date, and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for our products and services, we may be open to competition. Further, if we encounter delays in our development efforts, the period of time during which we could market our products and services under patent protection would be reduced.

Obtaining and maintaining our patent protection depends on compliance with various procedural measures, document submissions, fee payments and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to the U.S. Patent and Trademark Office, or the USPTO, and various government patent agencies outside of the U.S. over the lifetime of our and our licensors’ patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process and after patent issuance. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market in that jurisdiction with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, and results of operations.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to competitors and be unable to operate our business profitably.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, can be expensive or difficult to enforce, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●
others may be able to make products that are similar to our product candidates or utilize similar science or technology but that are not covered by the claims of the patents that we may own or license from our licensors or that incorporate certain research in our product candidates that is in the public domain;

●	we might not have been the first to file patent applications covering our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

●
our competitors or other third parties might conduct research and development activities in countries where do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●
the patents of others may harm our business if, for example, we are found to have infringed those patents or if those patents serve as prior art to our patents which could potentially invalidate our patents; and

●
we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property, which could ultimately result in public disclosure of the intellectual property if the third party’s patent application is published or issues to a patent.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, and results of operations.

Our reliance on third parties requires us to share our trade secrets and other intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets and other intellectual property will be misappropriated or disclosed.

We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining the physical security of our premises and physical and electronic security of our information technology systems.

Despite our efforts to protect our trade secrets, our competitors or other third parties may discover our trade secrets, either through breach of confidentiality agreements, independent development or publication of information including our trade secrets by third parties. A competitor’s or other third party’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business, financial condition, results of operations and prospects.

Further, although we expect all of our employees and consultants and other third parties who may be involved in the development of intellectual property for us to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that we have entered into such agreements with all applicable third parties or that all such agreements have been duly executed. Even if we have entered into such agreements, we cannot assure you that our counterparties will comply with the terms of such agreements or that the assignment of intellectual property rights under such agreements is self-executing. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

There is a great deal of litigation concerning intellectual property in our industry, and we or our licensors could become involved in litigation. Even if resolved in our or our licensors’ favor, litigation or other legal proceedings relating to intellectual property claims may cause us or our licensors to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our securities. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct or defend against such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition, results of operations and ability to compete in the marketplace.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Our executive office, research and development facilities, as well as some of our clinical supply manufacturer are or will be located in Israel. Most of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas and Hezbollah militant groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel.

Our offices, located in Tel Aviv, Israel, are within the range of the missiles and rockets that have been fired sporadically at Israeli cities and towns from Gaza and South Lebanon since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

 As a company incorporated under the laws of the State of Israel, we are subject to Israeli corporate law which requires approval by the Israeli Registrar of Companies, or the Registrar, for merger transactions, imposes specific thresholders and criteria for tender offer acquisitions of shares, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Registrar and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the holder of a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Israel.

 Service of process upon us, since we are incorporated in Israel, and upon our directors and officers, who reside outside the U.S., may be difficult to obtain within the U.S. In addition, because substantially all of our assets and most of our directors and officers are located outside the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S. There is a doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act pursuant to original actions instituted in Israel. Subject to particular time limitations and provided certain conditions are met, executory judgments of a U.S. court for monetary damages in civil matters may be enforced by an Israeli court.

As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and the Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a “foreign private issuer” and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission, or the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under Israel’s Companies Law, 5759-1999, as amended, or Companies Law, as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated officer holders on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

In addition, as a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, board of directors independence requirements, director nomination procedures, compensation committee matters. In addition, we will follow our home country law instead of the listing rules of the Nasdaq Capital Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and key consultants. These agreements prohibit our employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

In addition, Chapter 8 of the Israeli Patents Law, 5727-1967, or the Patents Law, deals with inventions made in the course of an employee’s service and during his or her term of employment, whether or not the invention is patentable, or service inventions. Section 134 of the Patents Law, sets forth that if there is no agreement which explicitly determines whether the employee is entitled to compensation for the service inventions and the extent and terms of such compensation, such determination will be made by the Compensation and Rewards Committee, a statutory committee of the Israeli Patents Office. As a result, it is unclear if, and to what extent, our research and development employees may be able to claim compensation with respect to our future revenue. As a result, we may receive less revenue from future products if such claims are successful, which in turn could impact our future profitability.

Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks Relating to Our International Operations

Our international clinical trials may be delayed or otherwise adversely impacted by social, political and economic factors affecting the particular foreign country.

We may conduct clinical trials in different geographical locations. Our ability to successfully initiate, enroll and complete a clinical trial in any of these countries, or in any future foreign country in which we may initiate a clinical trial, are subject to numerous risks unique to conducting business in foreign countries, including:

●	difficulty in establishing or managing relationships with clinical research organizations and physicians;

●	different standards for the conduct of clinical trials and/or health care reimbursement;

●	our inability to locate qualified local consultants, physicians, and partners;

●	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical products and treatment; and

●	general geopolitical risks, such as political and economic instability, and changes in diplomatic and trade relations.

Any disruption to our planned international clinical trial program could significantly delay our product development efforts.

We are subject to anti-bribery, anti-corruption, and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act. Violations of such laws could result in criminal prosecution and substantial penalties.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. We do business and may do additional business in the future in countries or regions where strict compliance with anti-bribery laws may conflict with local customs and practices. Violations of anti-bribery laws (either due to our acts or our inadvertence) may result in criminal and civil sanctions and could subject us to other liabilities in the U.S. and elsewhere. Even allegations of such violations could disrupt our business and result in a material adverse effect on our business and operations.

We are committed to doing business in accordance with applicable anti-corruption laws and our own internal policies and procedures. We also plan to implement policies and procedures concerning compliance with the FCPA that is disseminated to employees, directors, contractors and agents. Our policies and procedures and any future improvements, however, may prove to be less than effective, and our employees and consultants may engage in conduct for which we might be held responsible. Some foreign jurisdictions may require us to utilize local agents and/or establish joint ventures with local operators or strategic partners. Even though some of our agents and partners may not themselves be subject to the FCPA or other non-U.S. anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We are exposed to risks relating to the laws of various countries as a result of our international operations.

We are exposed to various levels of political, economic, legal and other risks and uncertainties associated with operating in or exporting to other jurisdictions. These risks and uncertainties include, but are not limited to, changes in the laws, regulations and policies, political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment.

Changes, if any, in the laws, regulations and policies around the world may adversely affect the operations or profitability of our international operations. Specifically, our operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

Risks Relating to Ownership of Our Ordinary Shares

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act as well as rule changes proposed and enacted by the SEC and the NASDAQ Stock Market as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted all of these measures. As of the date of this Annual Report on Form 20-F, we are not in compliance with requirements relating to the distribution of annual and interim reports, the holding of shareholders meetings and solicitation of proxies for such meeting and requirements for shareholder approval for certain corporate actions.

Regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not applicable to emerging growth companies. For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●
being permitted to provide only three years of audited financial statements, in addition to any required unaudited condensed interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

●	reduced disclosure obligations regarding executive compensation.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We incur increased costs as a result of operating as a public company listed on a U.S. national securities exchange and our management will be required to devote substantial time to new compliance initiatives.

Historically, we have operated as a private company. As a public company listed on a U.S. national securities exchange, particularly after we are no longer an emerging growth company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, and rules implemented by the U.S. Securities and Exchange Commission, or the SEC, and the Nasdaq Capital Market, impose various requirements on public companies, including requirements to file annual reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating as a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting and disclosure controls and procedures necessary to ensure timely and accurate reporting of operational and financial results. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being listed on a U.S. national securities exchange and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage that is currently in place. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

We have initially commenced evaluating whether our existing internal control over financial reporting is effectively operating, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, or Section 404, starting with the second annual report that we file with the SEC following our initial public offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an emerging growth company under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have only initially commenced the process of determining whether our existing internal controls over financial reporting systems are effectively operating and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Because certain of our directors and executive officers are among our largest shareholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from investors.

As of March 15, 2021, our directors and executive officers collectively and beneficially own approximately 34% of our outstanding ordinary shares. The interests of such persons may differ from the interests of our other shareholders. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the following actions:

●	to elect or defeat the election of our directors;

●	amend or prevent amendment of our charter documents or by-laws;

●	effect or prevent a merger, sale of assets or other corporate transaction; and

●	to control the outcome of any other matter submitted to our shareholders for vote.

Such persons’ share ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our share price.

FINRA sales practice requirements may also limit your ability to buy and sell shares of our ordinary shares, which could depress the price of such shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit your ability to buy and sell shares of our ordinary shares, have an adverse effect on the market for shares of our ordinary shares, and thereby depress price of our ordinary shares.

There can be no assurance that our ordinary shares will continue to be listed or that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We cannot assure you that we will be able to meet the Nasdaq Capital Market’s continued listing requirement or maintain other listing standards. If our ordinary shares are delisted by the Nasdaq Capital Market, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●
determination that our ordinary shares and/or warrants are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our ordinary shares remain listed on the Nasdaq Capital Market, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on the Nasdaq Capital Market and therefore not “covered securities,” we would be subject to regulation in each state in which we offer our securities.

Future issuance of our ordinary shares could dilute the interests of existing shareholders.

We may issue additional shares of our ordinary shares in the future in connection with a financing or an acquisition. The issuance of a substantial number of shares of ordinary shares could have the effect of substantially diluting the interests of our existing shareholders and any subsequent sales or resales by our shareholders could have an adverse effect on the market price of our ordinary shares.

We do not intend to pay dividends for the foreseeable future, and our investors must rely on increases in the market prices of our ordinary shares for returns on equity investment.

To date, we have not paid any cash dividends on our ordinary shares. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability and our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy. For the foreseeable future, earnings generated from our operations will be retained for use in our business and not used to pay dividends. Accordingly, our investors must rely on increases in the market prices of our ordinary shares for returns on equity investment.

U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the average value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2020 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2021 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. In any taxable year in which we are characterized as a PFIC for U.S. federal income tax purposes, a U.S. Holder, (as defined below) that owns ordinary shares could face adverse U.S. federal income tax consequences, including having gains realized on the sale of ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on ordinary shares by U.S. Holders who are individuals, and having interest charges apply to distributions by us and the proceeds of ordinary share sales. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF.  These elections would result in an alternative treatment (such as mark-to-market treatment) of the ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.  If we are a PFIC in any year, U.S. Holders may be subject to additional Internal Revenue Service, or IRS, filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC.   U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see “10.E – Taxation – Certain U.S. Federal Income Tax Consequences.”

The market price of our ordinary shares may be highly volatile, which could result in substantial losses for holders of our ordinary shares.

The trading price of our ordinary shares may be highly volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

●	changes or developments in laws or regulations governing our business;

●	announcements of regulatory approvals or the failure to obtain them, or specific label indications or patient populations for their use, or changes or delays in the regulatory review process;

●	unsatisfactory results of preclinical studies or clinical trials;

●	adverse actions taken by regulatory agencies with respect to our manufacturing supply chain or sales and marketing activities;

●	announcements of innovations or new products by us or our competitors;

●	any intellectual property infringement, misappropriation or other actions in which we may become involved;

●	any adverse changes to our relationships with manufacturers or suppliers;

●	announcements concerning our competitors;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation; and

●	any changes in our board of directors or management.

If our results fall below the expectations of investors or securities analysts, the price of our ordinary shares could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our shares to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Further, the stock market in general may experience extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of companies. Broad market and industry factors may negatively affect the market price of our ordinary shares regardless of our actual operating performance. In addition, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

Moreover, the liquidity of our ordinary shares will be limited, not only in terms of the number of ordinary shares that can be bought and sold at a given price, but by potential delays in the timing of executing transactions in our ordinary shares and a reduction in security analyst and media’s coverage of our company, if any. These factors may result in lower prices for our ordinary shares than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our ordinary shares. In addition, without a large float, our ordinary shares will be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our ordinary shares may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate its investment in our ordinary shares. Trading of a relatively small volume of our ordinary shares may have a greater impact on the trading price of our ordinary shares than would be the case if our public float were larger. We cannot predict the prices at which our ordinary shares will trade in the future.

The grant and future exercise of registration rights may adversely affect the market price of our ordinary shares.

Pursuant to the investors’ rights agreement among the Company and certain investors, we are required to comply with a demand that the Company register their registrable securities. The registration of these securities will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our traded securities, our securities price and trading volume could be negatively impacted.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

We were incorporated under the laws of the State of Israel in November 2007. Our principal executive offices are located at 4 Bruria St., Tel Aviv, Israel 6745442. Our telephone number is +972-3-3717050. Our corporate website address is www.painreform.com. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (http://www.painreform.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act that are applicable to other public companies that are not foreign private issuers. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our senior management, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

B.	Business Overview

Overview

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Our strategy is to incorporate generic drugs with our proprietary extended-release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA. The 505(b)(2) new drug application, or NDA, process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application. PRF-110, our first product candidate, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

In a small, 15-patient Phase 2 proof-of-concept clinical study in hernia repair, PRF-110 provided substantial pain reduction for up to 72 hours post-operatively. A comparison of these results to historical data for ropivacaine alone suggests a substantial advantage to using PRF-110 over the local analgesic agent, ropivacaine, alone. As indicated in the FDA approved drug description, ropivacaine provides pain relief for only 2 to 6 hours. The surgeons that participated in the PRF-110 Phase 2 trial reported that it was easily integrated into the procedure and was non-disruptive of existing surgical techniques. Ropivacaine, the active drug used in PRF-110, is a safe and well-characterized local analgesic agent and the other components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded As Safe) by the FDA, mitigating many potential safety issues that are common in drug development.

We are currently preparing for the launch of the first of two Phase 3 clinical trials of PRF-110, one for the treatment of patients undergoing bunionectomy surgery and one for the treatment of patients undergoing hernia repair. We expect to commence the bunionectomy clinical trial by mid-year of 2021. After successful completion of the first trial, we plan to initiate the hernia repair clinical trial. We believe that there is a great unmet need for effective, long-lasting, non-opiate treatments for post-operative pain. The current market in post-operative pain treatment is approximately $12 billion, which is expected to grow to over $45 billion by the end of 2026 (Persistence Market Research, 2018). These market projections are based on the current generation of post-operative pain products, which largely consist of systemically administered opiates. At present, most of the available analgesics are dosed every four to six hours, requiring nursing attention when in the hospital, or discharge of the patients with an excess of drugs to treat anticipated pain. This exposure to opiates is a significant risk factor leading to opiate abuse disorder (Hah, et al. Chronic Opioid Use After Surgery: Implications for Perioperative Management in the Face of the Opioid Epidemic. 2017). PRF-110 was created to prolong analgesia at the surgical site, thus facilitating early post-operative ambulation, speeding recovery and reducing time in hospital. In addition, it is anticipated that PRF-110 will reduce opiate exposure and thereby lessen the risk of opiate abuse disorder.

Every year, starting 2017, there are more than 50 million surgical procedures performed annually in the U.S. in both hospitals and in ambulatory surgery centers. We believe that many of these invasive and painful procedures should be eligible for treatment with extended-release ropivacaine through our product, PRF-110. As reported in Pharmacotherapy, 2013, 99% of all surgeries are treated with opiates. The extended release nature of PRF-110 is intended to reduce pain for up to 72 hours from the time of surgery, thereby obviating/diminishing the need for additional pain medications. The only currently available extended release product (Exparel) was used in only ~1 million surgeries in 2018 out of potentially available 50 million procedures. We believe that its comparatively high price of approximately $300 per dose has hampered wide spread acceptance to date.

We believe that PRF-110 will significantly extend post-operative analgesia, will be significantly less costly to produce than the currently available extended release product and, unlike that product, will not require delicate handing. We plan to launch PRF-110 either by ourselves or with a strategic partner that is experienced in marketing products in surgical environments.

The Potential to Positively Impact the Opioid Epidemic

There is a societal imperative to reduce opioid use. While opioids are a valuable tool in the treatment of severe pain, especially post-surgical pain, their use carries a significant risk of abuse. Opiate-based analgesia is currently a mainstay of post-operative pain management: According to a medical study, 99% of all surgical patients receive opiates as part of their post-operative care.  It has been found that chronic opiate misuse and dependency can begin with as little as three days of post-operative treatment.  The current thinking in the field of pain management is that limiting opioid exposure in the post-operative period is likely to have a positive impact on future opiate misuse and dependency rates.  We have developed PRF-110 with this in mind.  However, until longitudinal studies to test this hypothesis are completed, we cannot state with certainty that the use of PRF-110 will have a material impact on the opiate epidemic.

Post-operative patients heal faster and with fewer complications when their pain is reduced, which results in faster ambulation and reduced need for opiate analgesia. PRF-110 is intended meet the goal of extended surgical site analgesia with a reduced need for opiate treatment. Initially, PRF-110 will be used to address only a small percentage of the surgical procedures requiring post-operative analgesia.

Our Vision

We believe that patients deserve safe, effective, lasting treatments that are cost effective. PRF-110 is an embodiment of this philosophy. Our studies to date have shown that a single application of PRF-110, either instilled directly into a surgical wound, or injected, provides safe, extended analgesia/anesthesia without the potential complications of opiates or nonsteroidal anti-inflammatory drugs. Moreover, PRF-110 has comparatively modest production costs compared the currently available extended release product. With a largely unmet need in the post-operative pain market, we believe that there is a great market opportunity for such a product.

The 505(b)(2) NDA pathway provides the fastest, most efficient way to deliver proven, safe and well-studied active pharmaceutical ingredients, or APIs, in a novel, proprietary form to provide extended release to address unmet medical needs. Utilizing this pathway, PRF-110 is a Phase 3-ready drug, with an approved IND application, in which we have paired our patented, proprietary extended release drug-delivery system with the well-characterized, safe and approved local anesthetic ropivacaine, to treat post-surgical pain. We believe that PRF-110 embodies our vision of drug development:

●	addressing unmet medical needs;

●	de-risked drug development by using long-established APIs and our patented, proprietary extended release drug-delivery system;

●	reduced development costs;

●	rapid preclinical and clinical testing;

●	well understood paths to approval: and

●	the potential to disrupt current practices.

Advantages of PRF-110

PRF-110 is a viscous clear oil-based solution that is instilled (deposited) directly into the surgical wound to provide localized and extended post-operative analgesia. Its physical characteristics and composition are key to it being well-tolerated and ease of use:

●	PRF-110 is highly viscous and thus stays in place when placed into a surgical wound bed.

●	PRF-110 remains within the surgical site when the skin is closed, without being toxic or proinflammatory.

●	PRF-110 is easy to administer and its use is consistent with current surgical practice.

●	PRF-110 is highly uniform and resistant to degradation in the wound, resulting is sustained,/extended release of the analgesic.

●	Ropivacaine, the active drug used in PRF-110, is a safe and well-characterized local anesthetic.

●	The components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded As Safe) by the FDA.

A hernia repair phase 2 clinical study was conducted in 15 hernia patients at the Sourasky Medical Center, the Galilee Medical Center and the Assaf Harofeh Medical Center, all located in Israel. The primary objective of the study was to evaluate the safety and tolerability of PRF-110 following hernia repair surgery performed by abdominal incision. The secondary objective was to evaluate pain intensity and the use of rescue pain medications following hernia surgery and application of PRF-110 at the incision site. While this study was not powered to determine statistical significance, a comparison of these results to placebo historical data evidenced lower average pain scores for up to 72 hours in comparison to the use of ropivacaine alone, which provided pain relief for only 2 to 6 hours. PRF-110 was well-tolerated and demonstrated an excellent pharmacotoxicity profile, with no serious adverse events ascribed to the drug. The participating surgeons found the application of the product to be easy and compliant with standard surgical techniques. PRF-110 was rigorously tested, at the request of the FDA, in preclinical models of wound healing in which it was shown to have no effect on the strength of the healed skin, no effect on bones and no effect on the integrity of sutures of surgical mesh. Based on extensive toxicology and pharmacokinetic studies, as well as positive Phase 2 results, the FDA has granted our company an IND for PRF-110 and approved the initiation of Phase 3 trials for the treatment of post-operative pain.

PRF-110 is made with a very efficient, scalable manufacturing process which contributes to a cost of goods that we anticipate will be extremely competitive. We believe this will facilitate a future sales strategy to be both flexible and profitable.

In contrast to the oil-based PRF-110, Exparel the only currently marketed non-opiate extended relief post-surgical product, is a liposomal formulation containing bupivacaine. Liposomes require special handling, are fragile, and the product is a water-based suspension of liposomes. Mishandling of drug-filled liposomes is known to result in the release of the free drug into the water, and thus reduce efficacy over time. Moreover, the physical characteristic of this product requires multiple injections which is a burdensome task to the surgeon. In comparison, PRF-110 is simply applied into the wound, prior to suturing.

Planned Phase 3 Clinical Trials

We are currently preparing for the launch of the first of two Phase 3 clinical trials of PRF-110, one for the treatment of patients undergoing bunionectomy surgery and one for the treatment of patients undergoing hernia repair. We expect to commence the bunionectomy clinical trial by mid-year of 2021. After successful completion of the first trial, we plan to initiate the hernia repair clinical trial based on a similar study design.The bunionectomy Phase 3 trial is a randomized, double-blind, placebo- and active-controlled, multicenter study to evaluate the analgesic efficacy and safety of intra-operative administration of PRF-110 following unilateral bunionectomy. The study will be conducted in two parts. In the first part, at total of 15 patients will be enrolled in an open label study at a single site in which PRF-110 will be administered intra-operatively to measure safety and plasma concentration levels. If safety and plasma concentration levels are met, then the study will proceed to the second part. In the second part, we plan on randomizing approximately 415 patients. PRF-110 will be administered intra-operatively and patients will be divided into three cohorts, PRF-110, Naropin® (ropivacaine), and placebo in a 2:2:1 ratio. The primary efficacy endpoint is mean area under the curve, or AUC, of the numerical rating scale, or NRS, of pain intensity scores over 72 hours (AUC0-72) for PRF110 compared with placebo. Secondary efficacy endpoints include mean AUC0-72 of the NRS of pain intensity scores for PRF110 compared with plain ropivacaine, total post-surgery opioid consumption (in morphine equivalents) over 72 hours for PRF110 compared with saline placebo, the proportion of subjects who are opioid-free through 72 hours for PRF110 compared to that of plain ropivacaine, the total postoperative opioid consumption through 72 hours for PRF110 compared to that of plain ropivacaine. Safety endpoints include incidence of treatment emergent adverse events and serious adverse events, physical examination, vital signs and wound healing.

Our Strategy

Our strategy is to incorporate generic drugs with our proprietary extended-release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA. We are focused on bringing to market PRF-110, our first product candidate, we believe that we are well positioned to accomplish this:

●	We have amassed a human toxicology portfolio for PRF-110, demonstrating that there are no PRF-110-asociated serious adverse events in either healthy controls or in surgical patients.

●
Based on extensive toxicology and pharmacokinetic studies, as well as positive Phase 2 results, the FDA has granted our company an IND for PRF-110 and approved the initiation of Phase 3 trials for the treatment of post-operative pain.

●
Unlike many drug trials that take months to years to complete and which are complex and whose endpoints are difficult to interpret, the planned trials are expected to last for 72 hours with a seven day and a one-month follow-up, with primary endpoint of pain measurement on the familiar scale of 0 (no pain) to 10 (worst imaginable pain).

●	Upon completion of the Phase 3 studies, if successful, we plan to apply for a NDA for the management of post-operative pain.

●
If and when approved for commercial sale, we intend to capitalize on the opportunity and carry out post-approval trials in a number of additional surgical indications, including breast augmentation/reduction, bariatric procedures, hysterectomy, cholecystectomy as well as orthopaedic procedures including joint replacements and open fracture repair. We intend to capitalize on these opportunities to become the leader in opiate-free, long-acting local and regional analgesia.

Following the establishment of PRF-110 in the post-operative pain market, we plan to build on our platform technology to broaden our product base. Our extended release drug-delivery system is a unique non-aqueous, viscous formulation that can be used for the delivery of many drugs that are currently difficult to administer for long-term, continuous dosing without an intravenous access, including antibiotics and chemotherapeutics. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release.

In addition, if successful, we plan to expand by developing, acquiring or in-licensing products or technologies that we believe will be a strategic fit with our focus on the surgical and hospital marketplace. Once approved, we plan to launch PRF-110 either by ourselves or with a strategic partner that is experienced in marketing products in surgical environments. The environments include:

●	Hospitals;

●	Free-standing surgical centers; and

●	Surgical offices.

Our Commitment to Research and Innovation

Our commitment to research and innovation is best witnessed by the fact that we developed both our proprietary platform technology and PRF-110 “in-house,” without in-licensing. We believe we have the leadership onboard and intend to recruit additional personnel to continue in this tradition, as we continue to build our product line of extended release products, both in pain and in other indications having unmet or underserved needs.

Manufacturing and Clinical Supplies

We currently contract with third parties for the manufacture of our product candidates for certain preclinical trials and clinical trial materials, including raw materials and consumables necessary for their manufacture, consistent with applicable cGMP requirements. We intend to continue to contract for these materials in the future, including commercial manufacture, if our product candidates receive marketing approval. We do not own or operate cGMP manufacturing facilities, nor do we currently plan to build our own cGMP manufacturing capabilities for the production of our product candidates for clinical or commercial use. Although we rely upon contract manufacturers for the manufacture of our product candidates for IND-enabling trials and clinical trials, we have personnel with extensive manufacturing experience who oversee our contract manufacturers. In the future, we may also rely upon collaboration partners, in addition to contract manufacturers, for the manufacture of our product candidates or any products for which we obtain marketing approval.

We are currently conducting process validation to comply with FDA and EU countries manufacturing standards regulations. Once completed, we intend to manufacture PRF-110 batches for our planned clinical trials.

Some of the critical materials and components used in manufacturing PRF-110 are sourced from single suppliers. An interruption in the supply of a key material could significantly delay our research and development process or increase our expenses for the commercialization or development of products. Specialized materials must often be manufactured for the first time for use in drug delivery technologies, or materials may be used in the technologies in a manner that is different from their customary commercial uses. The quality of materials can be critical to the performance of a drug delivery technology, so a reliable source that provides a consistent supply of materials is important. Materials or components needed for our drug delivery technologies may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required or if the materials traditionally have not been used in pharmaceutical products.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our extended-release drug-delivery system.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions, and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable patents and other proprietary rights of third parties.

A third party may hold intellectual property, including patent rights, which are important or necessary to the development or commercialization of our future product candidates. If it becomes necessary for us to use patented or proprietary technology of third parties to develop or commercialize our product candidates, we may need to seek a license from such third parties. Our business could be harmed, possibly materially, if we are unable to obtain such a license on terms that are commercially reasonable, or at all.

We may seek to expand our intellectual property estate by filing patent applications directed to dosage forms, methods of treatment, indications, formulations and additional compounds and their derivatives. Specifically, we have sought and will continue to seek patent protection in the U.S. and internationally for PRF-110 and our proprietary extended-release drug-delivery system. The chemical structure of ropivacaine, the API contained in PRF-110 is in the public domain. Accordingly, we do not own or license any composition of matter patents claiming the ropivacaine compound and will not in the future own or license any composition of matter patents claiming the chemical structure of ropivacaine as described in the public domain.

The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we do not know whether PRF-110 or any future product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

Because patent applications in the U.S. and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, or USPTO, to determine priority of invention or in post-grant challenge proceedings at the USPTO or at a foreign patent office, such as inter parties review and post grant review proceedings at the USPTO and opposition proceedings at the European Patent Office, that challenge priority of invention or other features of patentability. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Patent portfolio

As of March 15, 2021, our patent portfolio includes fourteen (14) issued patents, of which three (3) are U.S. patents and eleven (11) are foreign patents in Australia, China, Israel, Japan, Canada and the Russian Federation. In addition, the portfolio includes one (1) allowed application in Canada and four (4) foreign patent applications that are pending in India and EU.

The filing date of the patents and applications was May 9, 2013. In general, most patents have a 20-year life-time, however certain extensions may be applied to drugs subject to regulatory approval in various jurisdiction. As such, the earliest expiry date would be May 2033, which under certain conditions could possibly be extended under regulatory marketing exclusivity.

Intellectual property protection

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the U.S., the Hatch-Waxman Act permits a patent holder to apply for patent term extension of a patent that covers an FDA-approved drug, which, if granted, can extend the patent term of such patent to compensate for part of the patent term lost during the FDA regulatory review process. This extension can be for up to five years beyond the original expiration date of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended.

Similar provisions are available in Europe and other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates. While we intend to seek patent term extensions to any of our patents in any jurisdiction where such extensions are available, there is no guarantee that the applicable authorities, including the FDA and the USPTO in the U.S., will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to our reliance on patent protection for our product candidates and research programs, we also rely on trade secrets and confidentiality agreements to protect our technology, know-how and other aspects our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Competition

The pharmaceutical industry is extremely competitive. PRF-110, if approved, will compete in a highly competitive market. Our competitors in this market may succeed in developing products that could render PRF-110 and future product candidates obsolete or non-competitive. Many of our potential competitors have significantly more financial, technical and other resources than we do, which may give them a competitive advantage. In addition, they may have substantially more experience in effecting strategic combinations, in-licensing technology, developing drugs, obtaining regulatory approvals and manufacturing and marketing products. We cannot give any assurances that we can compete effectively with these other biotechnology and pharmaceutical companies.

If we are able to successfully develop PRF-110 for postoperative pain management, we will compete with EXPAREL® (bupivacaine liposome injectable suspension, marketed by Pacira Pharmaceuticals, Inc.) MARCAINE (bupivacaine, marketed by Hospira, Inc.) and generic forms of bupivacaine; NAROPIN (ropivacaine, marketed by Fresenius Kabi USA, LLC) and generic forms of ropivacaine; and potentially other products in development such as HTX011 (a bupivacaine formulation of Heron Therapeutics Inc., which also contains a synthetic polymer and a small amount of a nonsteroidal anti-inflammatory drug, meloxicam). Additional competitive development programs include:

●	Posimir by Durect (DRRX). A bupivacaine collagen matrix was recently approved by the FDA for only arthroscopic subacromial decompression (niche market ~600,000 annual procedures in the U.S.).

●
Innocoll has developed a surgical resorbable implant using bupivacaine-collagen matrix but was sent a Refusal letter by the FDA requiring that it be submitted as a Drug/Device combination. Innocoll was later acquired by Gurnet Point Capital for $209M in July 2017. In August 2020, the FDA approved the product for only open inguinal hernia repair.

●	CA-008 from Concentric Analgesics is a water-soluble, non-opioid prodrug that rapidly converts into capsaicin in the surgical site This product recently completed a Phase II clinical trial.

●	TLC590, from the Taiwan Liposome Company, is a liposomal formulation of ropivacaine that has recently completed Phase II trials in patients following hernia surgery.

●	LIQ865 is an injectable conjugate of ropivacaine and a PGLA co-polymer, developed by Liquidia Technologies. This product recently completed a Phase 1trial in the U.S.

Government Regulation

Government authorities in the U.S., at the federal, state, and local level, and in other countries and jurisdictions, including the EU, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of drug products. The processes for obtaining marketing approvals in the U.S. and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and approval of drugs in the U.S.

In the U.S., the FDA approves drug products under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The failure to comply with applicable requirements under the FDCA and other applicable laws at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the U.S. must typically undertake the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

●	submission to the FDA of an IND, which must take effect before human clinical trials begin;

●	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

●
performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each proposed indication;

●	preparation and submission to the FDA of an NDA requesting marketing for one or more proposed indications;

●	review by an FDA advisory committee, where appropriate or if applicable;

●
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

●	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

●	payment of user fees and securing FDA approval of the NDA; and

●
compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product candidate or disease. A clinical hold may occur at any time during the life of an IND and may affect one or more specific trials or all trials conducted under the IND.

Preclinical studies

Before an applicant begins clinical testing in humans of a compound with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess the potential safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

The IND and IRB processes

An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of any new drug that is not the subject of an approved NDA. In support of a request for an IND, a sponsor must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

We have been granted an IND to conduct Phase 3 trials for PRF-110.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval. Specifically, FDA has promulgated regulations governing the acceptance of foreign clinical trials not conducted under an IND, establishing that such studies will be accepted as support for an IND or application for marketing approval if the study was conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an on-site inspection if FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies. If a marketing application is based solely on foreign clinical data, the FDA requires that the foreign data be applicable to the U.S. population and U.S. medical practice; the studies must have been performed by clinical investigators of recognized competence; and the FDA must be able to validate the data through an on-site inspection or other appropriate means, if the FDA deems such an inspection to be necessary.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board, or DSMB, or data safety monitoring committee. The DSMB provides clinical subject safety oversight on a regular ongoing basis while the trial is in progress. Based on their reviews, the DSMB provides authorization for whether or not a trial may move forward at designated check points based on safety data available from the study that is available only to the DSMB. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk.

Other reasons for suspension or termination may be made by us for reasons other than safety including, but not limited to, evolving business objectives and/or competitive climate.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

Human clinical trials in support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in the following sequential phases, which may overlap or be combined:

Phase 1:
The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

Phase 2:
The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3:
The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Phase 4:	Post-approval studies, which are conducted following initial approval, are typically conducted to gain additional experience and data from treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events, or SAEs, occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Concurrent with clinical trials, companies generally finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from several alternative sources, including investigator-initiated trials that are not sponsored by the company. Under federal law, the submission of most NDAs is additionally subject to an application user fee, which for federal fiscal year 2021 is $2,875,842. The sponsor of an approved NDA is also subject to annual program fees, which for fiscal year 2021 are $336,432 per eligible product.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the filing date, and most applications for “priority review” products are meant to be reviewed within six months of the filing date. The review process and the Prescription Drug User Fee Act goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing (such as APIs), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

505(b)(2) NDAs

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA pursuant to an NDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant, and for which the applicant has not obtained a right of reference. If the 505(b)(2) applicant can establish that reliance on FDA’s previous findings of safety and effectiveness is scientifically and legally appropriate, it may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional bridging studies or measurements, including clinical trials, to support the change from the previously approved reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Section 505(b)(2) applications are subject to any non-patent exclusivity period applicable to the referenced product, which may delay approval of the 505(b)(2) application even if FDA has completed its substantive review and determined the drug should be approved. In addition, 505(b)(2) applications must include patent certifications to any patents listed in the Orange Book as covering the referenced product. If the 505(b)(2) applicant seeks to obtain approval before the expiration of an applicable listed patent, the 505(b)(2) applicant must provide notice to the patent owner and NDA holder of the referenced product. If the patent owner or NDA holder brings a patent infringement lawsuit within 45 days of such notice, the 505(b)(2) application cannot be approved for 30 months or until the 505(b)(2) applicant prevails, whichever is sooner. If the 505(b)(2) applicant loses the patent infringement suit, FDA may not approve the 505(b)(2) application until the patent expires, plus any period of pediatric exclusivity.

We intend to follow the 505(b)(2) approval pathway permitted under the FDCA to maximize the commercial opportunities for these product candidates.

The FDA’s decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, including total or partial suspension of production, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-approval clinical trials;

●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

●	product seizure or detention, or refusal to permit the import or export of products; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription drug products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription drug product samples and impose requirements to ensure accountability in distribution.

Regulations and procedures governing approval of drug products in the EU and other countries

In order to market any product outside of the U.S., a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, manufacture, advertising, reimbursement and commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the competent foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of drug products in the EU generally follows the same lines as in the U.S. and involves satisfactorily completing preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication, as well as the submission to the relevant competent authorities of a marketing authorization application, or MAA, and actual granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval. Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on Good Clinical Practice, a system for the approval of clinical trials in the EU has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of an EU member state in which the clinical trial is to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by an investigational drug product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents.

In April 2014, the EU adopted a new Clinical Trials Regulation, (EU) No 536/2014, which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are further harmonized in the EU, the new EU clinical trials legislation was passed as a regulation that is directly applicable in all EU member states without the need for implementation into the member states’ national laws. All clinical trials performed in the EU are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable. The time of applicability of the Clinical Trials Regulation has been postponed several times, and it is uncertain if it will become applicable in 2021 or later. The Clinical Trials Directive 2001/20/EC will, however, still apply three years from the date of entry into application of the Clinical Trials Regulation to (i) clinical trials applications submitted before the entry into application and (ii) clinical trials applications submitted within one year after the entry into application if the sponsor opts for old system.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trial in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the EU portal; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states; a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned; strictly defined deadlines for the assessment of clinical trial applications; and the involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Clinical Trials Regulation.

Marketing Authorization. To obtain a marketing authorization for a product under EU regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA or under one of the procedures administered by competent authorities in EU member states (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population (i.e., children aged 0 to 17), unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU member states. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan drug products, advanced therapy medicinal products (ATMP) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the initial assessment of a drug product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a drug product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Mutual Recognition Procedure (MRP) The mutual recognition procedure (Art. 28 et seqq. Directive 2001/83/EC) should be used if a drug product already has a marketing authorization in one EEA member state, and the authorization holder would like to extend the authorization to other member states. An application for mutual recognition may be addressed to one or more EEA countries. The country in which the national marketing authorization has been granted acts as the Reference Member State, and the other countries concerned (Concerned Member States) can, upon successful completion of the procedure, recognize the marketing authorization. The assessment time is 180 days plus 30 days.

Decentralized Procedure (DCP) The decentralized procedure (introduced by Directive 2004/27/EU) is used in cases where the drug product has not received a marketing authorization in the EU at the time of application. It allows the common assessment of an application submitted simultaneously to several member States. One of the member states will take the lead in evaluating the application as Reference Member State. The Reference Member State should prepare an assessment report that is then used to facilitate agreement with the Concerned Member States and the rant of a national marketing authorization in all of these member states. The assessment time is 210 days + 30 days.

Regulatory data protection in the EU. In the EU, new chemical entities approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic (abbreviated) application referencing the protected drug product for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic drug product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of authorization and renewals. A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit ratio by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Regulatory requirements after a marketing authorization has been obtained. In the event an authorization for a drug in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of drug products. These include:

●
Compliance with the EU’s stringent pharmacovigilance and safety reporting rules, pursuant to which inter alia post-authorization studies and additional monitoring obligations can be imposed, has to be ensured.

●
The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity.

●
The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs, cooperation with healthcare professionals and advertising of drugs directed to the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU member state laws.

For other countries outside of the EU/EEA, such as the United Kingdom (UK), countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement may vary from country to country. In all cases, again, the clinical studies are conducted in accordance with applicable regulatory requirements and GCP, and the ethical principles that have their origin in the Declaration of Helsinki.

The UK formally left the EU on January 31, 2020. During the subsequent transition period, EU pharmaceutical law as laid out in the “Acquis Communautaire” is expected to continue to be applicable to the UK. The withdrawal from the EU became fully effective by December 31, 2020, i.e., the UK now has the status of a third country with regard to the EU and EU law has ceased to apply in the UK. The trade relationship between the EU and the UK is now principally governed by a trade and co-operation agreement (the EU-UK Trade Agreement). The UK has adopted standalone medicines regulations. This regulatory regime is currently similar to EU regulations but under proposed legislation, the Medicines and Medical Devices Bill. The UK may adopt changed regulations which may diverge from the EU legislative regime for medicines, their research, development and commercialization.

Coverage and reimbursement

In the U.S., sales of PRF-110 and any future candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any drug candidates that we develop will be made on a payor-by-payor basis. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of our drug candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

Outside the U.S., ensuring adequate coverage and payment for our product candidates will face challenges. Pricing of pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the EU, pricing and reimbursement schemes vary widely from member state to member state. Some countries provide that products may be marketed only after a reimbursement price has been agreed with the competent public body at regional or state level. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. EU member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of products with new active pharmaceutical ingredients. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

   On January 31, 2018, the European Commission adopted a new legislative proposal that aims at boosting the cooperation regarding HTA among the EU member states. It covers new drug products and certain new medical devices. The proposal provides the possibility for EU member states to use common HTA tools, methodologies and procedures across the EU and to perform joint clinical assessments. The proposal has not yet been adopted as new legislation. The proposed regulation was redrafted in 2019 and continues to be subject to controversial discussions. It is expected that if it is adopted and enters into force, it will become applicable after three years. Following the date of application, a further three-year period is envisaged to allow for a phase-in approach for EU member states to adapt to the new system.

Other Healthcare Laws

Because of our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors, we will also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business, including our clinical research, proposed sales, marketing and educational programs. Failure to comply with these laws, where applicable, can result in the imposition of significant civil penalties, criminal penalties, or both.

The U.S. laws that may affect our ability to operate, among others, include: the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; certain state laws governing the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

In particular, strict restrictions apply with regard to data protection in the EU. The EU General Regulation on Data Protection, Regulation 2016/679 (GDPR) has become applicable on May 25, 2018. The GDPR as an EU regulation does not have to be implemented into member states’ national law, but applies directly in all member states. It applies to companies with an establishment in the European Economic Area (EEA) that includes the 27 member states of the EU and Norway, Iceland and Liechtenstein. Furthermore, the GDPR applies to companies not located in the EEA but processing personal data of individuals located in the EEA (e.g., through online business). The GDPR implements stringent operational requirements for controllers of personal data, including, for example, obligations to justify the collection, use and other processing of personal data (e.g., based on the individual’s consent), to notify the individuals concerned about data processing activities, to protect all processed personal data through appropriate technical and organizational measures, and to implement a data protection compliance management. Furthermore, the GDPR defines high data security and compliance standards for the transfer of personal data to third countries, including the U.S. The operational requirements under the GDPR are even stricter in case of sensitive personal data, such as health or genetic data, that typically have to be stored in a pseudonymized (i.e., key-coded) manner. The GDPR provides that EU member states may in certain areas deviate from GDPR standards which results in varying laws and regulations at member states level. The applicable data protection laws in the EEA may limit our ability to share and otherwise process personal data. If our business falls below the GDPR standards, we may be subject to severe administrative fines (under the GDPR, in the amount of up to 4 % of the total worldwide annual turnover of our preceding financial year) and suffer significant loss of reputation.

Sales and Marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We may selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our drug candidates.

We are currently conducting process validation to comply with FDA and EMA manufacturing standards regulations. Once completed, we will start manufacturing PRF-110 clinical batches for the Phase III trial. If the FDA or any other comparable foreign regulatory authorities finds failures in our manufacturing processes, validation procedures, and specifications, or facilities of our third-party manufacturers, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of PRF-110. In addition, if our contract manufacturers or other third parties fail to deliver PRF-110 for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or sources, we may also be required to delay or suspend clinical trials or otherwise discontinue development and production of PRF-110.

Legal proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and, are not aware of any pending or threatened material legal or administrative proceedings against us.

Employees

As of December 31, 2020, we had one full-time and one part-time employee engaged in research and development, operations, and administration.

We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including drug product manufacture and quality assurance.

C.	Organizational Structure

We currently have no subsidiaries.

D.	Property, Plant and Equipment

We have facilities in Tel Aviv, Israel. Our Tel Aviv facilities consist of approximately 1,200 square feet of office space under a lease that expires in December 2021. The annual cost of the lease and management services cost is approximately $21,750. We believe that our existing facilities are adequate for our current needs; however, we may require additional space and facilities as our business expands.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Item 3.A.—Selected Financial Data” and our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report in Form 20-F.

On July 6, 2020, we effected a 1-for-3 reverse stock split of our ordinary shares. All share and per share amounts in this Annual Report on Form 20-F are reflected on a post-reverse stock split basis.

Overview

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. Our strategy is to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA. The 505(b)(2) new drug application, or NDA, process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application. Using this pathway can significantly reduce the time and costs associated with clinical development. PRF-110, our first product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

We are currently preparing for the launch of our two pivotal Phase 3 clinical trials of PRF-110, one for the treatment of patients undergoing bunionectomy and the other for the treatment of hernia repair operations. We expect to commence the clinical trial in bunionectomy surgery by mid-year of 2021. After the successful completion of the first trial, we plan to initiate the hernia repair clinical trial.

Since our inception in November 2007, we have devoted substantially all of our efforts to organizing and planning our business, building our management and technical team, developing our proprietary drug delivery system and PRF-110, and raising capital.

We have never generated any revenue and have funded our business primarily through the sale of our capital share and issuance of convertible loans. During the years ended December 31, 2020 and 2019, we have raised net proceeds of approximately $17.3 million from issuance of ordinary shares in our initial public offering in the United States and approximately $1.5 million from the issuance of convertible notes, respectively. As of December 31, 2020, 2019 and 2018, we had $15,677,000, $941,000 and $40,000 in cash and cash equivalents, respectively. We recorded net losses of $4,053,000, $1,279,000 and $828,000 for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of approximately $16,481,000.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in  Israel and the United States. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease. Many countries around the world, including Israel and the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. While the spread of COVID-19 has not yet directly impacted our operations, the continued spread of COVID-19 may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and will likely impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 impacts our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

We expect to continue to incur significant expenses and increasing losses for next several years. Our net losses may fluctuate significantly from period to period, depending on the timing of our planned clinical trials and expenditures on our other research and development and commercial development activities. We expect our expenses will increase substantially over time as we:

●	continue the ongoing and planned preclinical and clinical development of our drug candidates;

●	build a portfolio of drug candidates through the acquisition or in-license of drugs, drug candidates or technologies;

●	initiate preclinical studies and clinical trials for any additional drug candidates that we may pursue in the future;

●	seek marketing approvals for our current and future drug candidates that successfully complete clinical trials;

●	establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval;

●	develop, maintain, expand and protect our intellectual property portfolio;

●	implement operational, financial and management systems; and
●	attract, hire and retain additional administrative, clinical, regulatory and scientific personnel.

Financial Operations Overview

Revenue

We have not generated any revenue and do not expect to generate any revenue unless or until we obtain regulatory approval of and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense;

●	fees paid to consultants for services directly related to our drug development and regulatory effort;

●	expenses incurred under agreements with contract research organizations, as well as contract manufacturing organizations and consultants that conduct preclinical studies and clinical trials;

●	costs associated with preclinical activities and development activities;

●	costs associated with technology and intellectual property licenses;

●	milestone payments and other costs under licensing agreements.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●	number of clinical trials required for approval and any requirement for extension trials;

●	per patient trial costs;

●	number of patients that participate in the clinical trials;

●	number of sites included in the clinical trials;

●	countries in which the clinical trial is conducted;

●	length of time required to enroll eligible patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies; and

●	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation. Other general and administrative expenses include directors’ and officers’ liability insurance premiums, costs associated with being a publicly traded company, fees associated with investor relations, professional fees for consultants, tax and legal services and facility-related costs.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs. In addition, if our current or future drug candidates are approved for sale, we expect that we would incur expenses associated with building our commercial and distribution infrastructure.

 Financial Expenses, Net

Financial expenses, net, primarily consists from accrued interest on convertible notes, change in fair value of derivative warrant liability, bank management fees and commissions and exchange rate differences expenses.

A.	Operating Results

The table below provides our results of operations for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(US$)
Statement of comprehensive loss data:

Research and development	354,000	136,000	223,000
General and administrative	1,317,000	553,000	277,000
Total operating costs	1,671,000	689,000	500,000
Financial expenses, net	2,162,000	590,000	328,000
Loss before taxes	3,833,000	1,279,000	828,000
Tax expenses	220,000	-	-
Net loss	4,053,000	1,279,000	828,000

Operating Expenses

Research and development expenses.

Research and development expenses were $354,000 for the year ended December 31, 2020 compared to $136,000 for the year ended December 31, 2019, an increase of $218,000 or 160%.   The increase in research and development expenses during 2020 period is primarily due to the preparation associated with our planned Phase 3 trials.

Research and development expenses were $136,000 for the year ended December 31, 2019 compared to $223,000 for the year ended December 31, 2018, a decrease of $87,000 or 39%. The decrease in research and development expenses during 2019 period is primarily due to our decreased use of subcontractors and consultants following completion of two clinical trials.

General and administrative expenses.

General and administrative expenses were $1,317,000 for the year ended December 31, 2020 compared to $553,000 for the year ended December 31, 2019, an increase of $764,000 or 138%. The increase in general and administrative expenses is primarily due to increase in professional services expenses, directors’ and officers’ liability insurance premiums costs and increase in payroll expenses.

General and administrative expenses were $553,000 for the year ended December 31, 2019 compared to $277,000 for the year ended December 31, 2018, an increase of $276,000 or 99.6%. The increase in general and administrative expenses is primarily due to increase in professional services and consultants’ fees, increase in payroll and related expenses related to our entering into an agreement with Professor Eli Hazum, our then Acting Chief Executive Officer and Chief Technology Officer, effective April 2018 and an increase in share-based payment expenses.

Financial expenses.

Financial expenses were $2,162,000 for the year ended December 31, 2020 compared to financial expenses of $590,000 for the year ended December 31, 2019, an increase of $1,572,000 or 266%. The increase is primarily due to increase in interest expense and amortization of discount on convertible notes and increase in expenses related with the change in the fair value of derivative warrant liability.

Financial expenses were $590,000 for the year ended December 31, 2019 compared to financial expenses of $328,000 for the year ended December 31, 2018, an increase of $262,000 or 79.8%. The increase is primarily due to increase in financial expenses from the amortization of the loan discount on the August and December convertible notes, increase in accrued interest expense with respect to our outstanding convertible debt and increase in issuance costs allocated to the derivative warrants.

Net loss.

As a result of the foregoing, we incurred a net loss of $4,053,000 for the year ended December 31, 2020 compared to a net loss of $1,279,000 for the year ended December 31, 2019, an increase of $2,774,000 or 217%.

As a result of the foregoing, we incurred a net loss of $1,279,000 for the year ended December 31, 2019 compared to a net loss of $828,000 for the year ended December 31, 2018, an increase of $451,000 or 54.4%.

Critical Accounting Policies and Estimates

Our statements are prepared in accordance with U.S. GAAP. Some of the accounting methods and policies used in preparing our financial statements under U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. See Note 2 to our financial statements for a description of our significant accounting policies.

Derivative warrant liability

During the year ended December 31, 2019, the Company issued warrants related to its August and December 2019 convertible notes. The warrants were classified as liabilities and measured at fair value on the issuance date and as of December 31, 2019 with changes in fair value recognized as finance expenses in the statements of comprehensive loss.

We determined the fair value of the Company’s warrants using Black-Scholes model of which the most significant assumption was the underlying share price and volatility.

As there has been no public market for our ordinary shares, as of the issuance date of the warrants and as of December 31, 2019 a third-party valuation was performed to arrive at the ordinary share price for each of those dates. The Company’s value was determined using the income approach which involved forecasting future cash flows and costs for each period under various scenarios.

The Company’s ordinary share value was determined using the option pricing method which allocated the company’s value between ordinary, preferred shares and employee options based on a standard model for pricing options.

Expected volatility for the Company’s ordinary shares was calculated based on comparable public companies in the same industry.

The assumptions underlying the aforementioned valuations represent our board’s and management’s best estimates, which involve inherent uncertainties and the application of significant judgment. The fair value of the derivative warrant liability could be difference if factors or expected outcomes change and we use significantly different assumptions or estimates.

Following the closing of our initial public offering, the underlying ordinary share value used in calculating the fair value of the derivative warrant liability is determined based on the quoted market price of our ordinary shares.

Share Based Compensation

General and administrative expenses include share-based compensation to the Company’s Chief Executive Officer and Chief Operating Officer. Fair value of stock-option awards was determined using a the Black & Scholes option pricing model, which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The expected share option term is calculated for share options granted to employees, non-employees and directors using the “simplified” method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700.0 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these provisions that allow for reduced reporting and other burdens.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation FD, which regulates selective disclosures of material information by issuers.

B.	Liquidity and Capital Resources.

Overview

To date, we have funded our operations primarily through proceeds from our initial public offering and private placements. As of December 31, 2020, we had an accumulated deficit of approximately $16,481,000, cash and cash equivalents of $15,677,000 and a positive working capital of $16,830,000.

On March 8, 2021, we entered into a definitive securities purchase agreement with certain institutional investors, or the Purchasers, for the purchase and sale of 1,304,346 ordinary shares, and warrants to purchase up to an aggregate of 652,173 ordinary shares at a combined purchase price of $4.60 per ordinary share and accompanying warrant. We received net proceeds of approximately $5.5 million from the private placement. The warrants will be exercisable for a period of five and one half years from the date of issuance and have an exercise price of $4.60 per share, subject to adjustment as set forth in the warrants for share splits, share dividends, recapitalizations and similar events.

In connection with the private placement, we also entered into a Registration Rights Agreement, dated as of March 8, 2021, with the Purchasers, or the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement, or the Registration Statement, with the SEC on or prior to April 9, 2021 to register the resale of the ordinary shares and the ordinary shares issuable upon exercise of the warrants and to cause such Registration Statement to be declared effective on or prior to May 7, 2021 (or, in the event of a “full review” by the SEC, June 6, 2021). If we fail to meet the specified filing deadlines or keep the Registration Statement effective, subject to certain permitted exceptions, we will be required to pay liquidated damages to the Purchasers.

We paid an aggregate of approximately $500,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 52,173 ordinary shares, at an exercise price of $5.06 per ordinary share and a term expiring on March 10, 2026.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our operating expenses and capital expenditure requirements for twelve months from the date of issuance of this Annual Report on Form 20-F. Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

●
the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●
the costs and timing of future commercialization activities, including drug sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the amount of revenue, if any, received from commercial sales of PRF-110, should it receive marketing approval;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the COVID-19 pandemic.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce and/or eliminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2020, December 31, 2019 and December 31, 2018.

	2020	2019	2018
Net cash used in operating activities	(2,557,000)	(609,000)	(635,000)
Net cash used in investing activities	(10,000)	-	-
Net cash provided by financing activities	17,310,000	1,510,000	488,000
Increase in cash and cash equivalents and restricted cash	14,743,000	901,000	(147,000)
Cash and cash equivalents and restricted cash, at the beginning of year	947,000	46,000	193,000
Cash and cash equivalents and restricted cash, at the end of year	15,690,000	947,000	46,000

Net cash used in operating activities

For the years ended December 31, 2020,2019 and 2018, net cash used in operating activities was $2,557,000, $609,000 and $635,000, respectively.

Net cash used in investing activities

For the years ended December 31, 2020, 2019 and 2018, the change in net cash used in investing activities was immaterial.

Net cash provided by financing activities

For the years ended December 31, 2020,2019 and 2018, net cash provided by financing activities was $17,310,000, $1,510,000 and $488,000, respectively. The increase in net cash provided by financing activities was mainly due to the net proceeds received from our initial public offering.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our reporting and functional currency is the U.S. dollar, but some portion of our operational expenses are in the New Israeli Shekel and Euro. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk. However, we believe that our existing funds will enable us to fund our operating expenses and capital expenditure requirements for twelve months from the date of issuance of this Annual Report.

C.	Research and Development, Patents and Licenses

See above, under Item 5A – “Operating Results.”

D.	Trend Information

We are in a development stage with regard to different products. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E.	Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2020, we had the following contractual obligations, as defined in the rules and regulations of the SEC.

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Obligations under master clinical research organization agreement (1)	$2,907,000	-	-	-	$2,907,000
Obligations under master clinical trial agreement (2)	$7,107,000	-	-	-	$7,107,000

Total	$10,014,000				$10,014,000

(1) Consists of future milestones payments (excluding pass-through payments) master clinical research organization agreement (also refer to “D. Risk Factors, Risks Related to Our Drug Development and Business”).

(2) Consist of future payments for evaluable subjects (excluding marketing budget) under master clinical trial agreement (also refer to “D. Risk Factors, Risks Related to Our Drug Development and Business”).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 15, 2021. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 Bruria St., Tel Aviv, Israel 6745442.

Name	Age	Position
Senior Management
Mr. Ilan Hadar	51	Chief Executive Officer and Chief Financial Officer
Prof. Eli Hazum	72	Chief Technology Officer and Director
Dr. Sigal Aviel	57	Chief Operating Officer
Mrs. Rita Keynan	52	Vice President of Pharmaceutical Operations

Non-Employee Director
Dr. Ehud Geller	74	Chairman of the Board and Director
Mr. Efi Cohen-Arazi(1) (2) (3) (4)	73	Director
Dr. Ellen S. Baron(1) (2) (3)(4)	68	External Director
Mr. Augustine Lawlor(1) (2) (3)(4)	69	External Director

___________

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Independent Director under Israeli Law

(4)	Independent Director under the Nasdaq Listing Rules

Senior Management

Ilan Hadar has served as our Chief Executive Officer and Chief Financial Officer since November 2020. Prior to joining us, Mr. Hadar served as Country Manager Israel and CFO at Foamix Pharmaceuticals Ltd. (now Nasdaq: VYNE) since 2014, where he was instrumental in building the organization and launching new innovative topical drugs in the U.S., as well as a focus on capital markets and M&A. Prior to Foamix, Mr. Hadar was Finance Director at Pfizer Pharmaceutical Ltd., where he oversaw all commercial, financial and operational activities of the local entity. From 2007 to 2011, Mr. Hadar served as Finance Manager at HP Indigo Ltd, a world-leading company in digital printing. Prior to that, Mr. Hadar was Finance Director at BAE Systems (FTSE:BA), the third-largest defence company in the world, where he was responsible for all financial activities of BAE Systems Israel. From 1998 to 2016, Mr. Hadar was Chief Financial Officer at Mango DSP, a global leader of Intelligent Video Solutions, where he was successful in building the company from the incubator stage to a multinational, multi-million dollar revenue-generating company. Mr. Hadar serves on the Board of Directors at Kadimastem, a public Israeli biopharmaceutical company (TASE: KDST). Mr. Hadar received his MBA in Finance and Business Entrepreneurship and B.A. degree at The Hebrew University in Jerusalem, Israel.

Prof. Eli Hazum served as our acting Chief Executive Officer from 2012 to November 2020 and our Chief Technology Officer since April 2018 and a director of our company since December 2019.  He has been a partner and CSO of Medica Venture Partners since 1995. Prior to joining Medica, Prof. Hazum spent five years at Glaxo Inc. as Head of the Department of Receptor Research and Metabolic Diseases and as a member of the Corporate Committee for New Technology Identification in osteoporosis, worldwide. Mr. Hazum received his Ph.D. degree in the field of hormone biochemistry from the Weizmann Institute of Science, BSc and MSc degrees in Chemistry from Tel Aviv University and an executive MBA degree from Humberside University in the UK. Mr. Hazum devotes 60% of his time to the company.

Rita Keynan has served as our Vice President of Pharmeceutical Operations since January 2021. Mrs. Keynan brings over 25 years of managerial experience in the pharmaceutical industry. Mrs. Keynan has been responsible for drug development from early phase trials through NDA filings, including managing all chemistry, manufacturing and control (CMC) activities supporting product development, clinical supplies, scale-up, regulatory submissions and commercial manufacturing. Prior to joining PainReform, Mrs. Keynan served as Executive Director of Drug Development at VYNE Therapeutics Ltd., formerly Foamix Pharmaceuticals, where she managed the drug development department that included a team of nearly a dozen employees in Israel, as well as a contract manufacturing organization (CMO) team in Europe. Additionally, Mrs. Keynan collaborated with functional areas including regulatory, clinical, and quality to ensure successful execution of drug development activities to meet project and company goals. Previously, Mrs. Keynan served as CMC Director, Head of CMC/Innovative Research and Development, and Project Manager at Foamix Pharmaceuticals Ltd., a clinical stage special pharmaceutical company. Mrs. Keynan is the co-inventor of over two dozen patents. Mrs. Keynan holds a B.Sc. in Chemistry and a M.Sc. in Pharmacy from the Hebrew University in Israel.

Dr. Sigal Aviel has served as our Chief Operating Officer since 2014. Dr. Aviel  held the position of Chief R&D Officer at MediWound Ltd. (NASDAQ:MDWD), a company specializing in deep burns and chronic wound care, between 2013 and 2014. Previously, between 2011 and 2013, she served as a vice president of clinical and regulatory affairs at Biokine Therapeutics Ltd. focusing on cancer therapy. Between 2005 and October 2010, she directed both platform and project development at Protalix Biotherapeutics Ltd. (NYSE American: PLX). Dr. Aviel holds a PhD degree in Immunology and Microbiology from Duke University Medical School as well as an executive MBA degree from the Kellogg School of Business and a BSc degree in Biology from Tel Aviv University.  Dr. Aviel will devotes 80% of her time to the company.

Non-Employee Directors

Dr. Ehud Geller has been the Chairman of our Board of Directors since November 2008. Since 1995, he has been the General Partner of Medica Venture Partners.  Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries (NYSE:TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of Ikapharm Ltd. He served as the President and CEO of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange (TASE). Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in pharmaceutical/chemical engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners.  Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis.

Efi Cohen-Arazi was the Co-Founder & CEO of Rainbow Medical, Israel’s leading medical device innovation house since 2008. From 2004 to 2006 Mr. Cohen Arazi served as the CEO and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen Arazi served as a board director for numerous biotech/medtech companies since 2005. Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen where he served as VP and General Manager of the TO site in California. Mr. Cohen Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi graduated summa cum laude with a M.Sc. degree from the Hebrew University of Jerusalem, Israel.

             Dr. Ellen Baron has served as a director of the company since September 2020. Dr, Baron has been a Managing Director of Outcome Capital LLC, a specialized life science and technology advisory and  investment banking firm since February 2017. From 2012 until joining Outcome Capital, she served as a Managing Director of Healthios Capital Markets, LLC.  Prior to joining Healthios, Dr. Baron served as a life science venture capital Partner for Oxford Bioscience Partners and as Senior Vice President, Business Development at Human Genome Sciences, a publicly traded biopharmaceutical company. Dr. Baron previously had spent 20 years at Schering-Plough Corporation in both Research and Development and Business Development.  Dr. Baron currently serves on the Board of Directors of Tetragenetics Inc., a biotech company, Sixth Element Capital, a UK-based oncology focused venture capital fund and SFH, a Maine-based nutraceutical company.  Dr. Baron holds a Ph.D. in Microbiology from Georgetown University School of Medicine, a post-doctorate at the Public Health Research Institute in New York and bachelor’s degree from Goucher College.

Augustine Lawlor has served as a director of the company since September 2020. Mr. Lawlor has been the Managing Director of HealthCare Ventures since 2000. Mr Lawlor has been the Chief Operating Officer of Leap Therapeutics since 2016. Prior to joining HealthCare Ventures, Mr. Lawlor served as Chief Operating Officer of LeukoSite Inc. Mr. Lawlor serves on the board of directors of Cardiovascular Systems, Inc. (NASDAQ: CSII) and Catalyst Biosciences, Inc. (NASDAQ:CBIO), and a number of private companies. He received a B.A. from the University of New Hampshire and a master's degree in management from Yale University.

Arrangements Concerning Election of Directors; Family Relationships

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

Compensation of Senior Management and Directors

Aggregate Executive Compensation

The following table presents in the aggregate all compensation paid or accrued to and benefits-in-kind granted to or accrued to all of our senior management and directors as a group for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses (in thousands of U.S. dollars)	Pension, retirement and similar benefits (in thousands of U.S. dollars)	Value of Options Granted(1) (in thousands of U.S. dollars)
All senior management and directors as a group, consisting of 10 persons	646	29	38

(1)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2020. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

Individual Compensation of Covered Executives The table and summary below outline the compensation granted to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2020 as required by the Companies Law. The Companies Law defines the term “office holder” of a company to include the chief executive officer (referred to in the Companies Law as the general manager), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Name and Position(1)	Salary	Social Benefits(2)	Bonuses	Value of Options Granted(3)	All Other Compensation(4)	Total
	(in thousands of U.S. dollars)
Ehud Geller, Chairman	-	-	-	-	150	150
Ilan Hadar, Chief Executive Officer	47	8	-	-	3	58
Eli Hazum Chief Technology Officer	144	-	36	-	-	180
David Weinstein Former Chief Medical Officer	64	-	20	2	15	101
Sigal Aviel Chief Operating Officer	117	21	27	36	-	201

(1)
All executive officers listed in the table were employed on a full-time basis during 2020, excluding Mr. Hadar who became our Chief Executive Officer and Chief Financial Officer in November 2020, and Mr. Weinstein who stepped down as Chief Medical Officer in November 2020.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.

(3)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2020. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

(4)	“All Other Compensation” includes chairman of the board of directors' annual fee, automobile-related expenses pursuant to the Company’s automobile leasing program and consulting related fees.

Employment and Consulting Agreements

We have entered into employment or consulting agreements with all of our executive officers and key employees. These agreements contain standard provisions for a company in our industry regarding non-solicitation, confidentiality of information, non-competition and assignment of inventions. Our executive officers will not receive benefits upon the termination of their respective engagement with us, other than, as the case may be prior notice payment or mandatory severance payments salary and benefits (including accrued pension and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual. The agreements are terminable by us at will, subject to prior notice, which varies for each individual.

Employment Agreement with Ilan Hadar: On November 25, 2020 we entered into an employment agreement with Ilan Hadar pursuant to which Mr. Hadar began serving as our Chief Executive Officer and Chief Financial Officer. Mr. Hadar’s current gross monthly salary is NIS 72,000. Mr. Hadar is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 15-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts are paid by us.  7% percent of his gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Hadar is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

Mr. Hadar is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 15, 2021, we have granted him options to purchase 267,296 ordinary shares.

The term of Mr. Hadar’s employment is indefinite, unless earlier terminated for cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 90 days’ (3 months) advanced notice. Furthermore, a standard twelve (12) months after termination non-competition clause is included in the Agreement.

Consulting Agreement with Eli Hazum. On April 1, 2018, we entered into a consultancy agreement with Prof. Hazum under which he was engaged to serve as our CEO on a 3 days per week basis. In December 2019, he was appointed as our Chief Technology Officer. In consideration for his services, Prof. Hazum is entitled to a monthly fee of $12,000.  The engagement may be terminated upon 60 days’ prior written notice by either party.

Employment Agreement with Sigal Aviel. Dr. Sigal Aviel has provided consulting services to our company since October 2014 as Chief Operating Officer. On January 1, 2019, we entered into an employment agreement with Dr. Aviel pursuant to which she continues to serve as our Chief Operating Officer. Dr. Aviel’s employment agreement provides for 80% of full-time employment in consideration of a monthly gross base salary of approximately 42,000 NIS. Dr. Aviel will also be entitled to 22 days annual vacation days as well as full social benefits. The employment may terminate upon 60 days’ prior written notice by either party.

Employment Agreement with David Weinstein. On May 13, 2019 we entered into a service agreement with Dr. Weinstein under which he will serve as the CEO of the company and upon the successful completion of a financing of $25 million he will be appointed as the company’s CEO. From such time as the bridge financing was completed (August 2019), until the completion of the offering he will receive a monthly fee of $5,000 which will increase to $27,083 per month upon successful completion of an offering with proceeds of $25 million. In addition to the monthly fee, upon completion of the $25 million financing and subject to the sole discretion of the Board, he may be entitled to: (i) a performance-based bonus in the aggregate amount of up to six (6) times his monthly fee; (ii) an additional grant of options to purchase ordinary shares of the company under 2019 Plan as determined by the Board; and (iii) other standard benefits provided by companies similar to the company. The engagement will continue unless terminated by either party, subject to 30 days’ prior written notice or immediately in the event of just cause. On November 22, 2020, this agreement was terminated by Dr. Weinstein and all amounts owed to him up to such termination were paid or either accrued.

Employment Agreement with Rita Keynan: On November 23, 2020 we entered into an employment agreement with Rita Keynan pursuant to which Ms. Keynan will begin serving as our V.P. Operations commencing on January 1, 2021. Ms. Keynan current gross monthly salary is NIS 52,000. Ms. Keynan is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 15-1/3% of her gross monthly salary, up to 2-1/2% of her gross monthly salary for disability insurance and 7-1/2% of her gross monthly salary for a study fund. The foregoing amounts are paid by us.  7% percent of her gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Ms. Keynan is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

Mr. Keynan is also entitled to receive options exercisable into our ordinary shares from time to time. As of January 1, 2021, we have granted her options to purchase 133,652 ordinary shares.

The term of Ms. Keynan’s employment agreement is indefinite, unless earlier terminated for cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice. Furthermore, a standard twelve (12) months after termination non-competition clause is included in the Agreement.

Compensation of Directors

At our extraordinary general meeting held in February 2021 our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors the following fees: (i) our non-executive directors (other than the external directors) are each entitled to an annual payment of between NIS 42,889 to NIS 73,604 (equivalent to approximately between USD$12,800 to USD$22,000) and a per meeting payment of NIS 1,080 (equivalent to approximately USD$325), and (ii) our external directors are each entitled to the fixed compensation set under the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5764-2000, or the Remuneration Regulations. Under the current Remuneration Regulations, each external director is entitled to an annual payment of between NIS 42,889 to NIS 73,604 (equivalent to approximately between $12,800 to $22,000) and a per meeting payment of NIS 1,080 (equivalent to approximately USD$325). The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, or the Compensation Policy.

             On July 6, 2020, our shareholders approved a payment of $150,000 to Dr. Ehud Geller in consideration of his services. Additionally, Dr. Geller is entitled to an annual fee of $150,000 ($37,500 on a quarterly basis), payable quarterly, for his services as Chairman of our Board of Directors.

See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” and “Item 7. Major Shareholders and Related Party Transactions—C. Related Party Transactions” below.

For the outstanding equity-based awards granted to our directors, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

For information on exemption and indemnification letters granted to our directors and officers, please see “C. Board Practices – Exculpation, Insurance and Indemnification of Directors and Officers”.

C.	Board Practices

Board of Directors

Our amended and restated articles of association provide that we may have between five and eight directors, including directors who serve as external directors under the Companies Law. Our board of directors currently consists of six directors. Other than our external directors, our directors are elected by an ordinary resolution at the annual and/or special general meeting of our shareholders. Each director who is not an external director will hold office until the next annual general meeting of our shareholders, unless they are removed by a majority of the shares voted at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors up for election or re-election, subject to the special approval requirements for external directors.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in our amended and restated articles of association. If the number of serving directors is lower than such minimum number, then our board of directors may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to our amended and restated articles of association, or in order to call a general meeting of our shareholders for the purpose of electing directors to fill any of our vacancies. In addition, the directors may appoint, immediately or of a future date, additional director(s) to serve until the subsequent annual general meeting of our shareholders, provided that the total number of directors in office shall not exceed directors.

Pursuant to the Companies Law and our amended and restated articles of association, a resolution proposed at any meeting of our board of directors at which a quorum is present is adopted if approved by a vote of a majority of the directors present and voting. A quorum of the board of directors requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting.

Under the Companies Law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by the holders of a majority of the shares of the company represented and voted at the meeting in person or by proxy or written ballot and for a term not exceeding three (3) years from the date of the shareholder’s meeting, provided that:

●
at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

●
the total number of shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted against the proposal does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, except as a director or chairman of a controlled company.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least two directors with the requisite financial and accounting expertise. The board of directors has determined that Mr. Lawlor, Dr. Baron and Dr. Ehud Geller have the requisite financial and accounting expertise.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Capital Market, are required to appoint at least two external directors. While the Companies Law carves out certain exemptions, we cannot avail ourselves of these exemptions at this time.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of the following, or an affiliated entity: (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer (referred to in the Companies Law as a general manager), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any affiliated entity, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

 No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including by way of (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director, and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, directly or indirectly, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●
such majority includes at least a majority of the shares held by shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●
the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

●
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a Related or Competing Shareholder, as defined below, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related or Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described above;

●
his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Marketplace Rules, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above).

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election, after receiving the board of directors arguments for such removal, or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Role of Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Leadership Structure of the Board of Directors

In accordance with the Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Dr. Ehud Geller to serve as chairman of the board of directors.

Committees of the Board of Directors

Audit Committee

Our audit committee currently consists of three (3) persons. The current members of the audit committee are Mr. Efi Cohen-Arazi, Dr. Ellen Baron and Mr. Augustine Lawlor. Mr. Lawlor serves as chairman of the committee. Our board of directors has determined that Mr. Lawlor is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Marketplace Rules.

Under the Nasdaq Marketplace Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. Under the Companies Law, the audit committee may not include the chairman of the board of directors, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director most of whose livelihood depends on a controlling shareholder.

In addition, as explained above, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

●
he or she meets the qualifications for being appointed as an external director, except for the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel); and

●
he or she has not served as a director of the company for a period exceeding nine consecutive years, provided that, for this purpose, a break of less than two years in service shall not be deemed to interrupt the continuation of the service.

The Companies Law further requires that generally, any person who does not qualify to be a member of the audit committee may not attend the audit committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting on a specific subject; provided, however, that an employee of the company who is not the controlling shareholder or a relative of a controlling shareholder may attend the discussions of the committee, provided that any resolutions approved at such meeting are voted on without his or her presence. A company’s legal advisor and company secretary who are not the controlling shareholder or a relative of a controlling shareholder may attend the meeting and voting sessions, if required by the committee.

The quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee is a majority of the members of the audit committee, provided such majority is comprised of a majority of independent directors, at least one of whom is an external director.

Approval of transactions with related parties

Under the Companies Law, the approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Management—Fiduciary duties and approval of specified related party transactions under Israeli law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Marketplace Rules, which include, among others:

●	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

●	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

●
overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;

●
identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; and

●
reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law.

Under the Companies Law, our audit committee is responsible for:

●
determining whether there are deficiencies or irregularities in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining the approval process for transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

●
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “— Approval of Related Party Transactions under Israeli Law”);

●	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●
examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee and Compensation Policy

The members of our compensation committee are Mr. Efi Cohen-Arazi, Dr. Ellen Baron and Mr. Augustine Lawlor. Mr. Efi Cohen-Arazi serves as chairperson of the committee.

Israeli Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The duties of the compensation committee include the recommendation to our board of directors of a policy regarding the terms of engagement of office holders (as defined in the Companies Law), to which we refer as a Compensation Policy. The term “office holder” is defined under the Companies Law as a chief executive officer (referred to in the Companies Law as the general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. That policy must be adopted by our board of directors, after considering the recommendations of the compensation committee, and will need to be approved by our shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the ordinary shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the ordinary shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

Even if our shareholders do not approve the Compensation Policy, the board of directors may resolve to approve the compensation policy if and to the extent the compensation committee and the board determine, in its judgment following internal discussions and after reconsidering the compensation policy, that approval of the compensation policy is in the best interests of the company.

Subject to certain exceptions, the Compensation Policy must be approved by such company’s shareholders every three years. Our current Compensation Policy was approved by our shareholders at an extraordinary general meeting of shareholders held on February 23, 2021. In addition, the Board of Directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the compensation policy or for other reasons. As our shareholders have yet to approve a compensation policy, the shareholders are requested to approve the new Compensation Policy, as set forth herein.

A Compensation Policy must be based on, and must include and reference certain matters and provisions set forth in the Companies Law, which include: (i) promoting the company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for the company’s office holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of the company’s profits, with a long-term view and in accordance with his or her position.

Our Compensation Policy is designed to support the achievement of our long-term work plan goals and to ensure that:

•	Officers’ interests are as closely as possible aligned with our interests;

•	The correlation between pay and performance will be enhanced;

•	We will be able to recruit and retain top level executives capable of leading us to further business success, facing the challenges ahead;

•
Our officers will be motivated to achieve a high level of business performance without taking unreasonable risks. Therefore, the variable compensation component may not be based on extreme business performance goals which might potentially impose unreasonable risks on our officers; and

•	An appropriate balance between different compensation elements (e.g., fixed vs. variable, short-term vs. long-term and cash payments vs. equity-based compensation).

Our compensation committee and board of directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of ours and our shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our compensation committee and board of directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our Board of Directors believes that the proposed Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

Compensation that may be granted to an executive officer may include base salary, an annual bonus, other cash bonuses (such as a signing bonus or special bonus for special achievements, such as an outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement compensation and termination of service arrangements. All cash bonuses will be limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any given calendar year.

The annual cash bonus that may be granted to our executive officers (excluding our chief executive officer) will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer and is subject to minimum thresholds. The annual cash bonus that may be granted to executive officers (excluding our chief executive officer) may be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by our compensation committee and, if required by law, by our board of directors.

The performance-measurable objectives of our chief executive officer will be determined annually by our compensation committee and board of directors. Such objectives will include the weight assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

Equity-based compensation for executive officers (including members of our board of directors) will be designed in a manner consistent with the underlying objectives in determining such person’s annual cash bonus; namely, to enhance the alignment between such person’s interests with the company’s long-term interests and those of our shareholders and to strengthen the retention and motivation of such persons in the medium to long term.

Our Compensation Policy provides for executive officer’s compensation to be in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and will be individually determined and awarded based on the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our Compensation Policy contains compensation recovery provisions that will allow the company, under certain conditions, to recover bonuses paid in excess of what should have been received. Moreover, the Compensation Policy enables our chief executive officer to approve immaterial changes to the terms of an executive officer’s employment (provided that the changes of the terms of employment are in accordance our compensation policy) and will allow the company to exculpate, indemnify and insure our executive officers and directors subject to certain limitations.

Our Compensation Policy also provides for compensation for the members of our board of directors to be determined either (i) in accordance with the amounts set forth in the Remuneration Regulations as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our Compensation Policy.

Compensation Committee Roles

The compensation committee is responsible for (i) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (ii) undertaking duties related to the compensation policy and to the compensation of our office holders, including:

●
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than five years from the company’s initial public offering, or otherwise three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur five years from the company’s initial public offering, or otherwise every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether to approve the terms of compensation of certain office holders which, according to the Companies Law, require the committee’s approval; and

●
determining whether the compensation terms of a candidate for the position of the chief executive officer of the company needs to be brought to approval of the shareholders according to the Companies Law.

 Our compensation committee charter sets forth the responsibilities of the compensation committee, which include:

●	the responsibilities set forth in the compensation policy;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

In addition, our compensation committee is responsible for:

●	overseeing our corporate governance functions on behalf of the board;

●	making recommendations to the board regarding corporate governance issues;

●	identifying and evaluating candidates to serve as our directors consistent with the criteria approved by the board;

●	reviewing and evaluating the performance of the board;

●	serving as a focal point for communication between director candidates, non-committee directors and our management; selecting or recommending to the board for selection candidates to the board; and

●	making other recommendations to the board regarding affairs relating to our directors.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan.

An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder or director (or a relative of an officer or director) of the company; or

●	a member of the company’s independent accounting firm, or anyone on its behalf.

Our nominated internal auditor is Yisrael Gewirtz, partner, Fahn Kanne Grant Thornton Israel, effectively starting in January 2021.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Officers

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company. Each person listed in the table under “Management—Senior Management and Directors” is an office holder under the Companies Law.

The duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The fiduciary duty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The fiduciary duty includes a duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

A “personal interest” is defined under the Companies Law to include a personal interest of any person in an act or transaction of a company, including the personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest solely stemming from one’s ownership of shares in the company.

A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets, or liabilities.

If it is determined that an office holder has a personal interest in a transaction which is not an extraordinary transaction, approval by the board of directors is required for such transaction, unless the company’s articles of association provide for a different method of approval. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. In general, the compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is subject to a special majority approval. Arrangements regarding the compensation, exculpation, indemnification, or insurance of a director require the approval of the compensation committee, board of directors, and shareholders by ordinary majority, in that order, and under certain circumstances, a special majority approval.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Under Israeli Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of our company, other than by virtue of being an executive officer or director. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint at least half of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. See “—External Directors” above for a definition of controlling shareholder. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee or compensation committee, the board of directors, and a special majority, in that order, is required for: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; (ii) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company; (iii) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder; or (iv) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. For this purpose, a “special majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, exculpation, indemnification, or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee and board of directors, and, in general, approval by a special majority of shareholders.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee or compensation committee and board of directors.

Shareholders’ Duties

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at general meetings of shareholders and class meetings of shareholders with respect the following matters:

●	an amendment of the articles of association of the company;

●	an increase in the company’s authorized share capital;

●	a merger; or

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. A company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, an Israeli company may indemnify an office holder with respect to the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●
financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned foreseen events and amount or criteria;

●
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder: (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment was filed against such office holder as a result of such investigation or proceeding and (b) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (ii) in connection with a monetary sanction;

●
expenses associated with an administrative procedure, as defined in the Israeli Securities Law, conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

●
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if, and to the extent, provided in the company’s articles of association:

●	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

●	a breach of fiduciary duty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a monetary liability imposed on the office holder in favor of a third party; and

●	expenses incurred by an office holder in connection with an administrative procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify or insure an office holder against any of the following:

●
a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company and to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, by the shareholders.

Our articles of association and compensation policy allow us to exculpate, indemnify, and insure our office holders according to applicable law.

As of the date of this Annual Report on Form 20-F, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law and our articles of association, to the extent that these liabilities are not covered by insurance.

In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

D.	Employees.

See “Item 4.B. Business Overview―Employees.”

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

2008 PainReform Option Plan

We adopted our 2008 PainReform Option Plan, or the 2008 Plan, on August 7, 2008. The 2008 Plan has expired and no additional grants may be made. As of March 15, 2021, options to purchase 153,882 ordinary shares remain outstanding with an exercise price of $0.24 per share.

2019 PainReform Option Plan

We adopted our 2019 PainReform Option Plan, or the 2019 Plan, on July 2, 2019 and it is scheduled to expire on July 1, 2029. The 2019 Plan provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. On November 24, 2020, the board of directors approved the increase of the number of options available for grant under the 2019 Plan by 800,000 options. As of March 15, 2021, options to purchase 803,279 ordinary shares were outstanding  and options to purchase 216,177 ordinary shares were available for future issuance. Of such outstanding options, options to purchase 89,540 ordinary shares were vested as of March 15, 2021, with a weighted average exercise price of $1.57 per share.

The 2019 Plan provides for options to be granted at the determination of our board of directors (which is entitled to delegate its powers under the 2019 Plan to our compensation committee) subject to applicable laws. Upon termination of employment for any reason, other than in the event of death or disability or for cause, all unvested options will expire and all vested options at time of termination will generally be exercisable for 90 days following termination, subject to the terms of the 2019 Plan and the governing option agreement. If we terminate a grantee’s employment or engagement for cause (as defined in the 2019 Plan) the grantee’s right to exercise all vested and unvested the options granted to him or her will expire immediately. Upon termination of employment due to death or disability, all the vested options at the time of termination will be exercisable for 12 months after date of termination, subject to the terms of the 2019 Plan and the governing option agreement.

Pursuant to the 2019 Plan, we may award options pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961, or the Ordinance, and section 3(I) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of our share capital, or to be entitled to 10% of our profits or to appoint a director to our board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by us in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track.

Options granted under the 2019 Plan are subject to applicable vesting schedules and generally expire 10 years from the grant date.

In the event that options allocated under the 2019 Plan expire or otherwise terminate in accordance with the provisions of the 2019 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2019 Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2021 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 15, 2021. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. None of our shareholders has informed us that he, she, or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned	Percentage Owned**
Senior Management and Directors
Ilan Hadar(1)	-	-
Dr. Ehud Geller(2)	3,292,250	32.7%
Dr. Sigal Aviel(3)	89,540	*
Rita Keynan(4)	-	-
Prof. Eli Hazum(5)	153,882	1.5%
Ellen S. Baron(6)	-	-
Augustine Lawlor(6)	-	-
Efi Cohen-Arazi(6)	-	-
All senior management and directors as a group (8 persons)	3,535,672	34.3%
More than 5% Shareholders
XT Hi-Tech Investments (1992) Ltd. (7)	1,752,959	17.4%
D Partners 2 (8)	571,289	5.7%
Medica III Investment group (2)	3,292,250	32.7%
Armistice Capital, LLC(9)	839,346	8.3%

*	Less than 1%

**	Based on 10,062,383 ordinary shares outstanding

(1)	Does not include options to purchase 267,296 ordinary shares exercisable at $5.7375 per share and expiring on February 23, 2031, that vest in more than 60 days from March 15, 2021.

(2)
Consists of 3,292,250 beneficially owned by the Medica III Investment group which includes Medica III Investments (International) L.P. which holds 1,112,745 ordinary shares, Medica III Investments (Israel) L.P. which holds 404,455 ordinary shares, Medica III Investments (S.F.) L.P. which holds 439,574 ordinary shares, Medica III Investments (P.F.) L.P. which holds 236,573 ordinary shares, Medica III Investments (Israel) (B) L.P. which holds 571,429 ordinary shares, and Poalim Medica III Investments L.P. which holds 527,474 ordinary shares. The beneficial owners under Medica Group are: MCP Opportunity Secondary Program III L.P 10.57%, NYC Police Pension Fund 8.8%, Quantum Partners LDC 13.2%, Migdal Insurance Company Ltd 8.8%. None of which include individuals who hold more than 5% interest. Medica III Management L.P., an entity held 50% by Dr. Ehud Geller and 50% by Batsheva Elran, is the managing entity of Medica III Fund. The principal business address of Medica III Investment is 60C Medinat Hayehudim, Herzliya, 4676670, Israel. Does not include options to purchase 60,000 ordinary shares approved for issuance to Mr. Geller. Such options are exercisable at $4.50 per share and expiring on February 23, 2031, that vest in more than 60 days from March 15, 2021.

(3)
Consists of  options to purchase 89,540 ordinary shares exercisable at a weighted average exercise price of $1.57 and expiring on November 12, 2029. Does not include options to purchase 12,792 ordinary shares exercisable at an exercise price of $3.339 and expiring on November 12, 2029, that vest in more than 60 days from March 15, 2021.

(4)	Does not include options to purchase 133,652 ordinary shares exercisable at $5.7375 per share and expiring on January 1, 2031, that vest in more than 60 days from March 15, 2021.

(5)	Consists of options to purchase 153,882 ordinary shares exercisable at $0.24 per share and expiring on April 2, 2024.

(6)
Does not include options to purchase 60,000 ordinary shares approved for issuance. Such options are exercisable at $4.50 per share and expiring on February 23, 2031, that vest in more than 60 days from March 15, 2021.

(7)
XT Hi-Tech Investments (1992) Ltd., is an indirect wholly owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings Ltd., of which Orona Investments Ltd., or Orona, and Lynav Holdings Ltd., or Lynav, are each the direct owners of one-half of the outstanding ordinary shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., or CIBC, as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech Investments (1992) Ltd. and has a casting vote with respect to various decisions taken by the board including voting and disposition over shares held by XT Hi-Tech Investments (1992) Ltd. The principal business address XT Hi-Tech Investments (1992) Ltd. is 9 Andrei Sakharov St., Haifa, Israel.

(8)
D Partners 2 is a fund comprised of two limited partnerships formed under the laws of the Cayman Islands and of Israel. Mr. Shlomo Dovrat, Mr. Harel Beit-On, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests of more than 5% in, and are directors in, and/or shareholders of, various entities that comprise the General Partner of D Partners 2 and may be deemed to be the beneficial owners of the PainReform shares held by D Partners 2. Mr. Dovrat, Mr. Beit-On, Mr. Zeevi and Mr. Penchas disclaim beneficial ownership of the shares held by D Partners 2 except to the extent of their respective pecuniary interests therein. D Partners 2 and the individuals and entities that control it are part of a group generally known as “Viola Partners” or the “Viola” group. The principal business address of D Partners 2 is Ackerstein Towers Building D, Abba Eban Blvd 12, Herzliya, Israel.

(9)
The following information is based in part on a Schedule 13G dated February 16, 2021 with the SEC by Armistice Capital LLC and Steven Boyd. Armistice Capital, LLC, the investment manager of Armistice Capital Master Fund Ltd., or Armistice, and Steven J. Boyd, the managing member of Armistice Capital, LLC, hold shared voting and dispositive power over the ordinary shares held by Armistice. The principal business address of Armistice is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY, 10022. The reported amount of shares does not include warrants to purchase ordinary shares which are subject to a 4.99% blocker.

Record Holders

As of March 15, 2021, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 12 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 16.8% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 24.8% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

B.	Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2018.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from third parties. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

Relationships and Transactions with Directors and Executive Officers

Medica

The Medica III Investment group holds in the aggregate approximately 32.7% and 52.7% of our issued and outstanding share capital as of December 31, 2020 and 2019, respectively. Prof. Eli Hazum has been a partner and CSO of Medica Venture Partners since 1995.

Any future agreements with Medica Venture Partners or the Medica III Investment group must be reviewed and approved by our audit committee and board of directors. See “Management - Approval of Related Party Transactions under Israeli Law.”

Insurance, Exculpation, and Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by Israeli law, subject to limited exceptions, and including with respect to liabilities resulting from an offering of securities by us to the public, including the offering of securities by a shareholder in connection with a secondary offering. See “Item 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law—Exculpation, Insurance and Indemnification of Directors and Officers.”

Employment and Services Agreements

We have entered into employment or services agreements with our senior management. See “Item 6.B. Compensation.”

Options

We have granted options to purchase our ordinary shares to certain of our officers and directors. See “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.” We describe our option plans under “Item 6.E. Share Ownership” and “Item 7.A. Major Shareholders.”

Israel Office Sublease

From January 2014 until August 2019, we subleased office space and received management services from Zori Medica 2010 Ltd., a private company affiliated with Medica Venture Partners, a controlling shareholder of the company, subject to an annual rental fee of $33,000 and a $20,000 quarterly management fee, which continued until the end of March 2018. The sublease ceased as of August 2019, and from then until December 31, 2020 we were provided with office space at no cost by Medica Venture Partners.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by Israeli law, subject to limited exceptions, and including with respect to liabilities resulting from an offering of securities by us. See “Item 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law—Exculpation, Insurance and Indemnification of Directors and Officers.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview―Legal Proceedings.”

Dividends

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits.

B.	Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

On September 1, 2020, our ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “PRFX.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E.	Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as us, are generally subject to corporate tax at the rate of 23% as of 2018. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●
amortization over an eight-year period of the cost of patents and rights to use a patent and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise;

●	deduction over a three-year period of expenses incurred in connection with the issuance and listing of shares on a stock market; and

●	under certain conditions, an election to file tax returns with related Israeli Industrial Companies.

There can be no assurance that we currently qualify, or will continue to qualify, as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

Tax Benefits for Income from Preferred Enterprise

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, currently provides certain tax benefits for income generated by “Preferred Companies” from their “Preferred Enterprises.” The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is not wholly owned by a governmental entity, which:

●
owns a Preferred Enterprise, which is defined as an “Industrial Enterprise” (as defined under the Investment Law) that is classified as either a “Competitive Enterprise” (as defined under the Investment Law) or a “Competitive Enterprise in the Field of Renewable Energy” (as defined under the Investment Law);

●	is controlled and managed from Israel;

●	is not a “Family Company,” a “Home Company,” or a “Kibbutz” (collective community) as defined under the Income Tax Ordinance;

●	keeps acceptable books of account and files reports in accordance with the provisions of the Investment Law and the Income Tax Ordinance; and

●	was not, and certain officers of which were not, convicted of certain crimes in the 10 years prior to the tax year with respect to which benefits are being claimed.

As of January 1, 2017, a Preferred Company is currently entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the rate is currently 7.5% (our operations are currently not located in development area A).

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, such dividends should be exempt from tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

Tax Benefits for Income from Preferred Technology Enterprise

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and became effective as of January 1, 2017, or the 2017 Amendment. The 2017 Amendment provides new tax benefits to Preferred Companies for “Technology Enterprises,” as described below, and is in addition to the Preferred Enterprise regime provided under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and may thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development area A. In addition, a Preferred Technology Enterprise may enjoy a reduced capital gains tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

Dividends distributed by a Preferred Technology Enterprise that are paid out of Preferred Technology Income are subject to tax at the rate of 20%, but if they are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

As we have not yet generated taxable income, there is no assurance that we qualify as a Preferred Technology Enterprise or that the benefits described above will be available to us in the future.

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or Innovation Law, and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties of 3% to 6% on income generated from products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. In July 2017, new regulations came into force. According to the new regulations, the royalties range between 1.3-5% depending on the company’s size and sector. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel or license to use it was granted to a foreign entity.

Taxation of our Shareholders

Capital Gains Tax

Israeli law generally imposes a capital gains tax (i) on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and (ii) on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, as of January 1, 2012 and thereafter, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), holds, directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., 23% for the tax year 2018 and thereafter) on real capital gains derived from the sale of listed shares.

As of January 1, 2019, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 649,500 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 649,500 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

In some instances where our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Non-Israeli Residents

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if (i) an Israeli resident has a controlling interest, directly or indirectly, alone, “together with another” (as defined above), or together with another Israeli resident, of more than 25% in one or more of the “means of control” (as defined above) in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the provisions of the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, capital gains arising from the sale, exchange or disposition of our ordinary shares by (i) a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, (ii) who holds the shares as a capital asset, and (iii) who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange, or disposition, subject to particular conditions; (ii) the capital gains from such sale, exchange, or disposition are attributable to a permanent establishment in Israel; or (iii) such person is an individual and was present in Israel for 183 days or more during the relevant tax year. In such case, the capital gain arising from the sale, exchange, or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange, or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

It should be noted that in the event that the real capital gain realized by an individual shareholder is not exempt from tax in Israel, the tax rates applicable to Israeli resident individual shareholders should generally apply.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends). As of January 1, 2012 and thereafter, the tax rate applicable to such dividends is generally 25%. With respect to a person who is a “substantial shareholder” (as defined above) at the time the dividend is received or at any time during the preceding 12-month period, the applicable tax rate is 30%. Dividends paid from income derived from Preferred Enterprises and Preferred Technology Enterprises will generally be subject to income tax at a rate of 20%.

As of January 1, 2019, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 649,500 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 649,500 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid to an Israeli resident individual shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate.

Notwithstanding the above, dividends paid to an Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares.

Non-Israeli Residents

Unless relief is provided in a treaty between Israel and the shareholder’s country of residence, non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person (including a corporation) who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or at any time during the preceding 12-month period, absent treaty relief as mentioned above, the applicable Israeli income tax rate is 30%. Notwithstanding the above, dividends paid from income derived from Preferred Enterprises will be subject to Israeli income tax at a rate of 20%. In addition, dividends distributed by a Preferred Technology Enterprise that are paid out of Preferred Technology Income are subject to tax at the rate of 20%, but if they are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

In this regard, dividends paid to a non-Israeli resident shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate (e.g., in accordance with the provisions of an applicable tax treaty).

Notwithstanding the above, dividends paid to a non-Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

In addition, it should be noted that an additional 3% tax might be applicable to individual shareholders if certain conditions are met.

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% if: (i) the shareholder is a U.S. corporation and holds at least 10% of the outstanding shares of our voting stock during the part of our tax year that precedes the date of payment of the dividends and during the whole of our prior tax year; (ii) not more than 25% of our gross income in the tax year preceding the payment of the dividends consists of interest or dividends, other than dividends or interest received from subsidiary corporations 50% or more of the outstanding shares of voting stock of which is owned by us at the time such dividends or interest are received by us; and (iii) the dividends are not sourced from income derived during a period for which we were entitled to the reduced tax rate applicable to a Preferred Enterprise under the Investment Law. If the dividends are sourced from income derived during a period for which we are entitled to the reduced tax rate applicable to a Preferred Enterprise or a Preferred Technology Enterprise under the Investment Law, to the extent that the first two conditions detailed above are met, the Israeli tax rate applicable to such dividends should be 15%.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Estate and gift tax

Israeli law presently does not impose estate tax.

Israeli law also does not presently impose gift taxes upon the transfer of assets to Israeli resident individuals so long as it is demonstrated to the satisfaction of the Israel Tax Authority that the transfer was executed in good faith.

Certain U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences relating to an investment in the ordinary shares by U.S. Holders (as defined below). This summary deals only with ordinary shares that are held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment).  This summary does not address tax considerations of holders that may be subject to special tax rules, including, without limitation, dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, individual retirement and tax-deferred accounts, persons holding ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction, or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. Holders  (as defined below) who own, directly, indirectly, or constructively, 10% or more of our outstanding stock, by vote or value. The discussion below is based upon the Code, final, temporary and proposed Treasury regulations promulgated thereunder, applicable administrative rulings and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local, or non-U.S. tax laws or any additional U.S. federal tax consequences other than U.S. federal income tax consequences. Furthermore, we will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ordinary shares and can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or will be sustained in a court if challenged.

As used in this summary the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. This summary does not consider the U.S. federal tax considerations to a person that is not a U.S. Holder. In addition, the tax treatment of persons who hold or ordinary shares through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes generally depends upon the status of the partner and the activities of the partnership. The tax consequences to such a person or entity are not considered in this summary and such persons and entites should consult their tax advisors with respect to the U.S. federal tax consequences of investing in the ordinary shares.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of its circumstances. Prospective purchasers of the ordinary shares should consult their own tax advisors with respect to the specific U.S. federal income tax consequences to such person of purchasing, holding, or disposing of the ordinary shares, as well as the effect of any state, local, or other tax laws.

Distributions on ordinary shares

As noted above, we have no current plans to pay dividends. However, subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” U.S. Holders are required to include in gross income the amount of any distribution paid on ordinary shares to the extent the distribution is paid out of our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders. A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the Nasdaq Capital Market). In addition, a non-corporate U.S. Holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if certain holding period and other requirements are not met. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

Corporate U.S. Holders generally will not be allowed a “dividends-received deduction” generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations for dividends received from us.

The amount of a distribution with respect to our ordinary shares will be equal to the amount of cash and the fair market value of any property distributed plus the amount of any Israeli taxes withheld therefrom. The amount of any cash distributions paid in NIS will equals the U.S. dollar value of the NIS on the date of distribution based upon the exchange rate in effect on such date, regardless of whether the NIS are converted into U.S. dollars at that time, and U.S. Holders who include such distribution in income on such date will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the NIS into U.S. dollars on a later date, the U.S. Holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source income for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, U.S. Holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the Israeli tax withheld on distributions on our ordinary shares. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes.

The additional 3.8% Medicare tax (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Disposition of ordinary shares

Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” upon the sale, exchange or other taxable disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. The capital gain or loss realized on the sale, exchange, or other disposition of ordinary shares will be long-term capital gain or loss if the U.S.Holder held the ordinary shares for more than one year as of the time of disposition. Preferential tax rates for long-term capital gain will generally apply to non-corporate U.S. Holders. Any gain or loss realized by a U.S. Holder on the sale, exchange, or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

The additional 3.8% Medicare tax (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Passive Foreign Investment Company Consequences

Generally, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average fair market value of its assets during such year (based on quarterly valuations) produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts, and the excess of gains over losses from the disposition of assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, as well as marketable securities, and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2020 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2021 or any other year , and we expect to be a PFIC in 2021.Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, then unless an election has been made by a U.S. Holder to be taxed under one of the alternative regimes discussed below, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules would apply to any distribution with respect to the ordinary shares in excess of 125% of the average of the annual distributions received by a U.S. Holder during the preceding three years or such U.S. Holder’s holding period, whichever is shorter. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you hold the ordinary shares and our non-United States subsidiary is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to our subsidiary.

If we are treated as a PFIC for any taxable year during the holding period of a non-electing U.S. Holder (i.e., a U.S. Holder that does not elect to be taxed under one of the alternative regimes discussed below), we will continue to be treated as a PFIC for all succeeding years during which such non-electing U.S. Holder is treated as a direct or indirect holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Section 1298(b)(1) of the Code.

Notwithstanding the default PFIC rules described in the preceding paragraphs, certain elections may be available that would result in alternative tax consequences; i.e., the “qualified electing fund” or “QEF” election and the “mark to market” election. If a U.S. Holder makes a timely and valid mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss resulting from the mark-to-market election. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election and any loss in excess of such amount will be treated as capital loss). The mark-to-market election is available only if we are a PFIC and the ordinary shares are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. The ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (i) a U.S. securities exchange that is registered with the Securities and Exchange Commission, (ii) the U.S. market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (iii) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (a) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors, and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced; and (b) the rules of such non-U.S. exchange effectively promote active trading of listed shares. No assurance can be given that the ordinary shares will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election is expected to be available to a U.S. Holder. A mark-to-market election will not apply to ordinary shares held by a U.S. Holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to the ordinary shares.

Another way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. Holder to make a QEF election. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. We are not obligated and do not currently intend to provide the information necessary to make a QEF election and thus it is not expected that a QEF election will be available for U.S. Holders of the ordinary shares if we were a PFIC in any prior year, the current year or any future year.

U.S. Holders should consult their tax advisors to determine under what circumstances these elections would be available and, if available, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder holds ordinary shares in any year in which we are treated as a PFIC, the U.S. Holder will be required to file IRS Form 8621 and may be subject to certain other information reporting requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. Holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of the ordinary shares in the event we are determined to be a PFIC.

Medicare Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds will be subject to a 3.8% tax on all or a portion of their “net investment income,” which generally would include dividends on, and dispositions of, the ordinary shares. U.S. Holders should consult their tax advisors with respect to the applicability of the 3.8% Medicare tax to their income and gains, if any, resulting from their investment in the ordinary shares.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to backup withholding and information reporting requirements with respect to cash distributions and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with certain identification procedures. Information reporting and backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is furnished to the IRS.

Tax Reporting

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) or IRS Form 5471, (Information Return of U.S. Persons With Respect to Certain Foreign Corporations) to report a transfer of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with these reporting requirements. Each U.S. Holder is urged to consult with its own tax advisor regarding these reporting obligations.

Foreign Asset Reporting

Certain U.S. Holders may be required to report information relating to an interest in the ordinary shares, subject to certain exceptions. For example, certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (and in some circumstances, a higher threshold) are generally required to file IRS Form 8938 with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. In addition, a U.S. Holder should consider the possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, as a result of holding ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the application of these and other reporting requirements that may apply to their ownership of ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our reporting and functional currency is the U.S. dollar, but some portion of our operational expenses are in the New Israeli Shekel and Euro. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk. However, we believe that our existing funds will enable us to fund our operating expenses and capital expenditure requirements for the twelve months following the date of this Annual Report on Form 20-F.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that one member of our audit committee, Augustine Lawlor, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics is posted on our website at www.painreform.com. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
 Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2020 and 2019.

The following table provides information regarding fees paid or to be paid by us to Brightman Almagor Zohar & Co. and/or other firms in the Deloitte Global Network for all services, including audit services, for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
(USD in thousands)
Audit fees (1)	80	135
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	80	135

(1)
The audit fees for the years ended December 31, 2020 and 2019 includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, statutory audits of the Company and its subsidiary, issuance of consents and assistance with review of documents filed with the SEC.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies whose shares are listed on the Nasdaq Capital Market are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, compensation, policy, company’s auditors, and an internal auditor. This is the case even if our shares are not listed on the Tel Aviv Stock Exchange. These requirements are in addition to the corporate governance requirements imposed by the Nasdaq Listing Rules, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer due to the listing of the ordinary shares on the Nasdaq Capital Market. Under the Nasdaq Listing Rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Nasdaq Capital Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We intend to rely on this “home country practice exemption” with respect to the following Nasdaq Listing Rules:

●
Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors, and shareholders are all required; (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions;” (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the special approval described below under “Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions;” (d) approval of transactions with Company’s Chief Executive Officer with respect to his or hers compensation, whether in accordance with the approved compensation policy of the Company or not in accordance with the approved compensation policy of the Company, or transactions with officers of the Company not in accordance with the approved compensation policy; and (e) approval of the compensation policy of the Company for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●
Nomination of our directors. Israeli law and our amended articles of association do not require director nominations to be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Listing Rules of the Nasdaq Stock Market. We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which directors are recommended by our board of directors for election by our shareholders (other than directors elected by our board of directors to fill a vacancy).

●
Quorum requirement. Under our amended and restated articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a written ballot, who hold at least 25% of the voting power of our shares (or if a higher percentage is required by law, such higher percentage) instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules. If within half an hour from the time designated for the meeting a quorum is not present, them will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants.

●
Periodic reports. As opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq Marketplace Rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will only mail such reports to shareholders upon request; and

●
Compensation of officers. We follow Israeli law and practice with respect to the approval of officer compensation.  While our compensation committee currently complies with the provisions of the Nasdaq Listing Rules relating to composition requirements and Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (and in certain instances, shareholder approval is required), Israeli law includes relief from compensation committee approval in certain instances. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 6C “Directors, Senior Management and Employees— Board Practices — Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”).

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market, subject to certain exemptions the JOBS Act provides to emerging growth companies. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq Capital Market, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description

1.1
Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original) (included as Exhibit 3.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 5, 2020, and incorporated herein by reference).

2.1*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

2.2
Specimen Share Certificate (included as Exhibit 4.1 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 5, 2020, as amended, and incorporated herein by reference).

4.1#	2019 Option Plan (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.2
Form of Indemnification Agreement (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 24, 2020, and incorporated herein by reference)

4.3#	Form of Option Award (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.4
Amended and Restated Investors’ Rights Agreement dated November 26, 2008 (included as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.5
Form of Representative Warrant (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.6
Form of Warrant Agency Agreement including Form of Unit Warrant (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.7
Securities Purchase Agreement dated as of March 8, 2021 by and between PainReform Ltd. and the purchasers identified on the signature pages thereto (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on March 9, 2021, and incorporated herein by reference)

4.8
Form of Warrant issued to certain institutional investors on March 10, 2021 (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on March 9, 2021, and incorporated herein by reference)

4.9
Registration Rights Agreement dated as of March 8, 2021 by and between PainReform and the purchasers signatory thereto (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on March 9, 2021, and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

101
The following financial information from PainReform Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

*	Filed herewith.

#	Management contract or compensatory plan.

PAINREFORM LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of PainReform Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PainReform Ltd. (the “Company”) as of December 31, 2020 and 2019, the related statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 18, 2021
We have served as the Company's auditor since 2008.

PAINREFORM LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		As of December 31,
	Note	2020	2019
Assets
Current assets:
Cash and cash equivalents		$15,677	$941
Restricted cash	2e	13	6
Prepaid clinical trial expenses and deferred clinical trial costs	13	1,294	-
Prepaid expenses and other current assets	3	807	25

Total current assets		17,791	972

Property and equipment, net		10	(* )
Other non-current assets		-	192

Total assets		$17,801	$1,164

Liabilities and shareholders’ deficit

Current liabilities:
Trade payables		$720	$-
Other accounts payable and accrued expenses	4	241	166
August and December 2019 Convertible notes	6b	-	1,032
Convertible notes	6a	-	5,141

Total current liabilities		961	6,339

Non-current liabilities:
Provision for tax benefits	7e	220
Derivative warrant liability	5	-	447
Total non-current liabilities		220	447

Commitments and contingencies	8

Temporary equity:
Convertible preferred shares, NIS 0.03 par value; Authorized: 18,300,000 shares; Issued and outstanding: 2,954,267 shares; Aggregate liquidation preference of $0 and $15,250 as of December 31, 2020 and 2019, respectively	9	-	6,621

Shareholders’ deficit:	10
Ordinary shares, NIS 0.03 par value; Authorized: 16,666,667 and 4,700,000 shares as of December 31, 2020 and 2019, respectively; Issued and outstanding: 8,758,037 and 576,556 shares as of December 31, 2020 and 2019, respectively;		78	5
Additional paid-in capital		33,023	180
Accumulated deficit		(16,481)	(12,428)

Total shareholders’ equity (deficit)		16,620	(12,243)

Total liabilities, temporary equity and shareholders’ equity (deficit)		$17,801	$1,164

(*)	Less than $1.

The accompanying notes are an integral part of the financial statements.

 PAINREFORM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		For the Year Ended December 31,
	Note	2020	2019	2018

Operating expenses:
Research and development expenses	11a	$(354)	$(136)	$(223)
General and administrative expenses	11b	(1,317)	(553)	(277)

Operating loss		(1,671)	(689)	(500)

Financial expense, net	11c	(2,162)	(590)	(328)

Loss before taxes		(3,833)	(1,279)	(828)

Tax expenses		(220)	-	-
Net loss and comprehensive loss		$(4,053)	$(1,279)	$(828)

Basic and diluted net loss per share	2m	$(1.25)	$(4.17)	$(3.24)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share		3,243,943	576,556	576,556

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Convertible preferred shares (Temporary equity)		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	equity (deficit)
Balance as of January 1, 2018	2,954,267	$6,621	576,556	$5	$66	$(10,321)	$(10,250)

Net loss and comprehensive loss	—	—	—	—	—	(828)	(828)

Balance as of December 31, 2018	2,954,267	$6,621	576,556	$5	$66	$(11,149)	$(11,078)

Share-based compensation	—	—	—	—	89	—	89

Operating lease provided by controlling shareholder	—	—	—	—	25	—	25

Net loss and comprehensive loss	—	—	—	—	—	(1,279)	(1,279)

Balance as of December 31, 2019	2,954,267	$6,621	576,556	$5	$180	$(12,428)	$(12,243)

Conversion of preferred shares into ordinary shares	(2,954,267)	(6,621)	2,954,267	26	6,595	-	6,621

Conversion of convertible notes into ordinary shares	—	—	2,727,214	25	7,135	-	7,160

Share issuance under Initial Public Offering, net	—	—	2,500,000	22	17,288	-	17,310

Equity classification of a derivative warrant liability (Note 6(b))			-	-	1,552	-	1,552

Share-based compensation to employees	—	—	—	—	38	—	38

Share-based compensation to service providers	—	—	—	—	202	—	202

Operating lease provided by controlling shareholder	—	—	—	—	33	—	33

Net loss and comprehensive loss	—	—	—	—	—	(4,053)	(4,053)

Balance as of December 31, 2020	-	$-	8,758,037	$78	$33,023	$(16,481)	$16,620

(*)	Represents amount less than $1

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities

Net loss	$(4,053)	$(1,279)	$(828)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	(* )	1	(* )
Operating lease provided by controlling shareholder	33	25	-
Share-based compensation to employees	38	89	(* )
Share-based compensation to service providers	202	-	-
Interest expense and amortization of discount on convertible notes	987	541	324
Issuance costs	-	47	-
Revaluation of derivative warrant liability	1,105	2	-
Change in:
Other current and non-current assets	(1,884)	(183)	(14)
Trade payables	720	(2)	(62)
Other accounts payable	295	150	(55)

Net cash used in operating activities	(2,557)	(609)	(635)

Cash flows from investing activities

Purchase of property and equipment	(10)	-	(* )

Net cash used in investing activities	(10)	-	(* )

Cash flows from financing activities

Proceeds from issuance of convertible notes, net	-	241	488
Proceeds from issuance of August and December 2019 convertible notes and warrants, net	-	1,269	-
Proceeds from issuance of ordinary shares under Initial Public Offering, net	17,310	-	-

Net cash provided by financing activities	17,310	1,510	488

Change in cash, cash equivalents and restricted cash	14,743	901	(147)
Cash, cash equivalents and restricted cash at the beginning of the year	947	46	193

Cash, cash equivalents and restricted cash at the end of the year	$15,690	$947	$46

(*)	Represents amount less than $1

The accompanying notes are an integral part of the financial statements.

 PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
The Company was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.
Going concern and management plans

Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred losses of $4,053, $1,279 and $828 for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, the Company’s accumulated deficit was $16,481. The Company has funded its operations to date primarily through equity financing.

Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s product and to achieve a level of sales adequate to support the Company’s cost structure.

On September 3, 2020, the Company closed an IPO of 2,500,000 units at a price of $8.00 per unit for gross proceeds of approximately $20,000 (net proceeds of approximately $17.3 million after deducting underwriting discounts and commissions and other offering expenses). Refer to Note 1(d).

On March 11, 2021, the Company closed a private placement  of 1,304,346 ordinary shares and accompanying warrants to purchase an aggregate of up to 652,173 ordinary shares at a combined purchase price of $4.60 per share and accompanying warrant resulting in gross proceeds of $6,000. Refer to Note 14(d).

Based on the Company's current operating plan, the Company believes that its existing capital resources will be sufficient to fund operations for at least one year after the date the financial statements are issued.

c.
The Company effected a 3-for-1 reverse split of the Company’s ordinary shares and convertible preferred shares on July 6, 2020. All issued and outstanding ordinary shares and convertible preferred shares and related per share amounts contained in these financial statements have been retroactively adjusted to reflect this reverse share split for all periods presented.

d.
On September 3, 2020, the Company closed its IPO of 2,500,000 units at a price of $8.00 per unit. Each unit consisted of one ordinary share and one warrant to purchase one ordinary share. The ordinary shares and warrants were immediately separable from the units and were issued separately. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $8.80 per share. On October 5, 2020, the underwriters exercised their over-allotment option and were issued warrants to purchase 375,000 ordinary shares in return for net amount of $3.The Company received gross proceeds of approximately $20,000 (net proceeds of approximately $17.3 million after deducting underwriting discounts and commissions and other offering expenses).

e.
Public health epidemics or outbreaks could adversely impact the Company’s business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it rapidly spread across the globe, including in Israel and the United States. The extent to which COVID-19 pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including other Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company's business, financial condition and results of operation.

 PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

b.	Use of estimate in preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

c.	Financial statements in United States dollars:

The Company’s functional currency is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in currencies other than dollars have been re-measured to dollars. All transaction gains and losses from re-measurement of monetary balance sheet items denominated in currencies other than dollars are reflected in the statements of comprehensive loss as financial expenses, net.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Restricted cash:

Restricted cash include bank deposits with maturities of more than three months and up to one year. The restricted bank deposit was presented at its cost, including accrued interest and represents cash which is used as collateral for the Company’s credit card.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Fair Value Measurements:

The carrying values of Company’s financial assets and liabilities, including cash and cash equivalents, restricted cash, other current assets, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 - Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets of liabilities in markets that are not active;

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s derivative warrant liability is classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%

Computers and electronic equipment	33
Furniture and office equipment	7

h.	Research and development expenses:

Research and development expenses are charged to the statements of comprehensive loss as incurred.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. As of December 31, 2020, and 2019, the Company had a full valuation allowance on its deferred tax assets.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2020, and 2019, no liability for unrecognized tax positions has been recognized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740-10, under which a company may recognize the tax benefit from an uncertain tax position claimed or expected to be claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxation authorities, based on the technical merits of the position.

The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.  Accordingly, the Company reports a liability for unrecognized tax benefits. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expense.

j.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and restricted cash. Cash and cash equivalents and restricted cash are invested in a major bank in Israel.

Management believes that the bank that holds the Company’s cash, cash equivalent and restricted cash is financially sound and, accordingly, minimal credit risk exists with respect to this cash, cash equivalent and restricted cash.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

k.	Convertible notes:

Proceeds from the sale of notes with a conversion feature are allocated to equity based on the intrinsic value of such conversion feature (if any) in accordance with ASC 470-20 “Debt with Conversion and Other Options”, with a corresponding discount on the notes recorded in liabilities which is amortized in finance expense over the term of the notes. Convertible notes with convertible features that are determined to not be beneficial are allocated entirely to liabilities.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Derivative warrant liability

Financial equity instruments that do not meet the US GAAP criteria for equity classification are classified as liability at fair value and are adjusted to fair value at each reporting period. Changes in fair value are recognized in the Company’s statements of comprehensive loss in accordance with ASC 815, "Accounting for Derivative Financial Instruments".

m.	Basic and diluted loss per share:

Basic loss per share is computed by dividing the loss for the period applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2020, 2019 and 2018, all outstanding share options, convertible notes, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2020	2019	2018

Numerator:
Net loss applicable to shareholders of ordinary shares	$(4,053)	$(1,279)	$(828)
Interest accrued on convertible preferred shares	-	(1,130)	(1,046)
Total loss attributed to ordinary shares	(4,053)	(2,409)	(1,874)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	3,243,943	576,556	576,556
Net loss per share of ordinary share, basic and diluted	$(1.25)	$(4.17)	$(3.24)

n.	Share-based compensation:

Share-based compensation to employees and consultants is accounted for in accordance with ASC 718, “Compensation - Share Compensation” (“ASC 718”), which requires estimation of the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period using the graded vesting method. The Company has elected to recognize forfeitures, as incurred.

The fair value of share options granted was estimated using the Black Scholes model, which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The expected share option term is calculated for share options granted using the “simplified” method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

The expected dividend yield assumption is based on Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Deferred offering costs

The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in-process equity financings until such financings are consummated. After the consummation of such equity financings, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are written off to operating expenses. As of December 31, 2019, there were $192 of deferred offering costs included in other non-current assets on the balance sheet.

p.	Disclosure of recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires lessees to recognize their lease contracts as assets and liabilities in the financial statements. Furthermore, the ASU requires the Company to continue recognizing expenses but recognize expenses on their income statements in a manner similar to current lease accounting. The amendments in this ASU are effective January 1, 2019. In July 2018, the FASB issued ASU 2018-11, Leases - Targeted Improvements, to allow a company to elect an optional modified retrospective transition method that applies the new lease requirements through a cumulative-effect adjustment in the period of adoption.

Effective January 1, 2019, the Company adopted the new lease accounting standard using the modified retrospective transition option of applying the new standard at the adoption date. The Company elected to apply the practical expedients permitted under the transition guidance within the new standard, and the Company also elected not to apply the recognition requirements in the lease standard to short-term leases as of the adoption date. As such, there was no impact on the Company’s financial statements as a result of adopting ASU 2016-02.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Effective January 1, 2020, the Company adopted the new fair value measurement standard. The implementation of the updated guidance did not have a significant effect on Company’s financial statements.

In August 2020, the FASB issued guidance that is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. This guidance will be effective for the Company on January 1, 2022 and is not expected to have a material impact on the Company’s financial statements and disclosures.

ASC Topic 740, "Income Taxes", was amended to simplify the accounting for income taxes to improve consistency of accounting methods and remove certain exceptions. The amendment is effective for the Company beginning January 1, 2021 and is not expected to have a material impact on the Company’s financial statements and disclosures.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2020	2019

Receivables from governmental authorities	$53	$22
Prepaid expenses	734	3
Other	20	-

	$807	$25

NOTE 4:-	OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES

	December 31,
	2020	2019

Employees and related liabilities	$92	$15
Accrued expenses	149	151

	$241	$166

NOTE 5:-	FAIR VALUE MEASUREMENTS

During the year ended December 31, 2019, the Company issued warrants related to its convertible notes (refer to Note 6(b)). As of December 31, 2019, the warrants did not meet the US GAAP criteria for equity classification, and accordingly were classified as a derivative warrant liability and were measured at fair value on the issuance date and as of December 31, 2019, as well as through the date of consummation of the IPO, with changes in fair value recognized as finance expenses in the statements of comprehensive loss. On September 3, 2020, upon consummation of the IPO, the exercise price of the warrants and the number of shares to be issued upon exercise of the warrants were fixed (refer to Note 6(b)), such that it then meet equity classification of the warrants under US GAAP. Accordingly, the derivative warrant liability was classified to equity as of such date.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring warrants issued during the year ended December 31, 2019 is as follows:

Exercise price	$2.55-$4.74
Expected volatility	72.29%
Risk free rate	1.5%-1.67%
Expected life (years)	4.65-5
Dividend yield	0%

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The following table presents changes in the fair value of the derivative warrant liability recorded in respect of the warrants:

Balance as of December 31, 2018	$-

Issuance of warrants in connection with convertible notes (Note 6 (b))	445
Changes in fair value	2

Balance as of December 31, 2019	$447

Changes in fair value	1,105
Equity classification of a derivative warrant liability	(1,552)

Balance as of December 31, 2020	$-

NOTE 6:-	CONVERTIBLE NOTES

a.
From 2014 until 2018, the Company issued convertible notes in the total principal amount of $3,688 to existing shareholders. During the years ended December 31, 2019 and 2018, the Company issued convertible notes in the principal amount of $241 and $488, respectively, to existing shareholders. The Company recorded interest expense amounting to $271, $379 and $324 for the years ended December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2019, the total principal amount of convertible notes was $3,929.

As of December 31, 2019, and on September 3, 2020, immediately prior to conversion of the notes, the total balance of convertible notes, inclusive of accrued interest, was $5,141 and $5,412, respectively.

The convertible notes bore interest at an annual rate of 8%, compounded on the basis of 365-day year.

Concurrent with the closing of the IPO, all of the Company’s convertible notes (inclusive of accrued interest on all outstanding notes) were converted into 2,415,022 units (consisting of one ordinary share and one warrant to purchase one ordinary share).

The notes were  originally convertible into Series A Preferred Shares of the Company or repayable  as follows:

i.	Automatic Conversion Upon Occurrence of a Qualified Investment – upon the closing of a qualified investment (issuance of preferred securities if at least $ 3,000 from a third party), the notes would have been automatically converted into securities of the Company on the same terms and conditions as in such qualified investment. The conversion would have been on the same terms and conditions and would have borne the same rights, subject to a conversion price per share equal to the lowest price per share to be paid under the qualified investment less agreed upon percentage equal to 3% multiplied by the number of months from the grant date of the applicable note and up to a maximum of 54%.

ii.
Optional conversion – each note holder, at its sole discretion, would have been entitled, by a written notice, to convert the note held by it into Series A Preferred Shares at a conversion price equal to  $2.241 (subject to adjustments in accordance with the Company's Articles of Association).

iii.
Deemed Liquidation Event Repayment – in the event of a Deemed Liquidation Event (generally meaning consolidation or merger of the Company or sale of all or substantially all of the Company assets or issued share capital resulting in a third party holding more than 50% of the voting power or the right to appoint more than 50% of the board members) then immediately prior to the consummation of such event, the Company would have paid each note holder (which was not earlier converted) a sum equal to the principal amount of the note multiplied by three, plus the interest accrued up to the date of repayment.

In the event that the notes were not earlier converted or paid, then, the Company would have paid the accrued amount by the end of the note term (December 31, 2020).

The Company concluded the conversion feature of the notes is not a beneficial conversion feature pursuant to the provisions of ASC 470-20, “Debt with Conversion and Other Options.” Accordingly, the proceeds were recorded in liabilities in their entirety at the date of issuance.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	CONVERTIBLE NOTES (Cont.)

b.
In August and December 2019, the Company issued 14.2 units consisting of convertible notes (the “2019 Convertible Notes”) and warrants for a total consideration of $1,420 (representing a consideration of $100 per unit), after giving effect to a 10% discount.

The August and December 2019 convertible notes had a principal amount of $110 per unit, bore interest at a rate of 5%, and had a maturity date of one year from the date of issuance. The notes were automatically convertible into shares (or other units) to be issued in an initial public offering (“IPO”), at a conversion price representing a 30% discount on the price of shares (or other units) sold in such IPO. The conversion price could not exceed an amount calculated as $30,000 (which $30,000 was subject to certain adjustments at the reasonable discretion of the underwriters in the IPO) divided by the fully diluted amount of shares of the Company immediately prior to the IPO (however excluding shares that would have been issued pursuant to conversion or exercise of instruments included in these units and excluding shares that would have been issued pursuant to conversion of other convertible instruments).

The number of shares (or other units) to be issued upon conversion was to be determined by dividing the principal amount of $110 per unit, including accrued interest, by the conversion price of the notes.

The notes were not convertible if an IPO had not occurred.

The warrants have a term of 5 years from the date of issuance, and upon issuance were exercisable into a number of ordinary shares determined by dividing $110 (per unit) by $2.5425 (subject to certain adjustments), at an exercise price of $2.5425 per share (subject to certain adjustments).

In the event an IPO occurs within one year of the date of issuance, the warrants would have been exercisable into a number of ordinary shares (or units of ordinary shares and warrants in certain circumstances), determined by dividing $110 (per unit) by the conversion price of the notes, at an exercise price equal to 120% of the conversion price of the notes.

The proceeds for the sale of the notes and warrants were first allocated to the warrant liability (Refer to Note 5), based on its fair value at the date of issuance, with a corresponding discount recorded on the 2019 Convertible Notes. As the conversion feature of the notes is contingent upon a future event (IPO), the Company concluded the conversion feature is not a beneficial conversion feature pursuant to the provisions of ASC 470-20, “Debt with Conversion and Other Options”.

The aggregate discount on the convertible notes was amortized to finance expense over the term of the notes.

On August 20, 2020, the Company entered into an extension agreement with the August 2019 convertible notes investors, according to which the investors agreed to extend the original term by 60 days in exchange for 10% increase in the principal amount of the notes. As a result of the above, the number of units to be issued upon the exercise of the August 2019 warrants was similarly increased by 10%.

As a result of the extension agreement, in the statement of comprehensive loss for the year ended December 31, 2019, financing expenses of $110 and $97 were recorded in respect of the 2019 Convertible Notes and the derivative warrant liability, respectively.

On September 3, 2020, upon consummation of the IPO, the outstanding balance of the 2019 Convertible Notes was converted into 312,170 units, each consisting of one ordinary share and one warrant to purchase one ordinary shares, exercisable immediately, at an exercise price of $8.80 and with an expiry date of 5 years from the IPO closing date (refer to note 1(d)).

Additionally, on the IPO consummation date, the amount and exercise price of the 2019 Convertible Notes related warrants were fixed at 297,589 warrants, each exercisable, at an exercise price of $6.72, into a single unit (refer to Note 1(d)), consisting of one ordinary share and one warrant to purchase one ordinary shares, exercisable through September 3, 2025, at an exercise price of $8.80.

With the amount and exercise price of the 2019 Convertible Notes related warrants being fixed, the respective derivative warrant liability, as of the IPO closing date, was classified in equity (refer to note 5).

c.
On December 9, 2019, in connection with the 2019 Convertible Notes, the Company issued placement agent in the offering warrants (the "Agent' Warrants") to purchase an aggregate of 55,785 ordinary shares or units (refer to Note 1(d)), at an exercise price of $6.72 per unit. Each unit consists of one ordinary share and one warrant to purchase one ordinary shares, exercisable through September 3, 2025, at an exercise price of $8.80. The Agent' Warrants expire on December 8, 2024.

As a result of the issuance of the Agent' Warrants issuance, the Company recorded a discount on the convertible note, which was amortized as financing expense amounting to $65 for the year ended December 31, 2020.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Taxable income of the Company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2020 and 2019.

The Company has not recorded an income tax provision due to its history of operating losses.

b.	Net operating loss carry forward:

As of December 31, 2020, and 2019, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $15,114 and $13,007, respectively.  Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

c.	As of December 31, 2020, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2015.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carry forward	$3,476	$2,992

Deferred tax asset before valuation allowance	3,476	2,992
Valuation allowance	(3,476)	(2,992)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance on December 31, 2020 and 2019.

e.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

December 31,
2020
Opening balance	-
Tax positions taken in the current year	217
Increase related to current year tax positions	3

Closing balance	$220

The balance of total unrecognized tax benefits as of December 31, 2020 is $220 which, if recognized, would affect the effective tax rate in the Company's statements of comprehensive loss.

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expense. For the year ended December 31, 2020, the Company recorded $3, for interest and penalties expenses (income) related to uncertain tax positions. The accrued interest and penalties as of December 31, 2020 are $3.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.
During the years ended December 31, 2020, 2019 and 2018, the Company rented its office space from a related party for an annual rental fee of $33. As of December 31, 2020, the rent agreement with the related party was terminated. On December 10, 2020, the Company entered into a new rental agreement for a period of twelve months starting on January 1, 2021, with extension option for additional twelve months, for an annual rental fee of $22.

b.
On November 23, 2020, the Company entered into employment agreement with Rita Kenan under which Mrs. Kenan will serve at the Company as VP Operations commencing January 1, 2021. Under the terms of the agreement, in the event Mrs. Keenan will not receive payment of her 2020 bonus, for which she is entitled from her former employer due to her employment during 2020, due to a reason unrelated to Mrs. Keenan’s actions or conduct, the Company agreed to pay Mrs. Keenan the unpaid 2020 bonus or any portion thereof, in the amount of up to NIS 140,000.

c.
During November and December 2020, the Company entered into certain clinical trial agreements with a US vendor to serve as the clinical research organization for the Company's planned Phase 3 trials of PRF-110, expected to take place in 2021 (refer to note 13). Under the first agreement, the Company is obligated to pay an accumulated amount of approximately $2,907 (excluding pass-through costs) upon milestone completions and under the second agreement an accumulated amount of approximately $7,107 (excluding advertising budget) upon actual number of evaluable subjects.

NOTE 9:-	TEMPORARY EQUITY

Convertible Preferred Shares:

Convertible preferred shares consisted of the following:

	Convertible Preferred Shares - Series A
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
As of December 31, 2019	18,300,000	2,954,267	$6,621	$15,250

The preferred shares conferred upon their holders all rights accruing to holders of ordinary shares (as detailed below in this Note) in the Company, and, in addition, the rights, preferences and privileges granted to the preferred shares as follows

A.	Priority on Receipt of Dividends and/or Bonus Shares

The holders of preferred shares would have been entitled to receive, when and if declared by the board of directors of the Company, noncumulative dividends and/or bonus shares, on the amount calculated on the basis of the number of ordinary shares into which such preferred share could have then been converted, in accordance with the Liquidation Preference provisions detailed below. Such distributions would have been payable in preference to the payment of any dividends or bonus shares on ordinary shares declared by the board of directors. No dividends or bonus shares have been declared to date.

B.	Conversion Rights

Each preferred share was convertible, at the option of the holder at any time, and without the payment of additional consideration by the holder thereof, into the number of ordinary shares as was determined by dividing the original issue price for such series of preferred share by the conversion price that was in effect at the time of conversion.

The initial conversion price was the original issue price for such series of preferred share. The original issue price was $0.747 per share, adjusted to $2.241 (“Original Issue Price”). The applicable conversion price of each was subject to adjustment upon any future stock splits or combinations, dividends and distributions, recapitalizations, or upon the issuance of any new securities as a price per share lower than the applicable conversion price of the preferred shares in effect immediately prior to such issuance.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	TEMPORARY EQUITY (Cont.)

C.	Automatic and Mandatory Conversion

All outstanding preferred shares would have been  automatically converted into fully paid and nonassessable ordinary shares, at the respective Conversion Price (as defined below) at the time was in effect for such preferred shares, upon the earlier of: (i) the date specified in a written notice received by the Company from the holders of a at least majority of the preferred shares holders (“Preferred Majority”), or (ii) the consummation of a firmly underwritten public offering of ordinary shares (“Public Offering”) reflecting, unless waived by the holders of  at least a Preferred Majority, a Company pre-money valuation of $100,000 or more, and netting to the Company proceeds of at least $30,000 (“Qualified Public Offering” or “Qualified IPO”).

D.	Voting Rights

Each holder of the Series A Preferred Share was entitled to one vote for each ordinary share into which such Series A Preferred Share could have been converted.

E.	Anti-dilution Protection

If the Company issued, or was deemed to have issued Additional Shares (as defined below)  without consideration or for a consideration per share less than $2.241, subject to adjustments (“Conversion Price”), for any series of preferred shares was in effect immediately prior to such issue, then, and in each such case, such Conversion Price would have been reduced, concurrently with such issue, for no consideration, to a price (calculated to the nearest cent with half a cent being rounded up) determined by multiplying such Conversion Price by a fraction (A) the numerator of which should have been (1) the number of ordinary shares issued and outstanding immediately prior to such issuance of Additional Shares (treating for this purpose as outstanding all ordinary shares issuable upon exercise,

If the Company issued, or was deemed to have issued Additional Shares (as defined below)  without consideration or for a consideration per share less than $2.241, subject to adjustments (“Conversion Price”), for any series of preferred shares was in effect immediately prior to such issue, then, and in each such case, such Conversion Price would have been reduced, concurrently with such issue, for no consideration, to a price (calculated to the nearest cent with half a cent being rounded up) determined by multiplying such Conversion Price by a fraction (A) the numerator of which should have been (1) the number of ordinary shares issued and outstanding immediately prior to such issuance of Additional Shares (treating for this purpose as outstanding all ordinary shares issuable upon exercise, exchange or conversion of all options and convertible securities outstanding immediately prior to such issue), plus (2) the number of ordinary shares which the aggregate consideration received by the Company for the total number of Additional Shares so issued would have been  purchased at such Conversion Price in effect immediately prior to such issuance of Additional Shares, and (B) the denominator of which should have been (1) the number of ordinary shares issued and outstanding immediately prior to such issuance of Additional Shares (treating for this purpose as outstanding all ordinary shares issuable upon exercise, exchange or conversion of all options and convertible securities outstanding immediately prior to such issue), plus (2) the number of such Additional Shares so issued, as detailed in the Company’s Articles of Association.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	TEMPORARY EQUITY (Cont.)

E.	Anti-dilution Protection (Cont.)

For the purpose hereof “Additional Shares” shall mean all ordinary shares issued (or deemed, by the express provisions of the Articles of Association  to be issued) by the Company after the Series A Preferred Shares original issue date, other than (1) the following ordinary shares and (2) ordinary shares deemed issued pursuant to the following options and convertible securities (clauses (1) and (2), collectively, “Exempted Securities”): (1) ordinary shares, options or convertible securities issued or were issuable as a dividend or distribution on the Preferred A Shares; (2) ordinary shares issued or were issuable by reason of a dividend, share split, split-up or other distribution on ordinary shares that is covered by Articles of Association ; (3) ordinary shares (or options with respect thereto) issued or were issuable to officers, directors or employees of, or consultants or service providers to, the Company or its (if any) pursuant to an employee share option plan, agreement or arrangement approved by the Board; (4) ordinary shares or convertible securities should had actually issued upon the exercise of options or ordinary shares should had actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance was pursuant to the terms of such option or convertible security; or (5) ordinary shares, options or convertible securities issued or were issuable with respect to which the Company received written notice from the holders of at least a Preferred Majority agreeing that such ordinary shares shall not constitute Additional Shares.

F.	Veto Rights to certain Preferred Shares Holders

The Company agreed not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of a majority of the outstanding preferred shares held by Ofer Hi-Tech Investments Ltd./ D Partners Group Investors and the holders of a majority of the outstanding preferred shares held by the Medica Group Investors, amend, alter, modify, repeal or terminate, any provision of the Articles of Association of the Company in a manner adversely affected the express preferences, rights, powers or privileges of the preferred shares.

G.	Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company subject to applicable law, in the event of a Deemed Liquidation Event (as defined below), and in the event of any declaration and distribution of dividends Distribution, all the assets of the Company whether capital, surplus, earnings, securities or assets of any kind available for distribution among the holders of the Company’s shares (“Distributable Assets”) should have been distributed first to the holders of preferred shares who should have been entitled to receive, prior and in preference to any distribution to the holders of ordinary shares, an amount per each preferred share held by such holder equal to (i) $2.241, subject to adjustments per each preferred share ( “Original Issue Price”); plus (ii) interest at the rate of 8% per annum on such Original Issue Price, compounded annually from the date of issuance of such preferred share to the date of any such actual distribution, plus (iii) any previously declared but unpaid dividend on such shares, minus (iv) the aggregate amount previously paid with respect to such Preferred Share (the “Preferential Amount”). In the event that the Distributable Assets were insufficient for the distribution in full of the Preferential Amount with respect to all preferred shares then outstanding, all of such Distributable Assets should have been distributed among the holders of the preferred shares in proportion to the full respective Preferential Amount such holders would otherwise be entitled to receive.

Although the convertible preferred shares were not redeemable, in the event of certain “Deemed Liquidation Event” that were not solely within the Company’s control (including merger, acquisition, or sale of all or substantially all of the Company’s assets), the holders of the convertible preferred shares would have been entitled to preference amounts paid before distribution to other shareholders (as explained in the previous paragraph) and, hence, effectively redeeming the preference amount. The convertible preferred shares were classified outside of shareholders’ deficit as a result of these in-substance contingent redemption rights.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	TEMPORARY EQUITY (Cont.)

G.	Liquidation Preference (Cont.)

As of December 31, 2019, the Company did not adjust the carrying values of the convertible preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable of occurring.

On September 3, 2020, upon consummation of the IPO, all of the Company’s outstanding convertible preferred shares were converted into 2,954,267 ordinary shares.

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT)

Ordinary shares:

The ordinary shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and to share in the distribution of dividends, if any, declared by the Company, and rights to receive a distribution of assets upon liquidation.

Shares developments:

a.
On July 6, 2020, the Company’s shareholders approved a 1-for-3 reverse share split of shares of the Company’s ordinary shares and convertible preferred shares effected on July 6, 2020. All issued and outstanding ordinary shares and convertible preferred shares and related per share amounts reflected in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. See also Note 1c.

b.
In August 2020, the Company entered into an IR/PR service agreement (the "Service Agreement") with Crescendo Communications, LLC ("Crescendo"), for a period of two years, commencing immediately after the IPO closing date, and in consideration for 152,110 restricted Company's ordinary shares (the "Consideration"), reflecting 3.75%  of the Company's' share capital fully diluted Pre-IPO. On August 23, 2020, the Company's Board of Directors approved the Service Agreement with Crescendo and the grant of the abovesaid ordinary shares.

The Company recognized $137 during the year ended December 31, 2020 as share-based compensation expense related with the consideration.

As of December 31, 2020, the foregoing shares have not been issued.

c.
Concurrent with the closing of the IPO, on September 3, 2020, all of the Company’s convertible notes issued from 2014 through 2018 (inclusive of accrued interest) were converted into 2,415,022 ordinary shares, and all the of the 2019 Convertible Notes (inclusive of the 10% increase of the August 2019 convertible notes principal amount (refer to note 10d) and inclusive of accrued interest on all outstanding notes) were converted into 312,170 IPO units, each consisting of one ordinary share and one warrant, exercisable immediately, at an exercise price of $8.80 and with an expiry date of 5 years of the IPO closing date (refer to note 1(d)).

Additionally, on the IPO closing date, the amount and exercise price of the 2019 Convertible Notes related warrants were fixed at 297,589 warrants, each exercisable, at an exercise price of $6.72, into a single unit (refer to Note 1(d)), consisting of one ordinary share and one warrant, exercisable through September 3, 2025, at an exercise price of $8.80.
With the amount and exercise price of the August and December 2019 warrants units being fixed, the respective derivative warrant liability, as of the IPO closing date, was classified in equity (refer to note 5).

Furthermore, on the IPO closing date, all of the Company’s outstanding convertible preferred shares were converted into 2,954,267 ordinary shares.

As part of the IPO, the Company granted the IPO underwriters an over-allotment option , exercisable not later than 45 days after the IPO closing date, to purchase up to 375,000 additional ordinary shares and/or warrants to purchase up to 375,000 ordinary shares at the public offering price per share or warrant ($7.99 and $0.01, respectively), less the underwriting discounts and commissions.

On October 5, 2020 the underwriters exercised their over-allotment option and were issued warrants to purchase 375,000 ordinary shares in return for net amount of $3. The warrants are exercisable through September 3, 2025, at an exercise price of $8.80. As of December 31, 2020, the option to purchase up to 375,000 additional ordinary shares expired.

In addition, on the IPO closing date, the Company granted to the underwriters of the IPO warrants to purchase 125,000 ordinary shares, which equals five percent (5%) of the total number of units sold in the IPO, excluding the over-allotment option, at an exercise price $10.00 per share. The warrants (the “Underwriters’ Warrants”) contain a cashless exercise feature. The Underwriters’ Warrants are exercisable for ordinary shares on a cash or cashless basis at an exercise price of $10.00 per ordinary share which price reflects 125% of the public offering price of the units issued in the offering. The Underwriters’ Warrants are exercisable following twelve (12) months after the effective date of the registration statement relating to the IPO and expire five (5) years after such effective date. The Underwriters’ Warrants are non-transferable.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

Warrants and warrants units

The following table summarizes the warrants and warrants units outstanding as of December 31, 2020:

Type	ISSUANCE DATE	NUMBER OF WARRANTS	EXERCISE PRICE	EXERCISABLE THROUGH
August 2019 warrants (note 6b)	August 22, 2019	205,268	$6.72 (*)	August 22, 2024
December 2019 warrants (note 6b)	December 9, 2019	92,321	$6.72 (*)	December 8, 2024
Warrants to bridge financing placement agent (note 6c)	December 9, 2019	55,785	$6.72 (*)	December 8, 2024
Warrants to underwriters (note 10)	September 3, 2020	125,000	$10.00	September 1, 2025
Warrants to underwriters (note 10)	October 5, 2020	375,000	$8.80	October 5, 2025
IPO warrants (note 1d, note 6b)	September 3, 2020	2,812,170	$8.80	September 3, 2025

(*) Each warrant is exercisable into one IPO unit consisting of one share and one IPO warrant (refer to note 6b and note 6c).

Share-based compensation:

The 2008 Plan

On August 7, 2008, the Board of Directors approved the adoption of the 2008 Share Option Plan (the “2008 Plan”). Under the 2008 Plan, the Company may grant its officers, directors, employees and consultants, share options of the Company. Each share option granted is exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable share option agreement, provided that no share option will be granted with a term in excess of 10 years.

Upon the adoption of the 2008 Plan, the Company reserved for issuance 167,869 ordinary shares and, on November 20, 2008, the Board of Directors increased the reserved amount for issuance by an additional 224,884 ordinary shares. So, the total ordinary shares reserve for issuance was 392,777. As of December 31, 2020, and 2019, 153,882 share options were outstanding and no share options were available for future grant under the 2008 Plan.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

Share-based compensation (cont.):

On July 2, 2019, the Board of Directors approved the adoption of the 2019 Share Option Plan (the “2019 Plan”). Under the 2019 Plan, the Company may grant its officers, directors, employees and consultants share options of the Company. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable share option agreement, provided that no share option will be granted with a term in excess of 10 years.

Upon the adoption of the 2019 Plan, the Company reserved for issuance 219,456 ordinary shares. As of December 31, 2020, and 2019, 219,456 share options were outstanding, respectively.

On June 12, 2019, the Company issued 117,125 share options to its Chief Executive Officer (“CEO”). The CEO will be entitled to purchase 117,125 ordinary shares at an exercise price of $3.339. 37.5% of the share options vested on the grant date and the remainder vested monthly over a period of 8 months commencing June 2019. The total grant date fair value of share options granted was $63, which was recognized as share-based compensation expense over the vesting period. The Company recognized, $2 and $61 during the years ended December 31, 2020 and 2019, respectively, as share-based compensation expense which was included in general and administrative expenses.

The fair value of the Company’s share options granted to the CEO was estimated using the Black-Scholes option pricing model using the following assumptions (level 3 measurement):

June 12, 2019

Risk-free interest rate	2.13%
Expected volatility	82.29%
Dividend yield	0
Expected term	10
Exercise price	3.339

On September 5, 2019, the Company issued 51,166 fully vested share options to its Chief Operating Officer (“COO”) as a replacement award for existing, fully-vested share options that were cancelled. The Company accounted for this transaction as a modification of the terms of the original award. The incremental share-based compensation expense recognized as a result of the transaction was approximately $2. The COO will be entitled to purchase 51,166 ordinary shares at an exercise price of $0.24.

In addition, also on September 5, 2019, the Company issued 51,166 share options to the COO. The COO will be entitled to purchase 51,166 ordinary shares at an exercise price of $3.339. 12.5% of the share options vest quarterly over a period of 8 quarters commencing September 2019.The total grant date fair value of the share options granted to the COO was $34, which will be recorded over the vesting period.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

The Company recognized $18 and $14 during the years ended December 31, 2020 and 2019, respectively, as share-based compensation expense which was included in general and administrative expenses, and $18 and $14 during the years ended December 31, 2020 and 2019, respectively, as share-based compensation expense which was included in research and development expenses.

The fair value of the Company’s share options granted to the COO was estimated using the Black-Scholes option pricing model using the following assumptions (level 3 measurement):

September 5, 2019

Risk-free interest rate	1.43% - 1.49%
Expected volatility	82.82%–85.56%
Dividend yield	0
Expected term	5.75
Exercise price	$0.24 – $3.339

Share options outstanding and exercisable to employees and directors under the 2008 Plan during the years ended December 31, 2020, 2019 and 2018 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2018	153,882	$0.24	5.25

Options outstanding as of December 31, 2019	153,882	$0.24	4.25

Options outstanding as of December 31, 2020	153,882	$0.24	3.25

Options exercisable as of December 31, 2020 and 2019	153,882	$0.24	3.25

The intrinsic value of share options outstanding and exercisable as of December 31, 2020, 2019 and 2018 was $651, $275 and $0, respectively.

Share options outstanding and exercisable to employees and directors under the 2019 Plan during the years ended December 31, 2020 and 2019, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2019	219,456	$2.62	9.56

Options outstanding as of December 31, 2020	219,456	$2.62	8.56

Options exercisable as of December 31, 2020	200,269	$2.55	8.55

The intrinsic value of share options outstanding as of December 31, 2020 and 2019 was $407 and $91, respectively. The intrinsic value of share options exercisable as of December 31, 2020 and 2019 was $385 and $91, respectively

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2020	2019	2018

Subcontractors and consultants	$217	$21	$171
Payroll and related expenses	90	59	-
Share-based compensation expense	18	14	-
Patent	29	42	52

	$354	$136	$223

b.	General and administrative expenses:

	Year ended December 31,
	2020	2019	2018

Professional services	$727	$342	$218
Payroll and related expenses	154	60	-
D&O insurance	360	-	-
Rent and office maintenance	37	33	34
Share-based compensation expense	20	75	(*	)
Others	19	43	25

	$1,317	$553	$277

c.	Financial expenses, net:

	Year ended December 31,
	2020	2019	2018

Interest expense and amortization of discount on convertible notes	987	541	324
Issuance expenses	65	47	-
Bank fees	3	2	1
Change in fair value of derivative warrant liability	1,105	2	-
Exchange rate differences	2	(2)	3
Total financial expenses, net	$2,162	$590	$328

(*) Represents amount less than $1

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	RELATED PARTIES BALANCES AND TRANSACTIONS

A.
During the years ended December 31, 2019 and 2018, the Company issued convertible notes in the amount of $95 and $279, respectively, to existing shareholders. As described under Note 6 above, the notes bore interest at an annual interest rate of 8%, compounded on the basis of a 365-day year and were convertible into convertible preferred shares of the Company. Refer to Note 6. On September 3, 2020, upon consummation of the IPO, the outstanding balance of the convertible notes was converted into ordinary shares.

B.
Starting in January 2014, the Company sub-leased office space and received management services from Zori Medica 2010 Ltd., a private company affiliated with Medica Venture Partners, the controlling shareholder of the Company. The Company was subject to an annual rental fee of $33 for the office space and $20 as a quarterly management fee. The management services continued until the end of March 2018.

The sublease ceased as of August 2019, and since then the Company was provided with an office space at no cost by Medica Venture Partners. For the years ended December 31, 2020 and 2019, the Company recorded an amount of $33 and $25, respectively, as a lease expense and a corresponding increase in additional paid-in capital, representing a contribution from its controlling shareholder.

C.
On April 1, 2018, the Company signed a consultancy agreement with Prof. Hazum, a director of the Company, under which Prof. Hazum shall serve as chief executive officer of the Company on a 3 days per week basis, in consideration for a monthly fee of $12.

D.
On January 26, 2020, the Company’s Board of Directors approved a one-time immediate payment of $150 and a payment of $37.5 on a quarterly basis (for such time as the service engagement continues) to the Chairman of the Board of Directors contingent upon shareholder approval which was granted on July 6, 2020 and successful completion of Company’s IPO which closed on September 3, 2020.

a.	Balances with related parties:

	December 31,
	2020	2019

Convertible notes	$-	$4,746

b.	Transactions with related parties:

	2020	2019	2018
Amounts charged to:

General and administrative expenses	$370	$210	$168

Interest expense on convertible notes	$251	$351	$313

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-
CLINICAL TRIALS

On November 13, 2020 (the "First Agreement Execution Date"), the Company entered into a Master Clinical Research Organization Agreement (the "First Agreement"), and on December 3, 2020, the Company entered into a Master Clinical Trial Agreement (the "Second Agreement") both with Lotus Clinical Research as the Company's clinical research organization for the Company's planned Phase 3 trials of PRF-110, which are expected to take place in 2021.

Under the First Agreement, a non-refundable payment of $581 was made on December 28, 2020.  Such payment was accounted for as prepaid clinical trial expenses as of December 31, 2020.

Under the Second Agreement, a non-refundable deposit (the "Second Agreement Deposit") of $710 is required. As of December 31, 2020, the Second Agreement Deposit was not paid yet. For the year ended December 31, 2020, the Company recorded $710 as deferred clinical trial costs to reflect this non-refundable due.

NOTE 14:-	SUBSEQUENT EVENTS

a.
Under a CEO employment agreement with the Company’s CEO, the Company agreed to issue to the CEO options to purchase 267,296 ordinary shares. The exercise price of the options is $5.7375. The options vest quarterly over a period of four years provided that on such date the CEO shall serve in such capacity. The CEO's employment terms, including the abovesaid options grant, were approved at a shareholders’ meeting of the Company which took place on February 23, 2021.

Mrs. Rita Keynan began serving as the Company's V.P. Operations commencing on January 1, 2021. In addition, on January 1, 2021, the Company granted her options to purchase 133,652 ordinary shares. The exercise price of the options is $5.7375. The options vest quarterly over a period of four years commencing from the date of grant.

b.
On February 23, 2021, the shareholders of the Company approved the grant of options to purchase 60,000 ordinary shares of the Company to each of three board members (three persons), options to purchase 60,000 ordinary shares to its Chairman of the board of directors and options to purchase 60,000 ordinary shares to its Chief Technology Officer. Each of the options may be exercised at $4.50 per share. The options vest on a quarterly basis over thirty-six months, so that 1/12 of the options shall vest on the last day of each three-month period, provided that on such date each of the serving directors shall serve in such capacity.

c.
On March 11, 2021, the Company closed a private placement of 1,304,346 ordinary shares and accompanying warrants to purchase an aggregate of up to 652,173 ordinary shares at a combined purchase price of $4.60 per share and accompanying warrant resulting in gross proceeds of $6,000.

The warrants are exercisable immediately at an exercise price of $4.60 per share and expire five and a half years from the issuance date.

In connection with private placement, the Company also entered into a registration rights agreement, dated as of March 8, 2021 with the purchasers in the offering pursuant to which it agreed to file a registration statement SEC on or prior to April 9, 2021 to register the resale of the ordinary shares and the ordinary shares issuable upon exercise of the warrants and to cause such registration statement to be declared effective on or prior to May 7, 2021 (or, in the event of a “full review” by the SEC, June 6, 2021). If the Company fails to meet the specified filing deadlines or keep the registration statement effective, subject to certain permitted exceptions, the Company will be required to pay liquidated damages to the purchasers.

The Company paid the placement agents of the private placement a cash placement fee equal to $390 and an expense reimbursement of $40. The Company also issued to the placement agents warrants to purchase 52,173 ordinary shares, at an exercise price of $5.06 per ordinary share and a term expiring on March 10, 2026.

The Company paid a total of approximately $500 in placement agent fees and other expenses.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

PAINREFORM LTD.

Date: March 18, 2021	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer