Form 20-F
period 2021-12-31
PAINREFORM LTD.
filed 2022-03-16
CIK 1801834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-39481

PAINREFORM LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel	65 Yigal Alon St., Tel Aviv 6744316, Israel Tel: +972 3 7177050
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Ilan Hadar
Chief Executive Officer
65 Yigal Alon St.
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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 10,482,056 ordinary shares.

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

Yes ☒                    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒                      No ☐

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

☐ Item 17               ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐                    No ☒

ITEM 10.	ADDITIONAL INFORMATION	82
A.	Share Capital	82
B.	Articles of Association	82
C.	Material Contracts	82
D.	Exchange Controls	82
E.	Taxation	82
F.	Dividends and Paying Agents	92
G.	Statement by Experts	92
H.	Documents on Display	92
I.	Subsidiary Information	92
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	93
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	93
A.	Debt Securities	93
B.	Warrants and rights	93
C.	Other Securities	93
D.	American Depositary Shares	93

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	93
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	93
ITEM 15.	CONTROLS AND PROCEDURES	93
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	94
ITEM 16B.	CODE OF ETHICS	94
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	94
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	95
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	95
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	95
ITEM 16G.	CORPORATE GOVERNANCE	96
ITEM 16H.	MINE SAFETY DISCLOSURE	97
ITEM 16I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

PART III

ITEM 17.	FINANCIAL STATEMENTS	97
ITEM 18.	FINANCIAL STATEMENTS	97
ITEM 19.	EXHIBITS	98
SIGNATURES		100

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

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2025); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our history of losses and needs for additional capital to fund our operations and our ability to obtain additional capital on acceptable terms, or at all;

●	our dependence on the success of our initial product candidate, PRF-110;

●	the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;

●	the impact of the COVID-19 pandemic on our operations;

●	our limited experience managing clinical trials;

●	our ability to retain key personnel and recruit additional employees;

●	our reliance on third parties for the conduct of clinical trials, product manufacturing and development;

●	the impact of competition and new technologies;

●	our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

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

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Summary Risk Factors

               Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

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

●	We have experienced delays in the manufacturing of our clinical trial batches and if we experience further delays, our business will be further harmed.

●	We are dependent on a single supplier from which we obtain some of our critical materials and components used in manufacturing.

●	The COVID-19 pandemic may adversely affect our development efforts including the planned clinical trials for PRF-110;

●	We have not yet commercialized any products or technologies, and we may never become profitable;

●	The loss of the services of our key personnel would negatively affect our business;

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

Risks Relating to Ownership of Our ordinary shares

●
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine

●
Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters;

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors;

●
We incur increased costs as a result of operating as a public company listed on a U.S. national securities exchange and our management will be required to devote substantial time to new compliance initiatives;

●
If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price and the ADS price may suffer.

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

We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. During the three years ended December 31, 2021, 2020 and 2019, we incurred losses of approximately $7.2 million, $4.0 million and $1.28 million, respectively. We have not yet commercialized our initial drug candidate, PRF-110, or our drug delivery system and cannot be sure that we will ever be able to do so. Even if we commercialize PRF-110, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval and successfully commercialize PRF-110.

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

We believe that our existing financial resources will enable us to fund our operating expenses and capital expenditure requirements for twelve months from the issuance of this Annual Report. Our estimate as to how long we expect our existing financial resources to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of manufacturing clinical trial and commercial quantities of PRF-110;

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

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

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

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

We have experienced delays in the manufacture of our clincal trial batches and if we experience further delays our business will be further harmed.

   We do not currently have the ability to manufacture the compounds that we need to conduct our clinical trials and, therefore, rely upon, and intend to continue to rely upon, certain manufacturers to produce and supply our drug candidates for use in clinical trials and for future sales. In 2021, we encountered delays with our former contract manufacturing organization, or CMO, in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, GMP issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a US based CMO for the purpose of manufacturing our clinical trial batches. We are currently conducting process validation to comply with FDA and EU and EU member states’ manufacturing standards regulations. Once completed, we intend to begin manufacturing PRF- 110 batches for the first of two planned Phase 3 clinical trials. As a result, we expect to commence our first clinical trial in bunionectomy during the second half of 2022. If the FDA or any other comparable foreign regulatory authority finds further failures in our manufacturing processes, validation procedures, and specifications, or facilities of our third-party manufacturers, we may be required to further delay or suspend our planned Phase 3 clinical trials or any other clinical trials or otherwise discontinue development and production of PRF-110. In addition, if our contract manufacturers or other third parties fail to deliver PRF-110 for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or sources, we may also be required to delay or suspend clinical trials or otherwise discontinue development and production of PRF-110.

Our contract manufacturers will be required to produce our clinical drug candidates under strict compliance with cGMP in order to meet acceptable regulatory standards for our clinical trials. If such standards change, the ability of contract manufacturers to produce our drug candidates on the schedule we require for our clinical trials may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with us or may discontinue their business before the time required by us to successfully produce and market our drug candidates, and it may be difficult to replace them. Any difficulties or delays in our contractors’ manufacturing and supply of drug candidates could further increase our costs, cause us to lose revenue or make us further postpone or cancel clinical trials.

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

We are dependent on a single supplier from which we obtain some of our critical materials and components used in manufacturing of PRF-110.

Some of the critical materials and components used in manufacturing PRF-110 are sourced from single suppliers. An interruption in the supply of a key material could significantly delay our research and development process or increase our expenses for the commercialization or development of our products. In the event of supply chain interruption, materials or components needed for our drug delivery technologies may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required or if the materials traditionally have not been used in pharmaceutical products.

The COVID-19 pandemic may adversely affect our development efforts including the planned clinical trials for PRF-110.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease. Many countries around the world, including Israel and the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. While the spread of COVID-19 has not yet materially impacted our operations, the continued spread of COVID-19 may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and may impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 impacts our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

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

We will have to depend on independent clinical investigators, CROs, CMOs, and other third-party service providers to conduct the clinical trials of our drug candidates and technologies. We engaged Lotus Clinical Research as our CRO and Pharmaceuticals International as our CMO for our planned Phase 3 trials of PRF-110. We will rely heavily on these parties for successful execution of our clinical trials, but we will not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the FDA or other foreign regulatory agencies or authorities relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trial’s plans and protocols. For example, we encountered delays with our former CMO in Israel that prompted us to shift our manufacturing to North America. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our products, or could result in enforcement action against us.

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

In the U.S., the pharmaceutical industry has been a particular focus of efforts to reform the healthcare system and has been significantly affected by major legislative initiatives, including the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “PPACA”), which contains provisions that may potentially affect the profitability of PRF-110, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs, and expansion of the entities eligible for discounts under the Public Health Services pharmaceutical pricing program. There have been judicial and Congressional challenges to the PPACA that contribute to regulatory uncertainty that could affect the profitability of our products. In December 2018, a federal district court in Texas ruled the individual mandate was unconstitutional and could not be severed from the PPACA. As a result, the court ruled the remaining provisions of the PPACA were also invalid, though the court declined to issue a preliminary injunction with respect to the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. On June 17, 2021, the U.S. Supreme held that the plaintiffs did not have standing to challenge the individual mandate because they have not shown a past or future injury. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that executive and regulatory initiatives, as well as legislation, will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

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

Other legislative changes have been proposed and adopted since PPACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year that started in April 2013. These reductions will stay in effect through 2030 unless additional congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021.The American Taxpayer Relief Act of 2012, which, among other changes, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These legislative changes may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

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

Our executive office, research and development facilities are located in Israel. Most of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas and Hezbollah militant groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel.

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

Risks Relating to Ownership of Our Ordinary Shares

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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

Historically, we have operated as a private company. As a public company listed on a U.S. national securities exchange we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, and rules implemented by the U.S. Securities and Exchange Commission, or the SEC, and the Nasdaq Capital Market, impose various requirements on public companies, including requirements to file annual reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating as a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting and disclosure controls and procedures necessary to ensure timely and accurate reporting of operational and financial results. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

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

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price and the ADS price may suffer.

We are subject to the requirements of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we must document and test our internal control procedures and our management issues a report concerning the effectiveness of our internal control over financial reporting. In addition, as long as we do not become an accelerated or large accelerated filer or as long as we are an emerging growth company, we are exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on our management’s assessment of our internal control over financial reporting until the date we are no longer a non-accelerated filer. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of the testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Because certain of our directors and executive officers are among our largest shareholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from investors.

As of March 15, 2022, our directors and executive officers collectively and beneficially own approximately 34% of our outstanding ordinary shares. The interests of such persons may differ from the interests of our other shareholders. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the following actions:

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

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the average value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2021 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2022 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. In any taxable year in which we are characterized as a PFIC for U.S. federal income tax purposes, a U.S. Holder, (as defined below) that owns ordinary shares could face adverse U.S. federal income tax consequences, including having gains realized on the sale of ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on ordinary shares by U.S. Holders who are individuals, and having interest charges apply to distributions by us and the proceeds of ordinary share sales. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF.  These elections would result in an alternative treatment (such as mark-to-market treatment) of the ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.]  If we are a PFIC in any year, U.S. Holders may be subject to additional Internal Revenue Service, or IRS, filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC.   U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see “10.E – Taxation – Certain U.S. Federal Income Tax Consequences.”

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

Further, the stock market in general may experience extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of companies. Broad market and industry factors may negatively affect the market price of our ordinary shares regardless of our actual operating performance. See also Risk Factors—Risks Relating to Ownership of Our Ordinary Shares “We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.” In addition, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

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

We were incorporated under the laws of the State of Israel in November 2007. Our principal executive offices are located at 65 Yigal Alon St., Tel Aviv, 6744316, Israel. Our telephone number is +972-3-3717050. Our corporate website address is www.painreform.com. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement (i.e., December 31, 2025), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

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

Our strategy is to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA.  The 505(b) (2) new drug application, or NDA, process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application.  PRF-110, our first product candidate, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market.  PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

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

We are currently preparing for the launch of our two Phase 3 clinical trials of PRF-110, one for the treatment of patients undergoing bunionectomy and the other for the treatment of hernia repair operations.

               In 2021, we encountered delays with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, GMP issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a US based CMO for the purpose of manufacturing our clinical trial batches. We are currently conducting process validation to comply with FDA and EU and EU member states’ manufacturing standards regulations. Once completed, we intend to begin manufacturing PRF-110 batches for the first of two planned Phase 3 clinical trials. As a result, we expect to commence our first clinical trial in bunionectomy during the second half of 2022.

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

Every year, starting 2017, there are more than 50 million surgical procedures performed annually in the U.S. in both hospitals and in ambulatory surgery centers. We believe that many of these invasive and painful procedures should be eligible for treatment with extended-release ropivacaine through our product, PRF-110. As reported in Pharmacotherapy, 2013, 99% of all surgeries are treated with opiates. The extended release nature of PRF-110 is intended to reduce pain for up to 72 hours from the time of surgery, thereby obviating/diminishing the need for additional pain medications. There are currently available several extended release products, mainly Exparel with revenues of over $500M in 2021.

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

Planned Phase 3 Clinical Trials

We are currently preparing for the launch of our two Phase 3 clinical trials of PRF-110, one for the treatment of patients undergoing bunionectomy and the other for the treatment of hernia repair operations.

              In 2021, we encountered delays with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, GMP issues and turnover of personnel.. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a US based CMO for the purpose of manufacturing our clinical trial batches. We are currently conducting process validation to comply with FDA and EU and EU member states’ manufacturing standards regulations. Once completed, we intend to begin manufacturing PRF-110 batches for the first of two planned Phase 3 clinical trials. As a result, we expect to commence our first clinical trial in bunionectomy during the second half of 2022.

After successful completion of the first trial, we plan to initiate the hernia repair clinical trial based on a similar study design. The bunionectomy Phase 3 trial is a randomized, double-blind, placebo- and active-controlled, multicenter study to evaluate the analgesic efficacy and safety of intra-operative administration of PRF-110 following unilateral bunionectomy. The study will be conducted in two parts. In the first part, at total of 15 patients will be enrolled in an open label study at a single site in which PRF-110 will be administered intra-operatively to measure safety and plasma concentration levels. If safety and plasma concentration levels are met, then the study will proceed to the second part. In the second part, we plan on randomizing approximately 415 patients. PRF-110 will be administered intra-operatively and patients will be divided into three cohorts, PRF-110, Naropin® (ropivacaine), and placebo in a 2:2:1 ratio. The primary efficacy endpoint is mean area under the curve, or AUC, of the numerical rating scale, or NRS, of pain intensity scores over 72 hours (AUC0-72) for PRF110 compared with placebo. Secondary efficacy endpoints include mean AUC0-72 of the NRS of pain intensity scores for PRF110 compared with plain ropivacaine, total post-surgery opioid consumption (in morphine equivalents) over 72 hours for PRF110 compared with saline placebo, the proportion of subjects who are opioid-free through 72 hours for PRF110 compared to that of plain ropivacaine, the total postoperative opioid consumption through 72 hours for PRF110 compared to that of plain ropivacaine. Safety endpoints include incidence of treatment emergent adverse events and serious adverse events, physical examination, vital signs and wound healing.

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

    In 2021, we encountered delays with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, GMP issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a US based CMO for the purpose of manufacturing our clinical trial batches. We are currently conducting process validation to comply with FDA and EU and EU member states’ manufacturing standards regulations. Once completed, we intend to begin manufacturing PRF-110 batches for the first of two planned Phase 3 clinical trials.

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

Patent portfolio

As of March 15, 2022, our patent portfolio includes sixteen (16) issued patents, of which three (3) are U.S. patents and thirteen (13) are foreign patents in Australia, Canada, China, India, Israel, Japan, and the Russian Federation. In addition, the portfolio includes two (2) foreign patent applications that are pending in the European Patent Office.

The filing date of the patents and applications was May 9, 2013. In general, most patents have a 20-year life-time from the filing date, however certain extensions may be applied to patents that cover drug products which are subject to regulatory approval in various jurisdictions. As such, the earliest expiry date would be May 2033, which under certain conditions could possibly be extended under regulatory marketing exclusivity.

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

If we are able to successfully develop PRF-110 for postoperative pain management, we will compete with Exparel® (bupivacaine liposome injectable suspension, marketed by Pacira Pharmaceuticals, Inc.), Zynrelief®  a bupivacaine formulation marketed by Heron Therapeutics Inc., which also contains a synthetic polymer and a small amount of a nonsteroidal anti-inflammatory drug, meloxicam, MARCAINE (bupivacaine, marketed by Hospira, Inc.) and generic forms of bupivacaine; NAROPIN (ropivacaine, marketed by Fresenius Kabi USA, LLC) and generic forms of ropivacaine; and potentially other products in development. Additional competitive development programs include:

●	Posimir by Durect (DRRX). A bupivacaine collagen matrix was recently approved by the FDA for only arthroscopic subacromial decompression (niche market ~600,000 annual procedures in the U.S.).

●	Xaracoll by Innocoll, a surgically implantable and bioresorbable bupivacaine-collagen matrix, FDA approved the product for only open inguinal hernia repair.

●	Allay Therapeutics ATX-101, a product based on bupivacaine is in development stage.

●	TLC590, from the Taiwan Liposome Company, is a liposomal formulation of ropivacaine that completed Phase II trials in patients following hernia surgery.

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

Clinical Trial Approval. On January 31, 2022, Regulation (EU) 536/2014, on clinical trials Clinical Trials Regulation, or CTR, has replaced the Clinical Trials Directive 2001/20/EC, or CTD.  As opposed to the CTD, which, as an EU directive was not directly applicable in the member states, the CTR has immediate effect and does not have to be transposed into national law. While national law transposing the CTD varied to a great extent, the CTR aims at significant further harmonization of the law governing clinical trials in the EU. After certain delay, the CTR has now become applicable on January 31, 2022. The CTR further harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, or CTIS, which  includes a centralized EU portal and database for clinical trials. The CTR provides more consistent rules for conducting clinical trials throughout the EU and introduces a harmonized electronic submission and assessment process for clinical trials conducted in multiple member states. In that context, it requires improved collaboration, information sharing and decision-making between and within member states. Furthermore, the CTR aims at increased transparency of information on clinical trials and provides that certain information on the authorization, conduct and results of each clinical trial carried out in the EU has to be made publicly available. Moreover, the CTR aims to increase safety standards for all participants in EU clinical trials.

The authorization of a clinical trial (Phase I-III) in an EU member state requires the submission of a clinical trial application (CTA) via the EU Portal. The application will be reviewed by  the competent authorities of the member states where the trial is supposed to take place. The application and approval process is conducted by the member states under the cooperation system set forth in the CTR. Particularities under member states’ national law still apply to some extent. In general, the CTA should include, among other documents, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. Also, the sponsor has to suggest one of the concerned member states as reporting member state. According to the CTR, The CTR aims at speeding up the validation and review of clinical trial applications and therefore provides strict deadlines.

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

The UK formally left the EU on January 31, 2020 and the withdrawal from the EU became fully effective by December 31, 2020, i.e., the UK now has the status of a third country with regard to the EU and EU law has ceased to apply directly in the UK. The UK has adopted standalone medicines regulations. This regulatory regime is currently similar to EU regulations with certain modifications to reflect procedural and other requirements with respect to marketing authorizations and regulatory provisions. Under new legislation, the Medicines and Medical Devices Act 2021, the UK may adopt changed law and regulations which may diverge from the EU legislative regime for medicines, their research, clinical trials, development and commercialization.

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

Outside the U.S., ensuring adequate coverage and payment for our product candidates will face challenges. Pricing of pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of marketing approval for a product and may require us to conduct a clinical trial or assessment that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial or assessment could be expensive and result in delays in our commercialization efforts.

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

A new Regulation on HTA on EU level was adopted on December 13, 2021, Regulation (EU) 2021/2282 of the European Parliament and of the Council of December 15, 2021 on health technology assessment and amending Directive 2011/24/EU, orHTA Regulation. The HTA Regulation covers new medicines and certain new medical devices, “providing the basis for permanent and sustainable cooperation at the EU level for joint clinical assessments in these areas.” Member states will be able to use common HTA tools, methodologies and procedures across the EU, working together in four main areas: 1) joint clinical assessments focusing on the most innovative health technologies with the most potential impact for patients; 2) joint scientific consultations whereby developers can seek advice from HTA authorities; 3) identification of emerging health technologies to identify promising technologies early; and 4) continuing voluntary cooperation in other areas.

Individual member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

The HTA Regulation has entered into force on January 11, 2022, and will become applicable three years later, i.e. on January 12, 2025.

The HTA Regulation will not apply in the UK. Reimbursement in the United Kingdom for use by public payors (National Health Service) organizations may depend on a positive technology assessment by the National Institute for Health and Care Excellence (“NICE”), commercial negotiations or be subject to public procurement procedures. A positive recommendation by NICE would lead to an obligation to fund, subject to terms of that approval, by NHS organizations. In assessing any new medicinal product, NICE will take into account clinical as well as the economic value of the product.

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

The GDPR continues to form part of law in the UK with some amendments following the United UK’s exit from the European Union on December 31, 2020 although there is a risk of divergence in the future which may increase our overall data protection compliance cost.

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

Employees

As of December 31, 2021, we had four full-time employees engaged in research and development, operations, and administration.

We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including drug product manufacture and quality assurance.

C.	Organizational Structure

We currently have no subsidiaries.

D.	Property, Plant and Equipment

We have facilities in Tel Aviv, Israel. Our Tel Aviv facilities consist of approximately 2,260 square feet of office space under a lease that expires in August 22, 2022. The annual cost of the lease and management services cost is approximately $75,000. We believe that our existing facilities are adequate for our current needs; however, we may require additional space and facilities as our business expands.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations and our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report in Form 20-F.

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

Our strategy is to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA.  The 505(b) (2) new drug application, or NDA, process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application.  Using this pathway can significantly reduce the time and costs associated with clinical development.  PRF-110, our first product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market.  PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

We are currently preparing for the launch of our two Phase 3 clinical trials of PRF-110, one for the treatment of patients undergoing bunionectomy and the other for the treatment of hernia repair operations.

    In 2021, we encountered delays with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, GMP issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a US based CMO for the purpose of manufacturing our clinical trial batches. We are currently conducting process validation to comply with FDA and EU and EU member states’ manufacturing standards regulations. Once completed, we intend to begin manufacturing PRF-110 batches for the first of two planned Phase 3 clinical trials. As a result, we expect to commence our first clinical trial in bunionectomy during the second half of 2022.

Since our inception in November 2007, we have devoted substantially all of our efforts to organizing and planning our business, building our management and technical team, developing our proprietary drug delivery system and PRF-110, and raising capital.

We have never generated any revenue and have funded our business primarily through the sale of our capital share and issuance of convertible loans. During the years ended December 31, 2021 and 2020, we have raised net proceeds of approximately $17.3 million from issuance of ordinary shares in our initial public offering in the United States and approximately $1.5 million from the issuance of convertible notes, respectively. During the years ended December 2021 and 2020 we have raised net proceeds of $5.5 million from a private placement and $1.9 million from exercise of warrants. As of December 31, 2021, 2020 and 2019, we had approximately $16.5 million, $15.7 million and $0.9 million in cash and cash equivalents, respectively. We recorded net losses of $7.2 million, $4.0 million and $1.3 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, we had an accumulated deficit of approximately $23.7 million.

In December 2019, a novel strain of coronavirus, known as COVID-19, was identified in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease. Many countries around the world, including Israel and the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. While the spread of COVID-19 has not yet materially impacted our operations, the continued spread of COVID-19 may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and may impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 impacts our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

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

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense;

●	fees paid to consultants for services directly related to our drug development and regulatory effort;

●	expenses incurred under agreements with contract research organizations, as well as contract manufacturing organizations and consultants that conduct preclinical studies and clinical trials;

●	costs associated with preclinical activities and development activities; and

●	costs associated with technology and intellectual property licenses.

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

A.	Operating Results

 The table below provides our results of operations for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019
	(US$ thousands)
Statement of comprehensive loss data:

Research and development	2,860	354	136,
General and administrative	4,348	1,317	553
Total operating loss	7,208	1,671	689
Financial expenses, net	32	2,162	590
Loss before taxes	7,240	3,833	1,279
Tax expenses	6	220	-
Net loss	7,246	4,053	1,279

Operating Expenses

Research and development expenses.

Research and development expenses were approximately $2.9 million for the year ended December 31, 2021 compared to approximately $0.4 million for the year ended December 31, 2020, an increase of approximately $2.5 million or 715%.  The increase in research and development expenses during 2021 is primarily due to the preparation associated with our planned Phase 3 trials.

Research and development expenses were $0.4 million  for the year ended December 31, 2020 compared to $0.1 million for the year ended December 31, 2019, an increase of $0.2 million  or 160%.  The increase in research and development expenses during 2020 period is primarily due to the preparation associated with our planned Phase 3 trials.

General and administrative expenses.

General and administrative expenses were approximately $4.3 million for the year ended December 31, 2021 compared to approximately $1.3 million for the year ended December 31, 2020, an increase of approximately $3.0 million, or 228%. The increase in general and administrative expenses is primarily due to increase in professional services expenses, directors’ and officers’ liability insurance premiums costs, clinical trials expenses and increase in payroll expenses for new employees.

General and administrative expenses were $1.3 million  for the year ended December 31, 2020 compared to $0.5 million  for the year ended December 31, 2019, an increase of $0.8 million  or 138%. The increase in general and administrative expenses is primarily due to increase in professional services expenses, directors’ and officers’ liability insurance premiums costs and increase in payroll expenses.

Financial expenses.

Financial expenses were $32,000 for the year ended December 31, 2021 compared to financial expenses of approximately $2.2 million for the year ended December 31, 2020, a decrease of approximately $2.1 million or 98%. The decrease was primarily due to a decrease in change in fair value of derivative warrant liability, and interest expense and amortization of discount on convertible notes which was recognized in 2020.

Financial expenses were $2.2 million  for the year ended December 31, 2020 compared to financial expenses of $0.6 million for the year ended December 31, 2019, an increase of $1.6 million  or 266%. The increase is primarily due to increase in interest expense and amortization of discount on convertible notes and increase in expenses related with the change in the fair value of derivative warrant liability.

Net loss.

Net loss for the year ended December 31, 2021 was approximately $7.2 million, compared to a net loss of approximately $4.0 million for the year ended December 31, 2020, an increase of approximately $3.2 million or 79%.

Net loss for the year ended December 31, 2020 was $4.0 million , compared to a net loss of $1.3 million for the year ended December 31, 2019, an increase of $2.8 million  or 217%.

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

Overview

To date, we have funded our operations primarily through proceeds from our initial public offering and private placements. As of December 31, 2021, we had an accumulated deficit of approximately $23.7 million, cash and cash equivalents of approximately $16.6 million and a positive working capital of approximately $18.3 million.

On March 8, 2021, we entered into a definitive securities purchase agreement with certain institutional investors, or the Purchasers, for the purchase and sale of 1,304,346 ordinary shares, and warrants to purchase up to an aggregate of 652,173 ordinary shares at a combined purchase price of $4.60 per ordinary share and accompanying warrant. We received net proceeds of approximately $5.5 million from the private placement. The warrants are exercisable for a period of five and one half years from the date of issuance and have an exercise price of $4.60 per share, subject to adjustment as set forth in the warrants for share splits, share dividends, recapitalizations and similar events.  In July 2021, as a result of an exercise of warrants held by one of the Purchasers, we received gross proceeds of approximately $1.9 million.

In connection with the private placement, we also entered into a Registration Rights Agreement, dated as of March 8, 2021, with the Purchasers, or the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we filed a registration statement, or the Registration Statement, with the SEC to register the resale of the ordinary shares and the ordinary shares issuable upon exercise of the warrants. The Registration Statement was declared effective on April 9, 2021.

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

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our operating expenses and capital expenditure requirements for twelve months from the date of issuance of this Annual Report on Form 20-F. Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of manufacturing clinical trial and commercial quantities of PRF-110;

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

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

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

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

As of December 31, 2021, we had the following contractual obligations, as defined in the rules and regulations of the SEC.

	Payments due by period
	(US$ thousands)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Obligations under master clinical research organization agreement (1)	$1,744	-	-	-	1,744
Obligations under master clinical trial agreement (2)		$7,205	-	-	7,205

Total	$1,744	7,205	-	-	8,949

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

Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

	Year ended December 31,
	(US$ thousands)
	2021	2020	2019
Net cash used in operating activities	(6,553)	(2,557)	(609)
Net cash used in investing activities	(50)	(10)	-
Net cash provided by financing activities	7,484	17,310	1,510
Increase in cash and cash equivalents and restricted cash	881	14,743	901
Cash and cash equivalents and restricted cash, at the beginning of year	15,690	947	46
Cash and cash equivalents and restricted cash, at the end of year	16,571	15,690	947

Net cash used in operating activities

For the years ended December 31, 2021, 2020 and 2019, net cash used in operating activities was approximately $6.6 million, $2.6 million  and $0.6 million, respectively. The increase is due to a significant increase of salary expenses for new employees, professional consulting expenses, clinical trials expenses and directors and officers insurance.

Net cash used in investing activities

For the years ended December 31, 2021, 2020 and 2019, the net cash used in investing activities was approximately $50,000 and $10,000 and not material respectively.

Net cash provided by financing activities

For the years ended December 31, 2021, 2020 and 2019, net cash provided by financing activities was approximately $7.5 million and $17.3 million and 1.5 million respectively. The increase in net cash provided by financing activities was mainly due to the net proceeds received from our initial public offering and from the private investment.

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

E.         Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to stock-based compensation and fair value of marketable debt securities. For further significant accounting policies please see Note 2 to our audited financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Derivative warrant liability

During the year ended December 31, 2019, the Company issued warrants related to its August and December 2019 convertible notes. The warrants were classified as liabilities and measured at fair value on the issuance date and as of December 31, 2019 with changes in fair value recognized as finance expenses in the statements of comprehensive loss. We determined the fair value of the Company's warrants using Black-Scholes model of which the most significant assumption was the underlying share price and volatility.

As there has been no public market for our ordinary shares, as of the issuance date of the warrants and as of December 31, 2019 a third-party valuation was performed to arrive at the ordinary share price for each of those dates. The Company's value was determined using the income approach which involved forecasting future cash flows and costs for each period under various scenarios.

The Company's ordinary share value was determined using the option pricing method which allocated the company's value between ordinary, preferred shares and employee options based on a standard model for pricing options.

Expected volatility for the Company's ordinary shares was calculated based on comparable public companies in the same industry.

The assumptions underlying the aforementioned valuations represent our board's and management's best estimates, which involve inherent uncertainties and the application of significant judgment. The fair value of the derivative warrant liability could be different if factors or expected outcomes change and we use significantly different assumptions or estimates.

Following the closing of our initial public offering, the underlying ordinary share value used in calculating the fair value of the derivative warrant liability is determined based on the quoted market price of our ordinary shares.

Share Based Compensation

General and administrative expenses include share-based compensation to the Company's Chief Executive Officer and Chief Operating Officer. Fair value of stock-option awards was determined using a the Black-Scholes option pricing model, which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The expected share option term is calculated for share options granted to employees, non-employees and directors using the “simplified” method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 15, 2022. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 65 Yigal Alon St., Tel Aviv 6744316 Israel.

Name	Age	Position
Senior Management
Ilan Hadar	52	Chief Executive Officer and Chief Financial Officer
Prof. Eli Hazum	73	Chief Technology Officer and Director
Dr. Sigal Aviel	58	Chief Operating Officer
Rita Keynan	53	Vice President of Pharmaceutical Operations

Non-Employee Director
Dr. Ehud Geller	75	Chairman of the Board and Director
Efi Cohen-Arazi(1) (2) (3) (4)	74	Director
Dr. Ellen S. Baron(1) (2) (3)(4)	69	External Director
Augustine Lawlor(1) (2) (3)(4)	70	External Director

___________

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Independent Director under Israeli Law

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

Rita Keynan has served as our Vice President of Pharmaceutical Operations since January 2021. Mrs. Keynan brings over 25 years of managerial experience in the pharmaceutical industry. Mrs. Keynan has been responsible for drug development from early phase trials through NDA filings, including managing all chemistry, manufacturing and control (CMC) activities supporting product development, clinical supplies, scale-up, regulatory submissions and commercial manufacturing. Prior to joining PainReform, Mrs. Keynan served as Executive Director of Drug Development at VYNE Therapeutics Ltd., formerly Foamix Pharmaceuticals, where she managed the drug development department that included a team of nearly a dozen employees in Israel, as well as a contract manufacturing organization (CMO) team in Europe. Additionally, Mrs. Keynan collaborated with functional areas including regulatory, clinical, and quality to ensure successful execution of drug development activities to meet project and company goals. Previously, Mrs. Keynan served as CMC Director, Head of CMC/Innovative Research and Development, and Project Manager at Foamix Pharmaceuticals Ltd., a clinical stage special pharmaceutical company. Mrs. Keynan is the co-inventor of over two dozen patents. Mrs. Keynan holds a B.Sc. in Chemistry and a M.Sc. in Pharmacy from the Hebrew University in Israel.

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

Dr. Ellen Baron has served as a director of the company since September 2020. Dr, Baron has been a Managing Director of Outcome Capital LLC, a specialized life science and technology advisory and  investment banking firm since February 2017. From 2012 until joining Outcome Capital, she served as a Managing Director of Healthios Capital Markets, LLC.  Prior to joining Healthios, Dr. Baron served as a life science venture capital Partner for Oxford Bioscience Partners and as Senior Vice President, Business Development at Human Genome Sciences, a publicly traded biopharmaceutical company. Dr. Baron previously had spent 20 years at Schering-Plough Corporation in both Research and Development and Business Development.  Dr. Baron served as Chairman of the Board of Directors of Tetragenetics Inc., a biotech company recently acquired by AbCellera on September 13, 2021, as an independent director at Sixth Element Capital, a UK-based oncology focused venture capital fund and SFH, a Maine-based nutraceutical company.  Dr. Baron holds a Ph.D. in Microbiology from Georgetown University School of Medicine, a post-doctorate at the Public Health Research Institute in New York and bachelor’s degree from Goucher College.

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

Arrangements Concerning Election of Directors; Family Relationships

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

Compensation of Senior Management and Directors

Aggregate Executive Compensation

The following table presents in the aggregate all compensation paid or accrued to and benefits-in-kind granted to or accrued to all of our senior management and directors as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses (in thousands of U.S. dollars)	Pension, retirement and similar benefits (in thousands of U.S. dollars)	Value of Options Granted(1) (in thousands of U.S. dollars)
All senior management and directors as a group, consisting of 8 persons	1,269	168	797

(1)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2021. Assumptions and key variables used in the calculation of such amounts are discussed in Note 9 of our financial statements.

Individual Compensation of Covered Executives The table and summary below outline the compensation granted to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2021 as required by the Companies Law. The Companies Law defines the term “office holder” of a company to include the chief executive officer (referred to in the Companies Law as the general manager), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Name and Position(1)	Salary	Social Benefits(2)	Bonuses	Value of Options Granted(3)	All Other Compensation(4)	Total
	(in thousands of U.S. dollars)
Ehud Geller, Chairman	-	-	-	79	156	235
Ilan Hadar, Chief Executive Officer	276	60	93	317	24	770
Eli Hazum Chief Technology Officer	-	-	-	79	151	230
Rita Keynan Vice President of Pharmaceutical Operations	218	62	95	85		460
Sigal Aviel Chief Operating Officer	209	46	47	-	-	302

(1)	All executive officers listed in the table were employed on a full-time basis during 2021.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.

(3)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2021. Assumptions and key variables used in the calculation of such amounts are discussed in Note 9 of our financial statements.

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

Mr. Hadar is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 15, 2022, we have granted him options to purchase 267,296 ordinary shares.

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

Mr. Hazum is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 15, 2022, we have granted him options to purchase 60,000 ordinary shares.

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

Ms. Aviel is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 15, 2022, we have granted him options to purchase 102,331 ordinary shares.

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

Ms. Keynan is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 15, 2022, we have granted her options to purchase 133,652 ordinary shares.

The term of Ms. Keynan’s employment agreement is indefinite, unless earlier terminated for cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice. Furthermore, a standard twelve (12) months after termination non-competition clause is included in the Agreement.

Compensation of Directors

At our extraordinary general meeting held in February 2021 our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors the following fees: (i) our non-executive directors (other than the external directors) are each entitled to an annual payment of between $13,835 to $23,745 and $350 per meeting, and (ii) our external directors are each entitled to the fixed compensation set under the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5764-2000, or the Remuneration Regulations. Under the current Remuneration Regulations, each external director is entitled to an annual payment of between $13,835 to $23,745 a $450 per meeting. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, or the Compensation Policy.

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

Committees of the Board of Directors

Audit Committee

Our audit committee currently consists of three (3) persons. The current members of the audit committee are Efi Cohen-Arazi, Dr. Ellen Baron and Augustine Lawlor. Mr. Lawlor serves as chairman of the committee. Our board of directors has determined that Mr. Lawlor is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Marketplace Rules.

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

Compensation Committee and Compensation Policy

The members of our compensation committee are Efi Cohen-Arazi, Dr. Ellen Baron and Augustine Lawlor. Efi Cohen-Arazi serves as chairperson of the committee.

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

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

2008 PainReform Option Plan

We adopted our 2008 PainReform Option Plan, or the 2008 Plan, on August 7, 2008. The 2008 Plan has expired and no additional grants may be made. As of March 15, 2022, options to purchase 153,882 ordinary shares remain outstanding with an exercise price of $0.24 per share.

2019 PainReform Option Plan

We adopted our 2019 PainReform Option Plan, or the 2019 Plan, on July 2, 2019 and it is scheduled to expire on July 1, 2029. The 2019 Plan provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. On November 24, 2020, the board of directors approved the increase of the number of options available for grant under the 2019 Plan by 800,000 options for total of 1,019,456 options. As of March 15, 2022, options to purchase 971,476 ordinary shares were outstanding  with a weighted average exercise price of $4.51 per share, and options to purchase 48,000 ordinary shares were available for future issuance. Of such outstanding options, options to purchase 361,280 ordinary shares were vested as of March 15, 2022, with a weighted average exercise price of $3.58 per share.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2022 by:

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

	Ordinary Shares Beneficially Owned	Percentage Owned**
Senior Management and Directors
Ilan Hadar(1)	90,769	0.8%
Dr. Ehud Geller(2)	3,310,417	30.2%
Dr. Sigal Aviel(3)	102,331	0.9%
Rita Keynan(4)	40,467	0.4%
Prof. Eli Hazum(5)	172,049	1.6%
Ellen S. Baron(6)	18,167	0.2%
Augustine Lawlor(6)	18,167	0.2%
Efi Cohen-Arazi(6)	18,167	0.2%
All senior management and directors as a group (8 persons)	3,770,532	34.4%
More than 5% Shareholders
XT Hi-Tech Investments (1992) Ltd. (7)	852,959	8.1%
Medica III Investment group (2)	3,310,417	30.2%

*	Less than 1%

**       Based on 10,062,383 ordinary shares outstanding

(1)
Consists of options to purchase 90,769 ordinary shares exercisable at $5.738 per share and expiring on November 24, 2030. Does not include options to purchase 209,167 ordinary shares exercisable at $5.738 per share and expiring on November 24, 2030, that vest in more than 60 days from March 15, 2022.

(2)
Consists of 3,292,250 beneficially owned by the Medica III Investment group which includes Medica III Investments (International) L.P. which holds 1,112,745 ordinary shares, Medica III Investments (Israel) L.P. which holds 404,455 ordinary shares, Medica III Investments (S.F.) L.P. which holds 439,574 ordinary shares, Medica III Investments (P.F.) L.P. which holds 236,573 ordinary shares, Medica III Investments (Israel) (B) L.P. which holds 571,429 ordinary shares, and Poalim Medica III Investments L.P. which holds 527,474 ordinary shares. The beneficial owners under Medica Group are: MCP Opportunity Secondary Program III L.P 10.57%, NYC Police Pension Fund 8.8%, Quantum Partners LDC 13.2%, Migdal Insurance Company Ltd 8.8%. None of which include individuals who hold more than 5% interest. Medica III Management L.P., an entity held 50% by Dr. Ehud Geller and 50% by Batsheva Elran, is the managing entity of Medica III Fund. The principal business address of Medica III Investment is 60C Medinat Hayehudim, Herzliya, 4676670, Israel. Does not include options to purchase 41,833 ordinary shares approved for issuance to Mr. Geller. Such options are exercisable at $4.50 per share and expiring on February 23, 2031, that vest in more than 60 days from March 15, 2022.

(3)	Consists of options to purchase 102,331 ordinary shares exercisable at a weighted average exercise price of $1.79 and expiring on September 5, 2029.

(4)
Consists of options to purchase 40,467 ordinary shares exercisable at $5.738 per share and expiring on January 1, 2031. Does not include options to purchase 93,135 ordinary shares exercisable at $5.738 per share and expiring on January 1, 2031, that vest in more than 60 days from March 15, 2022.

(5)
Consists of options to purchase 153,882 ordinary shares exercisable at $0.24 per share and expiring on April 2, 2024 and options to purchase 18,167 ordinary shares exercisable at $4.50 per share and expiring on February 23, 2031. Does not include options to purchase 41,833 ordinary exercisable at $4.50 per share and expiring on February 23, 2031, that vest in more than 60 days from March 15, 2022.

(6)
Consists of options to purchase 18,167 ordinary shares exercisable at $4.50 per share and expiring on February 23, 2031. Does not include options to purchase 41,833 ordinary shares exercisable at $4.50 per share and expiring on February 23, 2031, that vest in more than 60 days from March 15, 2022.

(7)
The following information is based on a Schedule 13G filed on January 25, 2022. XT Hi-Tech Investments (1992) Ltd., or XT Hi-Tech, is a direct wholly owned subsidiary XT Holdings Ltd., of which Orona Investments Ltd., or Orona, and Lynav Holdings Ltd., or Lynav, are each the direct owners of one-half of the outstanding ordinary shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., or CIBC, as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech and has a casting vote with respect to various decisions taken by the board including voting and disposition over shares held by XT Hi-Tech. The principal business address XT Hi-Tech is 9 Andrei Sakharov St., Haifa, Israel.

Record Holders

As of March 15, 2022, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 8 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 3% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 27.4 % of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

              To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

B.	Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2021.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from third parties. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

Relationships and Transactions with Directors and Executive Officers

Medica

The Medica III Investment group holds in the aggregate approximately 30.2% and 32.7% of our issued and outstanding share capital as of December 31, 2021 and 2020, respectively. Prof. Eli Hazum has been a partner and CSO of Medica Venture Partners since 1995.

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

As used in this summary the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. This summary does not consider the U.S. federal tax considerations to a person that is not a U.S. Holder. In addition, the tax treatment of persons who hold or ordinary shares through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes generally depends upon the status of the partner and the activities of the partnership. The tax consequences to such a person or entity are not considered in this summary and such persons and entities should consult their tax advisors with respect to the U.S. federal tax consequences of investing in the ordinary shares.

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

Disposition of ordinary shares

Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” upon the sale, exchange or other taxable disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. The capital gain or loss realized on the sale, exchange, or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year as of the time of disposition. Preferential tax rates for long-term capital gain will generally apply to non-corporate U.S. Holders. Any gain or loss realized by a U.S. Holder on the sale, exchange, or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2021 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2022 or any other year , and we expect to be a PFIC in 2022. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the Evaluation Date. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of the Evaluation Date. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

 Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, has served as our principal independent registered public accounting firm for the year ended December 31, 2020 and through to October 21, 2021.

On December 9, 2021, Kesselman & Kesselman, was appointed as independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, or Kesselman & Kesselman.

The following table provides information regarding fees paid or to be paid by us to Deloitte and to Kesselman & Kesselman for all services, including audit services, for the years ended December 31, 2021 and 2020

	Year Ended December 31,
	2021	2020
(USD in thousands)
Audit fees (1)	141	107
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	45

Total	141	152

The following table provides information regarding fees paid or to be paid by us to Deloitte and to Kesselman & Kesselman for all services, including audit services, for the years ended December 31, 2021 and 2020:

(1)
The audit fees for the years ended December 31, 2021 and 2020 includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, statutory audits of the Company and its subsidiary, issuance of consents and assistance with review of documents filed with the SEC.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 21, 2021, Deloitte ceased to be our independent accountant by mutual agreement.

Deloitte audited our financial statements as of and for the fiscal years ended December 31, 2020 and 2019. The reports of Deloitte on the financial statements of the Company for the fiscal years ended December 31, 2020 and 2019, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal years ended December 31, 2020 and 2019, and through the interim period ended October 21, 2021, there were no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its audit reports on our financial statements.

During our two most recent fiscal years ended December 31, 2020 and 2019, and the interim period ended October 21, 2021, Deloitte did not advise the Company of any reportable events specified in Item 304(a)(1)(v) of Regulation S-K with respect to us.

Effective December 9, 2021, Kesselman & Kesselman was appointed as our new independent registered public accounting firm.

During the fiscal year ended December 31, 2020, and the subsequent interim period prior to the engagement of Kesselman & Kesselman, we did not consult Kesselman & Kesselman regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to this Item) or a reportable event (as defined in Item 16F(a)(1)(v)).

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1
Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original) (included as Exhibit 3.2 to our Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on August 5, 2020, and incorporated herein by reference).

2.1
Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (included as Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021, and incorporated herein by reference)

2.2
Specimen Share Certificate (included as Exhibit 4.1 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 5, 2020, as amended, and incorporated herein by reference).

4.1#	2019 Option Plan (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.2	Compensation Policy

4.3
Form of Indemnification Agreement (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 24, 2020, and incorporated herein by reference)

4.4#	Form of Option Award (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

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

4.8
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

4.10
Registration Rights Agreement dated as of March 8, 2021 by and between PainReform and the purchasers signatory thereto (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on March 9, 2021, and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

15.2*	Consent of Brightman Almagor Zohar & Co. (a Member of Deloitte Touche Tohmatsu Limited, Independent Registered Public Accounting Firm.

16.1
Letter from Brightman Almagor Zohar & Co. (a Member of Deloitte Touche Tohmatsu Limited) (included as Exhibit 16.1 to our Form 6-K filed with the Securities and Exchange Commission on October 25, 2021, and incorporated herein by reference)

101
The following financial information from PainReform Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

*	Filed herewith.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

PAINREFORM LTD.

Date: March 16, 2022	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer

PAINREFORM LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of PainReform Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of PainReform Ltd. (the “Company’) as of December 31, 2021 and the related statements of comprehensive loss, changes in convertible preferred shares and shareholders’ equity (deficit) and cash flows for the year then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 16, 2022

We have served as the Company’s auditor since 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of PainReform Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of PainReform Ltd. (the "Company") as of December 31, 2020, the related statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 18, 2021

We have served as the Company's auditor since 2008.

PAINREFORM LTD.

BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		As of December 31,
	Note	2021	2020
Assets
Current assets:
Cash and cash equivalents		$16,537	$15,677
Restricted cash	2e	34	13
Prepaid clinical trial expenses and deferred clinical trial costs	7c	1,728	1,294
Prepaid expenses and other current assets	3	721	807

Total current assets		19,020	17,791

Property and equipment, net		53	10

Total assets		$19,073	$17,801

Liabilities and shareholders’ equity

Trade payables		$136	$720
Employees and related liabilities		423	92
Accrued expenses		198	149

Total current liabilities		$757	$961

Non-current liabilities:
Provision for unrecognized tax positions	6f	234	220
Total non-current liabilities		234	220

Total liabilities		$991	$1,181

Commitments and contingencies	7

Shareholders’ Equity:	9
Ordinary shares, NIS 0.03 par value; Authorized: 26,666,667 and 16,666,667 shares as of December 31, 2021 and 2020, respectively; Issued and outstanding: 10,482,056 and 8,758,037 shares as of December 31, 2021 and 2020, respectively;		$94	$78
Additional paid-in capital		41,715	33,023
Accumulated deficit		(23,727)	(16,481)

Total shareholders’ equity		18,082	16,620

Total liabilities, shareholders’ equity		$19,073	$17,801

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

		For the Year Ended December 31,
	Note	2021	2020	2019

Operating expenses:
Research and development expenses	10a	$(2,860)	$(354)	$(136)
General and administrative expenses	10b	(4,348)	(1,317)	(553)

Operating loss		(7,208)	(1,671)	(689)

Financial expense, net	10c	(32)	(2,162)	(590)

Loss before taxes		(7,240)	(3,833)	(1,279)

Tax expenses		(6)	(220)	-
Net loss and comprehensive loss		$(7,246)	$(4,053)	$(1,279)

Basic and diluted net loss per share (*)	2m	$(0.74)	$(1.25)	$(4.17)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share (*)		9,812,234	3,243,943	576,556

(*) Share and per share data is presented on a retroactive basis to reflect the reverse share split, refer to note 1(c).

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Convertible preferred shares (Temporary equity)		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	equity (deficit)
Balance as of Jan 1, 2019	2,954,267	$6,621	576,556	$5	$66	$(11,149)	$(11,078)

Share-based compensation	-	-	-	-	89	-	89

Operating lease provided by controlling shareholder	-	-	-	-	25	-	25

Net loss and comprehensive loss	-	-	-	-	-	(1,279)	(1,279)

Balance as of December 31, 2019	2,954,267	$6,621	576,556	$5	$180	$(12,428)	$(12,243)

Conversion of preferred shares into ordinary shares	(2,954,267)	(6,621)	2,954,267	26	6,595	-	6,621

Conversion of convertible notes into ordinary shares	-	-	2,727,214	25	7,135	-	7,160

Share issuance under Initial Public Offering, net	-	-	2,500,000	22	17,288	-	17,310

Equity classification of a derivative warrant liability (Note 4)	-	-	-	-	1,552	-	1,552

Share-based compensation to employees	-	-	-	-	38	-	38

Share-based compensation to service providers	-	-	-	-	202	-	202

Operating lease provided by controlling shareholder	-	-	-	-	33	-	33

Net loss and comprehensive loss	-	-	-	-	-	(4,053)	(4,053)

Balance as of December 31, 2020	-	$-	8,758,037	$78	$33,023	$(16,481)	$16,620

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

U.S. dollars in thousands (except share data)

	Convertible preferred shares (Temporary equity)		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	equity (deficit)
Balance as of Jan 1, 2021	-	$-	8,758,037	$78	$33,023	$(16,481)	$16,620

Share-based compensation to employees and directors	-	-	-	-	812	-	812

Share-based compensation to service providers	-	-	-	-	412	-	412

Shares and warrants issuance - Private Investment in Public Equity ("PIPE"), net	-	-	1,304,346	12	5,542	-	5,554

Exercise of warrants	-	-	419,673	4	1,926	-	1,930

Net loss and comprehensive loss	-	-	-	-	-	(7,246)	(7,246)

Balance as of December 31, 2021	-	$-	10,482,056	$94	$41,715	$(23,727)	$18,082

PAINREFORM LTD.

STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the Year Ended December 31,
	2021		2020	2019
Cash flows from operating activities

Net loss	$	(7,246)	$(4,053)	$(1,279)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		7	(* )	1
Operating lease provided by controlling shareholder		-	33	25
Share-based compensation to employees		812	38	89
Share-based compensation to service providers		412	202	-
Interest expense and amortization of discount on convertible notes		-	987	541
Issuance costs		-	-	47
Revaluation of derivative warrant liability		-	1,105	2
Change in:
Other current and non-current assets		(348)	(1,884)	(183)
Trade payables		(585)	720	(2)
Other accounts payable and accrued expenses		395	295	150

Net cash used in operating activities		(6,553)	(2,557)	(609)

Cash flows from investing activities

Purchase of property and equipment		(50)	(10)	-

Net cash used in investing activities		(50)	(10)	-

Cash flows from financing activities

Proceeds from issuance of convertible notes, net		-	-	241
Proceeds from exercise of warrants		1,930	-	-
Proceeds from issuance of ordinary shares
under Private Investment in Public Equity		6,000	-	-
Issuance costs		(446)	-	-
Proceeds from issuance of August and December 2019 convertible notes and warrants, net		-	-	1,269
Proceeds from issuance of ordinary shares under Initial Public Offering, net			17,310
Net cash provided by financing activities		7,484	17,310	1,510

Change in cash, cash equivalents and restricted cash		881	14,743	901
Cash, cash equivalents and restricted cash at the beginning of the year		15,690	947	46

Cash, cash equivalents and restricted cash at the end of the year		$16,571	$15,690	$947

(*)	Represents amount less than $1

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
PainReform Ltd. ("the Company") was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.	Liquidity

Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred losses of $7,246, $4,053 and $1,279 for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, the Company’s accumulated deficit was $23,727. The Company has funded its operations to date primarily through equity financing.

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

On July 22 2021, the Company issued 419,673 ordinary shares upon exercise of warrants for consideration totalling $1,930 (Note 9).

Based on the Company's current operating plan, the Company believes that its existing capital resources will be sufficient to fund operations for at least twelve months after the date the financial statements are issued.

c.

The Company effected a 3-for-1 reverse split of the Company’s ordinary shares and convertible preferred shares on July 6, 2020. All issued and outstanding ordinary shares and convertible preferred shares and related per share amounts contained in these financial statements have been retroactively adjusted to reflect this reverse share split for all periods presented.

On September 3, 2020, the Company closed its initial public offering ("IPO") of 2,500,000 units at a price of $8.00 per unit. Each unit consisted of one ordinary share and one warrant to purchase one ordinary share. The ordinary shares and warrants were immediately separable from the units and were issued separately. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $8.80 per share. On October 5, 2020, the underwriters exercised their over-allotment option and were issued warrants to purchase 375,000 ordinary shares in return for net amount of $3. The Company received gross proceeds of approximately $20,000 (net proceeds of approximately $17.3 million after deducting underwriting discounts and commissions and other offering expenses).

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

d.

In late 2019, a novel strain of COVID-19, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it rapidly spread across the globe, including in Israel and the United States. The extent to which COVID-19 pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the COVID-19 or treat its impact. As of December 31, 2021 and signing date on these financial statements the Company did not experience a significant  impact on its operation.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The significant accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

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

The Company’s functional currency is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in currencies other than dollars have been re-measured to dollars at the dates of the transactions. All transaction gains and losses from re-measurement and from translation of monetary balance sheet items denominated in currencies other than dollars are reflected in the statements of comprehensive loss as financial expenses, net.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Restricted cash:

As of December 31, 2021 and 2020, the Company’s restricted cash consisted of immaterial bank deposits that were denominated in New Israeli Shekel. Restricted deposits are presented at cost including accrued interest. These bank deposits are used as securities for the Company's credit card and rent guaranty.

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

As of December 31, 2019 the Company’s derivative warrant liability was classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. During 2020 the derivative warrant was classified to equity (see note 4). As of December 31, 2021, and 2020 no assets or liabilities are measured in fair value.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

	%
Computers, software and electronic equipment		33
Furniture and office equipment		7
Leasehold improvements		*

*The depreciable life of leasehold improvements is limited by the expected lease term, unless there is a transfer of title or a purchase option for the leased asset reasonably certain of exercise.

h.	Research and development expenses:

Research and development costs include costs of payroll and related expenses of employees, subcontractors and consultants and other costs related to the Company's operation of its planned clinical trial. Research and development expenses are charged to the statements of comprehensive loss as incurred.
Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. The Company outsources its clinical trial activities utilizing external entities such as clinical research organizations, independent clinical investigators, and other third-party service providers to assist the Company with the execution of its clinical trials. Clinical trial costs are expensed as incurred.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. As of December 31, 2021, and 2020, the Company had a full valuation allowance on its deferred tax assets.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax positions as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2021 and 2020, the total gross amount of provision for unrecognized tax positions was $234 and $220, respectively (Note 6e). The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses and exchange differences in financial expense.

j.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and restricted cash. Cash and cash equivalents and restricted cash are invested in a major bank in Israel and the United States.

Management believes that the banks that hold the Company’s cash, cash equivalent and restricted cash are financially sound and, accordingly, minimal credit risk exists with respect to this cash, cash equivalent and restricted cash.

The Company relies, and expects to continue to rely, on a single supplier to manufacture supplies and raw materials for its clinical trial. This clinical trial could be adversely affected by a significant interruption in these manufacturing services or the availability of raw materials.

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

Financial equity instruments that do not meet the US GAAP criteria for equity classification are classified as a liability at fair value and are adjusted to fair value at each reporting period. Changes in fair value are recognized in the Company’s statements of comprehensive loss in accordance with ASC 815, “Accounting for Derivative Financial Instruments”.

m.	Basic and diluted loss per share:

Basic loss per share is computed by dividing the loss for the period applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the years ended December 31, 2021, 2020 and 2019, all outstanding share options, convertible notes, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2021	2020	2019

Numerator:
Net loss applicable to shareholders of ordinary shares	$(7,246)	$(4,053)	$(1,279)
Interest accrued on convertible preferred shares	-	-	(1,130)
Total loss attributed to ordinary shares	(7,246)	(4,053)	(2,409)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	9,812,234	3,243,943	576,556
Net loss per share of ordinary share, basic and diluted	$(0.74)	$(1.25)	$(4.17)

n.	Share-based compensation:

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

The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend pay outs. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Deferred offering costs

The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in-process equity financings until such financings are consummated. After the consummation of such equity financings, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are written off to operating expenses. As of December 31, 2021 and 2020, there were no deferred offering costs.

p.	Segment Reporting

The Company has one operating segment. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the chief operating decision maker for the purpose of assessing performance and allocating resources and for which discrete financial information is available.

q.	Leases

Right of Use ("ROU") assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected the practical expedient of the short-term lease recognition exemption for all leases with a term shorter than 12 months

r.	Disclosure of recent accounting pronouncements

ASC Topic 740, "Income Taxes ", was amended to simplify the accounting for income taxes to improve consistency of accounting methods and remove certain exceptions. Effective January 1, 2021, the Company adopted this income taxes amendment. The implementation of the updated guidance did not have a significant effect on the Company’s financial statements.

s.	Issued accounting pronouncements effective in future periods

In August 2020, the FASB issued guidance that is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. This guidance will be effective for the Company on January 1, 2022 and is not expected to have a material impact on the Company’s financial statements and disclosures.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2021	2020

Receivables from governmental authorities	$218	$53
Prepaid expenses	473	734
Other	30	20

	$721	$807

NOTE 4:-	FAIR VALUE MEASUREMENTS

During the year ended December 31, 2019, the Company issued warrants related to its convertible notes (refer to Note 5(b)). As of December 31, 2019, the warrants did not meet the US GAAP criteria for equity classification, and accordingly were classified as a derivative warrant liability and were measured at fair value on the issuance date and as of December 31, 2019, as well as through the date of consummation of the IPO, with changes in fair value recognized as financial expenses in the statements of comprehensive loss. On September 3, 2020, upon consummation of the IPO, the exercise price of the warrants and the number of shares to be issued upon exercise of the warrants were fixed (refer to Note 5(b)), such that it then met the criteria for equity classification of the warrants under US GAAP. Accordingly, the derivative warrant liability was classified to equity as of such date.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring as follows:

	September 3,	December 31
	2020	2019
Exercise price	$6.72-$8.80	$2.55-$4.74
Expected volatility	72.29%	72.29%
Risk free rate	0.22%	1.5-1.67%
Expected life (years)	3.98-5	4.65-5
Dividend yield	-	-

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The following table presents changes in the fair value of the derivative warrant liability recorded in respect of the warrants:

Balance as of December 31, 2018	$-

Issuance of warrants in connection with convertible notes (Note 5 (b))	445
Changes in fair value	2

Balance as of December 31, 2019	$447

Changes in fair value	1,105
Equity classification of a derivative warrant liability	(1,552)
$-

NOTE 5:-	CONVERTIBLE NOTES

a.
From 2014 until 2019, the Company issued convertible notes in the total principal amount of $4,417 to existing shareholders. The Company recorded interest expense amounting to $271 and $379 for the years ended December 31, 2020 and 2019, respectively.

Concurrent with the closing of the IPO, all of the Company’s convertible notes (inclusive of accrued interest on all outstanding notes) were converted into 2,415,022 units (consisting of one ordinary share and one warrant to purchase one ordinary share).

b.
In August and December 2019, the Company issued 14.2 units of convertible notes (the “2019 Convertible Notes”) and warrants. Each unit consisted of one convertible note and one warrant. In consideration for the units issued the Company received a total amount of $1,420 (representing a consideration of $100 per unit), after giving effect to a 10% discount.

On September 3, 2020, upon consummation of the IPO, the outstanding balance of the 2019 Convertible Notes was converted into 312,170 units, each consisting of one ordinary share and one warrant to purchase one ordinary share, exercisable immediately, at an exercise price of $8.80 and with an expiry date of 5 years from the IPO closing date (refer to note 1(c)).

Additionally, on the IPO consummation date, the amount and exercise price of the warrants originally granted in August and December 2019, was fixed at 297,589 warrants and at an exercise price of $6.72, each exercisable into a single unit (refer to Note 1(c)), consisting of one ordinary share and one warrant to purchase one ordinary shares, exercisable through September 3, 2025, at an exercise price of $8.80. Accordingly, since the warrants met the criteria of equity classification, the respective derivative warrant liability, was classified in equity (refer to note 4).

c.
On December 9, 2019, in connection with the 2019 Convertible Notes, the Company issued to the placement agent in the offering described above warrants (the “Agents' Warrants”) to purchase an aggregate of 55,785 ordinary shares or units (refer to Note 1(d)), at an exercise price of $6.72 per unit. Each unit consists of one ordinary share and one warrant to purchase one ordinary share, exercisable through September 3, 2025, at an exercise price of $8.80. The Agents' Warrants expire on December 8, 2024.

As a result of the issuance of the Agents' Warrants, the Company recorded a discount on the convertible note, which was amortized as financial expense amounting to $65 for the year ended December 31, 2020.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Taxable income of the Company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2021,2020 and 2019.

b.	Net operating loss carry forward:

As of December 31, 2021, and 2020, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $19,261 and $15,114, respectively. Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

c.	As of December 31, 2021, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2015.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carry forward	$4,434	$3,476

Deferred tax asset before valuation allowance	4,434	3,476
Valuation allowance	(4,434)	(3,476)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance on December 31, 2021 and 2020.

e.	Reconciliation of theoretical tax expenses to actual expenses

The primary difference between the statutory tax rate of the Company and the effective rate results virtually from the changes in valuation allowance in respect of carry forward tax losses, share based compensation expenses and research and development expenses due to the uncertainty of the realization of such tax benefits.

f.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Opening balance	220	-	-
Tax positions taken in the current year	-	217	-
Interest	6	3	-
Exchange difference	8	-	-

Closing balance	$234	$220	$-

The balance of total unrecognized tax position as of December 31, 2021 is $234 which, if recognized, would affect the effective tax rate in the Company's statements of comprehensive loss.

The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses and exchange differences in financial expense. The accrued interest and exchange difference related to uncertain tax positions and the expenses recognized during the year ended December 31, 2021, are $9 and $8.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.
During the years ended December 31, 2020 and 2019, the Company was party to a lease agreement with a related party for an annual fee of $33. As of December 31, 2020, the lease agreement with the related party was terminated.

On December 10, 2020, the Company entered into a new rental agreement with an un-related party for a period of twelve months starting on January 1, 2021, with an extension option for an additional twelve months, for an annual rental fee of $20. As of December 31, 2021 the agreement was terminated.

On July 26, 2021 the Company engaged in a new rental agreement with an un-related party for a period of twelve months starting on August 15, 2021 with an extension option for an additional twelve months subject to the Company's prior notice. The annual rent fees are $75. The Company gave the lessor a bank guaranty of $16, as collateral and the bank holds this amount restricted cash.

On November 23, 2020, the Company entered into an employment agreement with Rita Kenan under which Mrs. Kenan serves as the VP Operations commencing January 1, 2021. Under the terms of the agreement, the Company paid Mrs. Keenan a bonus, in the amount of $45 in 2021.

c.
On November 13, 2020 and December 3, 2020, the Company entered into a Master Clinical Research Organization Agreement (the “First Agreement”) and a Master Clinical Trial Agreement (the “Second Agreement”) with Lotus Clinical Research ("Lotus") as the Company's clinical research organization. According to the agreements Lotus will serve as the clinical research organization for the Company's planned Phase 3 trials of PRF-110, which are expected to take place in 2022. Under the first agreement, the Company is obligated to pay an accumulated amount of approximately $2,907 (excluding pass-through costs) upon milestone completions and under the second agreement an accumulated amount of approximately $7,107 (excluding advertising budget) upon actual number of evaluable subjects.

Under the First Agreement, a non-refundable payment of $581 was made on December 28, 2020. In Addition, during 2021 payments in a total amount of $581 were made according to milestones set in the agreement.

Under the Second Agreement, a non-refundable deposit (the “Second Agreement Deposit”) of $710 was made on January 12, 2021.

As of December 31, 2021 and 2020, the Company accounted for these amounts of net $1,728 and $1,294 as prepaid clinical trial expense and deferred clinical trial costs after recognition of $145 clinical trials expenses in 2021.

NOTE 8:-	TEMPORARY EQUITY

Convertible Preferred Shares:

Convertible preferred shares consisted of the following:

	Convertible Preferred Shares - Series A
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
As of December 31, 2019	18,300,000	2,954,267	$6,621	$15,250

The preferred shares conferred upon their holders all rights accruing to holders of ordinary shares in the Company, and, in addition, the rights, preferences and privileges granted to the preferred shares as follows.

On September 3, 2020, upon consummation of the IPO, all of the Company’s outstanding convertible preferred shares were converted into 2,954,267 ordinary shares.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY

Ordinary shares:

The ordinary shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and to share in the distribution of dividends, if any, declared by the Company, and rights to receive a distribution of assets upon liquidation.

Shares developments:

a.	On July 6, 2020, pursuant to the Company’s shareholders approval, the Company effected a 3-for-1 reverse split of the Company’s ordinary shares and convertible preferred shares.

b.

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

As part of the IPO, the Company granted the IPO underwriters an over-allotment to purchase up to 375,000 additional warrants at the public offering price of $0.01, less the underwriting discounts and commissions.

On October 5, 2020 the underwriters exercised their over-allotment option and were issued warrants to purchase 375,000 ordinary shares in return for net amount of $3. The warrants are exercisable through September 3, 2025, at an exercise price of $8.80.

c.

On March 11, 2021, the Company issued to certain institutional investors (the “Purchasers”) 1,304,346 ordinary shares and warrants to purchase up to an aggregate of 652,173 ordinary shares at a combined purchase price of $4.60 per ordinary share and accompanying warrant in a Private Investment in Public Equity ("Private placement") pursuant to a securities purchase agreement. The private placement resulted in gross proceeds of approximately $6,000. The Company received net amount of $5,554 less issuance costs.

On July 22, 2021, as a result of an exercise of warrants to purchase 419,673 shares held by one of the Purchasers, the Company received gross proceeds of $1,930.

In connection with the private placement, the Company also entered into a Registration Rights Agreement, dated as of March 8, 2021, with the Purchasers (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company filed a registration statement (the “Registration Statement”), with the SEC to register the resale of the ordinary shares and the ordinary shares issuable upon exercise of the warrants. The Registration Statement was declared effective on April 9, 2021.

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

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

Warrants and warrants units

The following table summarizes the warrants and warrants units outstanding as of December 31, 2021:

Type	ISSUANCE DATE	NUMBER OF WARRANTS	EXERCISE PRICE	EXERCISABLE THROUGH
August 2019 warrants (note 5b)	August 22, 2019	205,268	$6.72 (*)	August 22, 2024
December 2019 warrants (note 5b)	December 9, 2019	92,321	$6.72 (*)	December 8, 2024
Warrants to 2019 Convertible Notes placement agent (note 5c)	December 9, 2019	55,785	$6.72 (*)	December 8, 2024
Warrants to underwriters (note 9)	September 3, 2020	125,000	$10.00	September 1, 2025
Warrants to underwriters (note 9)	October 5, 2020	375,000	$8.80	September 3, 2025
IPO warrants (note 1d, note 5b)	September 3, 2020	2,812,170	$8.80	September 3, 2025
PIPE warrants (note 1c)	March 11, 2021	232,500	$4.60	September 10, 2026
Warrants to PIPE placement agent (note 1c)	March 11,2021	52,173	$5.06	March 8, 2026

Total		3,950,217

(*) Each warrant is exercisable into a unit consisting of one share and one warrant

Share-based compensation:

a.	The 2008 Plan

On August 7, 2008, the Board of Directors approved the adoption of the 2008 Share Option Plan (the “2008 Plan”). As of December 31, 2021, and 2020, 153,882 share options were outstanding and no share options were available for future grant under the 2008 Plan. Each share option granted is exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable share option agreement, provided that no share option will be granted with a term in excess of 10 years.

The intrinsic value of share options outstanding and exercisable as of December 31, 2021, 2020 and 2019 was $168, $651 and $275, respectively.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2019	153,882	$0.24	4.25
Options granted in 2020
Options outstanding as of December 31, 2020	153,882	$0.24	3.25
Options granted in 2021
Options outstanding as of December 31, 2021	153,882	$0.24	2.25

Options exercisable as of December 31, 2021	153,882	$0.24	2.25

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	The 2019 Plan

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

Upon the adoption of the 2019 Plan, the Company reserved for issuance 971,476 ordinary shares. As of December 31, 2021, share options to purchase 971,476 ordinary shares were outstanding (as of December 31, 2020, share options to purchase 219,456 ordinary shares were outstanding).

On February 23, 2021, the shareholders of the Company approved the grant of options to purchase an aggregate of 300,000 ordinary shares to three current board members, the Chairman of the board of directors and to the Chief Technology Officer (who is also a director). Each was granted with options to purchase 60,000 ordinary shares of the Company. The options are exercisable to acquire one Ordinary share of the Company at an exercise price of $4.50 per share. The options vest on a quarterly basis over thirty-six months, so that 1/12 of the options shall vest on the last day of each three-month period, provided that on such date each of the serving directors and Chief Technology Officer, shall serve in such capacity. The options will expire after ten years from their grant date.

In January through May 2021 the Company granted an aggregate of 452,020 options to employees. The options are exercisable at exercise prices ranging from $3.01 to $5.74 per share. The options vest over a four year period, 4/16 of the options shall vest following the lapse of a period of twelve months commencing at the date of grant. The remaining 12/16 of the options shall vest on quarterly basis, so that 1/12 of the options shall vest on the expiry of each quarter, provided that on such date each of the employees shall continue to provide the services as an employee of the Company. The options will expire after ten years from their grant date.

The following table summarizes information about options granted to employees:

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Number of options	Weighted average Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	219,456	2.62	219,456	2.62	-	-

Granted	752,020	5.07	-	-	219,456	2.62

Forfeited	-	-	-	-	-	-

Exercised	-	-	-	-	-	-

Outstanding at the end of the year	971,476	4.51	219,456	2.62	219,456	2.62

Exercisable at the end of the year	361,280	3.58	200,269	2.55	156,386	2.77

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9-	SHAREHOLDERS’ EQUITY (Cont.)

c.	The following table sets forth the assumptions that were used in determining the fair value of options granted to employees in 2019 plan for the years ended on December 31, 2021, 2020 and 2019:

Year ended December 31
	2021	2020	2019
Expected life	5.86-6.11	-	5.75-10
Risk-free interest rates	0.52%-1.13%	-	1.43%-2.13%
Volatility	69.67%-78.99%	-	82.29%-85.56%
Dividend yield	-	-	-
Exercise price	$3.013-5.738	-	$0.24-3.339

The Company recognized $713 and $18 during the years ended December 31, 2021 and 2020, respectively, as share-based compensation expense which was included in general and administrative expenses, and $99 and $18 during the years ended December 31, 2021 and 2020, respectively, as share-based compensation expense which was included in research and development expenses.

The following table summarizes information about share options outstanding and exercisable in 2019 plan to employees and directors during the years ended December 31, 2020 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2020	219,456	$2.62	8.56
Options granted in 2021	752,020	$5.06	9.05
Options outstanding as of December 31, 2021	971,746	$4.51	8.72

Options exercisable as of December 31, 2021	361,280	$3.58	8.14

The intrinsic value of share options outstanding as of December 31, 2021 and 2020 was $224 and $407, respectively. The intrinsic value of share options exercisable as of December 31, 2021 and 2020 was $224 and $385, respectively.

d.
In August 2020, the Company entered into an IR/PR service agreement (the “Service Agreement”) with Crescendo Communications, LLC (“Crescendo”), for a period of two years, commencing immediately after the IPO closing date, and in consideration for 152,110 restricted Company's ordinary shares, reflecting 3.75% of the Company's' share capital fully diluted Pre-IPO. On August 23, 2020, the Company's Board of Directors approved the Service Agreement with Crescendo and the grant of the abovesaid ordinary shares. The Company recognized $412 and $137 during the year ended December 31, 2021 and 2020 as share-based compensation expense related to the shares. As of December 31, 2021, the foregoing shares have not been formally issued.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2021	2020	2019

Subcontractors and consultants	$1,654	$217	$21
Payroll and related expenses	719	90	59
Share-based compensation expense	99	18	14
Clinical trials expenses	357	-	-
Other expenses	31	29	42

	$2,860	$354	$136

b.	General and administrative expenses:

	Year ended December 31,
	2021	2020	2019

Professional services	$1,697	$727	$342
Payroll and related expenses	688	154	60
D&O insurance	935	360	-
Rent and office maintenance	210	37	33
Share-based compensation expense	713	20	75
Other expenses	105	19	43

	$4,348	$1,317	$553

c.	Financial expenses, net:

	Year ended December 31,
	2021	2020	2019

Interest expense and amortization of discount on convertible notes	$-	$987	$541
Issuance expenses	-	65	47
Bank fees	10	3	2
Change in fair value of derivative warrant liability	-	1,105	2
Exchange rate differences	22	2	(2)
Total financial expenses, net	$32	$2,162	$590

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	RELATED PARTIES BALANCES AND TRANSACTIONS

a.
During the year ended 2019 the Company issued convertible notes in the amount of $95, to existing shareholders. As described under Note 5 above, the notes bore interest at an annual interest rate of 8%, compounded on the basis of a 365-day year and were convertible into convertible preferred shares of the Company.

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

The sublease ceased as of August 2019, and from then until December 31, 2020 the Company was provided with an office space at no cost by Medica Venture Partners. For the years ended December 31, 2020 and 2019, the Company recorded an amount of $33 and $25, respectively, as a lease expense and a corresponding increase in additional paid-in capital, representing a contribution from its controlling shareholder. As of December 31, 2020, the lease agreement with the related party was terminated.

c.
On January 26, 2020, the Company’s Board of Directors approved a one-time immediate payment of $150 and a payment of $37.5 on a quarterly basis (for such time as the service engagement continues) to the Chairman of the Board of Directors contingent upon shareholder approval which was granted on July 6, 2020 and successful completion of Company’s IPO which closed on September 3, 2020.

d.
On February 23, 2021, the shareholders of the Company approved the grant of options to purchase an aggregate of 300,000 ordinary shares to three board members, the Chairman of the board of directors and to its Chief Technology Officer (who also serves as a director).

Balances with related parties:

	2021	2020

Employees accrued salaries	$356	$79
Directors accrued expenses	$82	$35

	$438	$114
Transactions with related parties:

	2021	2020	2019
Amounts charged to:
Research and development expenses	$151	$-	$-

General and administrative expenses	2,155	370	210

Interest expense on convertible notes	$-	$251	$351