Form 20-F
period 2022-12-31
PAINREFORM LTD.
filed 2023-03-15
CIK 1801834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 10,634,166 ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

On July 6, 2020, we effected a 1-for-3 reverse share split of our ordinary shares. All share and per share amounts in this Annual Report on Form 20-F are reflected on a post-reverse stock split basis.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. We have elected to opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $ $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2025); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our ability to continue as a going concern;
●	our history of losses and needs for additional capital to fund our operations and our ability to obtain additional capital on acceptable terms, or at all;

●	our dependence on the success of our initial product candidate, PRF-110;

●	the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;

●	the impact of the COVID-19 pandemic and other pandemics on our operations;

●	our limited experience managing clinical trials;

●	our ability to retain key personnel and recruit additional employees;

●	our reliance on third parties for the conduct of clinical trials, product manufacturing and development;

●	the impact of competition and new technologies;

●	our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

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

Summary Risk Factors

               Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Position and Need for Additional Capital

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern;

●	We have incurred significant losses and negative cash flows from operations since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability;

●	Our limited operating history may make it difficult for you to assess our future viability. We have never generated revenues and may never be profitable;

●
We will need substantial additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce and/or eliminate our research and drug development programs or future commercialization efforts;

●
If we are unable to develop and maintain an effective system of internal control over financial reporting, or if we fail to remediate material weaknesses that are identified, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Risks Related to Our Drug Development and Business

●
We are dependent on the success of our initial product candidate, PRF-110, for which one clinical trial has begun in March 2023, and future additional trials are currently planned. Our clinical trials of PRF-110 may not be successful. If we are unable to obtain approval for and commercialize PRF-110 or experience significant delays in doing so, our business will be materially harmed;

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

 Risks Related to Our Intellectual Property

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

Risks Relating to Ownership of Our ordinary shares

●
If we fail to regain compliance with the Nasdaq minimum listing requirements, our ordinary shares will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our ordinary shares could be adversely affected if our ordinary shares are delisted.

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

Risks Related to Our Financial Position and Need for Additional Capital

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the year ended December 31, 2022 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2022, indicating that there is a substantial doubt about our ability to continue as a going concern. As of December 31, 2022, we had total cash and cash equivalents (including short term deposits) of $10.2 million. See “Item 5.B Liquidity and Capital Resources”. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We have incurred significant losses and negative cash flows from operations since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.

We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. During the three years ended December 31 2022, 2021, and 2020, we incurred losses of approximately $8.8 million, $7.2 million and $4.0 million, respectively. As of December 31, 2022, we had an accumulated deficit of $31.5 million. We have not yet commercialized our initial drug candidate, PRF-110, or our drug delivery system and cannot be sure that we will ever be able to do so. Even if we commercialize PRF-110, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval and successfully commercialize PRF-110.

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

We are an early clinical stage company. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our lead product candidate, PRF-110, identifying potential product candidates, conducting preclinical studies of our product candidates and conducting clinical trials. We have not yet demonstrated our ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture commercial-scale drug products or arrange for a third party to do so on our behalf, or conduct marketing activities necessary for successful drug commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history.

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

We will be required to expend significant funds in order to advance the development of PRF-110, as well as any other product candidates and the net proceeds from our recent initial public offering and our existing cash and cash equivalents are not expected to be sufficient to fund the full completion of development of PRF-110. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements, or other sources. We do not currently have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we believe we only have sufficient resources to fund operations through the end of Q4 2023, and we will be required to raise additional capital in the future to complete our clinical trials.  Therefore, there is substantial doubt about our ability to continue as a going concern.

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

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the COVID-19 pandemic and other pandemics, and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

We may not receive any funds from the exercise of warrants and additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our product candidates or delay, limit, reduce or terminate our establishment of marketing capabilities or other activities that may be necessary to commercialize PRF-110 or any future products.

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

 If we are unable to develop and maintain an effective system of internal control over financial reporting, or if we fail to remediate material weaknesses that are identified, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

The Company’s management, including our chief executive officer and chief financial officer, concluded that, as of June 30, 2022, we did not have effective controls related to changes of suppliers' payments details in our systems. As previously disclosed, during the quarter ended June 30, 2022, we identified a material weakness in our internal control over financial reporting relating to a cybersecurity incident in which a third party impersonated a supplier of services by using a falsified email domain account and requested us to wire a payment to a false bank account. As a result, we transferred an amount of $165,000 to the third party (a fictitious vendor). We were able to recover most of the falsely obtained payment from our financial institution, but have established an immaterial reserve for the amount of the disbursement that we have no assurance will be recoverable.

We have implemented certain changes to our internal control procedures with respect to payments to suppliers that seek to provide alternate bank account information to us. We have also updated our information technology procedures and hired the services of a cybersecurity consultant to assist with implementing a range of steps to enhance our security protections in order to prevent future cybersecurity incidents. In addition, we have enhanced our organizational awareness of cybersecurity, our information security and our vendor/payment validation procedures within our organization. As a result, we believe we have put in place the proper policies, procedures and controls to remediate the material weakness.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Measures to remediate material weaknesses may be time-consuming and costly and there is no assurance that such initiatives will ultimately have the intended effects. If we are unable to develop and maintain an effective system of internal control over financial reporting, or if we fail to remediate material weaknesses that are identified, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results. If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable share exchange listing requirements, investors may lose confidence in our financial reporting and adversely affect our business and operating results. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Risks Related to Our Drug Development and Business

We are dependent on the success of our initial product candidate, PRF-110, for which one clinical trial has begun in March 2023, and future additional trials are currently planned. Our clinical trials of PRF-110 may not be successful. If we are unable to obtain approval for and ultimately commercialize PRF-110 or experience significant delays in doing so, our business will be materially harmed.

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

We have experienced delays in the manufacture of our clinical trial batches and if we experience further delays our business will be further harmed.

We do not currently have the ability to manufacture the compounds that we need to conduct our clinical trials and, therefore, rely upon, and intend to continue to rely upon, certain manufacturers to produce and supply our drug candidates for use in clinical trials and for future sales. In 2022, we encountered issues in the manufacturing process for PRF-110, which resulted in a delay in the commencement of our planned Phase 3 clinical trials. We conducted process validations to comply with FDA and EU and EU member states’ manufacturing standards regulations. In March  2023, we commenced the first trial of our Phase 3 clinical trials for pain treatment of patients undergoing bunionectomy. If the first trial is successful, we plan to conduct a  second trial for pain treatment of hernia repair operations. If the FDA or any other comparable foreign regulatory authority finds a failure in our manufacturing processes, validation procedures, and specifications, or facilities of our third-party manufacturers, we may be required to further delay or suspend our planned Phase 3 clinical trials or any other clinical trials or otherwise discontinue development and production of PRF-110. In addition, if our contract manufacturers or other third parties fail to deliver PRF-110 for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or sources, we may also be required to delay or suspend clinical trials or otherwise discontinue development and production of PRF-110.

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

While the spread of COVID-19 has not materially impacted our operations, our previously anticipated timeline for our planned trials has been impacted by COVID-19, particularly in our manufacturing process. An increase in the spread of COVID-19, future strains of COVID-19 or new pandemics may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and may impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 continues to impact our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including the actions to contain COVID-19 or treat its impact, among others.

We have not yet commercialized any products or technologies, and we may never become profitable.

We have not yet commercialized any products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including:

●	the timing of regulatory approvals in the countries, and for the uses we seek;

●	the competitive environment;

●	the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products;

●	our ability to enter into strategic agreements with pharmaceutical and biotechnology companies with strong marketing and sales capabilities;

●	the adequacy and success of distribution and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

Whether or not and how quickly we complete clinical trials depends in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrolment of patients, and the rate at which we are able to collect, clean, lock and analyze the clinical trial database. Patient enrolment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. If we experience delays in identifying and contracting with sites or in patient enrolment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis.

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

Other legislative changes have been proposed and adopted since PPACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year that started in April 2013. These reductions will stay in effect through 2030 unless additional congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021.  The American Taxpayer Relief Act of 2012, which, among other changes, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These legislative changes may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

 In addition, the Inflation Reduction Act (IRA) of 2022 was signed into law in August 2022.  This law, which, among other things, permits Medicare to negotiate the price of certain high expenditure, single source drugs and biological drugs.  The maximum fair prices that are negotiated for these drugs will apply beginning in initial price applicability year 2026. The number of drugs to be selected and negotiated will depend on whether the drugs are high in expenditures and will be limited each year in the number of drugs subject to a preset negotiation structure. Following implementation of 10 drugs, then 15 drugs, ultimately there will be 20 drugs that will be subject to negotiation in 2029 and thereafter.  This legislative change will likely result in reductions in Medicare payments and other health care expenditures that may impact the product candidates in the future. Any reimbursement policies instituted by Medicare or other federal health care programs may result in similar policies from private payors.

While the cost of prescription pharmaceuticals has been the subject of considerable discussion in the U.S. Congress, the state legislatures are increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out-of-pocket costs for, drug products. Implementation of cost containment measures or other healthcare reforms that affect the pricing or availability of drug products may impact our ability to generate revenue, attain or maintain profitability, or commercialize products for which we may receive regulatory approval in the future.

We expect that these and other healthcare reform measures that may be adopted in the future may also result in more rigorous coverage criteria or new payment methodologies, reductions in reimbursement levels and imposition of more rigorous coverage criteria or new payment methodologies may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. The implementation of cost containment measures or other healthcare reforms may affect our ability to generate revenue, attain or maintain profitability, or commercialize our product candidates. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. In 2021, the FDA stated that almost 80% of drugs were approved in more than 180 days after submission of an application. During the period of declaring a Public Health Emergency, or the PHE, many other drugs, devices and FDA regulated products were the focus of the FDA. During this time, the U.S government made several changes in shutting down facilities and delaying inspections. In addition, the FDA relies on fees and has had to furlough critical FDA employees and stop critical activities when Congress does not extend the payment of these fees. Prolonged FDA issues, other diseases, lack of government payments, and other issues that could affect the FDA and their employees, could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

Patents also have a limited lifespan. In the U.S., subject to certain extensions that may be obtained in some cases, the natural expiration of a utility patent is generally 20 years from its earliest effective filing date, and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our products and services, we may be open to competition. Further, if we encounter delays in our development efforts, the period of time during which we could market our products and services under patent protection would be reduced.

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

Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. Uncertainty surrounding future elections and the outcome of the judicial reform in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

In addition, as a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, board of directors’ independence requirements, director nomination procedures and compensation committee matters. In addition, we will follow our home country law instead of the listing rules of the Nasdaq Capital Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

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

Risks Related to Our International Operations

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

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other shareholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

               If we do not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

Currency exchange rate fluctuations and inflation affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. A portion of the cost of revenue, research and development, selling and marketing and general and administrative expenses of our Israeli operations are incurred in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS decline against the U.S. dollar, at a time when the rate of inflation in the cost of Israeli goods and services exceed the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of our operations in Israel would increase and our results of operations could be materially and adversely affected.

Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during 2020 or 2021. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of the inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

Risks Relating to Ownership of Our Ordinary Shares

The price of our ordinary shares does not meet the requirements for continued listing on Nasdaq. If we fail to regain compliance with the minimum listing requirements our ordinary shares will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our ordinary shares could be adversely affected if our ordinary shares are delisted.

The continued listing standards of Nasdaq require, among other things, that the minimum bid price of a listed company’s stock be at or above $1.00. If the closing minimum bid price is below $1.00 for a period of more than 30 consecutive trading days, the listed company will fail to comply with Nasdaq’s listing rules and, if it does not regain compliance within the grace period, will be subject to delisting. As previously reported, on August 16, 2022, we received a notice from the Nasdaq Listing Qualifications Department notifying us that for 30 consecutive trading days, the bid price of our ordinary shares had closed below the minimum $1.00 per share requirement. In accordance with Nasdaq’s listing rules, we were afforded a grace period of 180 calendar days, or until February 6, 2023, to regain compliance with the bid price requirement. In order to regain compliance, the bid price of ordinary shares must close at a price of at least $1.00 per share for a minimum of 10 consecutive trading days.

On February 7, 2023, Nasdaq notified us that we were eligible for a second 180 day compliance period. If at anytime before August 7, 2023, the bid price of our ordinary shares closes at or above $1 per share for a minimum of 10 consecutive trading days, we will regain compliance with the listing standards of Nasdaq. If we fail to regain compliance by August 7, 2023, our ordinary shares will be subject to delisting. We cannot provide any guarantee that we will regain compliance during the extension period or be able to maintain compliance with Nasdaq’s listing requirements in the future. Delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our ordinary shares. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

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

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our shares held by non-affiliates equals or exceeds $700.0 million as of any June 30th before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we intend to rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable.

We have elected to opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenue of  $1.235 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different than the information you might receive from other public companies in which you hold equity.

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

As of March 13, 2023, our directors and executive officers collectively and beneficially own approximately 36.6% of our outstanding ordinary shares. The interests of such persons may differ from the interests of our other shareholders. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the following actions:

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

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the average value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2022 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. In any taxable year in which we are characterized as a PFIC for U.S. federal income tax purposes, a U.S. Holder, (as defined below) that owns ordinary shares could face adverse U.S. federal income tax consequences, including having gains realized on the sale of ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on ordinary shares by U.S. Holders who are individuals, and having interest charges apply to distributions by us and the proceeds of ordinary share sales. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF.  These elections would result in an alternative treatment (such as mark-to-market treatment) of the ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. If we are a PFIC in any year, U.S. Holders may be subject to additional Internal Revenue Service, or IRS, filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC.   U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see “10.E – Taxation – Certain U.S. Federal Income Tax Consequences.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.  A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in the shares.

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

We were incorporated under the laws of the State of Israel the Companies Law in November 2007 under the name PainReform Ltd. Our principal executive offices are located at 65 Yigal Alon St., Tel Aviv, 6744316, Israel. Our telephone number is +972-3-3717050. Our corporate website address is www.painreform.com. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $ $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement (i.e., December 31, 2025), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

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

               See Item 5 – Operating and Financial Review and Prospects for information regarding our capital expenditures for the past three fiscal years and principal capital expenditures currently in progress.

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

     During 2022 we have been preparing for the launch of our first Phase 3 clinical trial of PRF-110, for pain treatment of patients undergoing bunionectomy. In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the U.S.

     After the successful completion of our first Phase 3 clinical trial of patients undergoing bunionectomy, we plan to initiate a second trial for pain treatment of hernia repair operations.

     We engage Pharmaceutics International, a US based CMO for the purpose of manufacturing our clinical trial batches. In 2021, we encountered delays with our former contract manufacturing organization, or CMO, in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a U.S.-based CMO for the purpose of manufacturing our clinical trial batches. During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues in the manufacturing process which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues in the manufacturing process, and in March 2023, we commenced our Phase 3 clinical trial of PRF-110.

After successful completion of the first trial, we plan to initiate the hernia repair clinical trial. We believe that there is a great unmet need for effective, long-lasting, non-opiate treatments for post-operative pain. The North American post-operative pain treatment market was estimated at $12B, and is expected to reach $16B and $45B worldwide by the end of 2026. These market projections are based on the current generation of post-operative pain products, which largely consist of systemically administered opiates. At present, most of the available analgesics are dosed every four to six hours, requiring nursing attention when in the hospital, or discharge of the patients with an excess of drugs to treat anticipated pain. This exposure to opiates is a significant risk factor leading to opiate abuse disorder (Hah, et al. Chronic Opioid Use After Surgery: Implications for Perioperative Management in the Face of the Opioid Epidemic. 2017). PRF-110 was created to prolong analgesia at the surgical site, thus facilitating early post-operative ambulation, speeding recovery and reducing time in hospital. In addition, it is anticipated that PRF-110 will reduce opiate exposure and thereby lessen the risk of opiate abuse disorder.

Every year, starting in 2017, there are more than 50 million surgical procedures performed annually in the U.S. in both hospitals and in ambulatory surgery centers. We believe that many of these invasive and painful procedures should be eligible for treatment with extended-release ropivacaine through our product, PRF-110. As reported in Pharmacotherapy, 2013, 99% of all surgeries are treated with opiates. The extended-release nature of PRF-110 is intended to reduce pain for up to 72 hours from the time of surgery, thereby obviating/diminishing the need for additional pain medications. There are currently available several extended-release products, mainly Exparel with revenues of over $500M in 2022.

We believe that PRF-110 will significantly extend post-operative analgesia, will be significantly less costly to produce than the currently available extended-release product and, unlike that product, will not require delicate handing. We plan to launch PRF-110 either by ourselves or with a strategic partner that is experienced in marketing products in surgical environments.

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

Our Vision

We believe that patients deserve safe, effective, lasting treatments that are cost effective. PRF-110 is an embodiment of this philosophy. Our studies to date have shown that a single application of PRF-110, either instilled directly into a surgical wound, or injected, provides safe, extended analgesia/anesthesia without the potential complications of opiates or nonsteroidal anti-inflammatory drugs. Moreover, PRF-110 has comparatively modest production costs compared the currently available extended-release product. With a largely unmet need in the post-operative pain market, we believe that there is a great market opportunity for such a product.

The 505(b)(2) NDA pathway provides the fastest, most efficient way to deliver proven, safe and well-studied active pharmaceutical ingredients, or APIs, in a novel, proprietary form to provide extended release to address unmet medical needs. Utilizing this pathway, PRF-110 is a Phase 3-ready drug, with an approved IND application, in which we have paired our patented, proprietary extended-release drug-delivery system with the well-characterized, safe and approved local anesthetic ropivacaine, to treat post-surgical pain. We believe that PRF-110 embodies our vision of drug development:

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

In contrast to the oil-based PRF-110, Exparel a marketed non-opiate extended relief post-surgical product, is a liposomal formulation containing bupivacaine. Liposomes require special handling, are fragile, and the product is a water-based suspension of liposomes. Mishandling of drug-filled liposomes is known to result in the release of the free drug into the water, and thus reduce efficacy over time. Moreover, the physical characteristic of this product requires multiple injections which is a burdensome task to the surgeon. In comparison, PRF-110 is simply applied into the wound, prior to suturing. Zynrelef, is another available product but suffers from safety concerns and is approved for limited uses only (bunionectomy, open inguinal herniorrhaphy, and total knee arthroplasty.). In comparison, PRF-110 formulation is comprised of GRAS (generally regarded as safe) materials and to date has an excellent safety profile.

Planned Phase 3 Clinical Trials

During 2022, we prepared for the launch of our first Phase 3 clinical trial of PRF-110, for pain treatment of patients undergoing bunionectomy. In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the U.S.

After the successful completion of our first Phase 3 clinical trial of patients undergoing bunionectomy, we plan to initiate a second trial for pain treatment of hernia repair operations.

    We engage Pharmaceutics International, a US based CMO for the purpose of manufacturing our clinical trial batches. In 2021, we encountered delays with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a U.S.-based CMO for the purpose of manufacturing our clinical trial batches.  During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues in the manufacturing process which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues in the manufacturing process, and in March 2023, we commenced our Phase 3 clinical trial of PRF-110.

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

Our Strategy

Our strategy is to incorporate generic drugs with our proprietary extended-release drug-delivery system in order to create extended-release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA. We are focused on bringing to market PRF-110, our first product candidate, we believe that we are well positioned to accomplish this:

●	We have amassed a human toxicology portfolio for PRF-110, demonstrating that there are no PRF-110-associated serious adverse events in either healthy controls or in surgical patients.

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

●	Upon completion of the Phase 3 studies, if successful, we plan to apply for an NDA for the management of post-operative pain.

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

Following the establishment of PRF-110 in the post-operative pain market, we plan to build on our platform technology to broaden our product base. Our extended-release drug-delivery system is a unique non-aqueous, viscous formulation that can be used for the delivery of many drugs that are currently difficult to administer for long-term, continuous dosing without an intravenous access, including antibiotics and chemotherapeutics. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release.

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

Our Commitment to Research and Innovation

Our commitment to research and innovation is best witnessed by the fact that we developed both our proprietary platform technology and PRF-110 “in-house,” without in-licensing. We believe we have the leadership onboard and intend to recruit additional personnel to continue in this tradition, as we continue to build our product line of extended-release products, both in pain and in other indications having unmet or underserved needs.

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

    We engage Pharmaceutics International, a US based CMO for the purpose of manufacturing our clinical trial batches. In 2021, we encountered delays with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a U.S.-based CMO for the purpose of manufacturing our clinical trial batches. During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues in the manufacturing process which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues in the manufacturing process, and in March 2023, we commenced our Phase 3 clinical trial of PRF-110.

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

Patent portfolio

As of March 15, 2023, our patent portfolio includes sixteen (16) issued patents, of which three (3) are U.S. patents and thirteen (13) are foreign patents in Australia, Canada, China, India, Israel, Japan, and the Russian Federation. In addition, the portfolio includes two (2) foreign patent applications that are pending in the European Patent Office.

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

Information about certain clinical trials is legally required to be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

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

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from several alternative sources, including investigator-initiated trials that are not sponsored by the company. Under federal law, the submission of most NDAs is additionally subject to an application user fee, which as of 2022, the standard fee for an NDA submission is $3,117,218. However, fees may be waived or reduced for certain circumstances, such as for drugs intended to treat rare diseases or for companies with limited financial resources.

The FDA generally conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor whether the application is sufficiently complete to permit substantive review. The FDA may request additional information or timing rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the filing date, and most applications for “priority review” products are meant to be reviewed within six months of the filing date. The review process and the Prescription Drug User Fee Act goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

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
\

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

Periods of authorization and renewals. A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit ratio by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the European Commission or the competent authority decides on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

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

A new Regulation on HTA on EU level was adopted on December 13, 2021, Regulation (EU) 2021/2282 of the European Parliament and of the Council of December 15, 2021 on health technology assessment and amending Directive 2011/24/EU, or HTA Regulation. The HTA Regulation covers new medicines and certain new medical devices, “providing the basis for permanent and sustainable cooperation at the EU level for joint clinical assessments in these areas.” Member states will be able to use common HTA tools, methodologies and procedures across the EU, working together in four main areas: 1) joint clinical assessments focusing on the most innovative health technologies with the most potential impact for patients; 2) joint scientific consultations whereby developers can seek advice from HTA authorities; 3) identification of emerging health technologies to identify promising technologies early; and 4) continuing voluntary cooperation in other areas.

Individual member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

The HTA Regulation has entered into force on January 11, 2022, and will become applicable three years later, i.e. on January 12, 2025.

The HTA Regulation will not apply in the UK. Reimbursement in the United Kingdom for use by public payors (National Health Service) organizations may depend on a positive technology assessment by the National Institute for Health and Care Excellence, or NICE, commercial negotiations or be subject to public procurement procedures. A positive recommendation by NICE would lead to an obligation to fund, subject to terms of that approval, by NHS organizations. In assessing any new medicinal product, NICE will take into account clinical as well as the economic value of the product.

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

Sales and Marketing

Given our stage of development, we have not yet established commercial organization or distribution capabilities. We may selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our drug candidates.

We have recently completed our process validation to comply with FDA manufacturing standards regulations. We have successfully started to manufacture PRF-110 clinical batches for the Phase 3 trial. If the FDA or any other comparable foreign regulatory authorities finds failures in our manufacturing processes, validation procedures, and specifications, or facilities of our third-party manufacturers, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of PRF-110. In addition, if our contract manufacturers or other third parties fail to deliver PRF-110 for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or sources, we may also be required to delay or suspend clinical trials or otherwise discontinue development and production of PRF-110.

Legal proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and, are not aware of any pending or threatened material legal or administrative proceedings against us.

Employees

As of December 31, 2022, we had six full-time employees engaged in research and development, operations, and administration.

We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including drug product manufacture and quality assurance.

C.	Organizational Structure

We currently have no subsidiaries.

D.	Property, Plant and Equipment

We have facilities in Tel Aviv, Israel. Our Tel Aviv facilities consist of approximately 2,260 square feet of office space under a lease that expires in August 22, 2023. The annual cost of the lease and management services cost is approximately $68,000. We believe that our existing facilities are adequate for our current needs; however, we may require additional space and facilities as our business expands.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations and our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report in Form 20-F.

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

Our strategy is to incorporate generic drugs with our proprietary extended-release drug-delivery system in order to create extended-release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA.  The 505(b) (2) new drug application, or NDA, process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application.  Using this pathway can significantly reduce the time and costs associated with clinical development.  PRF-110, our first product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market.  PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

    During 2022, we prepared for the launch of our first Phase 3 clinical trial of PRF-110, for pain treatment of patients undergoing bunionectomy. In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the U.S.

    After the successful completion of our first Phase 3 clinical trial of patients undergoing bunionectomy, we plan to initiate a second trial for pain treatment of hernia repair operations.

   In 2022, we encountered delays with our CMO in the US due to the implementation of additional enhancements to our manufacturing process.  We have recently completed our process validation to comply with FDA manufacturing standards regulations. We have successfully started to manufacture PRF-110 clinical batches for the Phase 3 trial. We expect to commence our first clinical trial in bunionectomy during the first half of 2023.

Since our inception in November 2007, we have devoted substantially all of our efforts to organizing and planning our business, building our management and technical team, developing our proprietary drug delivery system and PRF-110, and raising capital.

We have never generated any revenue and have funded our business primarily through the sale of our capital share and issuance of convertible loans. During the years ended December 31, 2022, 2021 and 2020, we have raised net proceeds of approximately $17.3 million from issuance of ordinary shares in our initial public offering in the United States and approximately $1.5 million from the issuance of convertible notes, respectively. During the years ended December 2022, 2021 and 2020, we have raised net proceeds of $5.5 million from a private placement and $1.9 million from exercise of warrants. As of December 31, 2022, 2021 and 2020, we had approximately $10.2 million, $16.5 million, and $15.7 million in cash and cash equivalents (including short term deposits), respectively. We recorded net losses of $8.8, $7.2 million, and $4.0 million for the years ended December 31, 2022, 2021 and 2020, respectively, and had negative operating cash outflows of $6.5 million, $6.6 million and $2.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of approximately $32.5 million.

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

Financial Operations Overview

Revenue

We have not generated any revenue and do not expect to generate any revenue unless or until we obtain regulatory approval and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense;

●	fees paid to consultants for services directly related to our drug development and regulatory effort;

●	expenses incurred under agreements with contract research organizations, as well as CMOs and consultants that conduct preclinical studies and clinical trials;

●	costs associated with preclinical activities and development activities; and

●	costs associated with technology and intellectual property licenses.

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

A.	Operating Results

 The table below provides our results of operations for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020
Statements of comprehensive loss data:	(US$ thousands)
Research and development	4,422	2,860	354
General and administrative	4,447	4,348	1,317
Total operating loss	8,869	7,208	1,671
Interest expenses	-	-	987
Other financial income (expenses), net	(86)	32	1,175
Loss before taxes	8,783	7,240	3,833
Income tax expense	9	6	220
Net loss	8,792	7,246	4,053

Operating Expenses

Research and development expenses.

Research and development expenses were approximately $4.4 million for the year ended December 31, 2022 compared to approximately $2.9 million for the year ended December 31, 2021, an increase of approximately $1.5 million or 51.7%.  The increase in research and development expenses during 2022 is primarily due to the preparation associated with our planned Phase 3 trials and an increase in share compensation expenses..

Research and development expenses were $2.9 million for the year ended December 31, 2021, compared to $0.4 million for the year ended December 31, 2020, an increase of $2.5 million or 625%.  The increase in research and development expenses during 2021 period is primarily due to the increased activities preparation activities associated with our planned Phase 3 trials.

General and administrative expenses.

General and administrative expenses were approximately $4.4 million for the year ended December 31, 2022 compared to approximately $4.3 million for the year ended December 31, 2021, an increase of approximately $0.1 million, or 2.3%. The increase in general and administrative expenses is primarily due to increased share compensation expense, which was offset by a decrease in directors’ and officers’ liability insurance premiums costs and expenses.

General and administrative expenses were approximately $4.3 million for the year ended December 31, 2021, compared to approximately $1.3 million for the year ended December 31, 2020, an increase of approximately $3.0 million, or 230.7%. The increase in general and administrative expenses is primarily due to increase in professional services expenses, directors’ and officers’ liability insurance premiums costs, clinical trials expenses and an increase in payroll expenses for new employees.

Financial expenses.

Financial Income net, were $86,000 for the year ended December 31, 2022 compared to financial expenses of approximately $32,000 for the year ended December 31, 2021, an increase of approximately $118 .. The increase was primarily due to income from deposits in 2022.

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

Net loss.

Net loss for the year ended December 31, 2022 was approximately $8.8 million, compared to a net loss of approximately $7.2 million for the year ended December 31, 2021, an increase of approximately $1.6 million or 22.2%.

Net loss for the year ended December 31, 2021 was approximately $7.2 million, compared to a net loss of approximately $4.0 million for the year ended December 31, 2020, an increase of approximately $3.2 million or 79%.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $ $1.235 billion in total annual gross revenue, have more than $700.0 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these provisions that allow for reduced reporting and other burdens.

We report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

Substantial Doubt About Ability to Continue as a Going Concern

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, and capital raising activities. We are still in our development and clinical stage and have not yet generated revenues. Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives.

We have incurred significant losses and negative cash flows from operations since our inception. For the years ended December 31, 2022 and 2021, we incurred losses of $8.8 million and $7.2 million, respectively, and had negative operating cash outflows of $6.5 million and $6.6 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of approximately $32.5 million. We have funded our operations to date primarily through equity financing and, as of December 31, 2022, we had cash and cash equivalents (including short term deposits) of approximately $10.2 million and a positive working capital of approximately $11.2 million.

We expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we believe we only have sufficient resources to fund operations through the end of Q4 2023, and we will be required to raise additional capital in the future to complete our clinical trials.  Therefore, there is substantial doubt about our ability to continue as a going concern.

Management's plans include continued commercialization of our products and raising capital through sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances, however, that we will successfully obtain the level of financing needed for our operations. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations.

These factors raise substantial doubt on the Company’s ability to continue to operate as a going concern. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Overview

To date, we have funded our operations primarily through proceeds from our initial public offering and private placements.  As of December 31, 2022, we had an accumulated deficit of approximately $32.5  million, cash and cash equivalents (including short term deposits) of approximately $10.2 million and a positive working capital of approximately $11.2 million.

On March 8, 2021, we entered into a definitive securities purchase agreement with certain institutional investors, or the Purchasers, for the purchase and sale of 1,304,346 ordinary shares, and warrants to purchase up to an aggregate of 652,173 ordinary shares at a combined purchase price of $4.60 per ordinary share and accompanying warrants. We received net proceeds of approximately $5.5 million from the private placement. The warrants are exercisable for a period of five and one half years from the date of issuance and have an exercise price of $4.60 per share, subject to adjustment as set forth in the warrants for share splits, share dividends, recapitalizations and similar events.  In July 2021, as a result of an exercise of warrants held by one of the Purchasers, we received gross proceeds of approximately $1.9 million.

We paid an aggregate of approximately $500,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 52,173 ordinary shares, at an exercise price of $5.06 per ordinary share and a term expiring on March 10, 2026.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability.  As a result of the initiation of our Phase 3 clinical trial in March 2023, along with our current cash position, we believe we will not have sufficient resources to fund operations until the end of our Phase 3 study. Therefore, there is substantial doubt about our ability to continue as a going concern.

We expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we believe we only have sufficient resources to fund operations through the end of Q4 2023, and we will be required to raise additional capital in the future to complete our clinical trials.  Therefore, there is substantial doubt about our ability to continue as a going concern.

Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

As of December 31, 2022, we had the following contractual obligations, as defined in the rules and regulations of the SEC.

	Payments due by period
	(US$ thousands)
	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total
Obligations under master clinical research organization agreement(1)	3,886	972	—	—	4,858
Obligations under master clinical trial agreement(2)	5,088	1,272	—	—	6,360
Total	$8,974	2,244	—	—	$11,218

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

Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	Years ended December 31,
	(US$ thousands)
	2022	2021	2020
Net cash used in operating activities	(6,459)	(6,553)	(2,557)
Net cash used in investing activities	(6,006)	(50)	(10)
Net cash provided by financing activities	—	7,484	17,310
(Decrease) Increase in cash and cash equivalents and restricted cash	(12,465)	881	14,743
Cash and cash equivalents and restricted cash, at the beginning of the year	16,571	15,690	947
Cash and cash equivalents and restricted cash, at the end of the year	4,106	16,571	15,690

Net cash used in operating activities

For the years ended December 31, 2022 and 2021, net cash used in operating activities was approximately $6.5 million, $6.6 million, respectively. The decrease of $0.1 million from the year ended December 31, 2022 to December 31, 2021 is due to an increase  in expenses for professional consulting, an increase in share-based compensation that was offset by a decrease in directors and officers insurance expenses.

For the years ended December 31, 2021 and 2020, net cash used in operating activities was approximately $6.6 million, $2.6 million, respectively. The increase is due to a significant increase of salary expenses for new employees, professional consulting expenses, clinical trials expenses and directors’ and officers’ insurance.

Net cash used in investing activities

For the years ended December 31, 2022 and 2021, the net cash used in investing activities was approximately $6.0 million, $.05 million respectively. The increase  during the year ended December 31, 2022 was due to investments in short-term deposits.

For the years ended December 31, 2021and 2020, the net cash used in investing activities was approximately $50,000 and $10,000 respectively.

Net cash provided by financing activities

For the year ended December 31, 2022, we had no cash provided by financing activities. For the year ended December 31, 2021, net cash provided by financing activities was approximately $7.5 million respectively. The decrease in net cash provided by financing activities was mainly due to the net proceeds received from our initial public offering and from the private investment in 2021 and 2020.

For the years ended December 31, 2021 and 2020, net cash provided by financing activities was approximately $7.5 million and $17.3 million, respectively. The decrease in net cash provided by financing activities was mainly due to the net proceeds received from our initial public offering and from the private investment.

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

We expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we believe we only have sufficient resources to fund operations through the end of Q4 2023, and we will be required to raise additional capital in the future to complete our clinical trials.  Therefore, there is substantial doubt about our ability to continue as a going concern.

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

Income taxes

In evaluating our valuation allowance, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, the net deferred tax assets have been fully offset by a valuation allowance.

As of December 31, 2022, we had net operating loss (“NOL”) carryforwards for income tax purposes of approximately $19.7 million.  Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

Share Based Compensation

General and administrative and research and development expenses include share-based compensation to the Company's employees and directors. Fair value of stock-option awards was determined using the Black-Scholes option pricing model, which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The expected share option term is calculated for share options granted to employees, non-employees and directors using the “simplified” method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 13, 2023. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 65 Yigal Alon St., Tel Aviv 6744316 Israel.

Name	Age	Position
Senior Management
Ilan Hadar	53	Chief Executive Officer and Chief Financial Officer
Prof. Eli Hazum	75	Chief Technology Officer and Director
Dr. Sigal Aviel	59	Chief Operating Officer
Rita Keynan	54	Vice President of Pharmaceutical Operations

Non-Employee Director
Dr. Ehud Geller	76	Chairman of the Board and Director
Efi Cohen-Arazi(1) (2) (3) (4)	68	Director
Dr. Ellen S. Baron(1) (2) (3)(4)	70	External Director
Augustine Lawlor(1) (2) (3)(4)	67	External Director

___________
(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director under Israeli Law
(4)	Independent Director under the Nasdaq Listing Rules

Senior Management

Ilan Hadar has served as our Chief Executive Officer and Chief Financial Officer since November 2020. Prior to joining us, Mr. Hadar served as Country Manager Israel and CFO at Foamix Pharmaceuticals Ltd. (now Nasdaq: VYNE) since 2014, where he was instrumental in building the organization and launching new innovative topical drugs in the U.S., as well as a focus on capital markets and M&A. Prior to Foamix, Mr. Hadar was Finance Director at Pfizer Pharmaceutical Ltd., where he oversaw all commercial, financial and operational activities of the local entity. From 2007 to 2011, Mr. Hadar served as Finance Manager at HP Indigo Ltd, a world-leading company in digital printing. Prior to that, Mr. Hadar was Finance Director at BAE Systems (FTSE:BA), the third-largest defense company in the world, where he was responsible for all financial activities of BAE Systems Israel. From 1998 to 2016, Mr. Hadar was Chief Financial Officer at Mango DSP, a global leader of Intelligent Video Solutions, where he was successful in building the company from the incubator stage to a multinational, multi-million dollar revenue-generating company. Mr. Hadar servedd on the Board of Directors at Kadimastem, a public Israeli biopharmaceutical company (TASE: KDST). Mr. Hadar received his MBA in Finance and Business Entrepreneurship and B.A. degree at The Hebrew University in Jerusalem, Israel.

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

Rita Keynan has served as our Vice President of Pharmaceutical Operations since January 2021. Mrs. Keynan brings over 25 years of managerial experience in the pharmaceutical industry. Mrs. Keynan has been responsible for drug development from early phase trials through NDA filings, including managing all chemistry, manufacturing and control (CMC) activities supporting product development, clinical supplies, scale-up, regulatory submissions and commercial manufacturing. Prior to joining PainReform, Mrs. Keynan served as Executive Director of Drug Development at VYNE Therapeutics Ltd., formerly Foamix Pharmaceuticals, where she managed the drug development department that included a team of nearly a dozen employees in Israel, as well as a CMO team in Europe. Additionally, Mrs. Keynan collaborated with functional areas including regulatory, clinical, and quality to ensure successful execution of drug development activities to meet project and company goals. Previously, Mrs. Keynan served as CMC Director, Head of CMC/Innovative Research and Development, and Project Manager at Foamix Pharmaceuticals Ltd., a clinical stage special pharmaceutical company. Mrs. Keynan is the co-inventor of over two dozen patents. Mrs. Keynan holds a B.Sc. in Chemistry and a M.Sc. in Pharmacy from the Hebrew University in Israel.

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

Compensation of Senior Management and Directors

Aggregate Executive Compensation

The following table presents in the aggregate all compensation paid or accrued to and benefits-in-kind granted to or accrued to all of our senior management and directors as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses	Pension, retirement and similar benefits	Value of Options Granted(1)
	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
All senior management and directors as a group, consisting of 8 persons	1,326	153	1,314

(1)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2022. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

Individual Compensation of Covered Executives The table and summary below outline the compensation granted to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2022 as required by the Companies Law. The Companies Law defines the term “office holder” of a company to include the chief executive officer (referred to in the Companies Law as the general manager), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Name and Position(1)	Salary	Social Benefits(2)	Bonuses	Value of Options Granted (3)	All Other Compensation(4)	Total
	(in thousands of U.S. dollars)
Ehud Geller, Chairman	-	-	-	91	150	241
Ilan Hadar, Chief Executive Officer	321	54	82	621	-	1,078
Eli Hazum Chief Technology Officer	-	-	-	91	144	235
Rita Keynan Vice President of Pharmaceutical Operations	216	55	44	208	-	523
Sigal Aviel Chief Operating Officer	233	44	52	28	-	357

(1)	All executive officers listed in the table were employed on a full-time basis during 2022.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.
(3)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2022. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

(4)	“All Other Compensation” includes chairman of the board of directors' annual fee and directors’ consulting related fees.

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

Mr. Hadar is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 13, 2023, we have granted Mr. Hadar options to purchase 471,390 ordinary shares.

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

Mr. Hazum is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 13, 2023, we have granted him options to purchase 60,000 ordinary shares under the 2019 option plan and Mr. Hazum was granted, in 2014, 153,882 options under the 2008 option plan.

Employment Agreement with Sigal Aviel. Dr. Sigal Aviel has provided consulting services to our company since October 2014 as Chief Operating Officer. On January 1, 2019, we entered into an employment agreement with Dr. Aviel pursuant to which she continues to serve as our Chief Operating Officer. Dr. Aviel’s employment agreement provides for 100% of full-time employment in consideration of a monthly gross base salary of approximately 61,000 NIS. Dr. Aviel will also be entitled to 22 days annual vacation days as well as full social benefits. The employment may terminate upon 60 days’ prior written notice by either party.

Ms. Aviel is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 13, 2023, we have granted Ms. Aviel options to purchase 125,000 ordinary shares under the 2019 option plan in 2022 and 51,166 options were granted in 2019.

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

Ms. Keynan is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 13, 2023, we have granted her options to purchase 238,952 ordinary shares.

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

On July 6, 2020, our shareholders approved a yearly payment of $150,000 to Dr. Ehud Geller in consideration of his services, payable quarterly, for his services as Chairman of our Board of Directors.

Dr. Ehud Geller is also entitled to receive options to purchase our ordinary shares from time to time. As of March 15, 2023, we have granted Dr. Ehud Geller options to purchase 60,000 ordinary shares.

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

Our Compensation Policy is designed to support the achievement of our long-term work plan goals and to ensure that:

●	Officers’ interests are as closely as possible aligned with our interests;

●	The correlation between pay and performance will be enhanced;

●	We will be able to recruit and retain top level executives capable of leading us to further business success, facing the challenges ahead;

●
Our officers will be motivated to achieve a high level of business performance without taking unreasonable risks. Therefore, the variable compensation component may not be based on extreme business performance goals which might potentially impose unreasonable risks on our officers; and

●	An appropriate balance between different compensation elements (e.g., fixed vs. variable, short-term vs. long-term and cash payments vs. equity-based compensation).

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

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

2008 PainReform Option Plan

We adopted our 2008 PainReform Option Plan, or the 2008 Plan, on August 7, 2008. The 2008 Plan has expired and no additional grants may be made. As of March 13, 2023, options to purchase 153,882 ordinary shares remain outstanding with an exercise price of $0.24 per share.

2019 PainReform Option Plan

We adopted our 2019 PainReform Option Plan, or the 2019 Plan, on July 2, 2019 and it is scheduled to expire on July 1, 2029. The 2019 Plan provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. On November 24, 2020, the board of directors approved the increase of the number of options available for grant under the 2019 Plan by 800,000 and in April 2022, the board of directors approved an additional increase in the number of options available to grant under the 2019 Plan by 1,000,000 options for a total of 2,019,456 options.  As of March 13, 2023, options to purchase 1,339,939 ordinary shares were outstanding with a weighted average exercise price of $1.44 per share, and options to purchase 679,517 ordinary shares were available for future issuance. Of such outstanding options, options to purchase 720,552 ordinary shares were vested as of March 15, 2023, with a weighted average exercise price of $1.50 per share.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

               None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 13, 2023 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 13, 2023. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Owned**
Senior Management and Directors
Ilan Hadar(1)	294,619	2.5%
Dr. Ehud Geller(2)	3,337,250	28.6%
Dr. Sigal Aviel(3)	129,291	1.1%
Rita Keynan(4)	149,345	1.3%
Prof. Eli Hazum(5)	198,882	1.7%
Ellen S. Baron(6)	45,000	* %
Augustine Lawlor(6)	45,000	* %
Efi Cohen-Arazi(6)	45,000	* %
All senior management and directors as a group (8 persons)	4,244,387	36.4%
More than 5% Shareholders
XT Hi-Tech Investments (1992) Ltd. (7)	852,959	7.3%
Medica III Investment group (2)	3,337,250	28.6%

*	Less than 1%

**	Based on 11,586,303 ordinary shares outstanding.

(1)
Consists of options to purchase 294,619 ordinary shares exercisable at $0.57 per share and expiring on November 23, 2032. Does not include options to purchase 176,771 ordinary shares exercisable at $0.57 per share and expiring on November 23, 2032, that vest in more than 60 days from March 13, 2023.

(2)
Consists of 3,337,250 beneficially owned by the Medica III Investment group which includes Medica III Investments (International) L.P. which holds 1,112,745 ordinary shares, Medica III Investments (Israel) L.P. which holds 404,455 ordinary shares, Medica III Investments (S.F.) L.P. which holds 439,574 ordinary shares, Medica III Investments (P.F.) L.P. which holds 236,573 ordinary shares, Medica III Investments (Israel) (B) L.P. which holds 571,429 ordinary shares, and Poalim Medica III Investments L.P. which holds 527,474 ordinary shares and Dr. Ehud Geller who holds 45,000 ordinary shares exercisable at $4.5. The beneficial owners under Medica Group are: MCP Opportunity Secondary Program III L.P 10.57%, NYC Police Pension Fund 8.8%, Quantum Partners LDC 13.2%, Migdal Insurance Company Ltd 8.8%. None of which include individuals who hold more than 5% interest. Medica III Management L.P., an entity held 50% by Dr. Ehud Geller and 50% by Batsheva Elran, is the managing entity of Medica III Fund. The principal business address of Medica III Investment is 60C Medinat Hayehudim, Herzliya, 4676670, Israel. Does not include options to purchase 15,000 ordinary shares approved for issuance to Mr. Geller. Such options are exercisable at $4.50 per share and expiring on February 23, 2031, that vest in more than 60 days from March 13, 2023.

(3)
Consists of options to purchase 129,291 ordinary shares exercisable at a weighted average exercise price of $0.57 and expiring on November 23, 2032. Does not include options to purchase 46,875 ordinary shares exercisable at $0.57 per share and expiring on November 23, 2032, that vest in more than 60 days from March 13, 2023.

(4)
Consists of options to purchase 149,345 ordinary shares exercisable at $0.57 per share and expiring on November 23, 2032. Does not include options to purchase 89,607 ordinary shares exercisable at $0.57 per share and expiring on November 23, 2032, that vest in more than 60 days from March 13, 2023.

(5)
Consists of options to purchase 153,882 ordinary shares exercisable at $0.24 per share and expiring on April 2, 2024 and options to purchase 45,000 ordinary shares exercisable at $4.50 per share and expiring on February 23, 2031. Does not include options to purchase 15,000 ordinary shares exercisable at $4.50 per share and expiring on February 23, 2031, that vest in more than 60 days from March 13, 2023

(6)
Consists of options to purchase 45,000 ordinary shares exercisable at $4.50 per share and expiring on February 23, 2031. Does not include options to purchase 15,000 ordinary shares exercisable at $4.50 per share and expiring on February 23, 2031, that vest in more than 60 days from March 13, 2023.

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

Record Holders

As of March 10, 2023, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 3 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 10.3% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 55.8% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

              To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

B.	Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2022.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from third parties. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

Relationships and Transactions with Directors and Executive Officers

Medica

The Medica III Investment group holds in the aggregate approximately 31.0% and 30.2% of our issued and outstanding share capital as of December 31, 2022 and 2021, respectively. Prof. Eli Hazum has been a partner and CSO of Medica Venture Partners since 1995.

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

Options

We have granted options to purchase our ordinary shares to certain of our officers and directors. See “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”. We describe our option plans under “Item 6.E. Share Ownership” and “Item 7.A. Major Shareholders.”

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

Certain U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences relating to an investment in the ordinary shares by U.S. Holders (as defined below). This summary deals only with ordinary shares that are held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment).  This summary does not address tax considerations of holders that may be subject to special tax rules, including, without limitation, dealers or traders in securities or currencies, brokers, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, grantor trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that mark their securities to market for U.S. federal income tax purposes, individual retirement and tax-deferred accounts, persons holding ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction, or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. Holders (as defined below) who own, directly, indirectly, or constructively, 10% or more of our outstanding stock, by vote or value. The discussion below is based upon the Code, final, temporary and proposed Treasury regulations promulgated thereunder, applicable administrative rulings and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local, or non-U.S. tax laws or any additional U.S. federal tax consequences other than U.S. federal income tax consequences. Furthermore, we will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ordinary shares and can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or will be sustained in a court if challenged.

As used in this summary the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. This summary does not consider the U.S. federal tax considerations to a person that is not a U.S. Holder. In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes generally depends upon the status of the partner and the activities of the partnership. The tax consequences to such a person or entity are not considered in this summary and such persons and entities should consult their tax advisors with respect to the U.S. federal tax consequences of investing in the ordinary shares.

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

Distributions on ordinary shares

As noted above, we have no current plans to pay dividends. However, subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” U.S. Holders are required to include in gross income the amount of any distribution paid on ordinary shares to the extent the distribution is paid out of our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders. A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the Nasdaq Capital Market). As discussed below under the heading “Passive Foreign Investment Company Consequences,” we believe that we were not a PFIC for U.S. federal income tax purposes for our 2022 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be or not be a PFIC in 2023 or any other year. In addition, a non-corporate U.S. Holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if certain holding period and other requirements are not met. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

Corporate U.S. Holders generally will not be allowed a “dividends-received deduction” generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations for dividends received from us.

The amount of a distribution with respect to our ordinary shares will be equal to the amount of cash and the fair market value of any property distributed plus the amount of any Israeli taxes withheld therefrom. The amount of any cash distributions paid in NIS will equal the U.S. dollar value of the NIS on the date of distribution based upon the exchange rate in effect on such date, regardless of whether the NIS are converted into U.S. dollars at that time, and U.S. Holders who include such distribution in income on such date will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the NIS into U.S. dollars on a later date, the U.S. Holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source income for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, U.S. Holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our ordinary shares.. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2022 taxable year and we do not expect to be a PFIC in the 2023 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be or not be a PFIC in the 2023 taxable year or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such lower-tier PFICs, such that a disposition by us of the shares of the lower-tier PFIC or receipt by us of a distribution from the lower-tier PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules even though the U.S. Holder does not receive any proceeds from those dispositions or distributions. There can be no assurance that a U.S. Holder will be able to make a QEF election with respect to any lower-tier PFICs in which we invest.  U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to an investment by us in a lower-tier PFIC.

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

Notwithstanding the default PFIC rules described in the preceding paragraphs, certain elections may be available that would result in alternative tax consequences; i.e., the “qualified electing fund” or “QEF” election and the “mark to market” election. If a U.S. Holder makes a timely and valid mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss resulting from the mark-to-market election. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election and any loss in excess of such amount will be treated as capital loss). The mark-to-market election is available only if we are a PFIC and the ordinary shares are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. The ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (i) a U.S. securities exchange that is registered with the Securities and Exchange Commission, (ii) the U.S. market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (iii) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (a) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors, and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced; and (b) the rules of such non-U.S. exchange effectively promote active trading of listed shares. No assurance can be given that the ordinary shares will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election is expected to be available to a U.S. Holder. A mark-to-market election will not apply to ordinary shares held by a U.S. Holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Such election will not apply to any lower-tier PFIC that we own. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to the ordinary shares.

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

If a U.S. Holder holds ordinary shares in any year in which we are treated as a PFIC, the U.S. Holder will be required to file IRS Form 8621 and may be subject to certain other information reporting requirements. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close until three years after the date on which the required information is filed.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

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

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk. We expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we believe we only have sufficient resources to fund operations through the end of Q4 2023, and we will be required to raise additional capital in the future to complete our clinical trials.  Therefore, there is substantial doubt about our ability to continue as a going concern.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, served as our independent registered public accounting firm for the year ended December 31, 2020 and through to October 21, 2021.

On December 9, 2021, Kesselman & Kesselman, was appointed as our principal independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, or Kesselman & Kesselman.

The following table provides information regarding fees paid or to be paid by us to Deloitte and to Kesselman & Kesselman for all services, including audit services, for the years ended December 31, 2022 and 2021

	Year Ended December 31,
	2022	2021
(USD in thousands)
Audit fees (1)	107	107
Audit-related fees	5	–
Tax fees	-	–
All other fees	23	34
Total	135	152

(1)
The audit fees for the years ended December 31, 2022 and 2021 include professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, statutory audits of the Company, issuance of consents and assistance with review of documents filed with the SEC.

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

4.1#	2019 Option Plan (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.2#	Compensation Policy (included as Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2022, and incorporated herein by reference)

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
The following financial information from PainReform Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

*	Filed herewith.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

PAINREFORM LTD.

Date: March 15, 2023	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer

PAINREFORM LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm (Firm Name: Kesselman & Kesselman / PCAOB ID No. 1309) (Firm Name: Brightman Almagor Zohar & Co / PCAOB ID No. 1197)	F-2

Balance Sheets	F-4

Statements of Comprehensive Loss	F-5

Statements of Changes in Convertible preferred shares and Shareholders’ Equity (Deficit)	F-6

Statements of Cash Flows	F-8

Notes to Financial Statements	F-9 - F-29

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of PainReform Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PainReform Ltd. (the “Company”) as of December 31, 2022 and 2021, and the related statements of comprehensive loss, changes in convertible preferred shares and shareholders’ equity (deficit) and cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has incurred recurring losses and negative cash flows from operations and has an accumulated deficit as of December 31, 2022 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel
March 15, 2023

We have served as the Company's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of PainReform Ltd.

Opinion on the Financial Statements

We have audited the statements of comprehensive loss, changes in convertible preferred shares and shareholders’ equity (deficit), and cash flows of PainReform Ltd. (the "Company") for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 18, 2021

We served as the Company's auditor since 2008.
In October 2021 we became the predecessor auditor.

PAINREFORM LTD.

BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		As of December 31,
	Note	2022	2021
Assets
Current assets:
Cash and cash equivalents		$4,096	$16,537
Short term deposit		6,085	-
Restricted cash	2f	10	34
Prepaid clinical trial expenses and deferred clinical trial costs	8b	1,728	1,728
Prepaid expenses and other current assets	3	365	721

Total current assets		12,284	19,020
Property and equipment, net		44	53

Total assets		$12,328	$19,073

Liabilities and shareholders’ equity

Trade payables		$209	$136
Employees and related liabilities		499	423
Accrued expenses	4	356	198

Total current liabilities		$1,064	$757

Non-current liabilities:
Provision for unrecognized tax positions	7f	243	234

Total non-current liabilities		243	234

Total liabilities		$1,307	$991

Commitments	8

Shareholders’ Equity:	10
Ordinary shares, NIS 0.03 par value; Authorized: 26,666,667 shares as of December 31, 2022 and 2021, respectively; Issued and outstanding: 10,634,166 and 10,482,056 shares as of December 31, 2022 and 2021, respectively.		$94	$94
Additional paid-in capital		43,446	41,715
Accumulated deficit		(32,519)	(23,727)

Total shareholders’ equity		11,021	18,082

Total liabilities and shareholders’ equity		$12,328	$19,073

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

		For the Year Ended December 31,
	Note	2022	2021	2020

Operating expenses:
Research and development expenses	11a	$(4,422)	$(2,860)	$(354)
General and administrative expenses	11b	(4,447)	(4,348)	(1,317)

Operating loss		(8,869)	(7,208)	(1,671)
Interest expenses		-	-	(987)
Other financial income (expenses), net	11c	86	(32)	(1,175)

Loss before taxes		(8,783)	(7,240)	(3,833)

Income tax expenses		(9)	(6)	(220)
Net loss and comprehensive loss		$(8,792)	$(7,246)	$(4,053)

Basic and diluted net loss per share	2p	$(0.82)	$(0.74)	$(1.25)

Weighted average number of shares of Ordinary Share used in computing basic and diluted net loss per share		10,661,170	9,812,234	3,243,943

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
U.S. dollars in thousands (except share data)

	Convertible preferred shares (Temporary equity)		Ordinary Shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	equity (deficit)

Balance as of January 31, 2020	2,954,267	$6,621	576,556	$5	$180	$(12,428)	$(12,243)

Conversion of preferred shares into ordinary shares	(2,954,267)	(6,621)	2,954,267	26	6,595	-	6,621

Conversion of convertible notes into ordinary shares	-	-	2,727,214	25	7,135	-	7,160

Share issuance under Initial Public Offering, net	-	-	2,500,000	22	17,288	-	17,310

Equity classification of a derivative warrant liability (Note 4)	-	-	-	-	1,552	-	1,552

Share-based compensation to employees	-	-	-	-	38	-	38

Share-based compensation to service providers	-	-	-	-	202	-	202

Operating lease provided by controlling shareholder	-	-	-	-	33	-	33

Net loss and comprehensive loss	-	-	-	-	-	(4,053)	(4,053)

Balance as of December 31, 2020	-	$-	8,758,037	$78	$33,023	$(16,481)	$16,620

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)
U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	equity (deficit)

Balance as of Jan 1, 2021	8,758,037	$78	$33,023	$(16,481)	$16,620

Share-based compensation to employees and directors	-	-	812	-	812

Share-based compensation to service providers	-	-	412	-	412

Shares and warrants issuance - Private Investment in Public Equity ("PIPE"), net	1,304,346	12	5,542	-	5,554

Exercise of warrants	419,673	4	1,926	-	1,930

Net loss and comprehensive loss	-	-	-	(7,246)	(7,246)

Balance as of December 31, 2021	10,482,056	$94	$41,715	$(23,727)	$18,082

Share-based compensation to employees and directors	-	-	1,389	-	1,389

Share-based compensation to service providers	-	-	342	-	342

Share issuance to service providers	152,110	*	-	-	*

Net loss and comprehensive loss	-	-	-	(8,792)	(8,792)

Balance as of December 31, 2022
	10,634,166	$94	$43,446	$(32,519)	$11,021

PAINREFORM LTD.

STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net loss	$(8,792)	$(7,246)	$(4,053)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15	7	(* )
Operating lease provided by controlling shareholder	-	-	33
Share-based compensation to employees	1,389	812	38
Share-based compensation to service providers	342	412	202
Interest expense and amortization of discount on convertible notes	-	-	987
Interest income	(85)	-	-
Revaluation of derivative warrant liability	-	-	1,105
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	356	(348)	(1,884)
Trade payables	73	(585)	720
Employees, related liabilities and accrued expenses	243	395	295
Net cash used in operating activities	(6,459)	(6,553)	(2,557)
Cash flows from investing activities

Purchase of property and equipment	(6)	(50)	(10)
Purchase of short-term deposit	(6,000)	-	-
Net cash used in investing activities	(6,006)	(50)	(10)
Cash flows from financing activities

Proceeds from exercise of warrants	-	1,930	-
Proceeds from issuance of ordinary shares
under Private Investment in Public Equity	-	6,000	-
Issuance costs	-	(446)	-
Proceeds from issuance of ordinary shares under Initial Public Offering, net	-	-	17,310
Net cash provided by financing activities	-	7,484	17,310
Net increase (decrease) in cash, cash equivalents and restricted cash	(12,465)	881	14,743
Cash, cash equivalents and restricted cash at the beginning of the year	16,571	15,690	947
Cash, cash equivalents and restricted cash at the end of the year	$4,106	$16,571	$15,690

(*)	Represents amount less than $1

Supplemental cash flow information:

	December 31,
	2022	2021	2020
Cash and cash equivalents	$4,096	$16,537	$15,677

Restricted cash	10	34	13

Total cash, cash equivalents, and restricted cash	$4,106	$16,571	$15,690

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
PainReform Ltd. ("the Company") was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.	Liquidity

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred significant losses and negative cash flows from operations and incurred losses of $8,792, $7,246 and $4,053 for the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company had negative operating cash outflows of $6,459, $6,553, and $2,557, respectively. As of December 31, 2022, the Company’s accumulated deficit was $32,519. The Company has funded its operations to date primarily through equity financing and has cash on hand (including short term deposits and restricted cash) of $10,191 as of December 31, 2022.

The Company expects to continue incurring losses, and negative cash flows from operations until its product, PRF-110, reaches commercial profitability. As a result of the initiation of the Company's Phase III clinical trial in March 2023, along with its current cash position, the Company does not have sufficient resources to fund operations until the end of its phase III study, nor to continue as a going concern for at least one year from the issuance date of these financial statements.

Management's plans include continued raising capital through sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances, however, that the Company's will successfully obtain the level of financing needed for its operations. If the Company is unsuccessful in raising capital, it may need to reduce activities, curtail, or abandon some or all of its operations, which could materially harm the Company’s business, financial condition and results of operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of this uncertainty.

On March 11, 2021, the Company closed a private placement of 1,304,346 ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares”) and accompanying warrants to purchase an aggregate of up to 652,173 Ordinary Shares at a combined purchase price of $4.60 per share and accompanying warrant resulting in gross proceeds of $6,000. The warrants are exercisable immediately at an exercise price of $4.60 per share and expire five and a half years from the issuance date.

On July 22, 2021, the Company issued 419,673 Ordinary Shares upon exercise of warrants for consideration totalling $1,930 (Note 10).

c.
The Company effected a 1-for-3 reverse split of the Company’s Ordinary Shares and convertible preferred shares on July 6, 2020. All issued and outstanding Ordinary Shares and convertible preferred share and related per share amounts contained in these financial statements have been retroactively adjusted to reflect this reverse share split for all periods presented. On September 3, 2020, the Company closed its initial public offering ("IPO") of 2,500,000 units at a price of $8.00 per unit. Each unit consisted of one Ordinary Share and one warrant to purchase one Ordinary Share. The ordinary shares and warrants were immediately separable from the units and were issued separately. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $8.80 per share. On October 5, 2020, the underwriters exercised their over-allotment option and were issued warrants to purchase 375,000 Ordinary Shares in return for proceeds of $3 per share. These warrants also expire five years from the date of issuance and have an exercise price of $8.80 per share. The Company received gross proceeds of approximately $20,000 (net proceeds of approximately $17.3 million after deducting underwriting discounts and commissions and other offering expenses).

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

d.
In December 2019, an outbreak of a novel coronavirus disease, or COVID-19, was first identified and began to spread across the globe and, in March 2020, the World Health Organization declared it a pandemic. This contagious disease has spread across the globe and is impacting economic activity and financial markets worldwide. While the spread of COVID-19 has not yet materially impacted the Company's operations nor affected management’s judgment and assumptions at the end of 2022, 2021 and 2020, the Company's previously anticipated timeline for its planned trials has been impacted by COVID-19, particularly in the manufacturing process. The extent to which COVID-19 continues to impact the Company's development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including the actions to contain COVID-19 or treat its impact, among others.

e.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict.

f.
The continued listing standards of Nasdaq require, among other things, that the minimum bid price of a listed company’s stock be at or above $1.00. If the closing minimum bid price is below $1.00 for a period of more than 30 consecutive trading days, the listed company will fail to comply with Nasdaq’s listing rules and, if it does not regain compliance within the grace period, will be subject to delisting. As previously reported, on August 16, 2022, the Company received a notice from the Nasdaq Listing Qualifications Department notifying us that for 30 consecutive trading days, the bid price of our ordinary shares had closed below the minimum $1.00 per share requirement. In accordance with Nasdaq’s listing rules, the Company were afforded a grace period of 180 calendar days, or until February 6, 2023, to regain compliance with the bid price requirement. In order to regain compliance, the bid price of ordinary shares must close at a price of at least $1.00 per share for a minimum of 10 consecutive trading days. On February 7, 2023, Nasdaq notified us that the Company were eligible for a second 180 day compliance period. If at anytime before August 7, 2023, the bid price of our ordinary shares closes at or above $1 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the listing standards of Nasdaq. If the Company fail to regain compliance by August 7, 2023, our ordinary shares will be subject to delisting.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

g.
The Company report our financial results in U.S. dollars. A portion of research and development and general and administrative expenses of our Israeli operations are incurred in New Israeli Shekel ("NIS"). As a result, the Company is exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS decline against the U.S. dollar, at a time when the rate of inflation in the cost of Israeli goods and services exceed the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during 2022 ,2021 and 2020. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), the Company may be exposed to material adverse effects from such movements. the Company cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

h.
In April 2022, the Company's board of directors decided to increase the number of reserved Ordinary Shares under the 2019 PainReform Option Plan (the “2019 Plan”) by an additional amount of 1,000,000 Ordinary Shares. As a result of the decision, the Company's option pool increased by an additional 1,000,000 ordinary shares (Note 10).

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. Estimates are primarily used for, but not limited to, valuation of share-based compensation, capitalization of software costs, valuation allowance and uncertain tax positions. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Financial statements in United States dollars:

The Company’s functional currency is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-U.S. dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average exchange rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation) - historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Short term deposit:

Bank deposits with original maturity dates of more than three months but at balance sheet date are less than one year are included in short-term deposits. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

f.	Restricted cash:

As of December 31, 2022 and 2021, the Company’s restricted cash consisted of immaterial bank deposits that were denominated in NIS. Restricted deposits are presented at cost including accrued interest. These bank deposits are used as securities for the Company's credit cards.

g.	Fair Value Measurements:

The carrying values of Company’s financial assets and liabilities, including cash and cash equivalents, restricted cash, other current assets, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. Assets and liabilities recorded at fair value in the financial statements are categorized as follows:

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

As of December 31, 2022, and 2021 no assets or liabilities are measured in fair value.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%

Computers, software and electronic equipment	33
Furniture and office equipment	7

i.	Research and development expenses:

Research and development costs include costs of payroll and related expenses of employees, subcontractors and consultants and other costs related to the Company's operation of its planned clinical trials. Research and development expenses are charged to the statements of comprehensive loss as incurred.

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

j.	Employee severance benefits:

The Company is required to make severance payments upon dismissal of an Israeli employee or upon termination of employment in certain circumstances.

In accordance with the current employment terms with all of its employees (Section 14 of the Israeli Severance Pay Law, 1963) located in Israel, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s full retirement benefit and severance obligation. The Company is relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected on the Company’s balance sheet, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies. The amounts of severance payment expenses were $60, $58 and $13 for the years ended December 31, 2022, 2021 and 2020, respectively.

k.	Legal and other contingencies:

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Management applies the guidance in ASC 450-20, “Loss Contingencies” when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be reasonable estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. Legal costs incurred in connection with loss contingencies are expensed as incurred.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. As of December 31, 2022, and 2021, the Company had a full valuation allowance on its deferred tax assets. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015‑17.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax positions as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2022 and 2021, the total gross amount of provision for unrecognized tax positions was $243 and $234, respectively (Note 7f). The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses and exchange differences in financial expense.

m.	Concentrations of credit risk:

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

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Convertible notes:

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

o.	Derivative warrant liability

Financial equity instruments that do not meet the US GAAP criteria for equity classification are classified as a liability at fair value and are adjusted to fair value at each reporting period. Changes in fair value are recognized in the Company’s statements of comprehensive loss in accordance with ASC 815, “Accounting for Derivative Financial Instruments”.

p.	Basic and diluted loss per share:

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of Ordinary Shares and vested Ordinary Shares issuable for little or no further consideration outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of potential Ordinary Shares outstanding when dilutive. Potential Ordinary Shares include outstanding stock options, restricted shares and warrants, which are included under the treasury stock method when dilutive.

For the years ended December 31, 2022, 2021 and 2020, all outstanding share options, restricted shares, convertible notes, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2022	2021	2020

Numerator:
Net loss applicable to shareholders of ordinary shares	$(8,792)	$(7,246)	$(4,053)

Denominator:
Shares of Ordinary Share and restricted shares used in computing basic and diluted net loss per share	10,661,170	9,812,234	3,243,943
Net loss per share of ordinary share, basic and diluted	$(0.82)	$(0.74)	$(1.25)

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Share-based compensation:

Share-based compensation to employees and consultants is accounted for in accordance with ASC 718, “Compensation - Share Compensation” (“ASC 718”), which requires estimation of the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period using the strait line method. The Company has elected to recognize forfeitures, as incurred. The Company grants share (“Share Based Compensation”) to its employees, officers, directors, and non-employees in consideration for services rendered (Note 10).

The Company accounts for Share-Based Compensation awards classified as equity awards using the grant-date fair value method. The fair value at grant-date of the issued equity award is recognized as an expense on a straight-line basis over the requisite service period. The fair value of each share option granted is estimated using the Black-Scholes option pricing model, which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The expected share option term is calculated for share options granted using the “simplified” method when the required conditions are met. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend pay outs. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

The Company elected to recognize Share-Based Compensation cost for awards with only service conditions that have a graded vesting schedule using the straight-line method based on the multiple-option award approach.

r.	Deferred offering costs

The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in-process equity financings until such financings are consummated. After the consummation of such equity financings, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs are written off to operating expenses. As of December 31, 2022 and 2021, there were no deferred offering costs.

s. Segment Reporting

The Company has one operating and reportable segment. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the chief operating decision maker, who is the Company’s Chief Executive Officer, for the purpose of assessing performance and allocating resources and for which discrete financial information is available.

t. Leases

In accordance with Accounting Standards Codification (“ASC”) 842, Leases, the Company determines whether an arrangement is or contains a lease at the inception of the arrangement and whether such a lease is classified as a financing lease or operating lease at the commencement date of the lease. The Company elected not to recognize the right-of-use assets and lease liabilities for short-term leases which it defines as leases with lease terms. The company defines a short-term lease if a lease has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

All of the Company's leases are classified as short-term. Lease expense for lease payments is recognized on a straight-line basis over the lease term in general and administrative (Note 8a).

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Recently adopted accounting pronouncement

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have a material impact on the Company’s financial statements and disclosures.

v.	Recently Issued Accounting Pronouncements Not Yet Adopted

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2022	2021

Receivables from governmental authorities	$55	$218
Prepaid expenses	310	473
Other	-	30

	$365	$721

NOTE 4:-	ACCURUED EXPENSES

	December 31,
	2022	2021

Directors’ fees	$33	$46
Manufacturing expenses	168	13
Advisors and legal expenses	155	139

	$356	$198

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS

During the year ended December 31, 2019, the Company issued warrants related to its convertible notes (refer to Note 6(b)). As of December 31, 2019, the warrants did not meet the US GAAP criteria for equity classification, and accordingly were classified as a derivative warrant liability and were measured at fair value on the issuance date and as of December 31, 2019, as well as through the date of consummation of the IPO, with changes in fair value recognized as financial expenses in the statements of comprehensive loss. On September 3, 2020, upon consummation of the IPO, the exercise price of the warrants and the number of shares to be issued upon exercise of the warrants were fixed (refer to Note 6(b)), such that they met the criteria for equity classification under US GAAP. Accordingly, the derivative warrant liability was classified to equity as of such date.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of these warrants is as follows:

	September 3,	December 31
	2020	2019
Exercise price	$6.72-$8.80	$2.55-$4.74
Expected volatility	72.29%	72.29%
Risk free rate	0.22%	1.5-1.67%
Expected life (years)	3.98-5	4.65-5
Dividend yield	-	-

NOTE 6:-	CONVERTIBLE NOTES

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

On September 3, 2020, upon consummation of the IPO, the outstanding balance of the 2019 Convertible Notes was converted into 312,170 units, each consisting of one Ordinary Share and one warrant to purchase one Ordinary Share, exercisable immediately, at an exercise price of $8.80 and with an expiry date of 5 years from the IPO closing date. Additionally, on the IPO consummation date, the amount and exercise price of the warrants originally granted in August and December 2019, was fixed at 297,589 warrants and at an exercise price of $6.72, each exercisable into a single unit (refer to Note 1(c)), consisting of one Ordinary Share and one warrant to purchase one Ordinary Shares, exercisable through September 3, 2025, at an exercise price of $8.80. Accordingly, since the warrants met the criteria of equity classification, the respective derivative warrant liability, was classified in equity (refer to note 5).

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	CONVERTIBLE NOTES (Cont.)

c.
On December 9, 2019, in connection with the 2019 Convertible Notes, the Company issued to the placement agent in the offering described above warrants (the “Agents' Warrants”) to purchase an aggregate of 55,785 Ordinary Shares, or units (refer to Note 6(b)), at an exercise price of $6.72 per unit. Each unit consists of one ordinary share and one warrant to purchase one Ordinary Share, exercisable through September 3, 2025, at an exercise price of $8.80. The Agents' Warrants expire on December 8, 2024.

As a result of the issuance of the Agents' Warrants, the Company recorded a discount on the convertible note, which was amortized as financial expense amounting to $65 for the year ended December 31, 2020.

NOTE 7:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Taxable income of the Company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2022, 2021 and 2020.

b.	Net operating loss carry forward:

As of December 31, 2022, and 2021, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $19,695 and $19,261, respectively. Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

c.	As of December 31, 2022, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2016.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2022	2021

Net operating loss carry forward	$4,530	$4,434

Research and development expenses	812	463
Other	34	21

Less: Valuation allowance	(5,376)	(4,918)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance on December 31, 2022, and 2021.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	TAXES ON INCOME (Cont.)

e.	Reconciliation of theoretical tax expenses to actual expenses

The primary difference between the statutory tax rate of the Company and the effective rate results virtually from the changes in valuation allowance in respect of carry forward tax losses, share based compensation expenses and research and development expenses due to the uncertainty of the realization of such tax benefits.

f.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	December 31,
	2022	2021	2020
Opening balance	$234	$220	$-
Tax positions taken in the current year		-	217
Interest and Exchange difference	9	14	3

Closing balance	$243	$234	$220

The balance of total unrecognized tax position as of December 31, 2022, 2021 and 2020 is $243, $234, $220 respectively, which, if recognized, would affect the effective tax rate in the Company's statements of comprehensive loss.

The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses and exchange differences in financial expense. The accrued interest and exchange difference related to uncertain tax positions and the expenses recognized during the year ended December 31, 2022, 2021 and 2020 is $9, $14, $3 respectively.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS:

a.
During the year ended December 31, 2020, the Company was party to a lease agreement with a related party for an annual fee of $33. As of December 31, 2020, the lease agreement with the related party was terminated.

On December 10, 2020, the Company entered into a new rental agreement with an un-related party for a period of twelve months starting on January 1, 2021, with an extension option for an additional twelve months, for an annual rental fee of $20. As of December 31, 2021, the agreement was terminated.

On July 26, 2021, the Company engaged in a new rental agreement for a period of twelve months starting on August 15, 2021. In August 2022, the company extended the lease for an additional 12 months up to August 2023. The company has an extension option for an additional twelve months subject to the Company's prior notice. The Company is not reasonably certain to exercise this extension option. The annual rent is $68.

b.
On November 13, 2020, and December 3, 2020, the Company entered into a Master Clinical Research Organization Agreement (the “First Agreement”) and a Master Clinical Trial Agreement (the “Second Agreement”) with Lotus Clinical Research (“Lotus”) as the Company's clinical research organization.

According to the agreements Lotus will serve as the clinical research organization for the Company's planned Phase 3 trials of PRF-110, which are expected to commence in March 2023 and to take place during the years 2023 - 2024. Under the First Agreement, the Company is obligated to pay an accumulated amount of approximately $2,907 based upon a milestone completion and under the Second Agreement an accumulated amount of approximately $7,107 based upon actual number of evaluable subjects.

During the fourth quarter of 2022 and throughout the first quarter of 2023 the company and the CRO negotiated the term of the first and the second agreements and mutually agreed to update the total milestone completion payment to $5,568 and to update the payment for the actual number of evaluable subject to $8,636.

As of December 31, 2022, and 2021, the Company accounted for the amounts of $1,728 as prepaid clinical trial expense and recorded $1,110 and $145 as clinical trials expenses in 2022 and 2021, respectively. No expenses were recorded in 2020.

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

NOTE 10:-	SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

The Ordinary Shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and to share in the distribution of dividends, if any, declared by the Company, and rights to receive a distribution of assets upon liquidation.

b.	Shares activity:

1.	On July 6, 2020, pursuant to the Company’s shareholders approval, the Company effected a 3-for-1 reverse split of the Company’s Ordinary Shares and convertible preferred shares.

2.
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

On October 5, 2020 the underwriters exercised their over-allotment option and were issued warrants to purchase 375,000 Ordinary Shares at a net amount of $3 per share. The warrants are exercisable through September 3, 2025, at an exercise price of $8.80.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

3.
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

4.	In April 2022, the Company issued 152,110 shares to Crescendo in connection with the first grant (Note 10d.5 and note 13).

c.	Warrants and warrants units:

The following table summarizes the warrants and warrants units outstanding as of December 31, 2022:

Type	Issuance Date	Number of warrants	Exercise price	Exercisable through
August 2019 warrants	August 22, 2019	205,268	$6.72 (*)	August 22, 2024
December 2019 warrants	December 9, 2019	148,106	$6.72 (*)	December 8, 2024
Warrants to underwriters	September 3, 2020	125,000	$10.00	September 1, 2025
Warrants to underwriters	October 5, 2020	375,000	$8.80	September 3, 2025
IPO warrants	September 3, 2020	2,812,170	$8.80	September 3, 2025
PIPE warrants	March 11, 2021	232,500	$4.60	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$5.06	March 8, 2026
TOTAL		3,950,217

(*) Each warrant is exercisable into one IPO unit consisting of one share and one IPO warrant with an exercise price of $8.80.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	Share-based compensation:

1.	The 2008 Plan

On August 7, 2008, the Board of Directors approved the adoption of the 2008 Share Option Plan (the “2008 Plan”). The 2008 Plan has expired, and no additional grants may be made.

As a result of the Modification, (A) 667,641 options were cancelled, comprised of (i) 51,166 options that had been granted in September 2019, at an exercise price of $3.34, (ii) 267,296 options that had been granted in November 2020, at an exercise price of $5.74, (iii) 133,652 options granted in January 2021, at an exercise price of $5.74, and (iv) 51,072 options granted in May 2021, at an exercise price of $3.01, and (ii) 164,455 options that had been granted in April 2022 at an exercise price of $1.06 (the “Cancelled Options”), and (B) 988,773 new options had been granted (including 21,268 option granted to a new employee) (the “New Options”).

The intrinsic value of share options outstanding and exercisable as of December 31, 2022 was $27.

2.	The 2019 Plan

On July 2, 2019, the Board of Directors approved the adoption of the 2019 Plan. Under the 2019 Plan, the Company may grant its officers, directors, employees and consultants share options of the Company. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable share option agreement, provided that no share option will be granted with a term in excess of 10 years.

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

In addition, the unrecognized compensation cost as of the date of Modification will be recognized over the vesting period of the new options. As a result, an amount of 50% of the unrecognized compensation cost of the cancelled options were vested immediately in the amount of $454, and the remaining unrecognized compensation cost will be recognized over the remaining vesting period and until December 31, 2022.

In April 2022, the Company’s board of directors approved the grant of options to purchase 164,455 Ordinary Shares of the Company to employees. The options were granted under the Company's 2019 plan. The fair value of share options granted was estimated using the Black Scholes option-pricing model, which requires several assumptions, of which the most significant are the expected share price, volatility, and the expected option term. The options vest over a four-year period, 4/16 of the options shall vest following the lapse of a period of twelve months commencing at the date of grant. The remaining 12/16 of the options shall vest on quarterly basis, so that 1/16 of the options shall vest on the expiry of each quarter. The weighted average grant date fair value per option was $0.89 with exercise price of $1.06.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

2.	The 2019 Plan (Cont.)

Modification of share-based compensation

On November 23, 2022 ("the commencement date"), the Company’s board of directors approved: (1) the cancellation of certain outstanding options granted to employees in September 2019 (which were fully vested), November 2020, January 2021, May 2021 and April 2022, and the grant of a greater number of replacement options thereof under the new terms with a lower exercise price of US $0.57 and a shorter vesting period (except for September 2019's grant). The effect of the modification is discussed in the next paragraph ("the modification") (2) The grant of 21,268 options to a new employee on the same terms of the replacement options granted to the rest of the Company's employees, as described above.

As a result of the Modification, (A) 667,641 options were cancelled, comprised of (i) 51,166 options that had been granted in September 2019, at an exercise price of $3.34, (ii) 267,296 options that had been granted in November 2020, at an exercise price of $5.74, (iii) 133,652 options granted in January 2021, at an exercise price of $5.74, and (iv) 51,072 options granted in May 2021, at an exercise price of $3.01, and (ii) 164,455 options that had been granted in April 2022 at an exercise price of $1.06 (the “Cancelled Options”), and (B) 988,773 new options had been granted (including 21,268 option granted to a new employee) (the “New Options”).

The New Options vest and become exercisable under the following schedule: 50% of the shares covered by the options are immediately vesting on the commencement date determined by the administrator (and in the absence of such determination, the date on which such options were granted), and 6.25% of the shares covered by the options at the end of each subsequent three-month period thereafter over the course of the following two years.

The Modification was considered as a Type I modification. The total incremental fair value of these options amounted to $165. An amount of 50% of the incremental fair value were vested immediately at the commencement date in the amount of $83 were recognized immediately, and the remaining incremental fair value will be recognized over the remaining vesting period through December 31, 2022.

In addition, the unrecognized compensation cost as of the date of Modification will be recognized over the vesting period of the new options. As a result, an amount of 50% of the unrecognized compensation cost of the cancelled options were vested immediately in the amount of $454, and the remaining unrecognized compensation cost will be recognized over the remaining vesting period and until December 31, 2022.

As of December 31, 2022, the Company had 619,387 unvested options. The total unrecognized compensation cost of employee options as of December 31, 2022 is $1,032.

The intrinsic value of share options outstanding as of December 31, 2022 was $9. The intrinsic value of share options exercisable as of December 31, 2022 was $9.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

3.
The following tables summarizes information about options granted to employees and directors:

The 2008 Plan

Share options outstanding and exercisable to employees and directors under the 2008 Plan are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life
		USD
Options outstanding at beginning of year	153,882	$0.24	2.25
Changes during the year:
Options granted	-	-	-
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding at end of year	153,882	$0.24	1.25
Options exercisable at end of year	153,882	$0.24	1.25

The 2019 Plan Share options outstanding and exercisable to employees and directors under the 2019 Plan are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life
		USD
Options outstanding at beginning of year	971,476	$4.51	8.72
Changes during the year:	361,280	3.58	8.14
Options granted	1,153,228	0.64	9.82
Options cancelled	667,641	4.19	8.21
Options exercised	-	-	-
Options forfeited	117,124	3.34	6.45
Options outstanding at end of year	1,339,939	$1.44	9.39
Options exercisable at end of year	720,552	$1.50	9.25

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

4.	The following table sets forth the assumptions that were used in determining the fair value of options granted to employees in 2019 plan for the years ended on December 31, 2022 and 2021:

	2022*	2021*
Expected term	5.28-6.07	5.86-6.11
Risk-free interest rates	2.69%-3.88%	0.52%-1.13%
Volatility	79.3%-82.6%	69.67%-78.99%
Dividend yield	-	-
Exercise price	$0.57-1.06	$3.013-5.738

* The assumptions presented above are the original assumptions used to determine the options fair value at the date of the grants. The assumptions used to determine the incremental value of the options at the modification date are as presented at the Company's options valuation.

The Company recognized $1,104, $713 and $18 during the years ended December 31, 2022, 2021 and 2020, respectively, as share-based compensation expenses which was included in general and administrative expenses, and $285, $99 and $20 during the years ended December 31, 2022, 2021 and 2020, respectively, as share-based compensation expense which was included in research and development expenses.

5.
In August 2020, the Company entered into an IR/PR service agreement (the “Service Agreement”) with Crescendo Communications, LLC (“Crescendo”), for a period of two years, commencing immediately after the IPO closing date, and in consideration for 3.75% of the Company's share capital fully diluted Pre-IPO. On August 23, 2020, the Company's Board of Directors approved the Service Agreement with Crescendo and the grant of 152,110 restricted Company's Ordinary Shares ("the first grant"). The Company recognized $275, $412 and $137 during the year ended December 31, 2022, 2021, and 2020, respectively, as share-based compensation expenses in respect with the first grant. In April 2022 the foregoing shares have been issued.

In May 2022, following discussions between the Company and Crescendo regarding the number of shares to which he is entitled, the Company's board of Directors approved the grant of an additional 86,965 of the Company's Ordinary shares, par value NIS 0.03 each to Crescendo ("the second grant"). During 2022 the Company has recognized $67 as share-based compensation expenses in connection with the second grant (Note 10d.4 and note 13).

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:
	Year ended December 31,
	2022	2021	2020

Subcontractors and consultants	$2,228	$1,654	$217
Payroll and related expenses	766	719	90
Share-based compensation expense	285	99	18
Clinical trials expenses	1,121	357	-
Other expenses	22	31	29

	$4,422	$2,860	$354

b.	General and administrative expenses:

	Year ended December 31,
	2022	2021	2020

Professional services	$1,489	$1,697	$727
Payroll and related expenses	780	688	154
D&O insurance	653	935	360
Rent and office maintenance	249	210	37
Share-based compensation expense	1,104	713	20
Other expenses	172	105	19

	$4,447	$4,348	$1,317

c.	Other financial income (expenses), net:

	Year ended December 31,
	2022	2021	2020

Interest income	160	-	-
Issuance expenses	-	-	(65)
Bank fees	(13)	(10)	(3)
Change in fair value of derivative warrant liability	-	-	(1,105)
Exchange rate differences	$(61)	$(22)	$(2)
Total other financial expenses, net	$86	$(32)	$(1,175)

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	RELATED PARTIES BALANCES AND TRANSACTIONS

a.
During the year ended December 31, 2019 the Company issued convertible notes in the amount of $95, to existing shareholders. As described under Note 6 above, the notes bore interest at an annual interest rate of 8%, compounded on the basis of a 365-day year and were convertible into convertible preferred shares of the Company.

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

c.
On January 26, 2020, the Company’s Board of Directors approved a one-time immediate payment of $150 and a payment of $37.5 on a quarterly basis (for such time as the service engagement continues) to the Chairman of the Board of Directors contingent upon shareholder approval, which was granted on July 6, 2020 and successful completion of Company’s IPO which closed on September 3, 2020.

d.
On February 23, 2021, the shareholders of the Company approved the grant of options to purchase an aggregate of 300,000 Ordinary Shares to three board members, the Chairman of the board of directors and to its Chief Technology Officer (who also serves as a director).

Balances with related parties:

	Year ended December 31,
	2022	2021	2020

Employees accrued salaries and bonuses	$359	$356	$79
Directors accrued fees expenses	33	82	35

	$392	$438	$114

Transactions with related parties:

	Year ended December 31,
	2022	2021	2020
Amounts charged to:
Research and development expenses	$702	$151	$-

General and administrative expenses	2,091	2,155	370

Interest expense on convertible notes	$-	$-	$251

NOTE 13:-	SUBSEQUENT EVENTS

In February 2023, the Company issued 86,965 Ordinary shares par value NIS 0.03, to Crescendo in connection with the second grant (Note 10d.5 and 10b.4).