Form 20-F
period 2023-12-31
PAINREFORM LTD.
filed 2024-02-29
CIK 1801834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-39481

PAINREFORM LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel	65 Yigal Alon St., Tel Aviv 6744316, Israel Tel: +972 3 7177050
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Ilan Hadar
Chief Executive Officer
65 Yigal Alon St.
Tel Aviv, Israel
Tel +972 3 7177051
Email: ihadar@painreform.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, par value NIS 0.3 per share	PRFX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 1,728,347 ordinary shares.

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

Item 17 ☐                  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐                   No ☒

INTRODUCTION

 Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “PainReform,” “we,” “us,” “our” and other similar designations refer to PainReform Ltd. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.3 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Annual Report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Annual Report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

On June 8, 2023, we effected a reverse share split of the ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.03 per share, were consolidated into one (1) ordinary share, par value NIS 0.30. July 3, 2023 was the first date when our ordinary shares began trading on Nasdaq after implementation of the reverse split.  Unless indicated otherwise by the context, all ordinary share, option, warrant and per share amounts as well as share prices appearing in this prospectus have been adjusted to give retroactive effect to the share split for all periods presented.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as implemented under the Jumpstart Our Business Startups Act, or the JOBS Act As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

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

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2025); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our ability to continue as a going concern;
●	our history of losses and need for additional capital to fund our operations, and our ability to obtain additional capital on acceptable terms, or at all;

●	our dependence on the success of our initial product candidate, PRF-110;

●	the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;

●	our limited experience managing clinical trials;

●	our ability to retain key personnel and recruit additional employees;

●	our reliance on third parties for the conduct of clinical trials, product manufacturing and development;

●	the impact of competition and new technologies;

●	our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas; and

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

●
We will need substantial additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce and/or eliminate our research and drug development programs or future commercialization efforts; and

●	Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our product candidates.

Risks Related to Our Drug Development and Business

●
We are dependent on the success of our initial product candidate, PRF-110, which is currently in a Phase 3 clinical trial, and future additional trials are currently planned. Our clinical trials of PRF-110 may not be successful. If we are unable to obtain approval for and commercialize PRF-110, or experience significant delays in doing so, our business will be materially harmed;

●	We have experienced delays in the manufacturing of our clinical trial batches and if we experience further delays, our business may be further harmed;

●	We are dependent on a single supplier from which we obtain some of our critical materials and components used in the manufacturing of PRF-110;

●	We have not yet commercialized any products or technologies, and we may never become profitable;

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

●
If third parties on which we will have to rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products; and

●
If our competitors develop and market products that are less expensive or more effective than our product, our revenues and results may be harmed and our commercial opportunities may be reduced or eliminated;

 Risks Related to Our Intellectual Property

●
If we are unable to maintain patent protection for our products, our competitors could develop and commercialize products and technology similar or identical to our product candidates, and our ability to successfully commercialize any product candidates we may develop, and our science may be adversely affected.

Risks Relating to Our Operations in Israel

●	Conditions in the Middle East and in Israel may harm our operations.

 Risks Relating to Our International Operations

●	Our international clinical trials may be delayed or otherwise adversely impacted by social, political and economic factors affecting the particular foreign country.

Risks Relating to Ownership of Our ordinary shares

●
If we fail to regain compliance with the Nasdaq minimum listing requirements, our ordinary shares will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our ordinary shares could be adversely affected if our ordinary shares are delisted;

●
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine;

●
Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters; and

●
If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

Risks Related to Our Financial Position and Need for Additional Capital

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the year ended December 31, 2023 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2023, indicating that there is a substantial doubt about our ability to continue as a going concern. As of December 31, 2023, we had total cash and cash equivalents (including restricted cash) of $8.0 million. See “Item 5.B Liquidity and Capital Resources”. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We have incurred significant losses and negative cash flows from operations since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.

We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. During the three years ended December 31, 2023, 2022, and 2021, we incurred losses of approximately $9.3 million, $8.8 million and $7.2 million, respectively. As of December 31, 2023, we had an accumulated deficit of $41.9 million. We have not yet commercialized our initial drug candidate, PRF-110, or our drug delivery system and cannot be sure that we will ever be able to do so. Even if we commercialize PRF-110, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval and successfully commercialize PRF-110.

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

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We may need to transition from a research-focused company to a company capable of supporting commercial activities, and we may not be successful in such a transition.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter, and year to year, due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual periods as indications of future operating performance.

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

We expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we believe we only have sufficient resources to fund operations through the third quarter of 2024, and we will be required to raise additional capital in the future to complete our clinical trials.  Therefore, there is substantial doubt about our ability to continue as a going concern.

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

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the current wars between Israel and Hamas, and between Russian and Ukraine, which may exacerbate the magnitude of the factors discussed above.

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

Risks Related to Our Drug Development and Business

We are dependent on the success of our initial product candidate, PRF-110, which is currently in a Phase 3 clinical trial, and future additional trials are currently planned. Our clinical trials of PRF-110 may not be successful. If we are unable to obtain approval for and ultimately commercialize PRF-110 or experience significant delays in doing so, our business will be materially harmed.

Our future success is substantially dependent on our ability to timely obtain marketing approval for, and then successfully commercialize, PRF-110, our lead product candidate, which is currently in a Phase 3 clinical trial. We are investing all of our efforts and financial resources in the research and development of PRF-110. Our business currently depends entirely on the successful development and commercialization of PRF-110. We currently have no drugs approved for sale and generate no revenues from sales of any products, and we may never be able to develop a marketable product.

PRF-110 will require additional clinical development, evaluation of clinical and manufacturing activities, compliance with regulatory requirements, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote PRF-110 before we receive marketing approval from the Food and Drug Administration, or FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of PRF-110 will depend on several factors, including the following:

●
establishing supply arrangements with third-party raw materials and components suppliers, and drug product manufacturers who can manufacture clinical trial and commercial quantities of PRF-110, and developing, validating and maintaining a commercially-viable manufacturing process that is compliant with current Good Manufacturing Practices, or cGMP, at a scale sufficient to meet anticipated demand, which will ultimately enable us to reduce our cost of manufacturing;

●	successfully initiating patient enrollment and completion of additional clinical trials on a timely basis;

●	our ability to demonstrate PRF-110’s safety, tolerability and efficacy to the FDA and any comparable foreign regulatory authority for marketing approval;

●	timely receipt of marketing approvals for PRF-110;

●	maintaining patent protection, trade secret protection and regulatory exclusivity, both in the U.S. and internationally;

●	successfully defending and enforcing our proprietary rights in our intellectual property portfolio;

●	avoiding and successfully defending against any claims that we have infringed, misappropriated or otherwise violated any intellectual property of any third party;

●	the performance of any future collaborations;

●	our ability to timely complete any post-marketing approval commitments required by the FDA or other applicable regulatory authorities;

●	establishing scaled production arrangements with third-party manufacturers to obtain finished products that are compliant with cGMP and appropriately packaged for commercialization;

●	successful launch of commercial sales following any marketing approval;

●	maintaining an acceptable safety profile following any marketing approval;

●	commercial acceptance by patients, the medical community and third-party payors;

●	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

●	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments; and

●	our ability to compete with other post-operative pain, or POP, treatments.

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

We have experienced delays in the manufacturing of our clinical trial batches and if we experience further delays, our business may be further harmed.

We do not currently have the ability to manufacture the compounds that we need to conduct our clinical trials and, therefore, rely upon, and intend to continue to rely upon, certain manufacturers to produce and supply our drug candidates for use in clinical trials and for future sales. In 2021, we encountered issues in the manufacturing process for PRF-110, which resulted in a delay in the commencement of our planned Phase 3 clinical trials. We conducted process improvements to comply with FDA and EU and EU member states’ manufacturing standards regulations. In March 2023, we commenced the first of our Phase 3 clinical trials for pain treatment of patients undergoing bunionectomy. In June 2023, we received an FDA query regarding our API manufacturer, which caused a delay in our study, until September 2023.

If the first trial is successful, we plan to conduct a second trial for pain treatment of hernia repair operations. If the FDA or any other comparable foreign regulatory authority finds a failure in our manufacturing processes, validation procedures, and specifications, or facilities of our third-party manufacturers, we may be required to further delay or suspend our planned Phase 3 clinical trials or any other clinical trials or otherwise discontinue development and production of PRF-110. In addition, if our contract manufacturers or other third parties fail to deliver PRF-110 for clinical use on a timely basis, with sufficient quality, and at reasonable prices, and we fail to find replacement manufacturers or sources, we may also be required to delay or suspend clinical trials or otherwise discontinue development and production of PRF-110.

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

We are dependent on a single supplier from which we obtain some of our critical materials and components used in the manufacturing of PRF-110.

Some of the critical materials and components used in manufacturing PRF-110 are sourced from single suppliers. While we are currently in the process of identifying and testing alternative sources for key components used in manufacturing of PRF-110, an interruption in the supply of a key material could significantly delay our research and development process or increase our expenses for the commercialization or development of our products. In the event of supply chain interruption, materials or components needed for our drug delivery technologies may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required or if the materials traditionally have not been used in pharmaceutical products.

 We have not yet commercialized any products or technologies, and we may never become profitable.

We have not yet commercialized any products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including:

●	the timing of regulatory approvals in the requested countries, for the applications we seek;

●	competitive market environment;

●	the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products;

●	our ability to enter into strategic agreements with pharmaceutical and biotechnology companies with strong marketing and sales capabilities;

●	the adequacy and success of distribution and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

To successfully develop our drug candidates, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability. Our future success depends to a large extent on the continued services of our senior management and key personnel, including in particular, Ilan Hadar, Prof. Eli Hazum, Dr. Sigal Aviel and Rita Keynan.  Any loss of the services of members of our senior management would adversely affect our business. We do not currently maintain key-person insurance on the lives of any of our key personnel.

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

If the clinical trials fail to satisfy the criteria required, the FDA or other regulatory agencies/authorities may request additional information, including additional clinical data, and additional clinical studies, before approval of marketing a product. Negative or inconclusive results or medical events during a clinical trial could also cause us to delay or terminate our development efforts. If we experience delays in the testing or approval process, or if we need to perform more or larger clinical trials than originally planned, our financial results and the commercial prospects for our drug candidates and technologies may be materially impaired.

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

In the U.S., the Congress and the recent presidential administrations have enacted or are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell PRF-110, if approved, and to do so profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access.

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

 In addition, the Inflation Reduction Act (IRA) of 2022 was signed into law in August 2022.  This law, which, among other things, permits Medicare to negotiate the price of certain high expenditure, single source drugs and biological drugs.  The maximum fair prices that are negotiated for these drugs will apply beginning with initial price applicability in 2026. The number of drugs to be selected and negotiated will depend on whether the drugs are high in expenditures and will be limited each year in the number of drugs subject to a preset negotiation structure. Following a phased implementation, ultimately there will be 20 drugs that will be subject to price negotiation by 2029 and thereafter.  This legislative change will likely result in reductions in Medicare payments and other health care expenditures that may impact the product candidates in the future. Any reimbursement policies instituted by Medicare or other federal health care programs may result in similar policies from private payors.

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

We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to or store our confidential information. We do not conduct audits or formal evaluations of our third-party vendors’ information technology systems and cannot be sure that our third-party vendors have sufficient measures in place to ensure the security and integrity of their information technology systems and our confidential and proprietary information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed.  As previously disclosed, during the quarter ended June 30, 2022, we identified a material weakness in our internal control over financial reporting relating to a cybersecurity incident in which a third party impersonated a supplier of services by using a falsified email domain account and requested us to wire a payment to a false bank account. As a result, we transferred an amount of $165,000 to the third party (a fictitious vendor). We were able to recover most of the falsely obtained payment from our financial institution, but have established a reserve for the amount of the disbursement that we have no assurance will be recoverable. Other than the above incident, we have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks to date. We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition.  Furthermore, cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.

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

Risks Relating to Our Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Our executive office and research and development facilities are located in Israel. Most of our officers and directors are residents of Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023 whereby Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. As of the date of this Annual Report, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date of this Annual Report, we currently have 6 full-time and 1 part-time employees, with 6 employees located in Israel and 1 employee located outside of Israel.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical trials of PRF-110. Of the seven clinical sites currently participating in our clinical trials, none are located in Israel. Additionally, in 2021, we put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International, a U.S.-based contract manufacturing organization for the purpose of manufacturing our clinical trial batches. As such, our clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. if the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities.  Such clashes may escalate in the future into a greater regional conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during 2022 or 2023. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of the inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

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

As previously reported, on August 16, 2022, we received a notice from the Nasdaq Listing Qualifications Department notifying us that for 30 consecutive trading days, the bid price of our ordinary shares had closed below the minimum $1.00 per share requirement. In accordance with Nasdaq’s listing rules, we were afforded a grace period of 180 calendar days, or until February 6, 2023, to regain compliance with the bid price requirement. In order to regain compliance, the bid price of ordinary shares must close at a price of at least $1.00 per share for a minimum of 10 consecutive trading days. On February 7, 2023, Nasdaq notified us that we were eligible for a second 180-day compliance period, until August 7, 2023, to regain compliance with the the minimum bid price requirement. On July 18, 2023, we received notice from Nasdaq indicating that we have regained compliance with the minimum bid price requirement under Nasdaq Rules 5550(a)(2).

    If we are delisted from Nasdaq, our ordinary shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ordinary shares, it may be extremely difficult or impossible for shareholders to sell their ordinary shares in the United States. Moreover, if we are delisted from Nasdaq, but obtain a substitute listing for our ordinary shares in the United States, it will likely be on a market with less liquidity, and therefore, experience potentially more price volatility than experienced on Nasdaq. Shareholders may not be able to sell their ordinary shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our ordinary shares are delisted from Nasdaq, the price of our ordinary shares is likely to decline. A delisting of our ordinary shares from Nasdaq could also adversely affect our ability to obtain financing for our operations and/or result in a loss of confidence by investors, or employees.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts between Israel and Hamas, and between Russia and Ukraine.

   U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Israel and Hamas and the ongoing conflict between Russia and Ukraine (for a description of our risks resulting from the military conflict between Israel and Hamas, see “Risk Factors— Risks Relating to Our Operations in Israel — Security, political and economic instability in the Middle East may harm our business.”

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

    We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our shares held by non-affiliates equals or exceeds $700 million as of any June 30th before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we intend to rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. Together with adequate disclosure controls and procedures, effective internal controls are designed to prevent fraud. Any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, may require prospective or retroactive changes to our financial statements, or may identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act, or the JOBS Act, or a "non-accelerated filer" under SEC rules, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to the date that is the last date of the fiscal year that includes the fifth anniversary of our first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2025). An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

As previously disclosed, during the quarter ended June 30, 2022, we identified a material weakness in our internal control over financial reporting relating to a cybersecurity incident in which a third party impersonated a supplier of services by using a falsified email domain account and requested us to wire a payment to a false bank account. As a result, we transferred an amount of $165,000 to the third party (a fictitious vendor). We were able to recover most of the falsely obtained payment from our financial institution, but have established a reserve for the amount of the disbursement that we have no assurance will be recoverable.

We have implemented significant changes to our internal control procedures with respect to payments to suppliers that seek to provide alternate bank account information to us. We have also updated our information technology procedures in order to prevent future cybersecurity incidents. In addition, we have enhanced our organizational awareness of cybersecurity, our information security and our vendor/payment validation procedures within our organization. As a result, we believe we have put in place the proper policies, procedures and controls to remediate the material weakness. See “Item 5.E — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.”

Although as of December 31, 2022, the material weaknesses in our internal control over financial reporting had been remediated, there can be no assurance that we will not suffer from other material weaknesses or significant deficiencies in the future. If we fail to maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ordinary shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

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

As of February 29, 2024, our directors and executive officers collectively and beneficially own approximately 22% of our outstanding ordinary shares. The interests of such persons may differ from the interests of our other shareholders. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the following actions:

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

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the average value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2023 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. In any taxable year in which we are characterized as a PFIC for U.S. federal income tax purposes, a U.S. Holder, (as defined below) that owns ordinary shares could face adverse U.S. federal income tax consequences, including having gains realized on the sale of ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on ordinary shares by U.S. Holders who are individuals, and having interest charges apply to distributions by us and the proceeds of ordinary share sales. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF.  These elections would result in an alternative treatment (such as mark-to-market treatment) of the ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. If we are a PFIC in any year, U.S. Holders may be subject to additional Internal Revenue Service, or IRS, filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC.   U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see “10.E – Taxation – Certain U.S. Federal Income Tax Consequences.”

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

We are an emerging growth company, as defined in Section 2(a) of the  Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement (i.e., December 31, 2025), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

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

In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States, for pain treatment of patients undergoing bunionectomy, successfully completing the first part of the Phase 3 clinical study soon thereafter in a PK study of 15 patients undergoing bunionectomy.

In May 2023, we announced that our supplier of API received a deficiency notice from the FDA related to the supplier’s DMF—the file on record with FDA representing the manufacturing process and facility to produce the API. As a result of this notice, the second part of our first Phase 3 clinical trial was delayed until September 2023, once the required information was provided to the FDA, resolving the deficiency notice.  None of the issues raised were related to our PRF-110 product.  In October 2023, we reactivated our clinical study, enrolling the first patients in the second part of the Phase 3 trial. We expect our study will ultimately include up to 415 patients in the double-blind study multiple clinical sites in the U.S., measuring pain reduction by PRF-110 over 72 hours, compared with placebo and Naropin® (ropivacaine).

After the successful completion of our first Phase 3 clinical trial of patients undergoing bunionectomy, we plan to initiate a second trial for pain treatment of hernia repair operations.

 We engage Pharmaceutics International Inc, a US based CMO for the purpose of manufacturing our clinical trial batches. In 2021, we encountered issues with our former contract manufacturing organization, or CMO, in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting the manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International Inc, a U.S.-based CMO for the purpose of manufacturing our clinical trial batches. During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues with product stability which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues by further improving the manufacturing process, and in March 2023, we commenced our Phase 3 clinical trial of PRF-110.

We believe that there is a great unmet need for effective, long-lasting, non-opiate treatments for post-operative pain. The North American post-operative pain treatment market was estimated at $12 billion, and is expected to reach $16 billion and $45 billion worldwide by the end of 2026. These market projections are based on the current generation of post-operative pain products, which largely consist of systemically administered opiates. At present, most of the available analgesics are dosed every four to six hours, requiring nursing attention when in the hospital, or discharge of the patients with an excess of drugs to treat anticipated pain. This exposure to opiates is a significant risk factor leading to opiate abuse disorder (Hah, et al. Chronic Opioid Use After Surgery: Implications for Perioperative Management in the Face of the Opioid Epidemic. 2017). PRF-110 was created to prolong analgesia at the surgical site, thus facilitating early post-operative ambulation, speeding recovery and reducing time in hospital. In addition, it is anticipated that PRF-110 will reduce opiate exposure and thereby lessen the risk of opiate abuse disorder.

Every year, starting in 2017, there are more than 50 million surgical procedures performed annually in the U.S. in both hospitals and in ambulatory surgery centers. We believe that many of these invasive and painful procedures should be eligible for treatment with extended-release ropivacaine through our product, PRF-110. As reported in Pharmacotherapy, 2013, 99% of all surgeries are treated with opiates. The extended-release nature of PRF-110 is intended to reduce pain for up to 72 hours from the time of surgery, thereby obviating/diminishing the need for additional pain medications. There are currently available several extended-release products, mainly Exparel with revenues of over $500 million in 2022 and Zynrelef, with $10 million of revenues in 2022.

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

Phase 3 Clinical Trials

In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States, for pain treatment of patients undergoing bunionectomy, successfully completing the first part of the Phase 3 clinical study soon thereafter in a PK study of 15 patients undergoing bunionectomy.

In May 2023, we announced that our supplier of API received a deficiency notice from the FDA related to the supplier’s DMF—the file on record with FDA representing the manufacturing process and facility to produce the API. As a result of this notice, the second part of our first Phase 3 clinical trial was delayed until September 2023, once the required information was provided to the FDA, resolving the deficiency notice.  None of the issues raised were related to our PRF-110 product. In October 2023, we reactivated our clinical study, enrolling the first patients in the second part of the Phase 3 trial. We expect our study will ultimately include up to 415 patients in the double-blind study multiple clinical sites in the U.S., measuring pain reduction by PRF-110 over 72 hours, compared with placebo and Naropin® (ropivacaine).

          After the successful completion of our first Phase 3 clinical trial of patients undergoing bunionectomy, we plan to initiate a second trial for pain treatment of hernia repair operations.

We engage Pharmaceutics International Inc, a US based CMO for the purpose of manufacturing our clinical trial batches. In 2021, we encountered issues with our former contract manufacturing organization, or CMO, in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting the manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International Inc, a US based CMO for the purpose of manufacturing our clinical trial batches. During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues with product stability which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues by further improving the manufacturing process, and in March 2023, we commenced our Phase 3 clinical trial of PRF-110.

The bunionectomy Phase 3 trial is a randomized, double-blind, placebo- and active-controlled, multicenter study to evaluate the analgesic efficacy and safety of intra-operative administration of PRF-110 following unilateral bunionectomy. The study is conducted in two parts. In the first part, at total of 15 patients was enrolled in an open label study at a single site in which PRF-110 was administered intra-operatively to measure safety and plasma concentration levels. All safety requirements including plasma concentration levels were met, and the study proceeded to the second part. In the second part, we plan on randomizing approximately 400 patients. PRF-110 is administered intra-operatively and patients are divided into three cohorts, PRF-110, Naropin® (ropivacaine), and placebo in a 2:2:1 ratio. The primary efficacy endpoint is mean area under the curve, or AUC, of the numerical rating scale, or NRS, of pain intensity scores over 72 hours (AUC0-72) for PRF110 compared with placebo. Secondary efficacy endpoints include mean AUC0-72 of the NRS of pain intensity scores for PRF110 compared with plain ropivacaine, total post-surgery opioid consumption (in morphine equivalents) over 72 hours for PRF110 compared with saline placebo, the proportion of subjects who are opioid-free through 72 hours for PRF110 compared to that of plain ropivacaine, the total postoperative opioid consumption through 72 hours for PRF110 compared to that of plain ropivacaine. Safety endpoints include incidence of treatment emergent adverse events and serious adverse events, physical examination, vital signs and wound healing. After successful completion of the first trial, we plan to initiate the hernia repair clinical trial based on a similar study design.

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

●
If and when approved for commercial sale, we intend to capitalize on the opportunity and carry out post-approval trials in a number of additional surgical indications, including breast augmentation/reduction, bariatric procedures, hysterectomy, cholecystectomy as well as orthopedic procedures including joint replacements and open fracture repair. We intend to capitalize on these opportunities to become the leader in opiate-free, long-acting local and regional analgesia.

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

    We engage Pharmaceutics International Inc, a US based CMO for the purpose of manufacturing our clinical trial batches. In 2021, we encountered issues with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International Inc.  a U.S.-based CMO for the purpose of manufacturing our clinical trial batches. During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues with product stability which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues by further improving the manufacturing process, and in March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States.

In June 2023, while we were ready to initiate the second part of our first Phase 3 clinical trial of PRF-110 in patients undergoing bunionectomy surgery, we had to stop the initiation and announce that our supplier of the API has received a deficiency notice from the FDA related to our supplier’s DMF. The DMF is the file on record with FDA representing the manufacturing process and facility to produce the API. As a result, the second part of our first Phase 3 trial was delayed and re-commenced once the required information has been provided by the supplier to the FDA and the deficiency notice has been resolved, which happened in September 2023.  None of the issues raised were related to the Company’s PRF-110 product.  Following the FDA review process of the DMF in September 2023, the Company received a letter from the FDA, removing any objections for use of the API manufactured by the DMF holder. In October 2023, we reactivated the clinical study and enrolled the first patients in the second part of the Phase 3 trial with our contract research organization, which will include up to 415 patients in the double-blind study multiple clinical sites in the U.S., measuring pain reduction by PRF-110 over 72 hours compared with placebo and Naropin® (ropivacaine).

After the successful completion of our first Phase 3 clinical trial of patients undergoing bunionectomy, we plan to initiate a second trial for pain treatment of hernia repair operations.

Some of the critical materials and components used in manufacturing PRF-110 are sourced from single suppliers. While we are currently in the process of identifying and testing alternative sources for key components used in manufacturing of PRF-110, an interruption in the supply of a key material could significantly delay our research and development process or increase our expenses for the commercialization or development of our products. In the event of supply chain interruption, materials or components needed for our drug delivery technologies may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required or if the materials traditionally have not been used in pharmaceutical products.

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

Patent portfolio

As of February 28, 2024, our patent portfolio includes sixteen (16) issued patents, of which three (3) are U.S. patents and thirteen (13) are foreign patents in Australia, Canada, China, India, Israel, Japan, and the Russian Federation. In addition, the portfolio includes two (2) foreign patent applications that are pending in the European Patent Office.

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

If we are able to successfully develop PRF-110 for postoperative pain management, we will compete with Exparel® (bupivacaine liposome injectable suspension, marketed by Pacira Pharmaceuticals, Inc.), Zynrelief®  a bupivacaine formulation marketed by Heron Therapeutics Inc., which also contains a synthetic polymer and a small amount of a nonsteroidal anti-inflammatory drug, meloxicam, MARCAINE (bupivacaine, marketed by Hospira, Inc.) and generic forms of bupivacaine; NAROPIN (ropivacaine, marketed by Fresenius Kabi USA, LLC) and generic forms of ropivacaine; and potentially other products in development. Additional competitive development programs include:

●	Posimir by Durect (DRRX). A bupivacaine collagen matrix was recently approved by the FDA for only arthroscopic subacromial decompression (niche market ~600,000 annual procedures in the U.S.).

●	Xaracoll by Innocoll, a surgically implantable and bioresorbable bupivacaine-collagen matrix, FDA approved the product for only open inguinal hernia repair.

●	Allay Therapeutics ATX-101, a product based on bupivacaine is in development stage.

●	TLC590, from the Taiwan Liposome Company, is a liposomal formulation of ropivacaine that completed Phase II trials in patients following hernia surgery.
●	Cali Biosciences developing an injectable ropivacaine formulation CPL-01 which is currently in phase III for bunion and hernia; and

●	Vertex pharmaceuticals, which completed phase III clinical studies in abdominoplasty and bunionectomy with VX-548, a selective NaV1.8 inhibitor.

Recent Developments Affecting Our Business

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. Nevertheless, our clinical and business development activities remain on track. See also Risk Factors – “Conditions in the Middle East and in Israel may harm our operations.”.

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

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from several alternative sources, including investigator-initiated trials that are not sponsored by the company. Under federal law, the submission of most NDAs is additionally subject to an application user fee, which as of 2022, the standard fee for an NDA submission is approximately $3.1 million. However, fees may be waived or reduced for certain circumstances, such as for drugs intended to treat rare diseases or for companies with limited financial resources.

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

Employees

As of December 31, 2023, we had seven full-time employees engaged in research and development, operations, and administration.

We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including drug product manufacture and quality assurance.

C.	Organizational Structure

We currently have no subsidiaries.

D.	Property, Plant and Equipment

We have facilities in Tel Aviv, Israel. Our Tel Aviv facilities consist of approximately 2,300 square feet of office space under a lease that expires in August 22, 2024. The annual cost of the lease and management services cost is approximately $66,000. We believe that our existing facilities are adequate for our current needs; however, we may require additional space and facilities as our business expands.

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

On June 8, 2023, we effected a reverse share split of the ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.03 per share, were consolidated into one (1) ordinary share, par value NIS 0.30. July 3, 2023 was the first date when our ordinary shares began trading on Nasdaq after implementation of the reverse split.  Unless indicated otherwise by the context, all ordinary share, option, warrant and per share amounts as well as share prices appearing in this prospectus have been adjusted to give retroactive effect to the share split for all periods presented.

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

During 2022, we were preparing for the launch of our first Phase 3 clinical trial of PRF-110, for pain treatment of patients undergoing bunionectomy. In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States.

In June 2023, while we were ready to initiate the second part of our first Phase 3 clinical trial of PRF-110 in patients undergoing bunionectomy surgery, we had to stop the initiation and announce that our supplier of the API has received a deficiency notice from the FDA related to our supplier’s DMF. The DMF is the file on record with FDA representing the manufacturing process and facility to produce the API. As a result, the second part of our first Phase 3 trial was delayed and re-commenced once the required information has been provided by the supplier to the FDA and the deficiency notice has been resolved, which happened in September 2023.  None of the issues raised were related to the Company’s PRF-110 product.  Following the FDA review process of the DMF in September 2023, the Company received a letter from the FDA, removing any objections for use of the API manufactured by the DMF holder. In October 2023, we reactivated the clinical study and enrolled the first patients in the second part of the Phase 3 trial with our contract research organization, which will include up to 415 patients in the double-blind study multiple clinical sites in the U.S., measuring pain reduction by PRF-110 over 72 hours compared with placebo and Naropin® (ropivacaine).

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

During the year ended December 31, 2023, we completed two registered direct offerings and a warrant exercise transaction, resulting in gross proceeds of $5.6 million (net proceeds, after deduction of issuance costs, were $4.6 million).

As of December 31, 2023, 2022 and 2021, we had approximately $8.0 million, $10.2 million, and $16.5 million in cash and cash equivalents (including short term deposits), respectively. We recorded net losses of $9.3 million, $8.8 million, and $7.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, and had negative operating cash outflows of $6.6 million, $6.5 million and $6.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of approximately $41.9 million.

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

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs. In addition, if our current or future drug candidates are approved for sale, we expect that we will incur expenses associated with building our commercial and distribution infrastructure.

Financial (Income) Expenses, Net

Financial (income) expenses, net, primarily consists of interest from deposits, Issuance costs of warrants, change in fair value of derivative warrant liability, losses from warrants issuing, bank management fees and commissions and exchange rate differences expenses.

A.	Operating Results

 The table below provides our results of operations for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022	2021
Statements of comprehensive loss data:	(US$ thousands)
Research and development	6,035	4,422	2,860
General and administrative	3,549	4,447	4,348
Total operating loss	9,584	8,869	7,208
financial (income) expenses, net	(248)	(86)	32
Loss before taxes	9,336	8,783	7,240
Income tax expense	8	9	6
Net loss	9,344	8,792	7,246

Operating Expenses

Research and development expenses.

Research and development expenses were $6.0 million for the year ended December 31, 2023, compared to $4.4 million for the year ended December 31, 2022, an increase of $1.6 million or 36.4%.  The increase in research and development expenses during 2023 period is primarily due to increase of $3.2 million in clinical trials and manufacturing expenses that was offset by a decrease of $1.2 million in subcontractors and consultants’ expenses.

Research and development expenses were approximately $4.4 million for the year ended December 31, 2022, compared to approximately $2.9 million for the year ended December 31, 2021, an increase of approximately $1.5 million or 51.7%. The increase in research and development expenses during 2022 is primarily due to the preparation associated with our planned Phase 3 trials and an increase in share compensation expenses.

General and administrative expenses.

General and administrative expenses were approximately $3.6 million for the year ended December 31, 2023, compared to approximately $4.4 million for the year ended December 31, 2022, a decrease of approximately $0.8 million, or 18.2%. The decrease in general and administrative expenses is primarily due to decrease in insurance costs and certain professional services costs.

General and administrative expenses were approximately $4.4 million for the year ended December 31, 2022 compared to approximately $4.3 million for the year ended December 31, 2021, an increase of approximately $0.1 million, or 2.3%. The increase in general and administrative expenses is primarily due to the increased share compensation expense, which was offset by a decrease in directors’ and officers’ liability insurance premiums costs and expenses.

Financial income (expenses).

Financial income were $248,000 for the year ended December 31, 2023, compared to financial income of approximately $86,000 for the year ended December 31, 2022, an increase of approximately $162,000 or 188.4%. The increase was primarily due to a financial income of $1.7 million resulting from a change in valuation of warrants that were issued in 2023 and interest income from bank deposits of $406,000, which  was offset by $1.5 million resulting from losses from warrants issuance and issuance  costs of $368,000.

Financial Income net was $86,000 for the year ended December 31, 2022 compared to financial expenses of approximately $32,000 for the year ended December 31, 2021, an increase of approximately $118,000. The increase was primarily due to income from deposits in 2022.

Net loss.

Net loss for the year ended December 31, 2023 was approximately $9.3 million, compared to a net loss of approximately $8.8 million for the year ended December 31, 2022, an increase of approximately $0.5 million or 5.7%, due to the factors discussed above.

Net loss for the year ended December 31, 2022 was approximately $8.8 million, compared to a net loss of approximately $7.2 million for the year ended December 31, 2021, an increase of approximately $1.6 million or 22.2%, due to the factors discussed above.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in total annual gross revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these provisions that allow for reduced reporting and other burdens.

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

We have incurred significant losses and negative cash flows from operations since our inception. For the years ended December 31, 2023 and 2022, we incurred losses of $9.3 million and $8.8 million, respectively, and had negative operating cash outflows of $6.6 million and $6.5 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of approximately $41.9 million. We have funded our operations to date primarily through equity financing and, as of December 31, 2023, we had cash and cash equivalents (including restricted cash) of approximately $8.0 million and a positive working capital of approximately $7.4 million.

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position and the resources required to re-initiate the second part of our Phase 3 clinical trial of PRF-110, which happened in the third quarter of 2023, we believe we only have sufficient resources to fund operations through the end of the third quarter of 2024. As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

Management's plans include continued commercialization of our products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

Management's plans include continued raising capital through sale of additional equity securities, debt or capital inflows from strategic partnerships.

There are no assurances, however, that we will successfully obtain the level of financing needed for our operations. If we are unsuccessful in raising capital, we may need to reduce activities, curtail, or abandon some or all of our operations, which could materially harm the Company’s business, financial condition and results of operations.

These factors raise substantial doubt on the Company’s ability to continue to operate as a going concern. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Overview

To date, we have funded our operations primarily through proceeds from our initial public offering and private placements.  As of December 31, 2023, we had an accumulated deficit of approximately $41.9 million, cash and cash equivalents (including restricted cash) of approximately $8.0 million and a positive working capital of approximately $7.4 million.

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

On July 14, 2023, we sold to a certain institutional investor an aggregate of 117,930 ordinary shares in a registered direct offering at a purchase price of $9.00 per share, and pre-funded warrants to purchase up to 183,300 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $2.7 million.  In addition, we issued to the investor unregistered warrants to purchase up to an aggregate of 301,230 ordinary shares in a concurrent private placement. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $9.00 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We paid an aggregate of $176,220 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $50,000.

             On July 18, 2023, we sold to a certain institutional investor an aggregate of 145,000 ordinary shares in a registered direct offering at a purchase price of $9.00 per share, and pre-funded warrants to purchase up to 21,666 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $1.5 million.  In addition, we issued to the investor unregistered warrants to purchase up to an aggregate of 166,666 ordinary shares in a concurrent private placement. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $9.00 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We paid an aggregate of $97,500 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $30,000.

On December 26, 2023, we entered into an inducement offer letter agreement, or the Inducement Letter, with a certain holder, or the Holder, of certain of our existing warrants to purchase up to (i) 301,230 ordinary shares issued on July 14, 2023 at an exercise price of $9.00 per ordinary share, or the July 14 Warrants, and (ii) 166,666  ordinary shares issued on July 18, 2023 at an exercise price of $9.00 per ordinary share, or the July 18 Warrants and together with the July 14, Warrants, the Existing Warrants. The closing of the transactions contemplated pursuant to the Inducement Letter occurred on December 28, 2023.

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 467,896 ordinary shares at a reduced exercise price of $2.85 per ordinary share, resulting in gross proceeds to the Company of approximately $1.3 million, in consideration of our agreement to issue new warrants to purchase ordinary shares, or the New Warrants, as described below, to purchase up to an aggregate of 935,792 ordinary shares, or the New Warrant Shares, at an exercise price of $2.85 per ordinary shares. We paid an aggregate of approximately $93,000 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $25,000. We also agreed to pay a cash fee equal to 6.5% of the aggregate gross proceeds received from the Holder’s exercise of the Existing Warrants to the placement agent in our registered direct offerings that closed in July 2023 as a tail financing fee.

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we believe we only have sufficient resources to fund operations through the end of the third quarter of 2024. As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the current wars between Israel and Hamas, and between Russian and Ukraine, which may exacerbate the magnitude of the factors discussed above.

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

As of December 31, 2023, we had the following contractual obligations, as defined in the rules and regulations of the SEC.

	Payments due by period
	(US$ thousands)
	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total
Obligations under master clinical research organization agreement(1)	2,192	—	—	—	2,192
Obligations under master clinical trial agreement(2)	6,991	—	—	—	6,991
Total	$9,183	—	—	—	$9,183

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

Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

	Years ended December 31,
	(US$ thousands)
	2023	2022	2021
Net cash used in operating activities	(6,679)	(6,459)	(6,553)
Net cash provided by (used in) investing activities	5,991	(6,006)	(50)
Net cash provided by financing activities	4,616	—	7,484
Effect of Exchange rate changes on cash, cash equivalents and restricted cash	2	—	—
(Decrease) Increase in cash and cash equivalents and restricted cash	3,930	(12,465)	881
Cash and cash equivalents and restricted cash, at the beginning of the year	4,106	16,571	15,690
Cash and cash equivalents and restricted cash, at the end of the year	8,036	4,106	16,571

Net cash used in operating activities

For the years ended December 31, 2023 and 2022, net cash used in operating activities was approximately $6.7 million, and $6.5 million, respectively. An increase of $0.2 million. The increase was mainly due to an increase of payments for clinical trials and manufacturing that was offset by change in warrant liability valuation.

For the years ended December 31, 2022 and 2021, net cash used in operating activities was approximately $6.5 million, and $6.6 million, respectively. The decrease of $0.1 million from the year ended December 31, 2022 to December 31, 2021 is due to an increase in expenses for professional consulting, an increase in share-based compensation that was offset by a decrease in directors and officers insurance expenses.

Net cash used in investing activities

For the years ended December 31, 2023 the net cash provided by investing activities was approximately $6.0 million and net cash used in investing activities was $6 million in the year ended December 31, 2022. The increase during the year ended December 31, 2023 was mainly due to proceeds from short term deposits in 2023 and purchase of short term deposits in 2022.

For the years ended December 31, 2022 and 2021, the net cash used in investing activities was approximately $6.0 million, and $50,000, respectively. The increase during the year ended December 31, 2022 was due to investments in short-term deposits.

Net cash provided by financing activities

For the year ended December 31, 2023, net cash provided by financing activities was approximately $4.6 million. For the year ended December 31, 2022 we had no cash provided by financing activities. The increase in net cash provided by financing activities was mainly due to proceeds from issuance of shares and warrants in 2023 and exercise of warrants.

For the year ended December 31, 2022, we had no cash provided by financing activities. For the year ended December 31, 2021, net cash provided by financing activities was approximately $7.5 million. The decrease in net cash provided by financing activities was mainly due to the net proceeds received from our initial public offering and from the private investment in 2021.

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

 We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position and the resources required to re-initiate the second part of our Phase 3 clinical trial of PRF-110, which happened in the third quarter of 2023, we believe we only have sufficient resources to fund operations through the end of the third quarter of 2024. As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

Clinical Trial Accruals

Clinical trial costs are charged to research and development expense as incurred. We accrue for expenses resulting from contracts with CROs, investigators and consultants, and under certain other agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. Our objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made to a CRO, the payments will be recorded as a prepaid clinical trial expenses, which will be expensed as services are rendered.

The CRO contracts generally include pass-through fees including, but not limited to, regulatory expenses, investigator fees, travel costs and other miscellaneous costs, including shipping and printing fees. We estimate our clinical accruals based on reports from and discussion with clinical personnel and outside services providers as to the progress or state of completion of trials, or the services completed. We estimate accrued expenses as of each balance sheet date based on the facts and circumstances known at that time. Our clinical trial accrual is dependent, in part, upon the receipt of timely and accurate reporting from the CROs and other third-party vendors.

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

As of December 31, 2023, we had net operating loss (“NOL”) carryforwards for income tax purposes of approximately $24.8 million.  Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

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

The following table sets forth certain information relating to our directors and senior management as of February 29, 2024. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 65 Yigal Alon St., Tel Aviv 6744316 Israel.

Name	Age	Position
Senior Management
Ilan Hadar	54	Chief Executive Officer and Chief Financial Officer
Prof. Eli Hazum	76	Chief Technology Officer and Director
Dr. Sigal Aviel	60	Chief Operating Officer
Rita Keynan	55	Vice President of Pharmaceutical Operations

Non-Employee Director
Dr. Ehud Geller	77	Chairman of the Board and Director
Efi Cohen-Arazi(1) (2) (3) (4)	69	Director
Dr. Ellen S. Baron(1) (2) (3)(4)	71	External Director
Augustine Lawlor(1) (2) (3)(4)	68	External Director

___________
(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director under Israeli Law
(4)	Independent Director under the Nasdaq Listing Rules

Senior Management

Ilan Hadar has served as our Chief Executive Officer and Chief Financial Officer since November 2020. Prior to joining us, Mr. Hadar served as Country Manager Israel and CFO at Foamix Pharmaceuticals Ltd. (now Nasdaq: VYNE) since 2014, where he was instrumental in building the organization and launching new innovative topical drugs in the U.S., as well as a focus on capital markets and M&A. Prior to Foamix, Mr. Hadar was Finance Director at Pfizer Pharmaceutical Ltd., where he oversaw all commercial, financial and operational activities of the local entity. From 2007 to 2011, Mr. Hadar served as Finance Manager at HP Indigo Ltd, a world-leading company in digital printing. Prior to that, Mr. Hadar was Finance Director at BAE Systems (FTSE:BA), the third-largest defense company in the world, where he was responsible for all financial activities of BAE Systems Israel. From 1998 to 2016, Mr. Hadar was Chief Financial Officer at Mango DSP, a global leader of Intelligent Video Solutions, where he was successful in building the company from the incubator stage to a multinational, multi-million dollar revenue-generating company. Since June 2023, Mr. Hadar serves on the Board of Directors at Silexion Therapeutics Ltd., a private Israeli biopharmaceutical company. From 2019 to 2022 Mr. Hadar served on the Board of Directors at Kadimastem, a public Israeli biopharmaceutical company (TASE: KDST). Mr. Hadar received his MBA in Finance and Business Entrepreneurship and B.A. degree at The Hebrew University in Jerusalem, Israel.

Prof. Eli Hazum served as our acting Chief Executive Officer from 2012 to November 2020 and our Chief Technology Officer since April 2018 and a director of our company since December 2019. Since October 2021, he has also served as the Chief Executive Officer of Regentis Biomaterials Ltd. He has been a partner and CSO of Medica Venture Partners since 1995. Prior to joining Medica, Prof. Hazum spent five years at Glaxo Inc. as Head of the Department of Receptor Research and Metabolic Diseases and as a member of the Corporate Committee for New Technology Identification in osteoporosis, worldwide. Mr. Hazum received his Ph.D. degree in the field of hormone biochemistry from the Weizmann Institute of Science, BSc and MSc degrees in Chemistry from Tel Aviv University and an executive MBA degree from Humberside University in the UK. Mr. Hazum devotes 60% of his time to the company.

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

Non-Employee Directors

Dr. Ehud Geller has been the Chairman of our Board of Directors since November 2008. Since 1995, he has been the General Partner of Medica Venture Partners and since 2022, he has served as the Chairman of the Board of Directors of Regentis Biomaterials Ltd.  Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries (NYSE:TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of Ikapharm Ltd. He served as the President and CEO of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange (TASE). Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in pharmaceutical/chemical engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners.  Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis.

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

Augustine Lawlor has served as a director of the company since September 2020. Mr. Lawlor has been the Managing Director of HealthCare Ventures since 2000. Mr Lawlor has been the Chief Operating Officer of Leap Therapeutics since 2016. Prior to joining HealthCare Ventures, Mr. Lawlor served as Chief Operating Officer of LeukoSite Inc. Mr. Lawlor serves on the board of a number of private companies. He received a B.A. from the University of New Hampshire and a master's degree in management from Yale University.

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

Compensation of Senior Management and Directors

Aggregate Executive Compensation

The following table presents in the aggregate all compensation paid or accrued to and benefits-in-kind granted to or accrued to all of our senior management and directors as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses	Pension, retirement and similar benefits	Value of Options Granted(1)
	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
All senior management and directors as a group, consisting of 8 persons	1,269	160	776

(1)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2023. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

Individual Compensation of Covered Executives The table and summary below outline the compensation granted to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2023 as required by the Companies Law. The Companies Law defines the term “office holder” of a company to include the chief executive officer (referred to in the Companies Law as the general manager), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Name and Position(1)	Salary	Social Benefits(2)	Bonuses	Value of Options Granted (3)	All Other Compensation(4)	Total
	(in thousands of U.S. dollars)
Ehud Geller, Chairman	-	-	-	126	150	276
Ilan Hadar, Chief Executive Officer	287	55	62	159	-	562
Eli Hazum Chief Technology Officer	-	-	-	126	144	270
Rita Keynan Vice President of Pharmaceutical Operations	200	57	45	51	-	353
Sigal Aviel Chief Operating Officer	245	48	52	6	-	352

(1)	All executive officers listed in the table were employed on a full-time basis during 2023.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.
(3)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2023. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

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

Employment Agreement with Ilan Hadar: On November 25, 2020 we entered into an employment agreement with Ilan Hadar pursuant to which Mr. Hadar began serving as our Chief Executive Officer and Chief Financial Officer. Mr. Hadar’s current gross monthly salary is NIS 76,320. Mr. Hadar is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 15-1/3% of his gross monthly salary, up to 2-1/2% of his gross monthly salary for disability insurance and 7-1/2% of his gross monthly salary for a study fund. The foregoing amounts are paid by us.  7% percent of his gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Mr. Hadar is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

Mr. Hadar is also entitled to receive options exercisable into our ordinary shares from time to time. As of February 29, 2024, we have granted Mr. Hadar options to purchase 47,139 ordinary shares.

The term of Mr. Hadar’s employment is indefinite, unless earlier terminated for cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 90 days’ (3 months) advanced notice. Furthermore, a standard twelve (12) months after termination non-competition clause is included in the Agreement.

Consulting Agreement with Eli Hazum. On April 1, 2018, we entered into a consultancy agreement with Prof. Hazum under which he was engaged to serve as our CEO on a 3 days per week basis. In December 2019, he was appointed as our Chief Technology Officer. In consideration for his services, Prof. Hazum is entitled to a monthly fee of $12,000.00.  The engagement may be terminated upon 60 days’ prior written notice by either party.

Mr. Hazum is also entitled to receive options exercisable into our ordinary shares from time to time. As of February 29, 2024, we have granted him options to purchase 24,000 ordinary shares under the 2019 option plan and Mr. Hazum was granted, in 2014, 15,388 options under the 2008 option plan.

Employment Agreement with Sigal Aviel. Dr. Sigal Aviel has provided consulting services to our company since October 2014 as Chief Operating Officer. On January 1, 2019, we entered into an employment agreement with Dr. Aviel pursuant to which she continues to serve as our Chief Operating Officer. Dr. Aviel’s employment agreement provides for 100% of full-time employment in consideration of a monthly gross base salary of approximately 65,000 NIS. Dr. Aviel will also be entitled to 22 days annual vacation days as well as full social benefits. The employment may terminate upon 60 days’ prior written notice by either party.

Ms. Aviel is also entitled to receive options exercisable into our ordinary shares from time to time. As of February 29, 2024, we have granted Ms. Aviel options to purchase 12,500 ordinary shares under the 2019 option plan in 2022 and 5,117 options were granted in 2019.

Employment Agreement with Rita Keynan: On November 23, 2020 we entered into an employment agreement with Rita Keynan pursuant to which Ms. Keynan will begin serving as our V.P. Operations commencing on January 1, 2021. Ms. Keynan current gross monthly salary is NIS 55,120. Ms. Keynan is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 15-1/3% of her gross monthly salary, up to 2-1/2% of her gross monthly salary for disability insurance and 7-1/2% of her gross monthly salary for a study fund. The foregoing amounts are paid by us.  7% percent of her gross monthly salary is deducted for the manager’s insurance policy and 2-1/2% is deducted for the study fund. Ms. Keynan is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a company automobile and mobile phone.

Ms. Keynan is also entitled to receive options exercisable into our ordinary shares from time to time. As of February 29, 2024, we have granted her options to purchase 23,895 ordinary shares.

The term of Ms. Keynan’s employment agreement is indefinite, unless earlier terminated for cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice. Furthermore, a standard twelve (12) months after termination non-competition clause is included in the Agreement.

Compensation of Directors

At our extraordinary general meeting held in February 2021 our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors the following fees: (i) our non-executive directors (other than the external directors) are each entitled to an annual payment of between $13,835.00 to $23,745.00 and $350 per meeting, and (ii) our external directors are each entitled to the fixed compensation set under the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5764-2000, or the Remuneration Regulations. Under the current Remuneration Regulations, each external director is entitled to an annual payment of between $13,835.00 to $23,745.00 a $450 per meeting. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, or the Compensation Policy.

On July 6, 2020, our shareholders approved a yearly payment of $150,000.00 to Dr. Ehud Geller in consideration of his services, payable quarterly, for his services as Chairman of our Board of Directors.

Dr. Ehud Geller is also entitled to receive options to purchase our ordinary shares from time to time. As of February 29, 2024, we have granted Dr. Ehud Geller options to purchase 24,000 ordinary shares.

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

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

2008 PainReform Option Plan

We adopted our 2008 PainReform Option Plan, or the 2008 Plan, on August 7, 2008. The 2008 Plan has expired and no additional grants may be made thereunder. As of February 29, 2024, options to purchase 15,388 ordinary shares remain outstanding with an exercise price of $2.40 per share.

2019 PainReform Option Plan

We adopted our 2019 PainReform Option Plan, or the 2019 Plan, on July 2, 2019 and it is scheduled to expire on July 1, 2029. The 2019 Plan provides for the grant of options to our directors, officers, employees, consultants, advisers, and service providers. On November 24, 2020, the board of directors approved the increase of the number of options available for grant under the 2019 Plan by 80,000 and in April 2022, the board of directors approved an additional increase in the number of options available to grant under the 2019 Plan by 100,000 options for a total of 201,946 options.  As of February 29, 2024, options to purchase 177,133 ordinary shares were outstanding with a weighted average exercise price of $12.32 per share, and options to purchase 24,813 ordinary shares were available for future issuance. Of such outstanding options, options to purchase 142,629 ordinary shares were vested as of February 29, 2024, with a weighted average exercise price of $13.90 per share.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after February 29, 2024. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned		Percentage Owned**
Senior Management and Directors
Ilan Hadar(1)	38,300		2.2%
Dr. Ehud Geller(2)	347,228		19.9%
Dr. Sigal Aviel(3)	15,273		*
Rita Keynan(4)	19,414		1.1%
Prof. Eli Hazum(5)	33,388		1.9%
Ellen S. Baron(6)	6,000		*	%
Augustine Lawlor(7)	6,000		*	%
Efi Cohen-Arazi(8)	18,000		*	%
All senior management and directors as a group (8 persons)	483,603		25.7%
More than 5% Shareholders
Armistice Capital, LLC (9)	172,957	(10)	9.99	%(9)
XT Hi-Tech Investments (1992) Ltd. (11)	106,588		6.2%
Medica III Investment group (2)	347,228		19.9%

*	Less than 1%

**	Based on 1,728,347 ordinary shares outstanding.

(1)
Consists of options to purchase 38,300 ordinary shares exercisable at $5.70 per share and expiring on November 23, 2032. Does not include options to purchase 8,839 ordinary shares exercisable at $5.70 per share and expiring on November 23, 2032, that vest in more than 60 days from February 29, 2024.

(2)
Consists of 347,228 beneficially owned by the Medica III Investment group which includes Medica III Investments (International) L.P. which holds 111,275 ordinary shares, Medica III Investments (Israel) L.P. which holds 40,446 ordinary shares, Medica III Investments (S.F.) L.P. which holds 43,958 ordinary shares, Medica III Investments (P.F.) L.P. which holds 23,658 ordinary shares, Medica III Investments (Israel) (B) L.P. which holds 57,143 ordinary shares, and Poalim Medica III Investments L.P. which holds 52,748 ordinary shares and Dr. Ehud Geller who holds options to purchase 18,000 ordinary shares that are currently exercisable or will be exercisable within 60 days from February 29, 2024. The beneficial owners under Medica Group are: MCP Opportunity Secondary Program III L.P 10.57%, NYC Police Pension Fund 8.8%, Quantum Partners LDC 13.2%, Migdal Insurance Company Ltd 8.8%. None of which include individuals who hold more than 5% interest. Medica III Management L.P., an entity held 50% by Dr. Ehud Geller and 50% by Batsheva Elran, is the managing entity of Medica III Fund. The principal business address of Medica III Investment is 60C Medinat Hayehudim, Herzliya, 4676670, Israel. Does not include options to purchase 6,000 ordinary shares approved for issuance to Mr. Geller. Such options are exercisable at $5.90 per share and expiring on February 23, 2031, that vest in more than 60 days from February 29, 2024.

(3)
Consists of options to purchase 5,117 ordinary shares exercisable at a weighted average exercise price of $2.40 per share and expiring on May 23, 2029 and 10,156 ordinary shares exercisable at a weighted average exercise price of $5.70 expiring on November 23, 2032. Does not include options to purchase 2,344 ordinary shares exercisable at $5.70 per share and expiring on November 23, 2032, that vest in more than 60 days from February 29, 2024.

(4)
Consists of options to purchase 19,414 ordinary shares exercisable at $5.70 per share and expiring on November 23, 2032. Does not include options to purchase 4,481 ordinary shares exercisable at $5.70 per share and expiring on November 23, 2032, that vest in more than 60 days from February 29, 2024.

(5)
Consists of options to purchase 15,388 ordinary shares exercisable at $2.40 per share and expiring on April 2, 2024, options to purchase 6,000 ordinary shares exercisable at $45.00 per share and expiring on February 23, 2031 and options to purchase 12,000 ordinary shares exercisable at $5.90 per share and expiring on August 6, 2033. Does not include options to purchase 6,000 ordinary shares exercisable at $5.90 per share and expiring on August 6, 2033, that vest in more than 60 days from February 29, 2024

(6)	Consists of options to purchase 6,000 ordinary shares exercisable at $45.00 per share and expiring on February 23, 2031.

(7)
Consists of options to purchase 6,000 ordinary shares exercisable at $45.00 per share and expiring on February 23, 2031, and options to purchase 12,000 ordinary shares exercisable at $5.90 per share and expiring on August 6, 2033 Does not include options to purchase 6,000 ordinary shares exercisable at $5.90 per share and expiring on August 6, 2033, that vest in more than 60 days from February 29, 2024.

(8)
Consists of options to purchase 6,000 ordinary shares exercisable at $45.00 per share and expiring on February 23, 2031 and options to purchase 12,000 ordinary shares exercisable at $5.90 per share and expiring on August 6, 2033. Does not include options to purchase 6,000 ordinary shares exercisable at $5.90 per share and expiring on August 6, 2033, that vest in more than 60 days from February 29, 2024

(9)
The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The ownership percentage in the table gives effect to the 9.99% beneficial ownership limitation set forth in the warrants as described below. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(10)
The following information is based on a Schedule 13G filed on February 14, 2024. Does not include: (i) 87,500 ordinary shares issuable upon exercise of warrants issued in September 2020, (ii) 297,896 ordinary shares underlying warrants exercised in December 2023, the issuance of which is held in abeyance subject to a beneficial ownership limitation provision in the warrant, and (iii) 935,792 ordinary shares issuable upon exercise of warrants issued in December 2023. The warrants issued in December 2023 are subject to a beneficial ownership limitation of 4.99% and the warrants issued in September 2020 and the shares held in abeyance are subject to a beneficial ownership limitation of 9.99%, which such limitations restrict the Master Fund from exercising that portion of the warrants that would result in the Master Fund and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation.

(11)
The following information is based on a Schedule 13G/A filed on January 23, 2024. XT Hi-Tech Investments (1992) Ltd., or XT Hi-Tech, is an indirect wholly owned subsidiary of XT Investments Ltd. (“XT Investments”), which is a direct wholly-owned subsidiary of XT Holdings, of which Orona Investments Ltd. (“Orona”) and Lynav Holdings Ltd. (“Lynav”) are each the direct owners of one-half of the outstanding ordinary shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd. (“CIBC”)— as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech and has a casting vote with respect to various decisions taken by the board, including voting and disposition over the ordinary shares held by XT Hi-Tech. The principal business address XT Hi-Tech is 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel.

Record Holders

As of February 29, 2024, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 3 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 10.4% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 79.5% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

              To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

B.	Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2023.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from third parties. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

Relationships and Transactions with Directors and Executive Officers

Medica

The Medica III Investment group holds in the aggregate approximately 19.1% and 31.0% of our issued and outstanding share capital as of December 31, 2023 and 2022, respectively. Prof. Eli Hazum has been a partner and CSO of Medica Venture Partners since 1995.

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

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

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

Certain Material U.S. Federal Income Tax Consequences

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

Distributions on ordinary shares

As noted above, we have no current plans to pay dividends However, subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” U.S. Holders are required to include in gross income the amount of any distribution paid on ordinary shares to the extent the distribution is paid out of our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders. A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the Nasdaq Capital Market). As discussed below under the heading “Passive Foreign Investment Company Consequences,” we believe that we were not a PFIC for U.S. federal income tax purposes for our 2023 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be or not be a PFIC in 2024 or any other year. In addition, a non-corporate U.S. Holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if certain holding period and other requirements are not met. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, U.S. Holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our ordinary shares. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2023 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be or not be a PFIC in the 2024 taxable year or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

Liquidity risk

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position and the resources required to re-initiate the second part of our Phase 3 clinical trial of PRF-110, which happened in the third quarter of 2023, we believe we only have sufficient resources to fund operations through the end of the third quarter of 2024. As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table provides information regarding fees paid or to be paid by us to Deloitte and to Kesselman & Kesselman, for all services, including audit services, for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
(USD in thousands)
Audit fees (1)	120	107
Audit-related fees(2)	122	5
Tax fees	-	-
All other fees	-	23
Total	242	135

(1)
The audit fees for the years ended December 31, 2023 and 2022 include professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, statutory audits of the Company.

(2)	Issuance of consents and assistance with review of documents filed with the SEC.

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

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.     INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K.    CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company's objectives as well as specific risks related to a compromise to the security of data.  See “Item 3.D — Risk Factors — Risks Related to Our Drug Development and Business — Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by our Chief Executive Officer, who holds over two decades of experience in information technology and the design and architecture of information systems, and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit and investment committee of such risk by committee meetings.

As previously disclosed, during the quarter ended June 30, 2022, we identified a material weakness in our internal control over financial reporting relating to a cybersecurity incident in which a third party impersonated a supplier of services by using a falsified email domain account and requested us to wire a payment to a false bank account. As a result, we transferred an amount of $165,000 to the third party (a fictitious vendor). We were able to recover most of the falsely obtained payment from our financial institution, but have established a reserve for the amount of the disbursement that we have no assurance will be recoverable. Other than the above incident, we have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks to date. See “Item 3.D — Risk Factors — Risks Related to Our Drug Development and Business — Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.”

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1*	Amended and Restated Articles of Association of the Company, as currently in effect.

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

4.5
Amended and Restated Investors’ Rights Agreement dated November 26, 2008 (included as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.6
Form of Representative Warrant (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.7
Form of Warrant Agency Agreement including Form of Unit Warrant (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 30, 2020, and incorporated herein by reference)

4.8
Securities Purchase Agreement dated as of March 8, 2021 by and between PainReform Ltd. and the purchasers identified on the signature pages thereto (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on March 9, 2021, and incorporated herein by reference)

4.9
Form of Warrant issued to certain institutional investors on March 10, 2021 (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on March 9, 2021, and incorporated herein by reference)

4.10
Registration Rights Agreement dated as of March 8, 2021 by and between PainReform and the purchasers signatory thereto (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on March 9, 2021, and incorporated herein by reference)

4.11
Form of Securities Purchase Agreement, dated as of July 12, 2023, between the Company and the purchasers identified on the signature pages thereto (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on July 14, 2023, and incorporated herein by reference).

4.12
Form of Placement Agency Agreement, dated as of July 12, 2023, by and between the Company and Maxim Group LLC (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on July 14, 2023, and incorporated herein by reference).

4.13	Form of Pre-Funded Ordinary Share Purchase Warrant (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on July 14, 2023, and incorporated herein by reference).

4.14	Form of Ordinary Share Purchase Warrant (included as Exhibit 10.4 to our Form 6-K filed with the Securities and Exchange Commission on July 14, 2023, and incorporated herein by reference).

4.15
Form of Securities Purchase Agreement, dated as of July 14, 2023, between the Company and the purchasers identified on the signature pages thereto (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on July 18, 2023, and incorporated herein by reference).

4.16
Form of Placement Agency Agreement, dated as of July 14, 2023, by and between the Company and Maxim Group LLC (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on July 18, 2023, and incorporated herein by reference).

4.17	Form of Pre-Funded Ordinary Share Purchase Warrant (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on July 18, 2023, and incorporated herein by reference).

4.18	Form of Ordinary Share Purchase Warrant (included as Exhibit 10.4 to our Form 6-K filed with the Securities and Exchange Commission on July 18, 2023, and incorporated herein by reference).

4.19	Form of Inducement Letter (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on December 27, 2023, and incorporated herein by reference).

4.20	Form of New Warrant (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on December 27, 2023, and incorporated herein by reference).

4.21	Form of Placement Agent Warrant (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on December 27, 2023, and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

97.1#*	Clawback Policy

101
The following financial information from PainReform Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

*	Filed herewith.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

PAINREFORM LTD.

Date: February 29, 2024	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer

PAINREFORM LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of PainReform Ltd

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PainReform Ltd. (the “Company”) as of December 31, 2023, and 2022, and the related statements of comprehensive loss, and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has incurred recurring losses and negative cash flows from operations and has an accumulated deficit as of December 31, 2023 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
February 29, 2024
We have served as the Company's auditor since 2021.

PAINREFORM LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		As of December 31,
	Note	2023	2022
Assets
Current assets:
Cash and cash equivalents		$8,026	$4,096
Short term deposit		-	6,085
Restricted cash	2f	10	10
Prepaid clinical trial expenses and deferred clinical trial costs	6b	1,514	1,728
Prepaid expenses and other current assets	3	249	365
Total current assets		9,799	12,284
Non-current assets
Operating lease right of use asset	6a	93
Property and equipment, net		38	44
Total long-term assets		131	44
Total assets		$9,930	$12,328

Liabilities and shareholders’ equity

Trade payables		$221	$209
Employees and related liabilities		465	499
Operating lease liability		56
Accrued expenses	4	1,668	356

Total current liabilities		$2,410	$1,064

Non-current liabilities:
Operating lease liability		30
Provision for unrecognized tax positions	5f	251	243

Total non-current liabilities		281	243

Total liabilities		$2,691	$1,307

Commitments	6

Shareholders’ Equity:	7
Ordinary shares, NIS 0.3 par value; Authorized: 5,000,000 and 2,666,667 shares as of December 31, 2023, and 2022, respectively; Issued and outstanding: 1,728,347 and 1,081,755 shares as of December 31, 2023, and 2022, respectively (*)		$147	$94
Additional paid-in capital		48,955	43,446
Accumulated deficit		(41,863)	(32,519)

Total shareholders’ equity		7,239	11,021

Total liabilities and shareholders’ equity		$9,930	$12,328

The accompanying notes are an integral part of the financial statements.

(*) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 1c)

PAINREFORM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		For the Year Ended December 31,
	Note	2023	2022	2021

Operating expenses:
Research and development expenses	8a	$(6,035)	$(4,422)	$(2,860)
General and administrative expenses	8b	(3,549)	(4,447)	(4,348)

Operating loss		(9,584)	(8,869)	(7,208)

Financial income (expenses), net	8c	248	86	(32)

Loss before taxes		(9,336)	(8,783)	(7,240)

Income tax expenses		(8)	(9)	(6)

Net loss and comprehensive loss		$(9,344)	$(8,792)	$(7,246)

Basic and diluted net loss per share	2o	$(7.14)	$(8.13)	$(7.25)

Weighted average number of Ordinary Share used in computing basic and diluted net loss per share (*)		1,308,920	1,081,755	999,562

The accompanying notes are an integral part of the financial statements.

(*) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 1c)

PAINREFORM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares(**)		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	Deficit	equity

Balance as of January 1, 2021	894,142	$78	$33,023	$(16,481)	$16,620

Share-based compensation to employees and directors	-	-	812	-	812

Share-based compensation to service providers	-	-	412	-	412

Shares and warrants issuance - Private Investment in Public Equity (“PIPE”), net	130,435	12	5,542	-	5,554

Exercise of warrants	41,967	4	1,926	-	1,930

Net loss and comprehensive loss	-	-	-	(7,246)	(7,246)

Balance as of December 31, 2021	1,066,544	$94	$41,715	$(23,727)	$18,082

Share-based compensation to employees and directors	-	-	1,389	-	1,389

Share-based compensation to service providers	-	-	342	-	342

Share issuance to service providers	15,211	-	-	-	-

Net loss and comprehensive loss	-	-	-	(8,792)	(8,792)

Balance as of December 31, 2022	1,081,755	$94	$43,446	$(32,519)	$11,021

Share-based compensation to employees and directors	-	-	804	-	804

Share issuance to service providers	8,697	*	-	-	*

Issuance of common stock and pre-funded warrants upon private placement, net of underwriting commissions and other offering costs. (***)	467,895	39	1,411	-	1,450
Issuance and exercise of common stock warrants upon private placement, net of underwriting commissions and other offering costs. (Note 7c)	170,000	14	3,294		3,308

Net loss and comprehensive loss	-	-	-	(9,344)	(9,344)

Balance as of December 31, 2023	1,728,347	$147	$48,955	$(41,863)	$7,239

(*) Represents amount less than $1.

(**) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 1c).

(***) In addition to the issuance of 467,895 shares, an additional amount of 467,895 warrants exercisable into common shares were issued. These warrants were classified as long-term liability and were fully exercised. The investor paid for a full exercise of these warrants and decided that the Company will issue 170,000 shares. The investor has a right to issue an additional 297,895 shares (Note 7c).

PAINREFORM LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net loss	$(9,344)	$(8,792)	$(7,246)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15	15	7
Exchange rate differences on cash, cash equivalents and restricted cash	(2)	-	-
Share-based compensation to employees and directors	804	1,389	812
Net change in operating lease asset and liability	(9)	-	-
Share-based compensation to service providers	-	342	412
Warrant issuance costs	368	-	-
Interest income (expenses)	85	(85)	-
Change in warrant liability valuation	(1,726)	-	-
Loss from inducement offer letter agreement (Note 7c)	1,502	-	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	330	356	(348)
Trade payables	12	73	(585)
Employees, related liabilities and accrued expenses	1,286	243	395
Net cash used in operating activities	(6,679)	(6,459)	(6,553)

Cash flows from investing activities
Purchase of property and equipment	(9)	(6)	(50)
Proceeds from short term deposits	7,000
Purchase of short-term deposit	(1,000)	(6,000)	-
Net cash provided by (used in) investing activities	5,991	(6,006)	(50)

Cash flows from financing activities
Proceeds from exercise/issuance of warrants	2,511	-	1,930
Proceeds from inducement offer letter agreement (Note 7c)	1,334
Issuance costs	(932)	-	(446)
Proceeds from Issuance of shares and pre-funded warrants	1,703
Proceeds from issuance of ordinary shares under Private Investment in Public Equity	-	-	6,000
Net cash provided by financing activities	4,616	-	7,484
Effect of Exchange rate changes on cash, cash equivalents and restricted cash	2	-	-
Net increase (decrease) in cash, cash equivalents and restricted cash	3,930	(12,465)	881
Cash, cash equivalents and restricted cash at the beginning of the year	4,106	16,571	15,690
Cash, cash equivalents and restricted cash at the end of the year	$8,036	$4,106	$16,571

PAINREFORM LTD.

STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

Supplemental cash flow information:

	December 31,
	2023	2022	2021

Cash and cash equivalents	$8,026	$4,096	$16,537

Restricted cash	10	10	34

Total cash, cash equivalents, and restricted cash	$8,036	$4,106	$16,571

Supplemental cash flow information:
Acquisition of right-of-use assets by means of lease liabilities	$113	$-	$-

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
PainReform Ltd. (“the Company”) was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.
Liquidity

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred significant losses and negative cash flows from operations and incurred losses of $9,344, $8,792 and $7,246 for the years ended December 31, 2023, 2022 and 2021, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company had negative operating cash outflows of $6,679, $6,459, and $6,553, respectively. As of December 31, 2023, the Company’s accumulated deficit was $41,863. The Company has funded its operations to date primarily through equity financing and has cash on hand (including restricted cash) of $8,036 as of December 31, 2023.

In July 2023, the Company consummated two registered direct offerings of its ordinary shares and simultaneous private placements of warrants to purchase its ordinary shares, resulting in aggregate gross proceeds of $4.2 million and net proceeds of $3.6 million (Note 7c).

In December 2023, the Company consummated a warrant exercise transaction. As part of the transaction, the Company agreed to the exercise of outstanding warrants to purchase up to an aggregate of 467,896 ordinary shares, having an exercise price of $9.00 per ordinary share, issued by the Company in July 2023, at a reduced exercise price of $2.85 per ordinary share. The warrant exercise resulted in aggregate gross proceeds of $1.3 million. In addition, the Investor received 935,792 new warrants with an exercise price of $2.85 (Note 7c).

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

Management's plans include continued raising capital through sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances, however, that the Company will successfully obtain the level of financing needed for its operations. If the Company is unsuccessful in raising capital, it may need to reduce activities, curtail, or abandon some or all of its operations, which could materially harm the Company’s business, financial condition and results of operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of this uncertainty.

c.
In June 2023, the Company effected a reverse share split of its shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.03 per share, were consolidated into one (1) ordinary share, par value NIS 0.30. As a result of rounding of fractional shares as part of the reverse share split, 18,338 ordinary shares were added, bringing the Company’s total outstanding shares on a post-split basis to 1,090,452. All related share and per share data have been retroactively applied to the financial statements and their related notes for all periods presented.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

d.
In May 2023, the Company announced that its supplier of the active pharmaceutical ingredient, or API, had received a deficiency notice from the FDA related to the supplier’s Drug Master File, or DMF. The DMF is the file on record with the FDA representing the manufacturing process and facility to produce the API. As a result, the second part of the Company’s first Phase 3 trial was delayed and re-commenced once the required information was provided by the supplier to the FDA and the deficiency notice was resolved, which occurred in September 2023. None of the issues raised were related to the Company’s PRF-110 product. Following the FDA review process of the DMF the Company received a notification from the FDA in September 2023 and an official letter in November 2023, allowing the use of the API manufactured by the DMF holder and an approval to proceed with the clinical trial. In October 2023, the Company reactivated the clinical study and enrolled the first patients in the second part of the Phase 3 trial with the Company’s contract research organization, which will include up to 415 patients in the double-blind study multiple clinical sites in the U.S., measuring pain reduction by PRF-110 over 72 hours compared with a placebo and Naropin® (ropivacaine).

e.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Israel and Hamas and the conflict between Russia and Ukraine. Although the length and impact of these ongoing military conflicts is highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict.

f.
On October 7, 2023, an unprecedented attack was launched against Israel, which thrust Israel into a state of war. The Company is continuing the development of its product and progressing with the clinical trials taking place out of Israel. At this time, the Company's management does not expect this situation to have a material impact on its operations or its business results.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

g.
The Company reports its financial results in U.S. dollars. A portion of research and development and general and administrative expenses of our Israeli operations are incurred in New Israeli Shekel ("NIS"). As a result, the Company is exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS decline against the U.S. dollar, at a time when the rate of inflation in the cost of Israeli goods and services exceed the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during 2023 ,2022 and 2021. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), the Company may be exposed to material adverse effects from such movements. the Company cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

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
Use of estimate in preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. Estimates are primarily used for, but not limited to, valuation of share-based compensation, clinical trial accrual expenses, and valuation allowances. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

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

f.
Restricted cash:

As of December 31, 2023 and 2022, the Company’s restricted cash consisted of immaterial bank deposits that were denominated in NIS. Restricted deposits are presented at cost including accrued interest. These bank deposits are used as securities for the Company's credit cards.

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

As of December 31, 2023, and 2022 no assets or liabilities are measured at their fair value.

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

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with its clinical research organization (CRO). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made to a CRO, the payments are recorded as prepaid clinical trial expenses and deferred clinical trial costs, which will be recognized as expenses as services are rendered.

j.
Employee severance benefits:

The Company is required to make severance payments upon dismissal of an Israeli employee or upon termination of employment in certain circumstances.

In accordance with the current employment terms with all of its employees (Section 14 of the Israeli Severance Pay Law, 1963) located in Israel, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s full retirement benefit and severance obligation. The Company is relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected on the Company’s balance sheet, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies. The amounts of severance payment expenses were $73, $60 and $58 for the years ended December 31, 2023, 2022 and 2021, respectively.

k.
Legal and other contingencies:

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Management applies the guidance in ASC 450-20, “Loss Contingencies” when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be reasonable estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. Legal costs incurred in connection with loss contingencies are expensed as incurred.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.
Income taxes:

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. As of December 31, 2023, and 2022, the Company had a full valuation allowance on its deferred tax assets.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax positions as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2023 and 2022, the total gross amount of provision for unrecognized tax positions was $251 and $243, respectively (Note 5f). The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses and exchange differences in financial expense.

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

n.
Dependence on a single supplier risk:

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

For the years ended December 31, 2023, 2022 and 2021, all outstanding share options, restricted shares, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2023	2022	2021

Numerator:
Net loss applicable to shareholders of ordinary shares	$(9,344)	$(8,792)	$(7,246)

Denominator:
Shares of Ordinary Share and restricted shares used in computing basic and diluted net loss per share (*)	1,308,920	1,081,755	999,562
Net loss per share of ordinary share, basic and diluted	$(7.14)	$(8.13)	$(7.25)

(*) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 1c).

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.
Share-based compensation:

Share-based compensation to employees and consultants is accounted for in accordance with ASC 718, “Compensation - Share Compensation” (“ASC 718”), which requires estimation of the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period using the straight-line method. The Company has elected to recognize forfeitures, as incurred. The Company grants share-equivalents (“Share Based Compensation”) to its employees, officers, directors, and non-employees in consideration for services rendered (Note 7).

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

r.
Deferred offering costs

The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in-process equity financings until such financings are consummated. After the consummation of such equity financings, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs are written off to operating expenses. As of December 31, 2023 and 2022, there were no deferred offering costs.

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

Leases consist real estate property that are classified as operating leases with rental payment linked to the index. The Company recorded right of use (“ROU”) asset and a lease liability of the Company obligation to make the lease payments. The ROU asset and the liability are included in non-current assets, current liabilities and non-current liabilities on the balance sheet. Operating lease ROU and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, which may include options to extend or terminate the lease, when it is reasonably certain at the commencement date whether the Company will or will not exercise the option to renew or terminate the lease.

In previous periods the Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months period. This means that for those leases, the Company did not recognize ROU assets or lease liabilities but recognizes lease expenses over the lease term on a straight-line basis (Note 6a).

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.
Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU improves reportable segments disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU also require that a public entity that has a single reportable segment to provide all the disclosures required by the amendments and all existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements related disclosure.

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2023	2022

Receivables from governmental authorities	$45	$55
Prepaid expenses	204	310

	$249	$365

NOTE 4:-	ACCRUED EXPENSES

	December 31,
	2023	2022

Directors’ fees	$34	$33
Manufacturing and trials expenses	1,486	168
Advisors and legal expenses	148	155

	$1,668	$356

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	TAXES ON INCOME

a.	Tax rates applicable to the Company: Taxable income of the Company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2023, 2022 and 2021.

b.
Net operating loss carry forward:

As of December 31, 2023, and 2022, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $24,774 and $19,695, respectively. Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

c.	As of December 31, 2023, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2018.

d.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2023	2022

Net operating loss carry forward	$5,698	$4,530

Research and development expenses	1,179	812
Other	48	34

Less: Valuation allowance	(6,925)	(5,376)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance on December 31, 2023, and 2022.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	TAXES ON INCOME (Cont.)

e.
Reconciliation of theoretical tax expenses to actual expenses

The primary difference between the statutory tax rate of the Company and the effective rate results virtually from the changes in valuation allowance in respect of carry forward tax losses, share based compensation expenses and research and development expenses due to the uncertainty of the realization of such tax benefits.

f.	Uncertain tax positions: A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	December 31,
	2023	2022	2021
Opening balance	$243	$234	$220
Tax positions taken in the current year		-	-
Interest and Exchange rate differences	8	9	14

Closing balance	$251	$243	$234

The balance of total unrecognized tax position, which, if recognized, would affect the effective tax rate in the Company’s statements of comprehensive loss.

The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses and exchange differences in income tax expense. The accrued interest and exchange difference related to uncertain tax positions and the expenses recognized during the years ended December 31, 2023, 2022 and 2021 was $ 8, $9, $14 respectively.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS:

a.
On July 26, 2021, the Company engaged in a rental agreement for its principal offices at Tel Aviv, Israel for a 12 months period. On August 1, 2022 the Company extended the rental agreement for an additional 12-month period. On August 1, 2023, the Company signed a new lease agreement ("the New lease agreement") for its principal offices for a period of one year, or until July 31, 2024, with additional option on behalf of the Company for a period of one year until July 31, 2025, that the Company’s management expects to be exercised. According to the Company's accounting policy, in regard to the New lease agreement, the Company recognized ROU assets and lease liabilities. The rent of the office is $5 per month, linked to the consumer price index. If the Company exercises its right to extend the lease for the additional year, the rent will increase by 5%. The annual rent expenses in 2023 was $66. Cash paid for amounts included in the measurement of lease liabilities $33. The weighted average remaining lease term is 1.5 years. The weighted average discount rate was 8.5%.

b.
On November 13, 2020, and December 3, 2020, the Company entered into a Master Clinical Research Organization Agreement (the “First Agreement”) and a Master Clinical Trial Agreement (the “Second Agreement”) with Lotus Clinical Research (“Lotus”) as the Company’s clinical research organization.

According to the agreements Lotus will serve as the clinical research organization for the Company’s planned Phase 3 trials of PRF-110, which began in March 2023 and to take place during the years 2023 - 2024. The Company and the CRO negotiated and signed the updated terms of the First Agreement and the Second Agreement and mutually agreed to update the total milestone completion payment to $5.9 million and to update the payment for the actual number of evaluable subjects to $9.9 million, total $15.8.

As of December 31, 2023, the Company accounted for the amounts of $1,514 as prepaid clinical trial expense and recognized expenses of $4.1 million and $1.1 million as clinical trials expenses in 2023 and 2022, respectively.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY

a.
Ordinary shares:

The Ordinary Shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and to share in the distribution of dividends, if any, declared by the Company, and rights to receive a distribution of assets upon liquidation.

b.	Share activity:

On March 11, 2021, the Company issued to certain institutional investors (the “Purchasers”) 130,345 Ordinary Shares and warrants to purchase up to an aggregate of 65,217 ordinary shares at a combined purchase price of $46.0 per Ordinary Share and accompanying warrant in a Private Investment in Public Equity (“Private placement”) pursuant to a securities purchase agreement. The private placement resulted in gross proceeds of approximately $6,000. The Company received net amount of $5,554 less issuance costs.

On July 22, 2021, as a result of an exercise of warrants to purchase 41,967 shares held by one of the Purchasers, the Company received gross proceeds of $1,930.

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

The Company paid the placement agents of the private placement a cash placement fee equal to $390 and an expense reimbursement of $40. The Company also issued to the placement agents warrants to purchase 5,217 Ordinary Shares, at an exercise price of $50.6 per ordinary share and a term expiring on March 10, 2026. The Company paid a total of approximately $500 in placement agent fees and other expenses.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants and warrants units:

The following table summarizes the warrants and warrants units outstanding as of December 31, 2023:

Type	Issuance Date	Number of warrants	Exercise price(**)	Exercisable through
August 2019 warrants	August 22, 2019	205,268	$67.2(*)	August 22, 2024
December 2019 warrants	December 9, 2019	148,106	$67.2(*)	December 8, 2024
Warrants to underwriters	September 3, 2020	125,000	$100.00	September 1, 2025
Warrants to underwriters	October 5, 2020	375,000	$88.0	September 3, 2025
IPO warrants	September 3, 2020	2,812,170	$88.0	September 3, 2025
PIPE warrants	March 11, 2021	232,500	$46.0	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$50.6	March 8, 2026
December 2023 warrants	December 28,2023	935,792	$2.85	December 28,2028
December 2023 warrants	December 28,2023	32,753	$3.56	December 28,2028

TOTAL		4,918,762

(*) Each 10 warrants are exercisable into one IPO unit consisting of one share and one IPO warrant with an exercise price of $88.0.

(**) Exercise prices amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 1c).

On July 14, 2023, the Company sold to a certain institutional investor (“the investor”) an aggregate of 117,930 ordinary shares in a registered direct offering at a purchase price of $9.00 per share, and pre-funded warrants to purchase up to 183,300 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $2.7 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 301,230 ordinary shares in a concurrent private placement.

On July 18, 2023, the Company sold to the investor an aggregate of 145,000 ordinary shares in a registered direct offering at a purchase price of $9.00 per share, and pre-funded warrants to purchase up to 21,666 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $1.5 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 166,666 ordinary shares in a concurrent private placement.

The Company determined that the ordinary share warrants issued in July 2023 (the “Common Warrants”) were not indexed to the Company’s own ordinary shares and also, the investor possessed a right to receive any additional consideration that investors of common shares may be entitled to upon a fundamental transaction (as defined in the agreement), therefore were precluded from equity classification. The Common Warrants were measured at fair value at inception and in subsequent reporting periods with changes in fair value recognized as financial income or expense as change in fair value of warrant liabilities in the period of change in the condensed statements of comprehensive loss. The Company had recorded the value of the warrants that were issued in the July 2023 transactions as a long-term liability. The Company used the Black-Scholes option pricing model to calculate the valuation with standard deviation of 85.45%, which was based on a share price of $9.00 and a risk-free rate of 4.0%. The valuation of the warrants was $5.48 on July 14, 2023, and $5.17 on July 18, 2023, which resulted in a total valuation of the warrants of $2.5 million as of July 2023. The Company revalued these warrants as of December 28, 2023, prior to the exercise, with standard deviation of 93.49%, which was based on a share price of $3.11 and a risk-free rate of 3.87%. Each warrant valuation was $1.68, which resulted in a total valuation of the warrants of $0.8 million. The change of $1.7 million was recorded as finance income.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

The contractual term of the warrants was five years. The warrants were fully exercised and the long-term commitment was exercised to the Equity of the Company.

On December 28, 2023, the Company entered into an inducement offer letter agreement, or the Inducement Letter, with the investor, of certain of the Company’s existing warrants to purchase up to (i) 301,230 ordinary shares issued on July 14, 2023 at an exercise price of $9.00 per ordinary share, or the July 14 Warrants, and (ii) 166,666 ordinary shares issued on July 18, 2023 at an exercise price of $9.00 per ordinary share, or the July 18 Warrants and together with the July 14, Warrants, the Existing Warrants.

Pursuant to the Inducement Letter, the investor agreed to exercise for cash its Existing Warrants to purchase an aggregate of 467,896 ordinary shares at a reduced exercise price of $2.85 per ordinary share, resulting in gross proceeds to the Company of approximately $1.3 million, and net proceeds of approximately $1 million (as of December 31, 2023, $78 were recorded in accrued expenses), in consideration of the Company’s agreement to issue new warrants to purchase American Depositary Shares (“ADS”), or the New Warrants to purchase up to an aggregate of 935,792 ordinary shares at an exercise price of $2.85 per ordinary shares. The valuation of the New Warrants on the grant date was $2.2 million. According to the agreement, the Company recorded a loss of $1.5 million which is included in the financial expenses in the statement of comprehensive loss. As of December 31, 2023 the Company issued 170,000 shares out of the 467,896 shares that the investor paid for, leaving the investor with the right to receive an additional 297,896 shares. In addition, the Company issued 32,753 warrants to the broker with an exercise price of $3.56 per ordinary share. The valuation of the warrants on the grant date was $73.

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

Upon the adoption of the 2019 Plan, the Company reserved for issuance 97,148 ordinary shares.

On February 23, 2021, the shareholders of the Company approved the grant of options to purchase an aggregate of 30,000 Ordinary Shares to three current board members, the Chairman of the board of directors and to the Chief Technology Officer (who is also a director). Each was granted with options to purchase 6,000 Ordinary Shares of the Company. The options are exercisable to acquire one Ordinary Share of the Company at an exercise price of $45.0 per share. The options vest on a quarterly basis over thirty-six months, so that 1/12 of the options shall vest on the last day of each three-month period, provided that on such date each of the serving directors and Chief Technology Officer, shall serve in such capacity. The options will expire after ten years from their grant date.

In April 2022, the Company’s board of directors approved the grant of options to purchase 16,446 Ordinary Shares of the Company to employees. The options were granted under the Company’s 2019 plan. The fair value of share options granted was estimated using the Black Scholes option-pricing model. The options vest over a four-year period, 4/16 of the options shall vest following the lapse of a period of twelve months commencing at the date of grant. The remaining 12/16 of the options shall vest on quarterly basis, so that 1/16 of the options shall vest on the expiry of each quarter. The weighted average grant date fair value per option was $8.90 with an exercise price of $10.60.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

2.	The 2019 Plan (Cont.)

Modification of share-based compensation

On November 23, 2022 (“the commencement date”), the Company’s board of directors approved: (1) the cancellation of certain outstanding options granted to employees in September 2019 (which were fully vested), November 2020, January 2021, May 2021 and April 2022, and the grant of a greater number of replacement options thereof under the new terms with a lower exercise price of US $5.70 and a shorter vesting period (except for September 2019's grant). (2) The grant of 2,127 options to a new employee on the same terms of the replacement options granted to the rest of the Company's employees, as described (the "Modification").

The New Options vest and become exercisable under the following schedule: 50% of the shares covered by the options are immediately vesting on the commencement date determined by the administrator (and in the absence of such determination, the date on which such options were granted), and 6.25% of the shares covered by the options at the end of each subsequent three-month period thereafter over the course of the following three years.

The Modification was considered as a Type I modification. The total incremental fair value of these options amounted to $165. An amount of 50% of the incremental fair value were vested immediately at the commencement date and an amount of $83 was recognized immediately, and the remaining incremental fair value will be recognized over the remaining vesting period through December 31, 2024.

In addition, the unrecognized compensation cost as of the date of the Modification was recognized over the vesting period of the new options. As a result, an amount of 50% of the unrecognized compensation cost of the cancelled options were vested immediately in the amount of $454, and the remaining unrecognized compensation cost are recognized over the remaining vesting period and until December 31, 2024.

As a result of the Modification, (A) 66,764 options were cancelled, comprised of (i) 5,117 options that had been granted in September 2019, at an exercise price of $33.4, (ii) 26,730 options that had been granted in November 2020, at an exercise price of $57.4, (iii) 13,365 options granted in January 2021, at an exercise price of $57.4, and (iv) 5,107 options granted in May 2021, at an exercise price of $30.1, and (ii) 16,446 options that had been granted in April 2022 at an exercise price of $10.6 (the “Cancelled Options”), and (B) 98,877 new options had been granted (including 2,127 option granted to a new employee) (the “New Options”). The intrinsic value of share options outstanding and exercisable as of December 31, 2023 was $2.

On June 8, 2023, the Company’s shareholders approved the grant of options to purchase an aggregate of 54,000 shares to two current board members, and to the chairman of the board of directors. Each recipient received a grant of options to purchase 18,000 ordinary shares of the Company, at an exercise price of $5.89 per share. Fifty percent of the options vested upon grant, with the remaining shares vesting on a quarterly basis over three years so that 7,500 Options shall vest on the expiry of each quarter thereafter, provided that on such date each of the serving directors, shall serve in such capacity. The options expire after ten years from their grant date. The Company determined the valuation of the options with these assumptions: average expected term 5.36 years, average risk-free interest rate of 3.85%, volatility of 90.43%, zero dividend yield is expected. The grant-date fair value was $3.20 for each option. The valuation of the option on the grant date was $174.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2023, the Company had 49,720 unvested options. The total unrecognized compensation cost of employee and directors’ options as of December 31, 2023, is $383.

The intrinsic value of share options outstanding as of December 31, 2023 was $2 The intrinsic value of share options exercisable as of December 31, 2022 was $9.

3.
The following tables summarizes information about options granted to employees and directors:

The 2008 Plan

Share options outstanding and exercisable to employees and directors under the 2008 Plan are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life
		USD
Options outstanding at beginning of year	15,388	$2.40	1.25
Changes during the year:
Options granted	-	-	-
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding at end of year	15,388	$2.40	0.25
Options exercisable at end of year	15,388	$2.40	0.25

The 2019 Plan Share options outstanding and exercisable to employees and directors under the 2019 Plan are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life
		USD
Options outstanding at beginning of year	133,994	$14.40	9.39
Changes during the year:
Options granted	54,000	5.89	9.44
Options cancelled	-	-	-
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding at end of year	187,994	$11.94	8.69
Options exercisable at end of year	138,274	$13.44	8.56

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

4.	The following table sets forth the assumptions that were used in determining the fair value of options granted to employees in 2019 plan for the years ended on December 31, 2023, 2022 and 2021:

	2023	2022*	2021*
Expected term (years)	5.00-6.41	5.28-6.07	5.86-6.11
Risk-free interest rates	3.82%-3.87%	2.69%-3.88%	0.52%-1.13%
Volatility	90.43%	79.3%-82.6%	69.67%-78.99%
Dividend yield	-	-	-
Exercise price	$5.89	$5.70-10.60	$30.13-57.38

* The assumptions presented above are the original assumptions used to determine the options fair value at the date of the grants. The assumptions used to determine the incremental value of the options at the modification date are as presented at the Company's options valuation.

The Company recognized $731, $1,104 and $713 during the years ended December 31, 2023, 2022 and 2021, respectively, as share-based compensation expenses which was included in general and administrative expenses, and $73, $285 and $99 during the years ended December 31, 2023, 2022 and 2021, respectively, as share-based compensation expense which was included in research and development expenses.

5.
In August 2020, the Company signed a public relation service agreement (the “Service Agreement”) with Crescendo Communications, LLC (“Crescendo”), for a period of two years, commencing immediately after the IPO closing date, and in consideration for 3.75% of the Company's share capital fully diluted Pre-IPO. On August 23, 2020, the Company's Board of Directors approved the Service Agreement with Crescendo and the grant of 15,211 restricted Company's Ordinary Shares ("the first grant"). The Company recognized no expenses during the year ended December 31, 2023 and recognized $275 and $412 during the year ended December 31, 2022, and 2021, respectively, as share-based compensation expenses with respect to the first grant. In April 2022 the foregoing shares were issued.

In May 2022, following discussions between the Company and Crescendo regarding the number of shares to which they are entitled, the Company's board of Directors approved the grant of an additional 8,697 of the Company's Ordinary shares, par value NIS 0.3 each to Crescendo ("the second grant"). In February 2023, the Company granted to Crescendo the second grant. During 2022, the Company has recognized $67 as share-based compensation expenses in connection with the second grant, no expense was recognized during the year ended December 31, 2023.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2023	2022	2021

Subcontractors and consultants	$1,001	$2,228	$1,654
Payroll and related expenses	699	766	719
Share-based compensation expense	73	285	99
Clinical trials expenses	4,262	1,121	357
Other expenses	-	22	31

	$6,035	$4,422	$2,860

b.	General and administrative expenses:

	Year ended December 31,
	2023	2022	2021

Professional services	$1,209	$1,489	$1,697
Payroll and related expenses	877	780	688
D&O insurance	394	653	935
Rent and office maintenance	191	249	210
Share-based compensation expense	731	1,104	713
Other expenses	147	172	105

	$3,549	$4,447	$4,348

c.	Other financial income (expenses), net:

	Year ended December 31,
	2023	2022	2021

Interest income	406	160	-
Issuance expenses	(368)	-	-
Bank fees	(16)	(13)	(10)
Loss from Inducement offer letter agreement (Note 7c)	(1,502)	-
Change in fair value of derivative warrant liability (Note7c)	1,726	-	-
Exchange rate differences	$2	(61)	$(22)
Total other financial expenses, net	$248	86	$(32)

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	RELATED PARTIES BALANCES AND TRANSACTIONS

a.
On January 26, 2020, the Company’s Board of Directors approved a one-time immediate payment of $150 and a payment of $37.5 on a quarterly basis (for such time as the service engagement continues) to the Chairman of the Board of Directors contingent upon shareholder approval, which was granted on July 6, 2020 and successful completion of Company’s IPO which closed on September 3, 2020.

b.
On February 23, 2021, the shareholders of the Company approved the grant of options to purchase an aggregate of 30,000 Ordinary Shares to three board members, the Chairman of the board of directors and to its Chief Technology Officer (who also serves as a director).

c.
On June 8, 2023, the Company’s shareholders approved the grant of options to purchase an aggregate of 54,000 shares to two current board members, and to the chairman of the board of directors. The valuation of the option on the grant date was $174. (Note 7d2)

Balances with related parties:

	Year ended December 31,
	2023	2022	2021

Employees accrued salaries and bonuses	$324	$359	$356
Directors accrued fees expenses	33	33	82

	$357	$392	$438

Transactions with related parties:

	Year ended December 31,
	2023	2022	2021
Amounts charged to:
Research and development expenses	$528	$702	$151

General and administrative expenses	$1,676	$2,091	$2,155