Form 20-F
period 2024-12-31
PAINREFORM LTD.
filed 2025-04-07
CIK 1801834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-39481

PAINREFORM LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel	65 Yigal Alon St. Tel Aviv 6744316, Israel Tel: +972 3 7177050
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Ehud Geller
65 Yigal Alon St.
Tel Aviv, Israel
Tel +972 3 7177051
Email: egeller@medicavp.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, no par value NIS per share	PRFX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 1,471,412 ordinary shares.

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

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐    No ☒

A.	Directors and Senior Management	89
B.	Compensation	91
C.	Board Practices	94
D.	Employees	111
E.	Share Ownership	111
F	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	112
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	113
A.	Major Shareholders	113
B.	Related Party Transactions	115
C.	Interests of Experts and Counsel	115
ITEM 8.	FINANCIAL INFORMATION	116
A.	Consolidated Statements and Other Financial Information	116
B.	Significant Changes	116
ITEM 9.	THE OFFER AND LISTING	116
A.	Offer and Listing Details	116
B.	Plan of Distribution	116
C.	Markets	116
D.	Selling Shareholders	116
E.	Dilution	116
F.	Expenses of the Issue	116

ITEM 10.	ADDITIONAL INFORMATION	117
A.	Share Capital	117
B.	Articles of Association	117
C.	Material Contracts	117
D.	Exchange Controls	117
E.	Taxation	117
F.	Dividends and Paying Agents	129
G.	Statement by Experts	129
H.	Documents on Display	129
I.	Subsidiary Information	129
J.	Annual Report to Security Holders.	129
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	130
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	130
A.	Debt Securities	130
B.	Warrants and rights	130
C.	Other Securities	130
D.	American Depositary Shares	130

PART II		130

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	130
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	130
ITEM 15.	CONTROLS AND PROCEDURES	131
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	132
ITEM 16B.	CODE OF ETHICS	132

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “PainReform,” “we,” “us,” “our” and other similar designations refer to PainReform Ltd. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS nominal no par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Annual Report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

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

On September 6, 2024, we effected a 1-for-6 reverse share split of our authorized ordinary shares, including our issued and outstanding ordinary shares, and the par value of each share was decreased from NIS 0.30 per share, to no par value per share. September 9, 2024 was the first date when our ordinary shares began trading on Nasdaq after implementation of that reverse split.

On November 20, 2024, we effected a 1-for-4 reverse share split of our authorized ordinary shares, no par value per share, including our issued and outstanding ordinary shares. November 21, 2024 was the first date when our ordinary shares began trading on Nasdaq after implementation of that reverse split.

Unless specifically provided otherwise herein, the share and per share information that follows in this annual report, other than in the historical financial statements and related notes incorporated by reference into this annual report, have been adjusted to give retroactive effect to both of the aforementioned share splits.

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

●	the overall global economic environment;

●	our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the current security situation in Israel; and

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

Risks Related to Our Drug Development Business

●
We are dependent on the success of our initial product candidate, PRF-110.  If we are unable to obtain approval for and ultimately commercialize PRF-110 or experience significant delays in doing so, our business will be materially harmed.

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

Risks Related to Our DeepSolar Business

●	We recently entered into a new line of business that offers an AI software solution, which subjects us to additional risks.

●	The market for our DeepSolar solution is new and unproven, may experience limited growth.

●
The market for AI-based software applications is relatively new and unproven and may decline or experience limited growth. Concerns over the use of AI, including from regulators, the public and our customers, may hinder the adoption of AI technologies, which would adversely affect our ability to fully realize the potential of the DeepSolar solution.

●
If we are not able to enhance our existing solution or introduce new solutions that achieve market acceptance and keep pace with technological developments, our business, results of operations and financial condition could be harmed.

●	Our sales efforts involve considerable time and expense and the sales cycle is often long and unpredictable.

●
If we fail to scale our business operations or otherwise manage future growth of the DeepSolar business effectively as we attempt to grow our company, we may not be able to market and sell the DeepSolar solution successfully.

●	We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

●	Our DeepSolar business could be significantly disrupted if we lose key members of the DeepSolar team.

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

General Risk Factors

●
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

●
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Israel and Hamas and Russia and Ukraine;

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

●
We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Risks Related to Our Financial Position and Need for Additional Capital

Our limited operating history may make it difficult for you to assess our future viability. We have never generated revenues and may never be profitable.

We are an early stage company. Our operations until recently have been limited to organizing and staffing our company, business planning, raising capital, developing our lead product candidate, PRF-110, identifying potential product candidates, conducting preclinical studies of our product candidates and conducting clinical trials. We have not yet demonstrated our ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture commercial-scale drug products or arrange for a third party to do so on our behalf, or conduct marketing activities necessary for successful drug commercialization.

In March 2025, we acquired the business operations related to an AI-driven solar analytics technology. DeepSolar. DeepSolar’s operating history has been primarily limited to research and development, raising capital, and pilot studies. Because DeepSolar is in the very early stage of commercialization, and because the market for DeepSolar’s AI solution may rapidly evolve, it is hard for us to predict our future performance. Therefore, it may be difficult to evaluate DeepSolar’s business and prospects.

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

Our audited financial statements for the year ended December 31, 2024 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2024, indicating that there is a substantial doubt about our ability to continue as a going concern. As of December 31, 2024, we had total cash and cash equivalents (including restricted cash) of $4.2 million. See “Item 5.B Liquidity and Capital Resources”. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We have incurred significant losses and negative cash flows from operations since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.

We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. During the three years ended December 31, 2024, 2023 and 2022, we incurred losses of approximately $14.6, $9.3 million and $8.8 million, respectively. As of December 31, 2024, we had an accumulated deficit of $56.5 million. We have not yet commercialized our initial drug candidate, PRF-110, or our drug delivery system and cannot be sure that we will ever be able to do so and our DeepSolar business is in the initial stages of commercialization. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval and successfully commercialize PRF-110 as well as the success of the DeepSolar business that we recently acquired.

We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage clinical trials for PRF-110;

●	integrate and expand our DeepSolar business;

●	seek regulatory approvals;

●	implement internal systems and infrastructures;

●	hire management and other personnel; and

●	progress PRF-110 towards commercialization.

If PRF-110 fails in clinical trials or does not gain regulatory clearance or approval, or if PRF-110 or DeepSolar does not achieve market acceptance, we may never become profitable.  Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical and solar energy markets, where regulatory approval and market acceptance are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will need substantial additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce and/or eliminate our research and drug development programs or future commercialization efforts.

Developing drug products, including conducting clinical trials, is a time-consuming, expensive and uncertain process. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for, PRF-110, or if we seek to expand the current operations of the DeepSolar business. In addition, if we obtain marketing approval for PRF-110, we expect to incur significant commercialization expenses related to drug sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time. Furthermore, as a public company with incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce and/or eliminate our research.

We will be required to expend significant funds in order to advance the development of PRF-110, as well as any other product candidates, and to advance the DeepSolar business and the net proceeds from our recent offerings and our existing cash and cash equivalents are not sufficient to fund the full completion of development of PRF-110 or the ongoing commercialization of the DeepSolar solution. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements, or other sources. We do not currently have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110 and the DeepSolar solution, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty.  As a result, we will be required to raise additional capital in the future to complete support our operations. Therefore, there is substantial doubt about our ability to continue as a going concern.

Our estimate as to how long we expect our existing financial resources to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of manufacturing clinical trial and commercial quantities of PRF-110

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

●
the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●
the costs and timing of future commercialization activities, including sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the cost to continue the development of the DeepSolar technology to develop a wider portfolio of solutions;

●	the cost of establishing a sales, marketing, and technical support infrastructure to support the ramp up of the DeepSolar solution;

●	the amount of revenue, if any, received from commercial sales of PRF-110, should it receive marketing approval, or from the DeepSolar solution;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

●
our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the current war between Israel and Hamas which may exacerbate the magnitude of the factors discussed above.

We may not receive any funds from the exercise of warrants and additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our product candidates or delay, limit, reduce or terminate our establishment of marketing capabilities or other activities that may be necessary to commercialize PRF-110 or the DeepSolar solution.

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

Risks Related to Our Drug Development and Business

We are dependent on the success of our initial product candidate, PRF-110.  If we are unable to obtain approval for and ultimately commercialize PRF-110 or experience significant delays in doing so, our business will be materially harmed.

Our future success is substantially dependent on our ability to timely obtain marketing approval for, and then successfully commercialize, PRF-110, our lead product candidate. In December 2024, we announced that the Phase 3 clinical trial evaluating PRF-110 in post-surgical pain management of patients undergoing bunionectomy did not satisfy the study’s primary endpoint. As a result, we are conducting research and development activities to better understand and refine the pharmaco-kinetics and pharmaco-dynamics of PRF-110 based on the data received from the study. The continued development of PRF-110 depends on the positive outcome of these research and development activities. We currently have no drugs approved for sale and generate no revenues from sales of any products, and we may never be able to develop a marketable product.

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

The success of PRF-110 will depend on several factors, including the following:

●	the outcome of further research and development of PRF-110 following the announcement in December 2024 that the Phase 3 clinical trial did not satisfy the study’s primary endpoint;

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

 We have not yet commercialized any pharmaceutical products or technologies, and we may never become profitable.

We have not yet commercialized any pharmaceutical products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including:

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

To successfully develop our drug candidates, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability. Our future success depends to a large extent on the continued services of our senior management and key personnel, including in particular, Ehud Geller, Prof. Eli Hazum, Dr. Sigal Aviel and Rita Keynan. Any loss of the services of members of our senior management would adversely affect our business. We do not currently maintain key-person insurance on the lives of any of our key personnel.

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

If we are unable to successfully complete any future clinical trial programs for PRF-110, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

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

Clinical trials have a high risk of failure. For example, in December 2024 we announced that our Phase 3 clinical trial did not satisfy the study’s primary endpoint. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after achieving promising results in earlier trials. It may take us many years to complete the testing of our drug candidates and technologies, and failure can occur at any stage of this process.

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

We will have to depend on independent clinical investigators, CROs, CMOs, and other third-party service providers to conduct the clinical trials of our drug candidates and technologies. We engaged Lotus Clinical Research as our CRO and Pharmaceuticals International as our CMO for our Phase 3 trials of PRF-110. We rely heavily on these parties for successful execution of our clinical trials, but we will not control many aspects of their activities. During the analysis of the results of our Phase 3 clinical trial we encountered difficulties interpreting data pertaining to the last 24-hour period of the 72-hour study follow-up, and efforts were made to resolve the incoherence and complete the analysis. Following further investigation, we determined that the data from the final 24- hour period could not be clarified to satisfy the study’s primary endpoint 72 hours requirement and therefore it did not meet the primary endpoint of the study.  Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the FDA or other foreign regulatory agencies or authorities relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trial’s plans and protocols. For example, in 2021, we encountered issues with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting the manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International Inc, a US based CMO for the purpose of manufacturing our clinical trial batches. During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues with product stability which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues by further improving the manufacturing process, and in March 2023, we commenced our Phase 3 clinical trial of PRF-110. The failure of any third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our products, or could result in enforcement action against us.

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

Interim, “topline” and preliminary data from our clinical trials and preclinical studies that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline, or preliminary data from our clinical trials and preclinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline, or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the topline or preliminary data we previously published. As a result, topline and preliminary data should be viewed with caution until the final data is available.

Interim data from clinical trials that we may complete are further subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available. Adverse differences between interim, topline, or preliminary data and final data could significantly harm our business prospects. Further, disclosure of such data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Risk Related to Our DeepSolar Business

We recently entered into a new line of business that offers an AI software solution, which subjects us to additional risks.

During March 2025, we completed an acquisition of 100% of the business activities and assets associated with the DeepSolar technology, an AI-driven solar analytics technology formerly owned by BladeRanger Ltd, a public company registered under the laws of the State of Israel, or BladeRanger. The DeepSolar business is in the initial stages of commercialization and may never generate significant revenues. Our lack of experience with or knowledge of this new line of business, as well as external factors, such as competitive alternatives, and shifting market preferences, may impact our implementation and operation of this new line of business. Other risks of implementing a new line of business include:

●	diversion of management’s attention, available cash, and other resources from our existing business;

●	unanticipated liabilities or contingencies;

●	compliance with additional regulatory burdens;

●	potential damage to existing customer relationships, lack of customer acceptance or inability to attract new customers; and

●	the inability to compete effectively in the new line of business.

Failure to successfully manage these risks in the implementation or acquisition of new lines of business or the offering of new products or services could have a material adverse effect on our reputation, business, results of operations and financial condition.

The market for our DeepSolar solution is new and unproven, may experience limited growth.

The market for our DeepSolar is relatively new and unproven and is subject to a number of risks and uncertainties. The DeepSolar solution is in the very early stages of commercialization and has only generated limited revenues to date. We believe that our future success will depend in large part on market adoption of the DeepSolar solution that targets major utility-scale solar operators, independent power producers, and residential solar users. In order to grow our business, we intend to focus on potential customers and highlight the benefits of our technology, expanding the functionality of our solution and bringing new solutions and features to increase market acceptance and use of our technology. Our ability to develop and expand the market that our solution address depends upon a number of factors, including the cost savings, performance and perceived value associated with such solution. The market for our solution could fail to develop or there could be a reduction in interest or demand for our solution as a result of a lack of customer acceptance, technological challenges, competing products and services, weakening economic conditions and other causes. We may never successfully commercialize the DeepSolar solution and if we fail to achieve market acceptance, this would have a material adverse effect on our business, results of operations and financial condition.

The market for AI-based software applications is relatively new and unproven and may decline or experience limited growth. Concerns over the use of AI, including from regulators, the public and our customers, may hinder the adoption of AI technologies, which would adversely affect our ability to fully realize the potential of the DeepSolar solution.

The market for AI-based software applications is still relatively new and evaluating the size and scope of the market is subject to a number of risks and uncertainties. We believe that our future success will depend in large part on the growth of this market. The utilization of our technology and solution by customers is also still relatively new, and customers may not recognize the need for, or benefits of, our technology and solution, which may prompt them to cease use of our technology and solution or decide to adopt alternative products and services to satisfy their cognitive computing, search and analytics requirements. Our ability to penetrate the markets that our technology and solution are designed to address depends upon a number of factors, including the cost, performance and perceived value of our technology and solution, as well as regulatory scrutiny over our products and technologies. As AI technologies become increasingly incorporated into various mainstream products and offerings and these technologies advance and develop, regulatory scrutiny of AI technologies, potentially including our solution, will likely increase. Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for our solution is particularly difficult for several reasons, including limited available information and rapid evolution of the market.

In addition, AI presents risks and challenges that could hinder its further development, adoption and use in the markets that we serve. AI algorithms may be flawed, datasets may be insufficient or contain biased information, and the results and analyses that our AI solutions assist in producing may be deficient, inaccurate or biased. Further, use of AI technologies in certain scenarios present ethical concerns. For example, due to inaccuracies or flaws in the inputs, outputs or logic of our AI technology, the model could result in decisions that bias certain individuals (or classes of individuals) and adversely impact their rights, employment and ability to obtain certain services or benefits. If we enable or offer AI solutions that produce deficient or inaccurate results and analyses, or that are controversial due to human rights, privacy or other social issues, we may experience lower-than-expected demand for our products and services, or competitive, brand or reputational harm.  Multiple states in the United States, as well as the European Union, have enacted or proposed legislation regulating the use of AI. These regulations include requirements for increased transparency, mandatory disclosures and the implementation of mitigating measures to address potential risks associated with AI technologies. Compliance with these laws may impose additional costs, operational adjustments, or restrictions on our use of AI, and noncompliance could result in regulatory penalties, reputational harm, or other adverse impacts. As this regulatory landscape continues to develop, new or more stringent requirements could emerge, further affecting our business operations and ability to leverage AI technologies effectively.

If the market for AI-based solutions does not experience significant growth, or if demand for our technology or solution does not increase in line with our projections, then our business, results of operations and financial condition will be adversely affected.

If we are not able to enhance our existing solution or introduce new products and features that achieve market acceptance and keep pace with technological developments, our business, results of operations and financial condition could be harmed.

Our ability to attract new customers depends in part on our ability to enhance and improve our DeepSolar solution and introduce new products and features, including enhancements necessary to provide substantially all of the features and functionality of the technology as well as new applications to address additional customer use cases. The success of any enhancements or new products depends on several factors, including timely development completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance and demand. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain defects, may have interoperability difficulties, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully enhance DeepSolar technology and applications to meet evolving customer requirements and develop new products and applications, or if our efforts to increase the usage of our DeepSolar technology are more expensive than we expect, then our business, results of operations and financial condition could be harmed.

Our sales efforts involve considerable time and expense and the sales cycle is often long and unpredictable.

We expect that our future operations may fluctuate, in part, because of the nature of our sales efforts and the length and unpredictability of our sales cycle. As part of our sales efforts, we need to invest considerable time and expense evaluating the specific organizational needs of our potential customers and educating these potential customers about the technical capabilities and value of the DeepSolar solution. We provide our DeepSolar solution to potential customers at no or low cost initially to them for evaluation purposes through short-term pilot deployments and there is no guarantee that we will be able to convert customers from these short-term pilot deployments to full revenue-generating contracts. The length of our sales cycle, from initial demonstration of our solution to sale of our solution tends to be long and varies from customer to customer. Because decisions to purchase our solution involves significant financial commitments, potential customers generally evaluate our solution at multiple levels within their organization, each of which often have specific requirements, and typically involve their senior management.

Any sales to commercial enterprise organizations, which make product purchasing decisions based in part or entirely on factors, or perceived factors, not directly related to the features of our solution, including, among others, that customer’s projections of business growth, uncertainty about macroeconomic conditions, capital budgets, anticipated cost savings from the implementation of our solution, potential preference for such customer’s internally-developed software solutions, perceptions about our business, more favorable terms offered by potential competitors, and previous technology investments. In addition, certain decision makers and other stakeholders within our potential customers tend to have vested interests in the continued use of internally developed or existing software, which may make it more difficult for us to sell our solution. As a result of these and other factors, our sales efforts typically require an extensive effort throughout a customer’s organization, a significant investment of human resources, expense and time, including by our senior management, and there can be no assurances that we will be successful in making a sale to a potential customer. If our sales efforts to a potential customer do not result in sufficient revenue to justify our investments, our business, financial condition, and results of operations could be adversely affected.

If we are unable to establish sales and marketing capabilities or enter into successful relationships with business targets and third parties to perform these services, we may not be successful in commercializing the DeepSolar solution.

We have a very limited sales and marketing infrastructure and are in the very early stages of commercializing the DeepSolar solution having generated limited revenue to date. To achieve commercial success for our DeepSolar solution or any future developed solution, we will need to establish a sales and marketing infrastructure or to out-license such activities.

Factors that may inhibit our efforts to commercialize any future products on our own include:

●	we have not recruited adequate numbers of effective sales and marketing personnel;

●	the challenge of sales personnel to obtain access to potential customers;

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities for the markets we are targeting or enter into successful arrangements with third parties to perform these services, we will not be successful in commercializing our technologies and our revenues and profitability may be materially adversely affected.

If we fail to scale our business operations or otherwise manage future growth of the DeepSolar business effectively as we attempt to grow our company, we may not be able to market and sell the DeepSolar solution successfully.

To grow the DeepSolar business we will need to expand our operations which will require hiring, retaining and training new personnel, controlling expenses, and implementing administrative infrastructure, systems and processes. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Failure to expand operational and financial systems in a timely or efficient manner may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be materially adversely impacted.

If our business grows, we will have to manage additional product design projects and sales and marketing efforts for an increasing number of solutions as well as expand the number and scope of our relationships with  customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may materially adversely impact our operating results. Additionally, in our efforts to be first to market with new solutions with innovative functionality and features, we may devote research and development resources to features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to manage these growth activities. In particular, a period of significant growth in the number of personnel could place a strain upon our management systems and resources. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver or timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. In addition, our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products.

Our future will depend in part on the ability of our officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage our workforce. Our current systems, procedures and controls are inadequate to support our future operations. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy.

If we are not able to enhance DeepSolar’s brand and increase market awareness of the DeepSolar solution, then our business, results of operations and financial condition may be adversely affected.

We believe that enhancing the “DeepSolar” brand identity and increasing market awareness of the DeepSolar solution is critical to achieving broader market acceptance. Our ability to successfully achieve market acceptance may be adversely affected by a lack of awareness or acceptance of the DeepSolar brand. To the extent that we are unable to foster name recognition and affinity for our brand, our growth may be significantly delayed or impaired. The successful promotion of the DeepSolar brand will depend largely on ourcmarketing efforts, market adoption, and our ability to successfully differentiate our solution from competing products and services. Any incident that erodes customer affinity for our brand could significantly reduce our brand value and damage our business. If customers perceive or experience a reduction in quality, or in any way believe we fail to deliver a consistently positive experience, our brand value could suffer and our business may be adversely affected.

Real or perceived errors, failures, or bugs in our DeepSolar solution could adversely affect our operating results and growth prospects.

We update our DeepSolar solution from time to time. Despite efforts to test our updates, errors, failures or bugs may not be found in our solution until after they are deployed to a customer. We have discovered and expect we will continue to discover errors, failures and bugs in our products and anticipate that certain of these errors, failures and bugs will only be discovered and remediated after deployment. Real or perceived errors, failures or bugs in our technology could result in negative publicity, government inquiries, loss of or delay in market acceptance of our solution, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

We face significant competition in every aspect of our DeepSolar business. Our competitors include among others Power Factors, Green Project Management and Meteocontrol. These companies may already have an established market in our industry. Most of these companies have significantly greater financial and other resources than us and have been developing their products and services longer than we have been developing ours.

In addition, some of our larger competitors have substantially broader offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential customers from purchasing our solution. Potential customers may also prefer to purchase from their existing solution providers rather than a new solution provider regardless of product performance or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and our loss of any future market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our products. Any failure to meet and address these factors could harm our business, results of operations and financial condition.

Our DeepSolar business could be significantly disrupted if we lose key members of the DeepSolar team.

The success of our DeepSolar business depends upon the continued contributions of key DeepSolar employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate these individuals. The loss of the services any of these key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations.

Before we acquired the DeepSolar business, the former owner of the DeepSolar business  had received Israeli government grants for research and development, the repayment of which we assumed as part of the acquisition of the DeepSolar business.

Before we acquired the DeepSolar business, Raycatch Ltd., or Raycatch, the former owner of the DeepSolar business received approximately $650,000 in funding for research and development from the Israel Innovation Authority, or the IIA (formerly the Office of the Chief Scientist of Israel’s Ministry of Economy and Industry, or the OCS).  In connection with the acquisition of the DeepSolar business we assumed the obligations resulting from such funding under the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, and related regulations, as amended (the Research Law).  Under the Research Law and the terms of IIA grants, royalties on the revenues derived from sales of products (and associated services) developed with IIA funding are payable to the Israeli government, generally at the rate of 3% (and at an increased rate under certain circumstances, as described below). The obligation to make these royalty payments terminates upon repayment of the amount of grants, linked to the U.S. dollar, plus interest (in accordance with IIA regulations), which amount may be increased under certain circumstances, as described below.

Under the Research Law, the transfer or license to third parties outside of Israel of know-how or technologies developed under IIA-funded programs, or the transfer to third parties outside of Israel of manufacturing or rights to manufacture based on IIA-funded know-how, requires the consent of the IIA in certain circumstances, and may result in increased payments to the IIA. Specifically, for the transfer of manufacturing outside of Israel, royalty payments can be up to three times the amount of the IIA grants received, linked, plus interest, and the royalty repayment rate may increase. For the transfer of IIA-funded know-how outside of Israel, the payment may be up to six times the amount of the IIA grants, linked, plus interest.

Should we wish to further dispose of DeepSolar in the future, there is no assurance that we will be able to obtain the IIA’s consent on terms acceptable to us, or at all. Even following the full repayment of IIA grants, we must nevertheless continue to comply with the requirements of the Research Law. If we fail to comply with any of the conditions and restrictions imposed by the Research Law and regulations and guidelines thereunder, or by the specific terms of the IIA grants, we may be required to refund any IIA grants that Raycatch previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

In addition, in connection with the acquisition of the DeepSolar business we assumed approximately NIS 450,000 in funding that Raycatch previously received from the Israeli Ministry of Economy and Industry and that is repayable at a rate of 3% of sales that are made in certain territories.

If solar energy technologies are not suitable for widespread adoption, or if sufficient demand for our software-enabled services does not develop or takes longer to develop than we anticipate, our sales may not increase and we may be unable to achieve or sustain profitability.

The DeepSolar solution is focused on the solar energy market. The market for solar energy is emerging and rapidly evolving, and its future success is uncertain. If solar energy proves unsuitable for widespread commercial deployment or if demand for our DeepSolar solution fails to develop sufficiently, our future revenue, market share and profitability would be adversely impacted. Many factors may influence the widespread adoption of solar energy and demand for our solution, including, but not limited to the cost-effectiveness of solar energy technologies as compared with conventional and competitive technologies, the performance and reliability of solar energy products as compared with conventional and non-renewable products, fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources, increases or decreases in the prices of oil, coal and natural gas, continued deregulation of the electric power industry and broader energy industry, and the availability or effectiveness of government subsidies and incentives. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new products and services into a nascent industry.

If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be negatively affected and the potential growth of our business may be limited.

Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The assumptions relating to our market opportunities include, but are not limited to (i) general declines in the cost of renewable energy generation assets and battery energy storage systems; (ii) growing deployment of renewable energy assets and battery energy storage systems; and (iii) continued complexity of the electrical grid and resulting demand for stability and resiliency. Our expected market opportunities are also based on the assumption that our existing and future offerings will be more attractive to our customers and potential customers than competing products and services. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.

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

While we have patent protection for PRF-110, our DeepSolar business does not have any patents or patent applications. As with our competitors, our ability to maintain and solidify a proprietary position for our product candidates will depend upon our success in obtaining effective patent claims that cover such product candidates, their manufacturing processes and their intended methods of use, and enforcing those claims once granted. Furthermore, in some cases, we may not be able to obtain issued claims covering our product candidates which are sufficient to prevent third parties, such as our competitors, from either utilizing our technology or designing around any patent claims to avoid infringing them. Any failure to obtain or maintain patent protection with respect to our product candidates could have a material adverse effect on our business, financial condition, and results of operations.

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

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and several hundred thousand Israeli military reservists were drafted to perform immediate military service, including at the time about 10% of our workforce in Israel. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of April 1, 2025, we currently have six employees located in Israel.

 In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, culminating in a ceasefire agreed to between Israel and Lebanon in November 2024, the results of which are uncertain. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Such clashes may escalate in the future into a greater regional conflict. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical trials of PRF-110. As such, our clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

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

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

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

General Risk Factors

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

Although we do not currently plan to engage in additional strategic transactions, such as acquisitions, we may from time to time consider such transactions. Material strategic transactions involve a number of risks, including:

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

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during 2023 or 2024. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of the inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

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

As previously reported, on May 28, 2024, we received a notification letter from the Nasdaq Listing Qualifications notifying us that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on Nasdaq, since the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days. In accordance with Nasdaq’s Listing Rules, we had a period of 180 calendar days from the date of notification, or until November 25, 2024, to regain compliance with the Minimum Bid Price Rule. On December 4, 2024, we received notice from Nasdaq notified us that we had regained compliance with the minimum bid price requirement under Nasdaq Rules 5550(a)(2).

Separately, on November 7, 2024, we received a notification letter from Nasdaq that we are not in compliance with Nasdaq’s Listing Rule 5550(b), or the Minimum Equity Rule, due to our stockholders’ equity falling below the required minimum of $2,500,000. We had a period of 45 calendar days from the date of notification, or until December 19, 2024, to submit a comprehensive plan to regain compliance with the Minimum Equity Rule and intend to do so imminently. On December 19, 2024, we submitted to Nasdaq our compliance plan and on February 28, 2025, Nasdaq granted us an exception through April 14, 2025 to evidence compliance with the Minimum Equity Rule.

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

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Israel and Hamas and the ongoing conflict between Russia and Ukraine (for a description of our risks resulting from the military conflict between Israel and Hamas, see “Risk Factors- Risks Relating to Our Operations in Israel - Security, political and economic instability in the Middle East may harm our business”).

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

We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We identified a material weakness in our internal control over financial reporting in the financial year ended December 31, 2024. Specifically, we determined that due to the small-scale nature of our company, we currently do not have sufficient finance staff to provide for effective oversight over our period-end financial reporting process and we have an incomplete segregation of duties. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of each of December 31, 2024.

In order to remediate the material weakness, we plan to hire additional accounting and finance personnel with public company experience or to provide the necessary training for such new hires without public company experience. We cannot assure you the measures we are taking to remediate the material weakness will be sufficient or that they will prevent future material weakness. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods. In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of our ordinary shares and warrants.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event our internal controls over financial reporting do not operate effectively. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in its periodic reports that are filed with the SEC. If we are unable to remediate our existing material weakness or identify additional material weaknesses and are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of the financial reports and the market price of our ordinary shares and warrants could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources. For more information regarding these remedial actions and enhancement measures, see “Item 15. Controls and Procedures—Material Weakness in Internal Control Over Financial Reporting”.

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

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the average value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2024 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. In any taxable year in which we are characterized as a PFIC for U.S. federal income tax purposes, a U.S. Holder, (as defined below) that owns ordinary shares could face adverse U.S. federal income tax consequences, including having gains realized on the sale of ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on ordinary shares by U.S. Holders who are individuals, and having interest charges apply to distributions by us and the proceeds of ordinary share sales. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of the ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. If we are a PFIC in any year, U.S. Holders may be subject to additional Internal Revenue Service, or IRS, filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see “10.E - Taxation - Certain U.S. Federal Income Tax Consequences.”

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

Further, the stock market in general may experience extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of companies. Broad market and industry factors may negatively affect the market price of our ordinary shares regardless of our actual operating performance. See also Risk Factors-Risks Relating to Ownership of Our Ordinary Shares “We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.” In addition, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

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

We are a specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. In March 2025, we acquired the business operations related to an AI-driven solar analytics technology, DeepSolar.

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

See Item 5 - Operating and Financial Review and Prospects for information regarding our capital expenditures for the past three fiscal years and principal capital expenditures currently in progress.

B.	Business Overview

We are a specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. In March 2025, we acquired the business operations related to an AI-driven solar analytics technology, DeepSolar.

Pain Reform Drug Development Business

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

In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States, for pain treatment of patients undergoing bunionectomy, successfully completing the first part of the Phase 3 clinical study soon thereafter in a PK study of 15 patients undergoing bunionectomy. In June 2024, we completed patient enrollment in our Phase 3 clinical trial for our PRF-110 product. In total, 428 patients were enrolled at eight clinical sites across the U.S. The primary efficacy endpoint was mean area under the curve, or AUC, of the numerical rating scale, or NRS, of pain intensity scores over 72 hours (AUC0-72) for PRF110 compared with placebo.

In November 2024, we announced that the initial analysis of the topline data indicates that PRF-110 demonstrated statistically significant superiority over placebo in reducing pain during the first 48 hours following surgery. However, data pertaining to the subsequent 24-hour period, which was essential for assessing the primary endpoint of the trial, was unclear due to incoherence of the data. In December 2024, following further investigation, we determined that the data from the final 24- hour period could not be clarified to satisfy the study’s primary endpoint 72 hours requirement and therefore it did not meet the primary endpoint of the study. Despite this setback, we initiated research and development activities to better understand and refine the pharmaco-kinetics and pharmaco-dynamics of PRF-110 based on the data received from the study. These efforts are intended to potentially resolve this issue to support future clinical trials.

Market Opportunity

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

Phase 3 Clinical Trial

In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States, for pain treatment of patients undergoing bunionectomy. The bunionectomy Phase 3 trial was a randomized, double-blind, placebo- and active-controlled, multicenter study to evaluate the analgesic efficacy and safety of intra-operative administration of PRF-110 following unilateral bunionectomy. The study was conducted in two parts. In the first part, a total of 15 patients were enrolled in an open label study at a single site in which PRF-110 was administered intra-operatively to measure safety and plasma concentration levels. All safety requirements including plasma concentration levels were met, and the study proceeded to the second part. In the second part, we randomized 428 patients. PRF-110 was administered intra-operatively and patients were divided into three cohorts, PRF-110, Naropin® (ropivacaine), and placebo in a 2:2:1 ratio. The primary efficacy endpoint is mean area under the curve, or AUC, of the numerical rating scale, or NRS, of pain intensity scores over 72 hours (AUC0-72) for PRF110 compared with placebo. Secondary efficacy endpoints include mean AUC0-72 of the NRS of pain intensity scores for PRF110 compared with plain ropivacaine, total post-surgery opioid consumption (in morphine equivalents) over 72 hours for PRF110 compared with saline placebo, the proportion of subjects who are opioid-free through 72 hours for PRF110 compared to that of plain ropivacaine, the total postoperative opioid consumption through 72 hours for PRF110 compared to that of plain ropivacaine. Safety endpoints included incidence of treatment emergent adverse events and serious adverse events, physical examination, vital signs and wound healing.

In May 2023, we announced that our supplier of API received a deficiency notice from the FDA related to the supplier’s DMF-the file on record with FDA representing the manufacturing process and facility to produce the API. As a result of this notice, the second part of our first Phase 3 clinical trial was delayed until September 2023, once the required information was provided to the FDA, resolving the deficiency notice. None of the issues raised were related to our PRF-110 product. In October 2023, we reactivated our clinical study, enrolling the first patients in the second part of the Phase 3 trial.

In June 2024, we successfully completed patient enrollment in our Phase 3 clinical trial for our PRF-110 product. In total, 428 patients have been enrolled at eight clinical sites across the U.S. In November 2024, we announced initial analysis of the topline data indicates that PRF-110 demonstrated statistically significant superiority over placebo in reducing pain during the first 48 hours following surgery. However, data pertaining to the subsequent 24-hour period, which was essential for assessing the primary endpoint of the trial, was unclear due to incoherence of the data. In December 2024, following further investigation, we determined that the data from the final 24- hour period could not be clarified to satisfy the study’s primary endpoint 72 hours requirement and therefore it did not meet the primary endpoint of the study. Despite this setback, we initiated research and development activities to better understand and refine the pharmaco-kinetics and pharmaco-dynamics of PRF-110 based on the data received from the study. These efforts are intended to potentially resolve this issue to support future clinical trials including a hernia repair clinical trial that we planned on initiating if the bunionectomy trial was successful.

Our Strategy

Our strategy is to incorporate generic drugs with our proprietary extended-release drug-delivery system in order to create extended-release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA. We continue to focus on bringing to market PRF-110, our first product candidate and subject to the outcome of the research and development activities to better understand and refine the pharmaco-kinetics and pharmaco-dynamics of PRF-110 based on the data received from the Phase 3 study,  we believe that we are well positioned to accomplish this:

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

We engaged Pharmaceutics International Inc, a US based CMO for the purpose of manufacturing our clinical trial batches. In 2021, we encountered issues with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International Inc. a U.S.-based CMO for the purpose of manufacturing our clinical trial batches. During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues with product stability which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues by further improving the manufacturing process, and in March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States.

In June 2023, while we were ready to initiate the second part of our first Phase 3 clinical trial of PRF-110 in patients undergoing bunionectomy surgery, we had to stop the initiation and announce that our supplier of the API has received a deficiency notice from the FDA related to our supplier’s DMF. The DMF is the file on record with FDA representing the manufacturing process and facility to produce the API. As a result, the second part of our first Phase 3 trial was delayed and re-commenced once the required information has been provided by the supplier to the FDA and the deficiency notice has been resolved, which happened in September 2023. None of the issues raised were related to the Company’s PRF-110 product. Following the FDA review process of the DMF in September 2023, the Company received a letter from the FDA, removing any objections for use of the API manufactured by the DMF holder. In October 2023, we reactivated the clinical study and enrolled the first patients in the second part of the Phase 3 trial with our contract research organization.

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

Because patent applications in the U.S. and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, or USPTO, to determine priority of invention or in post-grant challenge proceedings at the USPTO or at a foreign patent office, such as inter parties review and post grant review proceedings at the USPTO and opposition proceedings at the European Patent Office, that challenge priority of invention or other features of patentability. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us. For more information regarding the risks related to our intellectual property, see “Risk Factors-Risks Related to Our Intellectual Property.”

Patent portfolio

As of April 1, 2025, our patent portfolio includes sixteen (16) issued patents, of which three (3) are U.S. patents and thirteen (13) are foreign patents in Australia, Canada, China, India, Israel, Japan, and the Russian Federation. In addition, the portfolio includes two (2) foreign patent applications that are pending in the European Patent Office.

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

In addition to our reliance on patent protection for our product candidates and research programs, we also rely on trade secrets and confidentiality agreements to protect our technology, know-how and other aspects our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see “Risk Factors-Risks Related to Our Intellectual Property.”

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

DeepSolar AI Analytics Software Business

Business Acquisition Agreement

On February 17, 2025, we entered into a business acquisition agreement with Blade Ranger Ltd., or BladeRanger, an Israeli technology company established on December 3, 2015, specializing in innovative solutions to optimize the efficiency and profitability of photovoltaic (PV) solar panels, pursuant to which we acquired 100% of the business activities, software, and knowledge base associated with DeepSolar technology. The transaction closed on March 5, 2025.

As a result of the business acquisition, we received all rights, title and interest in certain (i) agreements, (ii) intellectual property, (iii) accounts receivable, (iv) equipment, (v) DeepSolar’s reputation and customer relations associated with their business, (vi) the “My DeepSolar” application and technology, and (vii) all rights, title and interest in, to or arising from any of the foregoing assets, properties and rights (whether real, personal or mixed, tangible or intangible, wherever located), each as set forth or defined in the Agreement (collectively, the “Acquired Assets”). In consideration of the acquisition we issued to BladeRanger 178,769 of our ordinary shares, representing 9.9% of the Company’s issued and outstanding share capital (after such issuance) and a pre-funded warrant to purchase 223,792 ordinary shares. After the increase of our share capital at our shareholders’ meeting scheduled for April 10, 2025, we will issue the remaining securities to BladeRanger, which include (1) a pre-funded milestone warrant to purchase 470,463 ordinary shares, (2) warrant-A to purchase 1,087,565 ordinary shares, and (3) warrant-B to purchase 1,087,565 ordinary shares. In addition, certain employees of BladeRanger entered into employment agreements with us.

The pre-funded warrant is exercisable at an exercise price of $0.01 per share until exercised in full. The pre-funded milestone warrant is exercisable upon achievement of a milestone at an exercise price of $0.01 per share until exercised in full with respect to the pre-funded warrant issued at closing and for a period of five and half years from the date of grant with respect to the pre-funded warrant to be issued after our shareholders’ meeting referenced above. The warrant-A is exercisable upon achievement of a certain milestone during a period of five and half years from the date of grant at an exercise price equal to our average trading closing price five days prior to our board of directors’ resolution to issue such warrant. The warrant-B vests if during the two year period following the closing a certain milestone is met at an exercise price equal to US$6.40 and once vested shall have a three year exercise period.

Pursuant to the agreement, BladeRanger may not exercise any of the pre-funded warrants, pre-funded milestone warrants, warrants-A or warrants-B held by it (or any assignee or transferee of BladeRanger), if, following such exercise, BladeRanger (including any assignee or transferee) holds our ordinary shares which exceed 9.99% of our issued and outstanding share capital of the Company.

Previously, in January 2023, BladeRanger acquired the DeepSolar business from Raycatch, a private Israeli company engaged in the climate-tech and renewable energy sectors, that was founded in 2015. Raycatch originally developed the DeepSolar technology.

Overview of DeepSolar Business

The DeepSolar technology is a cutting-edge AI-powered analytics software that optimizes the efficiency and profitability of solar energy assets. DeepSolar’s software helps solar system site owners maximize energy production and increase profitability through an AI based software that monitors and analyzes their solar assets. Its technology integrates seamlessly with supervisory control and data analytics (SCADA) systems via a centralized dashboard, offering real-time monitoring, performance analytics, and automated maintenance solutions. The DeepSolar technology extracts the data and analyzes it in real-time, while providing actionable insights that help boost productivity and enhance control through automatic tools for daily monitoring and reporting and with top-down and bottom-up operational dashboards.

Operating in both the business to business and business-to-business-to-consumer (B2B2C) sectors, where we provide solutions directly to commercial partners and solar operators who, in turn, serve end-consumers. DeepSolar aims to provide enterprise-level solutions for large-scale solar operators and residential applications for individual homeowners. In the commercial sector, our technology helps solar farms reduce operational inefficiencies and increase energy output. In the residential market, its mobile app, MyDeepSolar, empowers homeowners to optimize their solar investments, detect inefficiencies, and reduce energy costs. The DeepSolar technology technology can cut operational costs while maximizing energy production, presenting a significant market opportunity across multiple verticals.

Market Opportunity

According to the SolarPower Europe report on the solar market from 2021-2026, the solar energy market is expanding rapidly, generating over 1 terawatt (TW) of energy and growing at an annual rate of 25.32%. We believe that the DeepSolar’s technology enhances the profitability of solar assets by reducing operational costs, maximizing energy yield, and providing predictive analytics to drive better decision-making.

The residential solar market has experienced significant growth, with the global residential solar PV market valued at USD 94.2 billion in 2024 and projected to grow at a CAGR of 7.9% from 2025 to 2034. Despite this expansion, homeowners face challenges in effectively monitoring and optimizing their solar energy systems. Many existing applications are manufacturer-specific, offering limited insights primarily focused on energy production and consumption data. This fragmented approach can lead to several issues: limited diagnostic capabilities, where basic monitoring apps may not provide detailed analyses of system performance, making it difficult to identify underperforming components or issues like soiling and hardware malfunctions; lack of comprehensive analytics, which can prevent homeowners from understanding the true irradiance and factors affecting their system’s efficiency, potentially leading to suboptimal energy yields; and inefficient maintenance alerts, where the absence of timely alerts on malfunctioning hardware devices, such as inverters and panels, can result in delayed maintenance, reducing overall system performance. This growing gap between basic monitoring capabilities and the increasing complexity of residential solar systems underscores the urgent need for innovative, comprehensive solutions like MyDeepSolar, which empower homeowners to maximize efficiency, minimize losses, and fully capitalize on their solar investments.

The key advantages of our solution, MyDeepSolar, as a comprehensive application that enhances the monitoring and optimization of residential solar systems include:

•
PV Production Analytics: MyDeepSolar goes beyond conventional energy monitoring by factoring in true irradiance levels. This enables precise performance assessments, ensuring that energy production is optimized under all conditions.

•
Hardware Malfunction Alerts: The application continuously monitors inverters, panels, and other critical components, automatically generating real-time alerts for any malfunctions. These notifications are delivered promptly, reducing downtime and preventing further losses.

•
Losses Breakdown Analysis: MyDeepSolar quantifies energy losses caused by underperforming devices, soiling levels, and other inefficiencies. This granular analysis empowers homeowners to identify and prioritize corrective actions effectively.

•
Daily Prioritized Task Lists: The software provides actionable recommendations in real time, tailored to specific needs such as cleaning schedules, hardware repairs, or system adjustments. Each task is quantified in terms of its ROI impact, helping users make informed, data-driven decisions.

•
Comprehensive System Visibility: MyDeepSolar offers high-resolution diagnostics at the string and panel levels, enabling users to understand exactly what is happening across their solar field and address issues with pinpoint accuracy.

•
Seamless Integration: The application is fully compatible with existing monitoring solutions and hardware, requiring no additional site visits or hardware installations. This frictionless process ensures easy adoption for homeowners.

•	Cost Optimization: By automating diagnostics and reducing reliance on manual monitoring or expensive analyst services, MyDeepSolar delivers savings on operational and maintenance costs.

How the DeepSolar Solutions Work

The DeepSolar technology is based on a machine learning expert system, focused on pattern recognition. The DeepSolar technology is a multi-vendor software that optimizes each component of the solar system to provide valuable insights for the end-user. The end-user for the DeepSolar technology includes commercial utility owners, commercial business owners, and individual, residential home owners.

DeepSolar solutions provide a comprehensive suite of features designed to optimize the performance and profitability of photovoltaic solar fields including:

•	the smart live monitoring feature which offers alerts, availability dashboards, and plots for raw data analysis, ensuring real-time visibility into system performance;
•	performance analytics which delivers a full breakdown of losses, highlighting gaps between planned and actual outputs;
•	event management which prioritizes fault checks to address issues promptly and efficiently;
•	automatic verification which ensures full gain recovery by continuously validating system performance;
•	the report generator feature which provides detailed reports for any specified time range, enabling thorough analysis and informed decision-making; and
•	management dashboards with customer-specific performance ratios and tailored insights to support strategic planning and operational excellence.

The DeepSolar technology is an optimization software for solar systems. The software will first receive data from all parts of the solar system equipment to understand what the system intends to produce, such as basic equipment configuration and the expected behavior of each equipment component in the solar system purchased by the end user. The software then addresses what the system is outputting. The software then monitors and collects this output data hourly and daily, and it will compare the results to the expectation of the equipment components within the environment and parameters with which the solar system is situated in. The software then produces insights based on the patterns and comparisons it has learned from the system to provide the diagnosis for system issues and efficient solutions for the solar system.

High precision diagnostics allow each solar panel to be analyzed for specific issues, such as disconnected strings or dust accumulation, ensuring maximum energy yield. Additionally, DeepSolar isolates performance issues caused by inverters, transformers, and other critical components. The software then produces insights based on the patterns and comparisons it has learned from the system to provide the diagnosis for system issues and efficient solutions for the solar system. DeepSolar automatically generates prioritized task lists daily, providing field technicians with precise instructions on what needs to be fixed and when. These tasks are quantified by their ROI impact, enabling operators to make data-driven decisions. Focused and actionable recommendations are delivered daily to improve operational efficiency, and decisions are guided by clear financial impact metrics, helping operators optimize their Internal Rate of Return.

Research and Development

Over the past decade, significant amounts of time and expense have been invested in the development of the DeepSolar technology. Our software development team is responsible for the design, development, integration, and testing of our technology. We focus our efforts on developing our software to improve our algorithms, augment value with new revenue streams and localize our capabilities based on geography and regulatory considerations. In addition, the DeepSolar technology hosts a robust library of over 100 data-driven insights, designed to optimize solar system performance and maximize energy yield and profitability.

Sales and Marketing

We have a very limited sales and marketing infrastructure and are in the very early stages of commercializing the DeepSolar solution having generated limited revenue to date. To achieve commercial success for our DeepSolar solution or any future developed solution, we will need to establish a sales and marketing infrastructure or to out-license such activities.

We are seeking to build a diverse customer base, including solar energy companies, solar field maintenance providers and residential home owners. Additionally, the DeepSolar technology contains a residential mobile app “My DeepSolar,” which is expected for use among homeowners seeking to monitor and enhance the performance of their solar installations.

Competition

We face significant competition in every aspect of our DeepSolar business. Our competitors include among others Power Factors, Green Project Management and Meteocontrol. These companies may already have an established market in our industry and companies have significantly greater financial and other resources than us and have been developing their products and services longer than we have been developing ours. Their software often focuses on a specific market, industrial utilities, or residential customers; whereas, the DeepSolar technology has the capability to be applied to industrial commercial, and residential use. Our software can give specific benefits that we believe the market lacks, given our distinct focus on detailed diagnostics and ROI-driven actions complements, enabling us to provide insights such as performance analytics that compares potential and actual usage, identification analytics of equipment issues, production of equipment washing optimization plans, efficiency analytics of equipment components, data cleansing and pattern recognition of user’s equipment usage, and event management and task assignments.

In addition to established industry players, we face competition from emerging startups that are often agile and innovative, leveraging cutting-edge technologies to disrupt the market. These new entrants may introduce novel solutions that challenge our existing offerings and capture market share. Furthermore, the competitive landscape is influenced by fluctuations in regulatory policies and incentives, which can impact the adoption of solar technologies and the demand for our products. Although we recognize the strengths of our competitors, we believe that we provide a significant value add to our users in that our DeepSolar solutions provide AI analytics, Seamless Integration with all SCADA providers, an insights based report generator, and one software and portal for all RES whereas many of our competitors only offer one or two of these features. We recognize that to remain competitive, we must continuously invest in research and development, enhance our technological capabilities, and adapt to changing market conditions. Our ability to anticipate and respond to these competitive pressures is crucial for sustaining our growth and maintaining our leadership position in the industry.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as contractual protections, to protect our proprietary technology. We do not hold any patents or patent applications with respect to the DeepSolar business.

We cannot provide any assurance that our proprietary rights with respect to our solutions will be viable or have value in the future since the validity, enforceability and type of protection of proprietary rights in software-related industries are uncertain and still evolving.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and effective copyright, trademark, trade secret and patent protection may not be available in those jurisdictions. Our means of protecting our proprietary rights may not be adequate to protect us from the infringement or misappropriation of such rights by others.

Further, in recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in the software and Internet-related industries. We can become subject to intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. These claims, even if not meritorious, could be expensive to defend and could divert management’s attention from operating our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award of damages and to develop non-infringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all.

Government Regulation

Government authorities in the U.S., at the federal, state, and local level, and in other countries and jurisdictions, including the EU, extensively regulate, matters relating to, amongst other things, renewable energy, environmental protection, technology deployment, and grid integration. Compliance with authorities such as the US Department of Energy, the Federal Energy Regulatory Commission, and other foreign bodies, as well as with applicable domestic and international statutes and regulations.

As we operate in the solar energy market, we indirectly benefit from federal, state, local and foreign incentives to promote solar electricity in the form of rebates, tax credits or exemptions and other financial incentives. the reduction, elimination or expiration of government subsidies and incentives for on-grid solar electricity may negatively affect the desirability of solar electricity and could harm or halt the growth of the solar electricity industry and our business. For example, in 2015 the U.S. congress passed a multi-year extension to the solar Investment Tax Credit (ITC), and such extension helped grow the U.S. solar market. The IRA extended the term of the ITC through 2034. However, future reduction in the ITC could reduce the demand for solar energy solutions in the U.S. which would have an adverse effect on our business, financial condition, and results of operations.

In addition to environmental and energy regulations, we are subject to a number foreign and domestic laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we, our products, or our technology may not be, or may not have been, compliant with each such applicable law or regulation.

In particular, we are subject to a variety of federal, state and international laws and regulations governing the processing of personal data. Many U.S. states have passed laws requiring notification to data subjects when there is a security breach of personally identifiable data. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection. In addition, data protection laws in Europe and other jurisdictions outside the United States can be more restrictive than those within the United States, and the interpretation and application of these laws are still uncertain and in flux.

For example, the General Data Protection Regulation, or GDPR, which took effect on May 25, 2018, enhances data protection obligations for entities that process personal data about individuals, including obligations to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to the greater of €20 million or 4% of global annual revenue. In addition, the California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation. Further, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. Given the breadth and depth of changes in data protection obligations, meeting the requirements of GDPR and other applicable laws and regulations has required significant time and resources, including a review of our technology and systems currently in use against the requirements of GDPR and other applicable laws and regulations. We have taken various steps to prepare for complying with GDPR and other applicable laws and regulations however there can be no assurance that these steps are sufficient to assure compliance. Further, additional EU laws and regulations (and member states’ implementations thereof) further govern the protection of individuals and of electronic communications. If our efforts to comply with GDPR or other applicable laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to use personal data of individuals could be significantly impaired.

Legal proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and, are not aware of any pending or threatened material legal or administrative proceedings against us.

Employees

As of December 31, 2024, we had two full-time employees and four part time employees engaged in research and development, operations, and administration. Following the acquisition of the DeepSolar business in March 2025 from BladeRanger, three of their employees involved in the DeepSolar business became our employees.

We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including drug product manufacture and quality assurance.

C.	Organizational Structure

We currently have no subsidiaries.

D.	Property, Plant and Equipment

We have facilities in Tel Aviv, Israel. Our Tel Aviv facilities consist of approximately 2,300 square feet of office space under a lease that expires on August 22, 2025. The annual cost of the lease and management services cost is approximately $78,000. We believe that our existing facilities are adequate for our current needs; however, we may require additional space and facilities as our business expands.

ITEM 4A. UNRESOLVED STAFF COMMENTS

 Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations and our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.-Risk Factors” and elsewhere in this Annual Report in Form 20-F.

On June 8, 2023, we effected a reverse share split of the ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0 per share, were consolidated into one (1) ordinary share, par value NIS 0.30. July 3, 2023 was the first date when our ordinary shares began trading on Nasdaq after implementation of the reverse split.

On September 6, 2024, we effected a 1-for-6 reverse share split of our authorized ordinary shares, including our issued and outstanding ordinary shares, and the par value of each share was decreased from NIS 0.30 per share, to no par value per share. September 9, 2024 was the first date when our ordinary shares began trading on Nasdaq after implementation of that reverse split.

On November 20, 2024, we effected a 1-for-4 reverse share split of our authorized ordinary shares, no par value per share, including our issued and outstanding ordinary shares. November 21, 2024 was the first date when our ordinary shares began trading on Nasdaq after implementation of that reverse split.

Unless specifically provided otherwise herein, the share and per share information that follows in this annual report, other than in the historical financial statements and related notes incorporated by reference into this annual report, have been adjusted to give retroactive effect to both of the aforementioned share splits.

Overview

We are a specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. In March 2025, we acquired the business operations related to an AI-driven solar analytics technology, DeepSolar.

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

During the year ended December 31, 2024, we completed a public offering, a warrant inducement transaction, an offering under our at-the-market offering program and issued warrants following their exercise, together resulting in gross proceeds of $1.35 million (net proceeds, after deduction of issuance costs, were $1.3 million).

As of December 31, 2024, 2023 and 2022, we had approximately $4.3 million, $8.0 million, and $10.2 million in cash and cash equivalents (including short term deposits), respectively. We recorded net losses of $14.6 million, $9.3 million, and $8.8 million for the years ended December 31, 2024, 2023 and 2022, respectively, and had negative operating cash outflows of $12.6, $6.7 and $6.5 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of approximately $56.5 million.

We expect to continue to incur significant expenses and increasing losses for next several years. Our net losses may fluctuate significantly from period to period, depending on the timing of our planned clinical trials and expenditures on our other research and development and commercial development activities. We expect our expenses will increase substantially over time as we:

●	Implement our acquisition of the DeepSolar business;

●	continue the ongoing and planned preclinical and clinical development of our drug candidates;

●	build a portfolio of drug candidates through the acquisition or in-license of drugs, drug candidates or technologies;

●	initiate preclinical studies and clinical trials for any additional drug candidates that we may pursue in the future;

●	seek marketing approvals for our current and future drug candidates that successfully complete clinical trials;

●	establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval;

●	develop, maintain, expand and protect our intellectual property portfolio;

●	implement operational, financial and management systems; and

●	attract, hire and retain additional administrative, clinical, regulatory and scientific personnel.

Financial Operations Overview

Revenue

We have not generated any revenue and with respect to our drug development do not expect to generate any revenue unless or until we obtain regulatory approval and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments. We expect to generate revenue in the future from the commercialization of the DeepSolar technology.

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

A.	Operating Results

The table below provides our results of operations for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022
Statements of comprehensive loss data:	(US$ thousands)
Research and development	11,705	6,035	4,422
General and administrative	2,968	3,549	4,447
Total operating loss	14,673	9,584	8,869
financial (income) expenses, net	(93)	(248)	86
Loss before taxes	14,580	9,336	8,783
Income tax expense	8	8	9
Net loss	14,588	9,344	8,792

Operating Expenses

Research and development expenses.

Research and development expenses were $11.7 million for the year ended December 31, 2024, compared to $6 million for the year ended December 31, 2023, an increase of $5.7 million or 95%. The increase in research and development expenses during 2024 period is primarily due to an increase of $6.0 million in clinical trials and manufacturing expenses that was offset by a decrease of $0.2 million in subcontractors and consultants’ expenses.

 Research and development expenses were approximately $6.0 million for the year ended December 31, 2023, compared to approximately $4.4 million for the year ended December 31, 2022, an increase of approximately $1.6 million or 36.4%. The increase in research and development expenses during 2023 period is primarily due to increase of $3.2 million in clinical trials and manufacturing expenses that was offset by a decrease of $1.2 million in subcontractors and consultants’ expenses.

General and administrative expenses.

General and administrative expenses were approximately $3.0 million for the year ended December 31, 2024, compared to approximately $3.6 million for the year ended December 31, 2023, a decrease of approximately $0.6 million, or 16.7%. The decrease in general and administrative expenses is primarily due to decrease in insurance costs and share based compensation expenses.

General and administrative expenses were approximately $3.6 million for the year ended December 31, 2023, compared to approximately $4.4 million for the year ended December 31, 2022, a decrease of approximately $0.8 million, or 18.2%. The decrease in general and administrative expenses is primarily due to decrease in insurance costs and certain professional services costs.

Financial income (expenses).

Financial income were $93,000 for the year ended December 31, 2024, compared to financial income of approximately $248,000 for the year ended December 31, 2023, a decrease of approximately $155,000 or 62.5%. The decrease was primarily due to a decrease of the cash in 2024.

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

Net loss.

Net loss for the year ended December 31, 2024 was approximately $14.6 million, compared to a net loss of approximately $9.3 million for the year ended December 31, 2023, an increase of approximately $5.3 million or 57.0%, due to the factors discussed above.

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

 Substantial Doubt About Ability to Continue as a Going Concern

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, and capital raising activities. We are still in our development stage with respect to our development of PRF-110 and have not yet generated revenues. Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives.

We have incurred significant losses and negative cash flows from operations since our inception. For the years ended December 31, 2024 and 2023, we incurred losses of $14.6 million and $9.3 million, respectively, and had negative operating cash outflows of $12.6 million and $6.7 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of approximately $56.5 million. We have funded our operations to date primarily through equity financings and, as of December 31, 2024, we had cash and cash equivalents (including restricted cash) of approximately $4.3 million and a positive working capital of approximately $2.0 million.

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110 and the DeepSolar solution, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty. As a result, we will be required to raise additional capital in the future to support our operations. Therefore, there is substantial doubt about our ability to continue as a going concern.

Management’s plans include raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships and generating revenues from the commercialization of the DeepSolar solution. There are no assurances, however, that we will successfully obtain the level of financing needed for our operations. If we are unsuccessful in raising capital, we may need to reduce activities, curtail, or abandon some or all of our operations, which could materially harm our business, financial condition and results of operations.

These factors raise substantial doubt on our ability to continue to operate as a going concern. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Overview

To date, we have funded our operations primarily through proceeds from our public offerings, warrant exercises and private placements. As of December 31, 2024, we had an accumulated deficit of approximately $56.5 million cash and cash equivalents (including restricted cash) of approximately $4.3 million and a positive working capital of approximately $2.0 million.

On April 15, 2024, the Company sold to certain institutional investors an aggregate of (i) 18,646 of ordinary shares, (ii) 189,688 prefunded warrants to purchase 189,688 ordinary shares (the “April 2024 Warrants”), and (iii) 208,335 warrants to purchase 208,335 ordinary shares (the “Investor Warrants”), at a purchase price of $19.20 per Share and accompanying Investor Warrant, and $19.199 per April 2024 Warrants and accompanying Investor Warrant, resulting in gross proceeds of approximately $4.0 million, before deducting our offering expenses.

On April 18, 2024, we sold to certain institutional investors an aggregate of (i) 18,645 of our ordinary shares, (ii) 4,552,500 prefunded warrants to purchase 189,688 ordinary shares, and (iii) 5,000,000 warrants to purchase 208,333 ordinary shares at a purchase price of $19.20 per ordinary share and accompanying warrant, and $19.1999 per prefunded warrant and accompanying warrant, resulting in gross proceeds of approximately $4.0 million, before deducting our offering expenses. In addition, we also amended the terms of certain existing warrants to purchase up to an aggregate of 494,650 ordinary shares that were previously issued in December 2023. Pursuant to the terms of the amendment, the exercise price of the December 2023 warrants was reduced to $6.40 per share, and the expiration date was amended to April 2029.

On September 10, 2024, we entered into an inducement offer letter agreement with a certain holder of certain of our existing warrants pursuant to which the holder agreed to exercise for cash its existing warrants to purchase an aggregate of 247,325 of our ordinary shares at an exercise price of $6.40 per ordinary share in consideration of our agreement to issue to the holder new warrants to purchase up to an aggregate of 494,650 ordinary shares at an exercise price of $6.40 per ordinary share, resulting in gross proceeds of approximately $1.58 million, before deducting our offering expenses.

In October 2024, we entered into an At The Market Offering Agreement, or the ATM Agreement, with H.C. Wainwright & Co., LLC, as sales agent pursuant to which we may offer and sell, from time to time through the sales agent our ordinary shares up to $1.35 million. In January 2025, we increased the at-the-market equity program by an additional $4 million. As of April 1, 2025, we sold 578,022 shares pursuant to the ATM Agreement for aggregate gross proceeds of approximately $2.25 million.

During December 2024, warrants to purchase 494,650 ordinary shares that were issued in our warrant inducement transaction in September 2024 were exercised with an exercise price of $6.40 per share, resulting in gross proceeds of approximately $3.17 million.

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our products, PRF-110 and the DeepSolar solution, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty. As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of manufacturing clinical trial and commercial quantities of PRF-110

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

●
the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●
the costs and timing of future commercialization activities, including sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the cost to continue the development of the DeepSolar technology to develop a wider portfolio of solutions;

●	the cost of establishing a sales, marketing, and technical support infrastructure to support the ramp up of the DeepSolar solution;

●	the amount of revenue, if any, received from commercial sales of PRF-110, should it receive marketing approval, or from DeepSolar solution;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

●
our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and

●	the impact of the current war between Israel and Hamas which may exacerbate the magnitude of the factors discussed above.

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

As of December 31, 2024, we had the following contractual obligations, as defined in the rules and regulations of the SEC.

	Payments due by period
	(US$ thousands)
	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total
Obligations under master clinical research agreements(1)	1,730	-	-	-	1,730

(1) Consists all payments (including pass-through payments) master clinical research organization agreement (also refer to “D. Risk Factors, Risks Related to Our Drug Development and Business”).

Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

	Years ended December 31,
	(US$ thousands)
	2024	2023	2022
Net cash used in operating activities	(12,621)	(6,679)	(6,459)
Net cash provided by (used in) investing activities	(13)	5,991	(6,006)
Net cash provided by financing activities	8,863	4,616	-
Effect of Exchange rate changes on cash, cash equivalents and restricted cash	6	2	-
(Decrease) Increase in cash and cash equivalents and restricted cash	(3,765)	3,930	(12,465)
Cash and cash equivalents and restricted cash, at the beginning of the year	8,036	4,106	16,571
Cash and cash equivalents and restricted cash, at the end of the year	4,271	8,036	4,106

Net cash used in operating activities

For the years ended December 31, 2024 and 2023, net cash used in operating activities was approximately $12.6 million, and $6.7 million, respectively. An increase of $5.9 million. The increase was mainly due to an increase of payments for clinical trials and manufacturing.

For the years ended December 31, 2023 and 2022, net cash used in operating activities was approximately $6.7 million, and $6.5 million, respectively. An increase of $0.2 million. The increase was mainly due to an increase of payments for clinical trials and manufacturing that was offset by change in warrant liability valuation.

  Net cash used in investing activities

For the years ended December 31, 2024, the net cash used by investing activities was approximately $13,000 and net cash provided from investing activities was $6.0 million in the year ended December 31, 2023. The change during the year ended December 31, 2024 was mainly due to proceeds from short term deposits in 2023.

For the years ended December 31, 2023 the net cash provided by investing activities was approximately $6.0 million and net cash used in investing activities was $6 million in the year ended December 31, 2022. The increase during the year ended December 31, 2023 was mainly due to proceeds from short term deposits in 2023 and purchase of short term deposits in 2022.

Net cash provided by financing activities

For the year ended December 31, 2024, net cash provided by financing activities was approximately $8.9 million. For the year ended December 31, 2023 we had $4.6 million provided by financing activities. The increase in net cash provided by financing activities was mainly due to increase of proceeds from issuance of shares and exercise of warrants in 2024.

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

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty.  As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

C.	Research and Development, Patents and Licenses

See above, under Item 5A - “Operating Results.”

D.	Trend Information

We are in a development stage with regard to drug development and early commercialization with respect to our DeepSolar technology. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

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

As of December 31, 2024, we had net operating loss carryforwards for income tax purposes of approximately $34.7 million. Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of April 1, 2025. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 65 Yigal Alon St., Tel Aviv 6744316 Israel.

Name	Age	Position
Senior Management
Dr. Ehud Geller	78	Interim Chief Executive Officer, Executive Chairman of the Board, and Director
Eyal Broder	54	Interim Chief Financial Officer
Prof. Eli Hazum	77	Chief Technology Officer and Director
Dr. Sigal Aviel	61	Chief Operating Officer
Rita Keynan	56	Vice President of Pharmaceutical Operations

Non-Employee Director

Efi Cohen-Arazi(1) (2) (3) (4)	70	Director
Dr. Ellen S. Baron(1) (2) (3)(4)	72	External Director
Augustine Lawlor(1) (2) (3)(4)	69	External Director
__________

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director under Israeli Law
(4)	Independent Director under the Nasdaq Listing Rules

Senior Management

Dr. Ehud Geller has been the Chairman of our Board of Directors since November 2008, and has most recently been named Interim Chief Executive Officer. Since 1995, he has been the General Partner of Medica Venture Partners and since 2022, he has served as the Chairman of the Board of Directors of Regentis Biomaterials Ltd. Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries (NYSE:TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of Ikapharm Ltd. He served as the President and CEO of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange (TASE). Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in pharmaceutical/chemical engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners. Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis.

Eyal Broder has served as our Interim Chief Financial Officer since October 2024, and as our Finance Director since February 2023. Previously, Mr. Broder served as Chief Financial Officer at several industry-leading companies, including Inomize, Tradenet Group, Elbit Imaging India and Director of Finance at Koor Industries Ltd. Mr. Broder holds a BA in Accounting and Economics and an MBA in Business Management, both from Tel Aviv University.

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

Non-Employee Directors

Efi Cohen-Arazi has served as a director of the company since 2020. Mr. Arazi was the Co-Founder & CEO of Rainbow Medical, Israel’s leading medical device innovation house since 2008. From 2004 to 2006 Mr. Cohen Arazi served as the CEO and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen Arazi served as a board director for numerous biotech/medtech companies since 2005. Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen where he served as VP and General Manager of the TO site in California. Mr. Cohen Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi graduated summa cum laude with a M.Sc. degree from the Hebrew University of Jerusalem, Israel.

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

Augustine Lawlor has served as a director of the company since September 2020. Mr. Lawlor has been the Managing Director of HealthCare Ventures since 2000. Mr Lawlor has been the Chief Operating Officer of Leap Therapeutics since 2016. Prior to joining HealthCare Ventures, Mr. Lawlor served as Chief Operating Officer of LeukoSite Inc. Mr. Lawlor serves on the board of a number of private companies. He received a B.A. from the University of New Hampshire and a master’s degree in management from Yale University.

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

Compensation of Senior Management and Directors

 Aggregate Executive Compensation

The following table presents in the aggregate all compensation paid or accrued to and benefits-in-kind granted to or accrued to all of our senior management and directors as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses	Pension, retirement and similar benefits	Value of Options Granted(1)
	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
All senior management and directors as a group, consisting of 8 persons	1,348	198	304

(1)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2024. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

Individual Compensation of Covered Executives The table and summary below outline the compensation granted to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2024 as required by the Companies Law. The Companies Law defines the term “office holder” of a company to include the chief executive officer (referred to in the Companies Law as the general manager), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Name and Position(1)	Salary	Social Benefits (2)	Bonuses	Value of Options Granted (3)	All Other Compensation(4)	Total
	(in thousands of U.S. dollars)
Ehud Geller, Interim Chief Executive Officer and Chairman	-	-	-	31	150	181
Sigal Aviel Chief Operating Officer	281	49	-	17	-	347
Rita Keynan Vice President of Pharmaceutical Operations	230	57	-	68	-	355
Eyal Broder, Interim Chief Financial Officer	153	50	32	-	-	235
Eli Hazum Chief Technology Officer	-	-	-	23	144	167

(1)	All executive officers listed in the table were employed on a full-time basis during 2024.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.
(3)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2024. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our financial statements.

(4)	“All Other Compensation” includes chairman of the board of directors’ annual fee and directors’ consulting related fees.

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

Employment Agreement with Eyal Broder: On February 1, 2022, we entered into an employment agreement with Eyal Broder, pursuant to which Mr. Broder will begin serving as our Interim Chief Financial Officer, Mr. Broder current gross monthly salary is NIS 61,000. Mr. Broder is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 5% of his gross monthly salary, up to 2.5% of his gross monthly salary for disability insurance and 7.5% of her gross monthly salary for a study fund. The foregoing amounts are paid by us. 6% percent of his gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the study fund. Mr. Broder is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a mobile phone.

Mr. Broder is also entitled to receive options exercisable into our ordinary shares from time to time. As of April 1, 2025, we have granted him options to purchase 10,900 ordinary shares.

The term of Mr. Broder’s employment agreement is indefinite, unless earlier terminated for cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice. Furthermore, a standard twelve (12) months after termination non-competition clause is included in the Agreement.

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

Mr. Hazum is also entitled to receive options exercisable into our ordinary shares from time to time. As of April 1, 2025, we have granted him options to purchase 2,556 shares.

Employment Agreement with Sigal Aviel. Dr. Sigal Aviel has provided consulting services to our company since October 2014 as Chief Operating Officer. On January 1, 2019, we entered into an employment agreement with Dr. Aviel pursuant to which she continues to serve as our Chief Operating Officer. Dr. Aviel’s employment agreement provides for 100% of full-time employment in consideration of a monthly gross base salary of approximately 64,660 NIS. Dr. Aviel will also be entitled to 24 days annual vacation days as well as full social benefits. The employment may terminate upon 60 days’ prior written notice by either party.

Ms. Aviel is also entitled to receive options exercisable into our ordinary shares from time to time. As of April 1, 2025, we have granted Ms. Aviel options to purchase 18,795 ordinary shares.

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

Ms. Keynan is also entitled to receive options exercisable into our ordinary shares from time to time. As of April 1, 2025, we have granted her options to purchase 14,036 ordinary shares.

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

Dr. Ehud Geller is also entitled to receive options to purchase our ordinary shares from time to time. As of April 1, 2025, we have granted Dr. Ehud Geller options to purchase 8,014 ordinary shares.

See also “Item 6. Directors, Senior Management and Employees-C. Board Practices-External Directors” and “Item 7. Major Shareholders and Related Party Transactions-C. Related Party Transactions” below.

For the outstanding equity-based awards granted to our directors, see below under “Item 6. Directors, Senior Management and Employees-E. Share Ownership-Certain Information Concerning Equity Awards to Office Holders.”

For information on exemption and indemnification letters granted to our directors and officers, please see “C. Board Practices - Exculpation, Insurance and Indemnification of Directors and Officers”.

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

Approval of transactions with related parties

Under the Companies Law, the approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Management-Fiduciary duties and approval of specified related party transactions under Israeli law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

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

●
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “- Approval of Related Party Transactions under Israeli Law”);

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

Our internal auditor is Yisrael Gewirtz, partner, Fahn Kanne Grant Thornton Israel, effectively starting in January 2021.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Officers

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company. Each person listed in the table under “Management-Senior Management and Directors” is an office holder under the Companies Law.

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

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. See “-External Directors” above for a definition of controlling shareholder. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee or compensation committee, the board of directors, and a special majority, in that order, is required for: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; (ii) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company; (iii) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder; or (iv) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. For this purpose, a “special majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

2008 PainReform Option Plan

We adopted our 2008 PainReform Option Plan, or the 2008 Plan, on August 7, 2008. The 2008 Plan has expired and no additional grants may be made thereunder. During 2024, the remaining options outstanding under the 2008 Plan expired.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the PainReform Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2025 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after April 1, 2025. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Owned**
Senior Management and Directors
Dr. Ehud Geller(1)	21,546	1.2%
Eyal Broder (2)	1,733	*
Dr. Sigal Aviel(3)	5,045	*
Rita Keynan(4)	3,952	*
Prof. Eli Hazum(5)	2,368	*
Ellen S. Baron(6)	765	*
Augustine Lawlor(7)	765	*
Efi Cohen-Arazi(8)	1,327	*
All senior management and directors as a group (8 persons)	37,501	2.0%
More than 5% Shareholders
Bladeranger Ltd (9)	402,561	19.1%

*	Less than 1%

**	Based on 1,885,001 ordinary shares outstanding.

(1)
Consists of 13,720 beneficially owned by the Zori Medica III Ltd., or Zori Medica III, which includes Zori Medica III Ltd FBO Medica III Investments (International) L.P. which holds 4,637 ordinary shares, Zori Medica III Ltd. FBO Medica III Investments (Israel) (B) L.P. which holds 2,381 ordinary shares, Zori Medica III Ltd. FBO Poalim Medica III Investments L.P. which holds 2,198 ordinary shares, Zori Medica III Ltd.  FBO Medica III Investments (S.F.) L.P. which holds 1,832 ordinary shares, Zori Medica III Ltd. FBO Medica III Investments (Israel) L.P. which holds 1,686 ordinary shares, and Zori Medica III Ltd. FBO Medica III Investments (P.F.) L.P. which holds 986 ordinary shares and Dr. Ehud Geller who holds options to purchase 7,826 ordinary shares that are currently exercisable average exercise price of $50.0 per share and expiring on October 10, 2034 or will be exercisable within 60 days from April 1, 2025. Zori Medica III Management L.P., an entity held 50% by Dr. Ehud Geller and 50% by Batsheva Elran, is the managing entity of Zori Medica III. The principal business address of Zori Medica III is 60C Medinat Hayehudim, Herzliya, 4676670, Israel. Does not include options to purchase 188 ordinary shares approved for issuance to Mr. Geller. Such options are exercisable at $141.4 per share and expiring on June 8, 2033, that vest in more than 60 days from April 1, 2025.

(2)
Consists of options to purchase 900 ordinary shares exercisable at $6.0 per share and expiring on October 10, 2034 and options to purchase 833 ordinary shares exercisable at $3.1 per share and expiring on February 20, 2035. Does not include options to purchase 9,167 ordinary shares exercisable at $3.1 per share and expiring on February 20, 2035, that vest in more than 60 days from April 1, 2025.

(3)
Consists of options to purchase 214 ordinary shares exercisable at a weighted average exercise price of $57.6 per share and expiring on May 23, 2029 and 521 ordinary shares exercisable at a weighted average exercise price of $136.8 expiring on November 23, 2032 and 3,060 ordinary shares exercisable at a weighted average exercise price of $6.0 expiring on November 23, 2032. And 1,250 ordinary shares exercisable at a weighted average exercise price of $3.1 expiring on February 20, 2035 Does not include options to purchase 13,750 ordinary shares exercisable at $3.1 per share and expiring on February 20, 2035, that vest in more than 60 days from April 1, 2025.

(4)
Consists of options to purchase 996 ordinary shares exercisable at $136.8 per share and expiring on November 23, 2032 and options to purchase 2,040 ordinary shares exercisable at $6.0 per share and expiring on November 23, 2032 and options to purchase 917 ordinary shares exercisable at $3.1 per share and expiring on February 20, 2035. Does not include options to purchase 10,083 ordinary shares exercisable at $3.1 per share and expiring on February 20, 2035, that vest in more than 60 days from April 1, 2025.

(5)
Consists of options to purchase 250 ordinary shares exercisable at $1,080 per share and expiring on 23 February 2031, options to purchase 562 ordinary shares exercisable at $141.4 per share and expiring on June 8, 2033 and options to purchase 1,556 ordinary shares exercisable at $6.0 per share and expiring on October 10, 2034. Does not include options to purchase 188 ordinary shares exercisable at $141.4 per share and expiring on June 8, 2033, that vest in more than 60 days from April 1, 2025.

(6)
Consists of options to purchase 250 ordinary shares exercisable at $1,080 per share and expiring on February 23, 2031 and options to purchase 515 ordinary shares exercisable at $6.0 per share and expiring on July 18, 2034. Does not include options to purchase 402 ordinary shares exercisable at $141.4 per share and expiring on July 18, 2034, that vest in more than 60 days from April 1, 2025.

(7)
Consists of options to purchase 250 ordinary shares exercisable at $1,080 per share and expiring on February 23, 2031 and options to purchase 515 ordinary shares exercisable at $6.0 per share and expiring on July 18, 2034. Does not include options to purchase 402 ordinary shares exercisable at $141.4 per share and expiring on July 18, 2034, that vest in more than 60 days from April 1, 2025.

(8)
Consists of options to purchase 250 ordinary shares exercisable at $1,080 per share and expiring on February 23, 2031 and options to purchase 515 ordinary shares exercisable at $6.0 per share and expiring on July 18, 2034 and 562 ordinary shares exercisable at $141.4 per share and expiring on June 8, 2033 Does not include options to purchase 590 ordinary shares average exercisable at $49.1 per share and expiring on July 18, 2034, that vest in more than 60 days from April 1, 2025.

(9)
The securities are directly held by BladeRanger, an Israeli public company. Consists of 178,769 ordinary shares and a prefunded warrant to purchase 223,792 ordinary shares.  The pre-funded warrant is subject to a beneficial ownership limitation of 9.99%, which such limitation restricts the holder from exercising that portion of the warrant that would result in the shareholder and its affiliates owning, after exercise, a number of shares in excess of the beneficial ownership limitation. The address of BladeRanger is 1 Hayasmin St., Ramat-Efal, Israel. See also “Item 4.B. Business Overview - DeepSolar AI Analytics Software Business – Business Acquisition Agreement.”

Record Holders

As of April 1, 2025, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 4 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 89.8% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 89.7% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

Except as set forth in our SEC reports, to our knowledge, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

B.	Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2024.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from third parties. See “Item 6.C. Board Practices-Approval of Related Party Transactions under Israeli Law.”

Relationships and Transactions with Related Parties

Medica

Zori Medica III holds in the aggregate approximately 0.7% and 19.1% of our issued and outstanding share capital as of December 31, 2024 and 2023, respectively. Prof. Eli Hazum has been a partner and CSO of Medica Venture Partners since 1995.

Any future agreements with Medica Venture Partners or Zori Medica III must be reviewed and approved by our audit committee and board of directors. See “Management - Approval of Related Party Transactions under Israeli Law.”

DeepSolar Acquisition

As a result of the acquisition of the DeepSolar technology from BladeRanger, BladeRanger became a more than 5% beneficial ownership of our ordinary shares. See “Item 4.B. Business Overview - DeepSolar AI Analytics Software Business – Business Acquisition Agreement” for a summary of the transaction.

Insurance, Exculpation, and Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by Israeli law, subject to limited exceptions, and including with respect to liabilities resulting from an offering of securities by us to the public, including the offering of securities by a shareholder in connection with a secondary offering. See “Item 6.C. Board Practices-Approval of Related Party Transactions Under Israeli Law-Exculpation, Insurance and Indemnification of Directors and Officers.”

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

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by Israeli law, subject to limited exceptions, and including with respect to liabilities resulting from an offering of securities by us. See “Item 6.C. Board Practices-Approval of Related Party Transactions Under Israeli Law-Exculpation, Insurance and Indemnification of Directors and Officers.”

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

Distributions on ordinary shares

As noted above, we have no current plans to pay dividends However, subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” U.S. Holders are required to include in gross income the amount of any distribution paid on ordinary shares to the extent the distribution is paid out of our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders. A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the Nasdaq Capital Market). As discussed below under the heading “Passive Foreign Investment Company Consequences,” we believe that we were not a PFIC for U.S. federal income tax purposes for our 2024 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be or not be a PFIC in 2025 or any other year. In addition, a non-corporate U.S. Holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if certain holding period and other requirements are not met. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2024 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be or not be a PFIC in the 2025 taxable year or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

Liquidity risk

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, and our solar operation activities reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty. As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on such evaluation, those officers have concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective due to the material weakness described below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report.

Based on that evaluation, our management has concluded that due to the small-scale nature of our company, we currently do not have sufficient finance staff to provide for effective control over our period-end financial reporting process. As of the date of this annual report on Form 20-F, we have not remediated this material weakness. Therefore, our management has concluded that our disclosure controls and procedures were ineffective due to the material weakness as of December 31, 2024 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness in internal control over financial reporting.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

Material weakness in internal control over financial reporting

We identified a material weakness in our internal control over financial reporting in the financial year ended December 31, 2024. Specifically, we determined that due to the small-scale nature of our company, we currently do not have sufficient finance staff to provide for effective oversight over our period-end financial reporting process and we have an incomplete segregation of duties. We concluded that the material weakness in our internal control over financial reporting occurs because we do not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

In order to remediate the material weakness, we plan to hire additional accounting and finance personnel with public company experience or to provide the necessary training for such new hires without public company experience. We cannot assure you the measures we are taking to remediate the material weakness will be sufficient or that they will prevent future material weakness. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods. In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of our ordinary shares and warrants.

For more information, see “Item 1A. Risk Factors – Risks Relating to Ownership of Our Ordinary Shares - We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table provides information regarding fees paid or to be paid by us to Deloitte and to Kesselman & Kesselman, for all services, including audit services, for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
(USD in thousands)
Audit fees (1)	120	120
Audit-related fees(2)	83	122
Tax fees	-	-
All other fees	-	-
Total	203	242

(1)
The audit fees for the years ended December 31, 2024 and 2023 include professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, statutory audits of the Company.

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

●
Periodic reports. As opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq Marketplace Rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will only mail such reports to shareholders upon request; and

●
Compensation of officers. We follow Israeli law and practice with respect to the approval of officer compensation. While our compensation committee currently complies with the provisions of the Nasdaq Listing Rules relating to composition requirements and Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (and in certain instances, shareholder approval is required), Israeli law includes relief from compensation committee approval in certain instances. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 6C “Directors, Senior Management and Employees- Board Practices - Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers, employees and consultants, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data.

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

1.1
Amended and Restated Articles of Association of the Company, as currently in effect (included as Exhibit 3.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference).

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

4.22
Form of Securities Purchase Agreement (included as Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference).

4.23
Form of Pre-Funded Ordinary Share Purchase Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference).

4.24
Form of Ordinary Share Purchase Warrant (included as Exhibit 4.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference).

4.25
Form of Placement Agent Ordinary Share Purchase Warrant (included as Exhibit 4.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference).

4.26	Amendment to Existing Warrants (included as Exhibit 10.5 to our Form 6-K filed with the Securities and Exchange Commission on April 17, 2024, and incorporated herein by reference).

4.27	Form of Inducement Letter (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on September 11, 2024, and incorporated herein by reference).

4.28	Form of Ordinary Share Purchase Warrant (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on September 11, 2024, and incorporated herein by reference).

4.29
Form of Placement Agent Ordinary Share Purchase Warrant (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on September 11, 2024, and incorporated herein by reference).

4.30
At the Market Offering Agreement dated October 16, 2024 between the Company and H.C. Wainwright & Co. LLC (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on October 16, 2024, and incorporated herein by reference).

4.31*†^	Business Acquisition Agreement dated as of February 17, 2025 between the Company and Bladeranger Ltd.

4.32*	Form of Pre-Funded Ordinary Share Purchase Warrant

4.33*	Form of Milestone Based Pre-Funded Ordinary Share Purchase Warrant

4.34*	Form of Milestone Based Ordinary Share Purchase Warrant A

4.35*	Form of Milestone Based Ordinary Share Purchase Warrant B

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

97.1#	Clawback Policy (included as Exhibit 97.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 29, 2024, and incorporated herein by reference).

101.INS          Inline XBRL Instance Document

101.SCH         Inline XBRL Taxonomy Extension Schema Document

101.CAL         Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF          Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB         Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE          Inline XBRL Taxonomy Extension Presentation Linkbase Document

104                  Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

#	Management contract or compensatory plan.

†

Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

PAINREFORM LTD.

Date: April 7, 2025	By:	/s/ Ehud Geller
Ehud Geller
Interim Chief Executive Officer, Executive Chairman of the Board and Director

PAINREFORM LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of PainReform Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PainReform Ltd (the “Company”) as of December 31, 2024 and 2023, and the related statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has incurred recurring losses and negative cash flows from operations and has an accumulated deficit as of December 31, 2024 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
April 7, 2025

We have served as the Company's auditor since 2021.

PAINREFORM LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		As of December 31,
	Note	2024	2023
Assets
Current assets:
Cash and cash equivalents		4,261	8,026
Restricted cash	2f	10	10
Prepaid clinical trial expenses and deferred clinical trial costs	6b	-	1,514
Prepaid expenses and other current assets	3	157	249
Total current assets		$4,428	$9,799
Non-current assets
Operating lease right of use asset	6a	62	93
Property and equipment, net		35	38
Total Non-current assets		$97	$131

Total assets		$4,525	$9,930

Liabilities and shareholders’ equity

Current liabilities:
Trade payables		296	221
Employees and related liabilities		197	465
Operating lease liability		45	56
Accrued expenses	4	1,904	1,668

Total current liabilities		$2,442	$2,410

Non-current liabilities:
Operating lease liability		-	30
Provision for unrecognized tax positions	5f	259	251

Total non-current liabilities		259	281

Total liabilities		$2,701	$2,691

Commitments	6

Shareholders’ Equity:	7
Ordinary shares, No par value; Authorized: 2,500,000 and 208,333 shares as of December 31, 2024, and 2023, respectively; Issued and outstanding: 1,471,412 and 165,489 shares as of December 31, 2024, and 2023, respectively (*)		-	-
Additional paid-in capital (*)		58,275	49,102
Accumulated deficit		(56,451)	(41,863)

Total shareholders’ equity		$1,824	$7,239

Total liabilities and shareholders’ equity		$4,525	$9,930

The accompanying notes are an integral part of the financial statements.

(*) All share amounts in these financial statements have been retroactively adjusted to reflect the reverse share splits (Note 1c) and to cancelation of the share par value (Note 7a).

PAINREFORM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share amount)

		For the Year Ended December 31,
	Note	2024	2023	2022

Operating expenses:
Research and development expenses	8a	(11,705)	(6,035)	(4,422)
General and administrative expenses	8b	(2,968)	(3,549)	(4,447)

Operating loss		$(14,673)	$(9,584)	$(8,869)

Financial income, net	8c	93	248	86

Loss before taxes		(14,580)	(9,336)	(8,783)

Income tax expenses		(8)	(8)	(9)

Net comprehensive loss		$(14,588)	$(9,344)	$(8,792)

Basic and diluted net loss per share	2o	$(32.16)	$(63.13)	$(63.46)

Weighted average number of Ordinary Share used in computing basic and diluted net loss per share (*)		453,544	148,013	138,548

The accompanying notes are an integral part of the financial statements.

(*) All share amounts in these financial statements have been retroactively adjusted to reflect the reverse share splits (Note 1c)

PAINREFORM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Additional paid-in	Accumulated	Total shareholders’
	Number	Capital	Deficit	equity

Balance as of January 1, 2022	137,914	$41,809	$(23,727)	$18,082

Share-based compensation to employees and directors	-	1,389	-	1,389

Share-based compensation to service providers	-	342	-	342

Share issuance to service providers	634

Net comprehensive loss	-	-	(8,792)	(8,792)

Balance as of December 31, 2022	138,548	$43,540	$(32,519)	$11,021

Share-based compensation to employees and directors	-	804	-	804

Share issuance to service providers	362	-	-	*

Issuance of common stock and pre-funded warrants upon private placement, net of underwriting commissions and other offering costs.	19,496	1,450	-	1,450

Issuance and exercise of common stock warrants upon private placement, net of underwriting commissions and other offering costs.	7,038	3,308		3,308

Net comprehensive loss	-	-	(9,344)	(9,344)

Balance as of December 31, 2023	165,489	$49,102	$(41,863)	$7,239

Share-based compensation to employees and directors	-	310	-	310

Exercise of prefunded warrants (Note 7b)	12,412	-	-	-
Issuance of common stock, warrants and prefunded warrants upon private placement, net of underwriting commissions and other offering costs. (Note 7b)	208,334	3,340	-	3,340
Exercise of warrants and issuance of warrants upon private placement, net of underwriting commissions and other offering costs. (Note 7b)	247,325	1,305	-	1,305
Exercise of warrants (Note 7b)	494,650	2,912	-	2,912
Issuance of Ordinary shares, net of offering costs – At-the-market (Note 7b)	343,202	1,306	-	1,306

Net loss and comprehensive loss	-	-	(14,588)	(14,588)

Balance as of December 31, 2024	1,471,412	$58,275	$(56,451)	$1,824

(*) Represents amount less than $1.

(**) All share amounts in these financial statements have been retroactively adjusted to reflect the reverse share splits (Note 1c)

PAINREFORM LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net loss	$(14,588)	$(9,344)	$(8,792)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	16	15	15
Exchange rate differences on cash, cash equivalents and restricted cash	(6)	(2)	-
Share-based compensation to employees and directors	310	804	1,389
Net change in operating lease asset and liability	(10)	(9)	-
Share-based compensation to service providers	-	-	342
Warrant issuance costs	-	368	-
Interest income (expenses)	-	85	(85)
Change in warrant liability valuation	-	(1,726)	-
Loss from inducement offer letter agreement (Note 7c)	-	1,502	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,605	330	356
Trade payables	76	12	73
Employees, related liabilities and accrued expenses	(24)	1,286	243
Net cash used in operating activities	$(12,621)	$(6,679)	$(6,459)

Cash flows from investing activities
Purchase of property and equipment	(13)	(9)	(6)
Proceeds from short term deposits	-	7,000
Purchase of short-term deposit	-	(1,000)	(6,000)
Net cash provided by (used in) investing activities	$(13)	$5,991	$(6,006)

Cash flows from financing activities
Proceeds from issuance of shares, warrants and prefunded warrants (Note 7b)	4,000	1,703	-
Proceeds from exercise of warrants (Note 7b)	3,165	2,511	-
Proceeds from exercise and issuance of warrants (Note 7b)	1,583	1,334	-
Proceeds from issuance of Ordinary shares At-the market offering (Note 7b)	1,350	-	-
Issuance costs	(1,235)	(932)	-
Net cash provided by financing activities	$8,863	$4,616	$-
Effect of Exchange rate changes on cash, cash equivalents and restricted cash	6	2	-
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,765)	3,930	(12,465)
Cash, cash equivalents and restricted cash at the beginning of the year	8,036	4,106	16,571
Cash, cash equivalents and restricted cash at the end of the year	$4,271	$8,036	$4,106

PAINREFORM LTD.

STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

Supplemental cash flow information:

	December 31,
	2024	2023	2022
Cash and cash equivalents	4,261	8,026	4,096

Restricted cash	10	10	10

Total cash, cash equivalents, and restricted cash	$4,271	$8,036	$4,106

Supplemental cash flow information:
Acquisition of right-of-use assets by means of lease liabilities	$-	$113	$-

The accompanying notes are an integral part of the financial statements.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-           GENERAL

a.
PainReform Ltd. (“the Company”) was incorporated and started business operations in November 2007. The Company is a specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. In November 2024, the Company reported partial topline data from Phase 3 clinical trial of PRF-110. The data showed statistically significant superiority over placebo in reducing pain during the first 48 hours post-surgery, However, the data for the final 24 hours of the 72-hour follow-up was unclear. In December 2024 the company concluded that the data could not be clarified to meet the study’s endpoint at 72 hours. The Company initiated Research and Development activities better understand and refine the pharmaco-kinetics and pharmaco-dynamics of PRF-110 based on the data received from the study. These efforts are intended to potentially resolve this issue to support future clinical trials.

On February 17, 2025, the Company entered into a business transaction agreement (the “Agreement”) with BladeRanger Ltd. (“BLRN”), a publicly traded Israeli company, to acquire all business operations related to its AI-driven solar analytics platform, DeepSolar. Under the terms of the Agreement, the Company acquired all rights, title, and interest in the associated agreements, intellectual property, accounts receivable, equipment, customer relationships, the "MyDeepSolar" application and platform, and all other related assets. as defined in the Agreement (Note 11). The acquisition was closed on March 5, 2025.

b.
Liquidity

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred significant losses and negative cash flows from operations and incurred losses of $14,588, $9,344 and $8,792 for the years ended December 31, 2024, 2023 and 2022, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company had negative operating cash outflows of $12,621, $6,679, and $6,459, respectively. As of December 31, 2024, the Company’s accumulated deficit was $56,451. The Company has funded its operations to date primarily through equity financing and has cash on hand (including restricted cash) of $4,271 as of December 31, 2024.

On April 15, 2024 the Company sold (i) 18,646 ordinary shares, (ii) 189,688 prefunded warrants, and (iii) 208,335 investor warrants at a combined offering price of $19.20 per share (or $19.199 per prefunded warrant), along with (iv) 14,583 underwriter warrants priced at $24.00. Gross proceeds from the offering were approximately $4.0 million, with net proceeds of $3.3 million.(Note 7b)

On September 10, 2024, the Company entered into an inducement agreement with certain holders, under which the holders agreed to exercise 247,325 warrants at a reduced price of $6.40 per share. In exchange, the Company issued new warrants to purchase up to 494,650 ordinary shares at the same exercise price. The transaction generated gross proceeds of approximately $1.6 million.(Note 7b)

Between October 24 and December 31, 2024, the Company issued 343,202 ordinary shares through an At-the-Market (ATM) program, raising approximately $1.35 million in gross proceeds. (Note 7b)

On December 18, 2024, all 494,650 warrants issued in the September 2024 inducement transaction were exercised at $6.40 per share, resulting in gross proceeds of approximately $3.17 million. (Note 7b)

The Company expects to continue incurring losses, and negative cash flows from operations until its activities including product, PRF-110 and the commercialization of the DeepSolar solution reaches profitability. Based on the Company’s current cash position and projected operating requirements, there is uncertainty regarding the ability to meet the financial obligations for at least 12 months following the issuance of these financial statements. While management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty.

Management's plans include continued raising capital through sale of additional equity securities, debt or capital inflows from strategic partnerships and generating revenues from the commercialization of the DeepSolar solution. There are no assurances, however, that the Company will successfully obtain the level of financing needed for its operations. If the Company is unsuccessful in raising capital, it may need to reduce activities, curtail, or abandon some or all of its operations, which could materially harm the Company’s business, financial condition and results of operations. These factors raise substantial doubt about its ability to continue as a going concern.

These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of this uncertainty.

c.
On September 6, 2024, the Company effected a 1-for-6 reverse share split of our authorized and outstanding ordinary shares, reducing the par value from NIS 0.30 per share to no par value per share. Subsequently, on November 20, 2024, the Company implemented an additional 1-for-4 reverse share split of our authorized and outstanding ordinary shares.

As a result, the cumulative impact of the two reverse splits in 2024 is equivalent to a 1-for-24 reverse share split (the "Reverse Split"). As a result of rounding of fractional shares as part of the splits, 93,475 shares were added, bringing the Company’s total outstanding shares on a post-split basis to 1,471,412.

All related share and per share data have been retroactively applied to the financial statements and their related notes for all periods presented.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-           GENERAL (Cont.)

d.
On October 7, 2023, an unprecedented attack was launched against Israel, which thrust Israel into a state of war. The Company is continuing the development of its product and commercialization of the DeepSolar solution. At this time, the Company's management does not expect this situation to have a material impact on its operations or its business results.

e.
The Company reports its financial results in U.S. dollars. A portion of research and development and general and administrative expenses of our Israeli operations are incurred in New Israeli Shekel ("NIS"). As a result, the Company is exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS decline against the U.S. dollar, at a time when the rate of inflation in the cost of Israeli goods and services exceed the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on the Company’s financial condition during 2024 ,2023 and 2023. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), the Company may be exposed to material adverse effects from such movements. the Company cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

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
Use of estimate in preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. Estimates are primarily used for, but not limited to, clinical trial accrual expenses, and valuation allowances. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

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

f.
Restricted cash:

As of December 31, 2024 and 2023, the Company’s restricted cash consisted of immaterial bank deposits that are denominated in NIS. Restricted deposits are presented at cost including accrued interest. These bank deposits are used as securities for the Company's credit cards.

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

As of December 31, 2024, and 2023 no assets or liabilities are measured at their fair value.

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

In accordance with the current employment terms with all of its employees (Section 14 of the Israeli Severance Pay Law, 1963) located in Israel, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s full retirement benefit and severance obligation. The Company is relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected on the Company’s balance sheet, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies. The amounts of severance payment expenses were $73, $73 and $60 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.
Income taxes:

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. As of December 31, 2024, and 2023, the Company had a full valuation allowance on its deferred tax assets.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax positions as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2024 and 2023, the total gross amount of provision for unrecognized tax positions was $259 and $251, respectively (Note 5f). The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses.

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

o.
Basic and diluted loss per share:

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of Ordinary Shares, fully vested pre-funded warrant and vested Ordinary Shares issuable for little or no further consideration outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of potential Ordinary Shares outstanding when dilutive. Potential Ordinary Shares include outstanding stock options, restricted shares and warrants, which are included under the treasury stock method when dilutive.

For the years ended December 31, 2024, 2023 and 2022, all outstanding share options, restricted shares, and warrants (except for fully vested pre-funded warrants) have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2024	2023	2022

Numerator:
Net loss applicable to shareholders of ordinary shares	$(14,588)	$(9,344)	$(8,792)

Denominator:
Shares of Ordinary Share and restricted shares used in computing basic and diluted net loss per share (*)	453,544	148,013	138,548
Net loss per share of ordinary share, basic and diluted	$(32.16)	$(63.13)	$(63.46)

(*) All share amounts have been retroactively adjusted to reflect a 1-for-24 reverse share split (Note 1c).

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.
Share-based compensation:

Share-based compensation to employees, officers, directors, and non-employees is accounted for in accordance with ASC 718, “Compensation - Share Compensation” (“ASC 718”), which requires estimation of the fair value of share-based payment awards on the grant date. The Company accounts for share-based compensation awards classified as equity awards using the grant-date fair value method. The value of the portion of the award that is ultimately expected to vest is recognized as an expense on a straight-line basis over the requisite service period. The Company has elected to recognize forfeitures as they occur.

The fair value of each share option granted is estimated using the Black-Scholes option pricing model, which incorporates a number of assumptions, including the expected share price volatility, the expected option term, and the risk-free interest rate. Expected volatility is calculated based on comparable public companies in the same industry. The expected share option term is calculated using the “simplified” method when the required conditions are met. The risk-free interest rate is derived from the yield of U.S. Treasury bonds with an equivalent term. The Company grants share-equivalents (“Share-Based Compensation”) in consideration for services rendered (Note 7).

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

q.
Deferred offering costs

The Company capitalizes certain legal and other third-party fees that are directly related to the Company’s in-process equity financings until such financings are consummated. After the consummation of such equity financings, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs are written off to operating expenses. As of December 31, 2024 and 2023, there were no deferred offering costs.

r.
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

s.
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

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.
Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The key amendments include: (a)2-23 introduce a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker (“CODM”), (b) extend certain annual disclosures to interim periods, (c) clarify single reportable segment entities must apply ASC 280 in its entirety, (d) permit more than one measure of segment profit or loss to be reported under certain conditions, and (e) require disclosure of the title and position of the CODM. This ASU is effective for public entities with fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 on January 1, 2024 and such adoption did not impact the Company’s financial position, results of operations, cash flows or net loss per share (See Note 9).

u.
Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expense and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In December 2023, FASB issued an Accounting Standard Update No. 2023-09 “Income Taxes (Topic 740)” to enhance the transparency and decision usefulness of income tax disclosure. The amendments in this Update mandate public entities to disclose specific categories in the rate reconciliation and additional information for reconciling items that meet quantitative threshold in the annual tax rate reconciliations. This update requires to present a table showing percentages and currency amounts, outlining tax related aspects such as state/local income tax, foreign tax effect, changes in tax law, credits, valuation allowances, non-taxable and non-deductible items, unrecognized tax benefits. Items that impact tax calculations by 5% and more are required to be disclosed separately, with certain categories required to be disaggregated by jurisdiction or nature. Reconciling items are categorized based on state/local, foreign, or federal/national tax levels. Some items can be presented on a net basis, while others need gross presentation. Entities must provide explanations of the major state/local jurisdictions affecting taxes and explain individual reconciling items. Additionally, the amendments in this Update require that all entities must disclose amount of income taxes paid disaggregated by federal(national) state and by individual jurisdictions in which income taxes paid if equal to or greater than 5% of total income taxes paid. The amendments also require entities to disclose income from continuing operations before income tax expense, and income tax expenses categorized by federal/national, state, and foreign levels. Moreover, certain previous disclosure requirements, like estimating changes in unrecognized tax benefits and cumulative temporary differences in deferred tax liabilities, are eliminated.

The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method of adoption.

NOTE 3:-          PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2024	2023

Receivables from governmental authorities	$119	$45
Prepaid expenses	38	204

	$157	$249

NOTE 4:-          ACCRUED EXPENSES

	December 31,
	2024	2023

Directors’ fees	$54	$34
Manufacturing and trials expenses	1,710	1,486
Advisors and legal expenses	140	148

	$1,904	$1,668

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- TAXES ON INCOME

a.	Tax rates applicable to the Company:

Taxable income of the Company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2024, 2023 and 2022.

b.	Net operating loss carry forward:

As of December 31, 2024, and 2023, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $34,628 and $24,774, respectively. Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

c.	As of December 31, 2024, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2019.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2024	2023

Net operating loss carry forward	$7,964	$5,698

Research and development expenses	2,245	1,179
Other	37	48

Less: Valuation allowance	(10,246)	(6,925)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance on December 31, 2024, and 2023.

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

f.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	December 31,
	2024	2023	2022

Opening balance	$251	$243	$234
Tax positions taken in the current year	-	-	-
Interest and Exchange rate differences	8	8	9

Closing balance	$259	$251	$243

The balance of total unrecognized tax position, which, if recognized, would affect the effective tax rate in the Company’s statements of comprehensive loss.

The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses and exchange differences in income tax expense. The accrued interest and exchange difference related to uncertain tax positions and the expenses recognized during the years ended December 31, 2024, 2023 and 2022 was $ 8, $8, $9 respectively.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- COMMITMENTS:

a.
On August 1, 2023, the Company entered into a one-year lease agreement for its principal offices in Tel Aviv, Israel, later extended to July 31, 2025. As of the reporting date, no further extension has been decided, and the Company is exploring alternatives. In accordance with its accounting policy, the Company recognized ROU assets and lease liabilities. Monthly rent is $5, linked to the CPI. In 2024, lease expenses totaled $66, with $33 in lease liability cash payments. The weighted average remaining lease term is 0.5 years, and the discount rate is 8.5%.

b.
On November 13, 2020, and December 3, 2020, the Company entered into a Master Clinical Research Organization Agreement (the “First Agreement”) and a Master Clinical Trial Agreement (the “Second Agreement”) with Lotus Clinical Research (“Lotus”) as the Company’s clinical research organization.

According to the agreements Lotus served as the clinical research organization for the Company’s planned Phase 3 trials of PRF-110, which began in March 2023 and completed in June 2024. During the trials, the Company and the CRO negotiated and signed the updated terms of the agreements and mutually agreed to update the total milestone completion payment to $5.9 million and to update the payment for the actual number of evaluable subjects to $10.2 million, for a total of $16.1 million.

As of December 31, 2024, the Company accounted all the prepaid clinical trial to expenses and recognized expenses of $9.3 million and $4.1 million as clinical trials expenses in 2024 and 2023, respectively.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-          SHAREHOLDERS’ EQUITY

a.
Ordinary shares:

The ordinary shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and to share in the distribution of dividends, if any, declared by the Company, and rights to receive a distribution of assets upon liquidation. On August 13, 2024, an Extraordinary Meeting of the General Shareholders of the Company was held, during which a resolution was approved to change the par value of the Company’s ordinary shares from 0.3 NIS per share to zero (0) NIS per share. Following this resolution, all references to share capital in the Company’s financial statements, regulatory filings, and related disclosures reflect ordinary shares with a par value of zero. This change has no impact on the number of shares outstanding or on the rights attached to the shares. At the same meeting, the shareholders also approved to increase the Company’s authorized share capital to 2,500,000 shares, with no Par value and to amend the Company’s articles of association.

b.	Share activity:

On July 14, 2023, the Company sold to a certain institutional investor (“the investor”) an aggregate of 4,914 ordinary shares in a registered direct offering at a purchase price of $216.00 per share, and pre-funded warrants to purchase up to 7,637 ordinary shares at a purchase price of $215.99, resulting in gross proceeds of approximately $2.7 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 12,551 ordinary shares in a concurrent private placement.

On July 18, 2023, the Company sold to the investor an aggregate of 6,042 ordinary shares in a registered direct offering at a purchase price of $216.00 per share, and pre-funded warrants to purchase up to 902 ordinary shares at a purchase price of $215.99, resulting in gross proceeds of approximately $1.5 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 6,944 ordinary shares in a concurrent private placement.

The Company determined that the ordinary share warrants issued in July 2023 (the “Common Warrants”) were not indexed to the Company’s own ordinary shares and also, the investor possessed a right to receive any additional consideration that investors of common shares may be entitled to upon a fundamental transaction (as defined in the agreement), therefore were precluded from equity classification. The Common Warrants were measured at fair value at inception and in subsequent reporting periods with changes in fair value recognized as financial income or expense as change in fair value of warrant liabilities in the period of change in the statements of comprehensive loss. The Company had recorded the value of the warrants that were issued in the July 2023 transactions as a long-term liability. The Company used the Black-Scholes option pricing model to calculate the valuation with standard deviation of 85.45%, which was based on a share price of $216.00 and a risk-free rate of 4.0%. The valuation of the warrants was $131.52 on July 14, 2023, and $124.08 on July 18, 2023, which resulted in a total valuation of the warrants of $2.5 million as of July 2023. The Company revalued these warrants as of December 28, 2023, prior to the exercise, with standard deviation of 93.49%, which was based on a share price of $74.64 and a risk-free rate of 3.87%. Each warrant valuation was $40.32, which resulted in a total valuation of the warrants of $0.8 million. The change of $1.7 million was recorded as finance income.

On December 28, 2023, the Company entered into an inducement offer letter agreement, or the Inducement Letter, with the investor, of certain of the Company’s existing warrants to purchase up to (i) 12,551 ordinary shares issued on July 14, 2023 at an exercise price of $216.00 per ordinary share, or the July 14 Warrants, and (ii) 6,944 ordinary shares issued on July 18, 2023 at an exercise price of $216.00 per ordinary share, or the July 18 Warrants and together with the July 14, Warrants, the Existing Warrants.

Pursuant to the Inducement Letter, the investor agreed to exercise for cash its Existing Warrants to purchase an aggregate of 19,495 ordinary shares at a reduced exercise price of $68.4 per ordinary share, resulting in gross proceeds to the Company of approximately $1.3 million, and net proceeds of approximately $1 million, in consideration of the Company’s agreement to issue new warrants to purchase American Depositary Shares (“ADS”), or the New Warrants to purchase up to an aggregate of 38,990 ordinary shares at an exercise price of $68.4 per ordinary shares. The valuation of the New Warrants on the grant date was $2.2 million. According to the agreement, the Company recorded a loss of $1.5 million which is included in the financial expenses in the statement of comprehensive loss. As of December 31, 2023 the Company issued 7,083 shares out of the 19,495 shares that the investor paid for, leaving the investor with the right to receive an additional 12,412 shares. On March 12, 2024 the Company issued 5,079 ordinary shares and On April 9, 2024, the Company issued the remaining 7,333 ordinary shares. As of December 31, 2024 all the prefunded shares that were registered on December 31, 2023 were issued to the investor. In addition, the Company issued 1,365 warrants to the broker with an exercise price of $85.44 per ordinary share. The valuation of the warrants on the grant date was $73.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-          SHAREHOLDERS’ EQUITY (Cont.)

On April 15, 2024, the Company amended the terms of certain existing warrants to purchase up to an aggregate of 38,991 ordinary shares that were previously issued in December 2023 (the “December 2023 Warrants”). Pursuant to the terms of the amendment, the exercise price of the December 2023 Warrants was reduced from $68.40 per share to $19.20 per share, and the expiration date was amended from December 28, 2028 to April 15, 2029, due to the change of the exercise price of the 38,991 warrants, the fair value of the warrants was increased by 177 which the company recorded and offset in the same amount, in the additional paid in capital, the company used black and Scholes model with these estimations: expected terms of 4.75 years, interest risk free of 4.68%, yearly volatility of 97.24%. The Company sold an aggregate of (i) 18,646 of its ordinary shares (the “April 2024 Shares”), (ii) 189,688 prefunded warrants to purchase 189,688 ordinary shares (the “Prefunded Warrants”), and (iii) 208,335 warrants to purchase 208,335 ordinary shares (the “Investor Warrants”), at a purchase price of $19.20 per April 2024 Share and accompanying Investor Warrant, and $19.199 per Prefunded Warrant and accompanying Investor Warrant, and (iv) 14,583 warrants to purchase 14,583 ordinary shares at a purchase price of $24.00 were issued to the underwriter resulting in gross proceeds of approximately $4.0 million. The net proceeds from the transaction were $3.3 million. During 2024 upon the exercise of the Prefunded Warrants, the Company issued to the investors 189,688 ordinary shares. The Prefunded Warrants and the Investor Warrants were classified as equity.

On September 10, 2024, Company entered into an inducement offer letter agreement with certain holders of the Company’s existing warrants to purchase up to (i) 38,990 of the December 2023 Warrants, and (ii) 208,335 of the April 2024 Warrants. The exercise price of the 247,325 warrants was reduced from $19.20 to $6.40. Pursuant to the September inducement, each holder respectively agreed to exercise for cash its April 2024 Warrants and December 2023 Warrants to purchase an aggregate of 247,325 of the Company’s ordinary shares at a reduced exercise price of $6.40 per ordinary share in consideration of the Company’s agreement to issue to the holders new warrants, as described below, to purchase up to an aggregate of 494,650 ordinary shares, at an exercise price of $6.40 per ordinary share. As a result of the aforementioned events, the fair value of the warrants increased by $712 which the company recorded and offset in the same amount, in the additional paid in capital. Out of the $712 increase in fair value, 475 is due to the change of the exercise price of the warrants. The Company used black and Scholes model with these estimations: expected terms of 4.75 years, interest risk free of 4.68%, yearly volatility of 97.24%. The remaining $237 of the increase in the fair value of the warrants is due to the issuance of the new warrants at an exercise price of $6.40. The Company used black and Scholes model with these estimations: expected terms of 4.75 years, interest risk free of 4.68%, yearly volatility of 97.24%. The Company received aggregate gross proceeds of approximately $1.58 million from the exercise of the April 2024 Warrants and December 2023 Warrants by the holders, before deducting placement agent fees and other offering expenses payable by the Company. On December 18, 2024, certain holders exercised 494,650 warrants with an exercise price of $6.40 per ordinary share and the Company issued 494,650 ordinary shares, resulting in gross proceeds of approximately $3.17 million.

Between October 24, 2024, and December 31, 2024, the Company issued 343,202 ordinary shares through an At-the-Market (ATM) offering, generating gross proceeds of approximately $1.35 million.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-          SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants and warrants units:

The following table summarizes the warrants and warrants units outstanding as of December 31, 2024:

Type	Issuance Date	Number of warrants	Exercise price(*)	Exercisable through
Warrants to underwriters	September 3, 2020	125,000	$2,400.0	September 1, 2025
Warrants to underwriters	October 5, 2020	375,000	$2,112.0	September 3, 2025
IPO warrants	September 3, 2020	2,812,170	$2,112.0	September 3, 2025
PIPE warrants	March 11, 2021	232,500	$1,104.0	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$1,214.4	March 8, 2026
December 2023 warrants	December 28, 2023	32,753	$85.4	December 28, 2028
Warrants issued to underwriters	April 15, 2024	350,000	$24.0	April 15, 2029
Warrants issued to underwriters	September 11,2024	69,251	$8.0	September 11,2029
Warrants issued to underwriters	December 18, 2024	34,625	$8.0	December 18, 2029

TOTAL		4,083,472

(*) Exercise prices amounts have been retroactively adjusted to reflect a 1-for-24 reverse share split (Note 1c).

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-          SHAREHOLDERS’ EQUITY (Cont.)

d.	Share-based compensation:

1.	The 2008 Plan

On August 7, 2008, the Board of Directors approved the adoption of the 2008 Share Option Plan (the “2008 Plan”). During 2024, the 2008 Plan has expired, and no additional grants may be made.

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

On June 8, 2023, the Company’s shareholders approved the grant of options to purchase an aggregate of 2,250 shares to two current board members, and to the chairman of the board of directors. Each recipient received a grant of options to purchase 750 ordinary shares of the Company, at an exercise price of $141.36 per share. Fifty percent of the options vested upon grant, with the remaining shares vesting on a quarterly basis over three years so that 94 Options shall vest on the expiry of each quarter thereafter, provided that on such date each of the serving directors, shall serve in such capacity. The options expire after ten years from their grant date. The Company determined the valuation of the options with these assumptions: average expected term 5.36 years, average risk-free interest rate of 3.85%, volatility of 90.43%, zero dividend yield is expected. The grant-date fair value was $76.80 for each option. The valuation of the option on the grant date was $174.

On July 18, 2024, Board of Directors approved the grant of 6,097 options to purchase an aggregate of 6,097 shares to the chairman of the board of directors, the vesting period was 25 percent on the grant day and a further 25 percent each three months after. In addition, a director was approved to get 917 options to purchase an aggregate of 917 shares these options were fully vested on the grant day, In addition three directors were granted each 917 options to purchase an aggregate of 917 shares (total 2,751 Options ) with terms of 50 percent are vested on the grant day and the rest is vested 6.25 percent every three months and additional grant of 1,167 options to purchase an aggregate of 1,167 shares to an employee that will be vested 8.33 percent every three months after the grant day. Each option included an exercise price of $6.0 per share, the options will be expired after ten years from their grant date. The Company determined the valuation of the options with these assumptions: average expected term 5.37 years, share price of 3.15, average risk-free interest rate of 4.68%, volatility of 97.24%, zero dividend yield is expected. The grant-date fair value was $2.72 for each option. The valuation of all the options on the grant date was $27.

On October 10, 2024, Board of Directors approved the grant of 917 options to purchase an aggregate of 917 shares to the chairman of the board of directors, all the options were fully vested on the grant day. In addition, a director was granted with 639 options to purchase an aggregate of 639 shares fully vested on the grant day, in addition a grant of 6,000 options to purchase an aggregate of 6,000 shares fully vested on the grant day to few employees. Each option included an exercise price of $6.0 per share, the options will be expired after ten years from their grant date. The Company determined the valuation of the options with these assumptions: average expected term 5.00 years, share price of 0.62, average risk-free interest rate of 4.68%, volatility of 97.24%, zero dividend yield is expected. The grant-date fair value was $0.45 for each option. The valuation of all the options on the grant date was $3.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-          SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2024, the Company had 2,458 unvested options. The total unrecognized compensation cost of employee and directors’ options as of December 31, 2024, is $5.

The intrinsic value of share options outstanding as of December 31, 2024 was $0. The intrinsic value of share options exercisable as of December 31, 2023 was $2.

3.	The following tables summarizes information about options granted to employees and directors:

The 2008 Plan

Share options outstanding and exercisable to employees and directors under the 2008 Plan are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life
USD
Options outstanding at beginning of year	642	$57.60	0.25
Changes during the year:
Options granted	-	-	-
Options exercised	-	-	-
Options expired	(642)	57.60	-
Options outstanding at end of year	-	$-	-
Options exercisable at end of year	-	$-	-

The 2019 Plan

Share options outstanding and exercisable to employees and directors under the 2019 Plan are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life
	USD
Options outstanding at beginning of year	7,837	$286.56	8.69
Changes during the year:
Options granted	18,488	6.00	9.65
Options expired	(3,773)	96.34	9.75
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding at end of year	22,552	$88.32	9.17
Options exercisable at end of year	20,094	$94.59	9.15

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-          SHAREHOLDERS’ EQUITY (Cont.)

4.	The following table sets forth the assumptions that were used in determining the fair value of options granted to employees in 2019 plan for the years ended on December 31, 2024, 2023 and 2022:
	2024	2023*	2022*
Expected term (years)	5.00-6.41	5.00-6.41	5.28-6.07
Risk-free interest rates	4.68%	3.82%-3.87%	2.69%-3.88%
Volatility	97.24%	90.43%	79.3%-82.6%
Dividend yield	-	-	-
Exercise price	$6.0	$5.89	$5.70-10.60

* The assumptions presented above are the original assumptions used to determine the options fair value at the date of the grants. The assumptions used to determine the incremental value of the options at the modification date are as presented at the Company's options valuation.

The Company recognized $230, $731 and $1,104 during the years ended December 31, 2024, 2023 and 2022, respectively, as share-based compensation expenses which was included in general and administrative expenses, and $80, $73 and $285 during the years ended December 31, 2024, 2023 and 2022, respectively, as share-based compensation expense which was included in research and development expenses.

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-          SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2024	2023	2022
Subcontractors and consultants	$793	$1,001	$2,228
Payroll and related expenses	543	699	766
Share-based compensation expense	80	73	285
Clinical trials expenses	10,289	4,262	1,121
Other expenses	-	-	22
	$11,705	$6,035	$4,422

b.	General and administrative expenses:

	Year ended December 31,
	2024	2023	2022
Professional services	$1,390	$1,209	$1,489
Payroll and related expenses	815	877	780
D&O insurance	263	394	653
Rent and office maintenance	146	191	249
Share-based compensation expense	230	731	1,104
Other expenses	124	147	172
	$2,968	$3,549	$4,447

c.	Other financial income (expenses), net:

	Year ended December 31,
	2024	2023	2022
Interest income	101	406	160
Issuance expenses	-	(368)	-
Bank fees	(14)	(16)	(13)
Loss from Inducement offer letter agreement (Note 7c)	-	(1,502)	-
Change in fair value of derivative warrant liability (Note7c)	-	1,726	-
Exchange rate differences	$6	2	$(61)
Total other financial expenses, net	$93	248	$86

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9 –           SEGMENT REPORTING:

The Company operates in one reportable segment: clinical development. The clinical development segment facilitates the development of potential new drug compounds, and its business is unified for the purposes of valuation of its performance.

Management does not segregate its business for internal reporting. The Company's Chief Operating Decision Maker (“CODM”), who is the CEO evaluates the Company's performance based on its unified internal reporting which is consistent with the presentation in the Company’s financial statements.

The CODM uses quantitative and qualitative factors including net loss, and quarterly cash burn in benchmarking the Company to its competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation. The Company operates as a single reportable segment, and the segment measure used by the CODM for evaluating performance and allocating resources is the net loss.

Following is the Company's disclosers about significant segment expenses:

	For the Year Ended December 31,
	2024	2023	2022
Payroll and related Expenses	$1,358	$1,576	1,546
Clinical Trial Expenses	10,289	4,262	1,121
Other segment items *	2,941	3,506	6,125
Segment Loss	$14,588	$9,344	8,792

*Other Segment items included in net loss includes income tax expenses, financial income, Share-based compensation expenses, rent and office maintenance expenses, Subcontractors and consultants’ expenses, D&O insurance expenses and other expenses.

NOTE 10:-         RELATED PARTIES BALANCES AND TRANSACTIONS

a.
On June 8, 2023, the Company’s shareholders approved the grant of options to purchase an aggregate of 2,250 shares to two current board members, and to the chairman of the board of directors. The valuation of the option on the grant date was $174. (Note 7d2)

b.
On July 18, 2024, the Company’s shareholders approved the grant of options to purchase an aggregate of 9,765 shares to four board members, and to the chairman of the board of directors. The valuation of the option on the grant date was $27. (Note 7d2)

c.
On October 10, 2024, the Company’s shareholders approved the grant of options to purchase an aggregate of 1,556 shares to a board member, and to the chairman of the board of directors. The valuation of the option on the grant date was $1. (Note 7d2)

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-         RELATED PARTIES BALANCES AND TRANSACTIONS (Cont.)

Balances with related parties:

	Year ended December 31,
	2024	2023	2022
Employees accrued salaries and bonuses	$244	$324	$359
Directors accrued fees expenses	54	33	33

	$298	$357	$392

Transactions with related parties:

	Year ended December 31,
	2024	2023	2022
Amounts charged to:
Research and development payroll expenses	$528	$528	$702

General and administrative payroll and directors’ fees expenses	$1,322	$1,676	$2,091

PAINREFORM LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-          SUBSEQUENT EVENTS

1.
On January 2, 2025, the Board of Directors of PainReform approved an increase to the Company’s ATM program, pursuant to a written board’s approval dated October 14, 2024. The program allows offerings of up to $4.0 million, of which the Company raised approximately $0.9 million between January 1 and March 31, 2025.

2.
On February 17, 2025, the Company entered into a business acquisition agreement (the “Agreement”) with BladeRanger Ltd. (“BLRN”), a public Israeli company, to acquire 100% of the business activities associated with its AI-based solar analytics platform, DeepSolar. As part of the acquisition, the company received all rights, title and interest in agreements, intellectual property, accounts receivable, equipment, customer relationships, the "MyDeepSolar" application and platform, and all related assets, as defined in the Agreement.

In consideration, the Company agreed to issue to BLRN in accordance with the terms of the Agreement:

(1) 178,769 ordinary shares,

(2) 223,792 pre-funded warrants,

(3) 685,004 milestone pre-funded warrants,

(4) 1,087,565 warrants-A to purchase ordinary shares

(5) 1,087,565 warrants-B to purchase ordinary shares.

The Company entered into employment agreements with certain BLRN employees. Under the Agreement, BLRN and its assignees may not exercise any of the warrants if such exercise results in holding over 9.99% of our issued and outstanding share capital. The acquisition closed on March 5, 2025.

3.	On February 20, 2025, the Company’s Board of Directors approved the following resolutions:

-          An increase in the Company’s authorized share capital by an additional 7,500,000 ordinary shares with no par value, subject to approval by the shareholders at a general meeting scheduled for April 3, 2025. Upon approval, the total authorized share capital will be 10,000,000 ordinary shares with no par value.

-          An increase in the Company’s employee option pool to 400,000 options for ordinary shares.

-          The grant of 66,000 options under the Company’s 2019 Equity Incentive Plan to officers and employees. The options have an exercise price of $3.10 and a 10-year term.