Form 20-F
period 2025-12-31
PRF Technologies Ltd.
filed 2026-03-26
CIK 1801834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-39481

PRF TECHNOLOGIES LTD.
 (Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel	65 Yigal Alon St. Tel Aviv 6744316, Israel Tel: +972 3 7177050
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Efraim Cohen-Arazi
65 Yigal Alon St.
Tel Aviv, Israel
Tel +972 3 7177051
Email: efi@prf-tec.com
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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 830,613 ordinary shares.

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
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐    No ☒

PART I		4

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4
A.	[RESERVED]	4
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4
ITEM 4.	INFORMATION ON THE COMPANY	44
A.	History and Development of the Company	44
B.	Business Overview	44
C.	Organizational Structure	71
D.	Property, Plants and Equipment	72
ITEM 4A.	UNRESOLVED STAFF COMMENTS	72
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	72
A.	Operating Results	75
B.	Liquidity and Capital Resources	77
C.	Research and Development, Patents and Licenses	81
D.	Trend Information	81
E.	Critical Accounting Estimates	81
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	83
A.	Directors and Senior Management	83
B.	Compensation	85
C.	Board Practices	88
D.	Employees	102
E.	Share Ownership	103
F	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	103
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	104
A.	Major Shareholders	104
B.	Related Party Transactions	105
C.	Interests of Experts and Counsel	106
ITEM 8.	FINANCIAL INFORMATION	107
A.	Consolidated Statements and Other Financial Information	107
B.	Significant Changes	107
ITEM 9.	THE OFFER AND LISTING	107
A.	Offer and Listing Details	107
B.	Plan of Distribution	107
C.	Markets	107
D.	Selling Shareholders	107
E.	Dilution	107
F.	Expenses of the Issue	107

ITEM 10.	ADDITIONAL INFORMATION	108
A.	Share Capital	108
B.	Articles of Association	108
C.	Material Contracts	108
D.	Exchange Controls	108
E.	Taxation	108
F.	Dividends and Paying Agents	120
G.	Statement by Experts	120
H.	Documents on Display	120
I.	Subsidiary Information	120
J.	Annual Report to Security Holders.	120
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	120
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	121
A.	Debt Securities	121
B.	Warrants and rights	121
C.	Other Securities	121
D.	American Depositary Shares	121

PART II		121

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	121
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	121
ITEM 15.	CONTROLS AND PROCEDURES	121
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	123
ITEM 16B.	CODE OF ETHICS	123

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “PainReform,” “we,” “us,” “our” and other similar designations refer to PRF Technologies Ltd. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS nominal no par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Annual Report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

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

On February 3, 2026, we effected a 1-for-5 reverse share split of our authorized ordinary shares, no par value per share, including our issued and outstanding ordinary shares. February 6, 2026 was the first date when our ordinary shares began trading on Nasdaq after implementation of that reverse split.

Unless otherwise indicated herein, all share and per share data presented in this annual report have been retroactively adjusted to reflect the aforementioned reverse share splits for all periods presented, including comparative prior-period amounts.

TRADEMARKS

DeepSolar, MyDeepSolar, OcuRing™-K and our other registered or common law trademarks, trade names or service marks appearing in this Annual Report on Form 20-F are owned by us. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 20-F, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights of the applicable licensor to these trademarks and trade names. Unless otherwise stated in this Annual Report on Form 20-F, we do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our ability to continue as a going concern;

●	our history of losses and need for additional capital to fund our operations, and our ability to obtain additional capital on acceptable terms, or at all;

●	our dependence on the success of our product candidate, including OcuRing™-K and the commercialization of the DeepSolar solution;

●	the outcomes of clinical trials and other research regarding product candidates OcuRing and PRF-110;

●	our limited experience managing clinical trials;

●	our ability to retain key personnel and recruit additional employees;

●	our reliance on third parties for the conduct of clinical trials, product manufacturing and development;

●	the impact of competition and new technologies;

●	our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	our ability to maintain the listing of our ordinary shares on the Nasdaq Capital Market;

●	our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the current security situation in Israel; and

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Position and Need for Additional Capital

●	Our limited operating history may make it difficult for you to assess our future viability. We have never generated significant revenues and may never be profitable;

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern;

●	We have incurred significant losses and negative cash flows from operations since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability;

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

 Risks Related to Our Drug Development Business

●
We are dependent on the success of our product candidates including OcuRing™-K.  If we are unable to obtain approval for and ultimately commercialize OcuRing™-K or experience significant delays in doing so, our business will be materially harmed.

●	We have not yet commercialized any products or technologies, and we may never become profitable;

●
If we are unable to successfully complete our clinical trial programs, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected;

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

Risks Related to Our Operations in Israel

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

 Risks Related to Ownership of Our Ordinary Shares

●
If we fail to maintain compliance with the Nasdaq minimum listing requirements, our ordinary shares will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our ordinary shares could be adversely affected if our ordinary shares are delisted;

●
Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters; and

●
If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal control over financial reporting is not effective, the reliability of our consolidated financial statements may be questioned and our share price may suffer.

●
We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable laws and regulations could be impaired.

Risks Related to Our Financial Position and Need for Additional Capital

Our limited operating history may make it difficult for you to assess our future viability. We have never generated significant revenues and may never be profitable.

We are an early stage company. Our operations until recently have been limited to organizing and staffing our company, business planning, raising capital, developing our product candidates, including OcuRing™-K and, on a smaller scale, PRF-110, identifying potential product candidates, conducting preclinical studies of our product candidates and conducting clinical trials. We have not yet demonstrated our ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture commercial-scale drug products or arrange for a third party to do so on our behalf, or conduct marketing activities necessary for successful drug commercialization.

Most recently, in August 2025, we closed an investment in LayerBio, Inc., or Layer Bio, a privately held Boston-based biotechnology company, advancing sustained-release drug delivery technologies in ophthalmology. With this transaction, we acquired a majority equity interest in LayerBio that plans to initiate the next clinical trial of OcuRing™-K, LayerBio’s lead investigational product for pain and inflammation control following cataract surgery.

Previously, in March 2025, we acquired the business operations related to an AI-driven solar analytics technology. DeepSolar. DeepSolar’s operating history has been primarily limited to research and development, raising capital, and pilot studies. Because DeepSolar is in the very early stage of commercialization, and because the market for DeepSolar’s AI solution may rapidly evolve, it is hard for us to predict our future performance. Therefore, it may be difficult to evaluate DeepSolar’s business and prospects.

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

Our audited consolidated financial statements for the year ended December 31, 2025 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the year ended December 31, 2025, indicating that there is a substantial doubt about our ability to continue as a going concern. As of December 31, 2025, we had total cash and cash equivalents (including short term deposits and restricted cash) of $4.1 million. See “Item 5.B Liquidity and Capital Resources”. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We have incurred significant losses and negative cash flows from operations since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.

We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. During the three years ended December 31, 2025, 2024 and 2023, we incurred losses of approximately $4.8, $14.6 million and $9.3 million, respectively. As of December 31, 2025, we had an accumulated deficit of $61.3 million. We have not yet commercialized our drug candidates, including OcuRing™-K, or our drug delivery system and cannot be sure that we will ever be able to do so and our DeepSolar business is in the initial stages of commercialization. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval and successfully commercialize our product candidates as well as the success of the DeepSolar business that we recently acquired.

 We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage clinical trials for our product candidates;

●	integrate and expand our DeepSolar business;

●	seek regulatory approvals;

●	implement internal systems and infrastructures;

●	hire management and other personnel; and

●	progress our product candidates towards commercialization.

If OcuRing™-K and PRF-110 fail in clinical trials or does not gain regulatory clearance or approval, or if OcuRing™-K, PRF-110 or DeepSolar does not achieve market acceptance, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical and solar energy markets, where regulatory approval and market acceptance are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will need substantial additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce and/or eliminate our research and drug development programs or future commercialization efforts.

Developing drug products, including conducting clinical trials, is a time-consuming, expensive and uncertain process. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for, our product candidates, or if we seek to expand the current operations of the DeepSolar business. In addition, if we obtain marketing approval for our product candidates, we expect to incur significant commercialization expenses related to drug sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time. Furthermore, as a public company with incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce and/or eliminate our research.

We will be required to expend significant funds in order to advance the development of our product candidates, as well as any other product candidates, and to advance the DeepSolar business and the net proceeds from our recent offerings and our existing cash and cash equivalents are not sufficient to fund the full completion of development of our product candidates or the ongoing commercialization of the DeepSolar solution. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements, or other sources. We do not currently have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product candidates and the DeepSolar solution, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty. As a result, we will be required to raise additional capital in the future to complete support our operations. Therefore, there is substantial doubt about our ability to continue as a going concern.

Our estimate as to how long we expect our existing financial resources to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the timing, availability and outcome of manufacturing of our product candidates for clinical trials

●	the scope, progress, results and costs of our current and future clinical trials of our product candidates for our current targeted uses;

●	the costs, timing and outcome of regulatory review of our product candidates;

●
the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for our product candidates on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

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

●
the amount of revenue, if any, received from commercial sales of our product candidates, should they receive marketing approval.  The amount of revenue, if any, received from sales of the DeepSolar product;

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

We may not receive any funds from the exercise of warrants and additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our product candidates or delay, limit, reduce or terminate our establishment of marketing capabilities or other activities that may be necessary to commercialize our product candidates or the DeepSolar solution.

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

Risks Related to Our Drug Development and Business

We are dependent on the success of our product candidates, including OcuRing™-K. If we are unable to obtain approval for and ultimately commercialize OcuRing™-K or PRF-110 or experience significant delays in doing so, our business will be materially harmed.

Our future success is substantially dependent on our ability to timely obtain marketing approval for, and then successfully commercialize, OcuRing™-K and potentially PRF-110, our product candidates. In December 2024, we announced that the Phase 3 clinical trial evaluating PRF-110 in post-surgical pain management of patients undergoing bunionectomy did not satisfy the study’s primary endpoint. As a result, we have scaled back our research and development activities on PRF-110, and such activities are no longer our primary clinical focus. In 2025 we conducted the necessary tests and validations required for submission of an IND for a Phase II study on the safety and efficacy of OcuRing™-K. We currently have no drugs approved for sale and generate no revenues from sales of any products, and we may never be able to develop a marketable product..

Our product candidates will require additional clinical development, evaluation of clinical and manufacturing activities, compliance with regulatory requirements, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote OcuRing™-K and PRF-110 before we receive marketing approval from the Food and Drug Administration, or FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of OcuRing™-K and potentially PRF-110 will depend on several factors, including the following:

●	the outcome of further clinical studies on OcuRing™-K;

●	the outcome of further research and development of PRF-110 following the announcement in December 2024 that the Phase 3 clinical trial did not satisfy the study’s primary endpoint;

●
establishing supply arrangements with third-party raw materials and components suppliers, and drug product manufacturers who can manufacture clinical trial and commercial quantities of OcuRing™-K and PRF-110, and developing, validating and maintaining a commercially-viable manufacturing process that is compliant with current Good Manufacturing Practices, or cGMP, at a scale sufficient to meet anticipated demand, which will ultimately enable us to reduce our cost of manufacturing;

●	successfully initiating patient enrollment and completion of additional clinical trials on a timely basis;

●	our ability to demonstrate our product candidates safety, tolerability and efficacy to the FDA and any comparable foreign regulatory authority for marketing approval;

●	timely receipt of marketing approvals for our product candidates;

●	maintaining patent protection, trade secret protection and regulatory exclusivity, both in the U.S. and internationally;

●	successfully defending and enforcing our proprietary rights in our intellectual property portfolio;

●	avoiding and successfully defending against any claims that we have infringed, misappropriated or otherwise violated any intellectual property of any third party;

●	the performance of any future collaborations;

●	our ability to timely complete any post-marketing approval commitments required by the FDA or other applicable regulatory authorities;

●	establishing scaled production arrangements with third-party manufacturers to obtain finished products that are compliant with cGMP and appropriately packaged for commercialization;

●	successful launch of commercial sales following any marketing approval;

●	maintaining an acceptable safety profile following any marketing approval;

●	commercial acceptance by patients, the medical community and third-party payors;

●	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

●	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments; and

●	our ability to compete with other post-operative pain, or POP, treatments.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. Accordingly, we, cannot assure you that we will ever be able to generate revenue through the sale of our product candidates. If we are not successful in commercializing our product candidates, or are significantly delayed in doing so, our business will be materially harmed.

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

To successfully develop our drug candidates, we must be able to attract and retain highly skilled personnel, including consultants and employees. The retention of their services cannot be guaranteed. Our failure to retain or recruit such professionals might impair our performance and materially affect our technological and product development capabilities and our product marketing ability. Our future success depends to a large extent on the continued services of our senior management and key personnel, including in particular, Ehud Geller and Dr. Sigal Aviel. Any loss of the services of members of our senior management would adversely affect our business. We do not currently maintain key-person insurance on the lives of any of our key personnel.

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

 If we are unable to successfully complete any future clinical trial programs for our product candidates, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials depends in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrolment of patients, and the rate at which we are able to collect, clean, lock and analyze the clinical trial database. Patient enrolment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. If we experience delays in identifying and contracting with sites or in patient enrolment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down development of our product candidates and any potential approvals and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals. If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

We have not received, and may never receive, regulatory approval for commercial sale for our products, OcuRing-K or PRF-110. We currently do not have any drug candidates pending approval with the FDA or with regulatory authorities of other countries. In order to obtain FDA approval to market a new drug product, we or our potential partners must demonstrate proof of efficacy in humans. To meet these requirements, we or our potential partners will have to conduct “adequate and well-controlled” clinical trials.

Clinical development is a long, expensive and uncertain process. Clinical trials are very difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Satisfaction of regulatory requirements typically depends on the nature, complexity and novelty of the product and requires the expenditure of substantial resources. Approval policies or regulations may change and the regulatory agencies have substantial discretion in the approval process for products, including the ability to delay, limit or deny approval of a product candidate for many reasons. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

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

Following the completion of a clinical trial, the results may not support the primary endpoints thus rendering it a failure. Even if successfully completed, regulators may not interpret data obtained from clinical tests of our drug candidate the same way that we do, which could delay, limit or prevent our receipt of regulatory approval. In addition, the designs of any clinical trials may not be reviewed or approved by the FDA prior to their commencement, and consequently the FDA could determine that the parameters of any studies are insufficient to demonstrate efficacy in humans. Failure to approve a completed study could also result from several other factors, including unforeseen safety issues, the determination of dosing, low rates of patient recruitment, the inability to monitor patients adequately during or after treatment, the inability or unwillingness of medical investigators to follow our clinical protocols, and the lack of effectiveness of the trials.

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

If third parties on which we may have to rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products.

We have, and may have to in the future,  depend on independent clinical investigators, CROs, CMOs, and other third-party service providers to conduct the clinical trials of our drug candidates and technologies. We rely heavily on these parties for successful execution of our clinical trials, but we will not control many aspects of their activities. For example, during the analysis of the results of our Phase 3 clinical trial for PRF-110 we encountered difficulties interpreting data pertaining to the last 24-hour period of the 72-hour study follow-up, and efforts were made to resolve the incoherence and complete the analysis. Following further investigation, we determined that the data from the final 24- hour period could not be clarified to satisfy the study’s primary endpoint 72 hours requirement and therefore it did not meet the primary endpoint of the study. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the FDA or other foreign regulatory agencies or authorities relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trial’s plans and protocols. For example, in 2021, we encountered issues with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting the manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International Inc, a US based CMO for the purpose of manufacturing our clinical trial batches. During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues with product stability which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues by further improving the manufacturing process, and in March 2023, we commenced our Phase 3 clinical trial of PRF-110. The failure of any third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our products, or could result in enforcement action against u.

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

Even if any of our product candidates is approved for sale, it may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

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

Our product candidates, if successfully developed and commercially launched, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize our product candidates unless our products bring clear and demonstrable advantages over other products currently marketed for the same indication.

If our competitors develop and market products that are less expensive or more effective than our product, our revenues and results may be harmed and our commercial opportunities may be reduced or eliminated.

The pharmaceutical industry is highly competitive. Our commercial opportunities may be reduced or eliminated if our competitors develop and market products that are less expensive, more effective or safer than our product. Some of these potential competing drugs are already commercialized or are further advanced in development than our product candidates. Even if we are successful in our developmental efforts, our product candidates may not compete successfully with products produced by our competitors, who may be able to market their drugs more effectively.

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

In addition, later discovery of previously unknown adverse events or other problems with our product candidates or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

●	litigation involving patients taking our drug;

●	restrictions on such drugs, manufacturers or manufacturing processes;

●	restrictions on the labeling or marketing of a drug;

●	restrictions on drug distribution or use;

●	requirements to conduct post-marketing studies or clinical trials;

●	issuance of warning letters or untitled letters;

●	withdrawal of the drugs from the market;

●	refusal to approve pending applications or supplements to approved applications that we submit;

●	recall of drugs;

●	fines, restitution or disgorgement of profits or revenues;

●	suspension or withdrawal of marketing approvals;

●	damage to relationships with any potential collaborators;

●	exclusion from or restrictions on coverage by third-party payors;

●	unfavorable press coverage and damage to our reputation;

●	refusal to permit the import or export of drugs;

●	drug seizure; or

●	injunctions or the imposition of civil or criminal penalties.

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

           In the U.S., the Congress and the recent presidential administrations have enacted or are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates, if approved, and to do so profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access.

In the U.S., the pharmaceutical industry has been a particular focus of efforts to reform the healthcare system and has been significantly affected by major legislative initiatives, including the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “PPACA”), which contains provisions that may potentially affect the profitability of our product candidates, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs, and expansion of the entities eligible for discounts under the Public Health Services pharmaceutical pricing program. There have been judicial and Congressional challenges to the PPACA that contribute to regulatory uncertainty that could affect the profitability of our products. We are not able to state with certainty what the impact of potential legislation will be on our business.

Moreover, the Bipartisan Budget Act of 2018, among other things, further amended portions of the Social Security Act implemented as part of the PPACA and increased to 75% the point-of-sale discount that pharmaceutical manufacturers participating in the Coverage Gap Discount Program provide to eligible Medicare Part D beneficiaries during the coverage gap phase of the Part D benefit, commonly referred to as the “donut hole,” and to reduce standard beneficiary cost sharing in the coverage gap to 25% in most Medicare Part D plans. It remains to be seen precisely what any new legislation will provide, when or if it will be enacted, and what impact it will have on the availability and cost of healthcare items and services, including drug products.

Other legislative changes have been proposed and adopted since PPACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year that started in April 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 2031 absent additional congressional action The American Taxpayer Relief Act of 2012, which, among other changes, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These legislative changes may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

In addition, the Inflation Reduction Act (IRA) of 2022 permits, among other things, Medicare to negotiate the price of certain high expenditure, single source drugs and biological drugs. The maximum fair prices that are negotiated for these drugs will apply beginning with initial price applicability in 2026. The number of drugs to be selected and negotiated will depend on whether the drugs are high in expenditures and will be limited each year in the number of drugs subject to a preset negotiation structure. On August 1, 2024, CMS announced an agreement reached for negotiated Medicare prices for 10 selected drugs.  CMS then announced on January 17, 2025 negotiations for Medicare prices for 15 selected drugs. Following a phased implementation, ultimately there will be 20 drugs that will be subject to price negotiation by 2029 and thereafter. This legislative change will likely result in reductions in Medicare payments and other health care expenditures that may impact the product candidates in the future. Any reimbursement policies instituted by Medicare or other federal health care programs may result in similar policies from private payors.

There have also been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. On September 24, 2020, the FDA released a final rule providing guidance for states to build and submit importation plans for drugs from Canada. In 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States.

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

In December 2025, the European Parliament and the Council reached a provisional political agreement in trilogue on the EU “pharma package,” a comprehensive reform intended to replace and revise key elements of the EU pharmaceutical framework (including the main pharmaceutical EU directives and regulations). The agreement includes a revised incentives framework for innovative medicines that keeps eight years of regulatory data protection and sets one year of market protection, with potential extensions for qualifying products. The deal also includes measures to strengthen security of supply, including provisions allowing member states to require manufacturers to supply sufficient quantities of a medicinal product. The agreement clarifies and broadens the Bolar exemption, allowing generic and biosimilar companies to complete preparatory steps before patent/SPC expiry to support immediate entry after expiry. Because the final legal texts reflecting the trilogue agreement had not yet been fully published, we cannot yet determine with certainty the full legal, operational or financial impact of the new EU pharmaceutical legislation.

Changes in funding for the FDA could hinder FDA’s ability to hire and retain key leadership and other personnel, or otherwise prevent new products from being developed or commercialized in a timely manner.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. In 2021, the FDA stated that almost 80% of drugs were approved in more than 180 days after submission of an application. During the period of declaring a Public Health Emergency, or the PHE, many other drugs, devices and FDA regulated products were the focus of the FDA. During this time, the U.S government made several changes in shutting down facilities and delaying inspections. In addition, the FDA relies on fees and has had to furlough critical FDA employees and stop critical activities when Congress does not extend the payment of these fees. In April 2025, the FDA reduced its workforce by approximately 3,500 employees as part of a broader reduction of force in the HHS initiated by the Department of Government Efficiency. Prolonged FDA issues, reductions in force, other diseases, lack of government payments, and other issues that could affect the FDA and their employees, could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

We are subject to risks related to intellectual property rights and risks of infringement.

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

While we have patent protection for PRF-110 and OcuRingTM,, our DeepSolar business does not have any patents or patent applications. As with our competitors, our ability to maintain and solidify a proprietary position for our product candidates will depend upon our success in obtaining effective patent claims that cover such product candidates, their manufacturing processes and their intended methods of use, and enforcing those claims once granted. Furthermore, in some cases, we may not be able to obtain issued claims covering our product candidates which are sufficient to prevent third parties, such as our competitors, from either utilizing our technology or designing around any patent claims to avoid infringing them. Any failure to obtain or maintain patent protection with respect to our product candidates could have a material adverse effect on our business, financial condition, and results of operations.

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

Risks Related to Our Operations in Israel

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring Arab countries, Hamas (an Islamist terrorist militia and political group that controls the Gaza Strip) and Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. None of our employees were called up for active duty; however, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our business, prospects, financial condition and results of operations. As of March 15, 2026, we had 6 full-time and 1 part-time employees, all of whom are located in Israel.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, in March 2025, tensions escalated once again as Hezbollah launched an attack on Israel. In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, initiating an ongoing military conflict. This conflict involves attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and has launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. As of the date of this Annual Report, military operations remain ongoing, and the scope, duration, and ultimate resolution of this conflict are uncertain. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations.

While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition. We cannot predict if and to what extent any ceasefire agreements will remain in effect or will be upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria continues to create geopolitical instability in the region.

While the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and on Israel’s economy in general, the ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. However, if the war is renewed or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be harmed.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business and financial condition. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

Finally, political conditions within Israel may affect our operations. Israel held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system , which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

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

We are exposed to risks related to the laws of various countries as a result of our international operations.

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

Currency exchange rate fluctuations and inflation affect our results of operations, as reported in our consolidated financial statements.

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

Risks Related to Ownership of Our Ordinary Shares

If we fail to maintain compliance with the Nasdaq minimum listing requirements, our ordinary shares will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our ordinary shares could be adversely affected if our ordinary shares are delisted.

Our ordinary shares are listed on the Nasdaq Capital Market. To maintain our listing, we are required to satisfy certain continued listing requirements, including, among other things, minimum bid price, minimum market value of publicly held shares, minimum shareholders’ equity (or other financial metrics), corporate governance requirements, and timely filing of periodic reports with the SEC.

There can be no assurance that we will be able to comply with Nasdaq’s continued listing standards in the future and in the past we have been deficient in meeting certain of Nasdaq’s continued listing standards including the minimum bid price requirement and the minimum shareholder equity rule. If we fail to satisfy any of Nasdaq’s continued listing requirements, we may receive a deficiency notice from Nasdaq and, depending on the nature of the deficiency, may be afforded a limited period of time to regain compliance. However, certain deficiencies may not be subject to a cure period or may result in immediate delisting. If we do not regain compliance within any applicable cure period, or if Nasdaq determines that we are not eligible for a compliance period, Nasdaq may determine to delist our ordinary shares.

On January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date of this Annual Report, our market value of listed securities is below $5 million and if this rule were to go into effect and we are unable to increase our market value of listed securities above $5 million, we would become subject to immediate suspension and delisting.

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

We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable laws and regulations could be impaired.

 Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. Together with adequate disclosure controls and procedures, effective internal controls are designed to prevent fraud. Any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, may require prospective or retroactive changes to our consolidated financial statements, or may identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We identified a material weakness in our internal control over financial reporting in the financial year ended December 31, 2024. Specifically, we determined that due to the small-scale nature of our company, we currently do not have sufficient finance staff to provide for effective oversight over our period-end financial reporting process and we have an incomplete segregation of duties. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

In order to remediate the material weakness, we plan to hire additional accounting and finance personnel with public company experience or to provide the necessary training for such new hires without public company experience. We cannot assure you the measures we are taking to remediate the material weakness will be sufficient or that they will prevent future material weakness. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our consolidated financial statements for prior periods. In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of our ordinary shares and warrants.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer a non-accelerated filer as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event our internal controls over financial reporting do not operate effectively. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in its periodic reports that are filed with the SEC. If we are unable to remediate our existing material weakness or identify additional material weaknesses and are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer a non-accelerated filer, investors may lose confidence in the accuracy and completeness of the financial reports and the market price of our ordinary shares and warrants could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources. For more information regarding these remedial actions and enhancement measures, see “Item 15. Controls and Procedures-Material Weakness in Internal Control Over Financial Reporting”.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal control over financial reporting is not effective, the reliability of our consolidated financial statements may be questioned and our share price may suffer.

We are subject to the requirements of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we must document and test our internal control procedures and our management issues a report concerning the effectiveness of our internal control over financial reporting. In addition, as long as we do not become an accelerated or large accelerated filer, we are exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on our management’s assessment of our internal control over financial reporting until the date we are no longer a non-accelerated filer. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall.

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

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the average value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2025 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2025 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. In any taxable year in which we are characterized as a PFIC for U.S. federal income tax purposes, a U.S. Holder, (as defined below) that owns ordinary shares could face adverse U.S. federal income tax consequences, including having gains realized on the sale of ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on ordinary shares by U.S. Holders who are individuals, and having interest charges apply to distributions by us and the proceeds of ordinary share sales. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of the ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. If we are a PFIC in any year, U.S. Holders may be subject to additional Internal Revenue Service, or IRS, filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see “10.E - Taxation - Certain Material U.S. Federal Income Tax Consequences.”

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

Further, the stock market in general may experience extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of companies. Broad market and industry factors may negatively affect the market price of our ordinary shares regardless of our actual operating performance. See also Risk Factors-Risks Related to Ownership of Our Ordinary Shares “We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.” In addition, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

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

Our staggered board of directors may delay, defer or prevent a change of control transaction.

We have a staggered board of directors. Our directors are divided into three classes serving three-year staggered terms. The staggering of our board of directors may discourage offers for the Company or make an acquisition more difficult, even when an acquisition may be viewed to be in the best interest of our stockholders.

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

We were incorporated under the laws of the State of Israel the Companies Law in November 2007 under the name PainReform Ltd. On January 6, 2026, the shareholders of the Company approved a change of the Company’s name from PainReform Ltd. to PRF Technologies Ltd. Our principal executive offices are located at 65 Yigal Alon St., Tel Aviv, 6744316, Israel. Our telephone number is +972-3-3717050. Our corporate website address is www.prf-tech.com. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (http://www.prf-tech.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

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

PRF Technologies Drug Development Business

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

In November 2024, we announced that the initial analysis of the topline data indicates that PRF-110 demonstrated statistically significant superiority over placebo in reducing pain during the first 48 hours following surgery. However, data pertaining to the subsequent 24-hour period, which was essential for assessing the primary endpoint of the trial, was unclear due to incoherence of the data. In December 2024, following further investigation, we determined that the data from the final 24- hour period could not be clarified to satisfy the study’s primary endpoint 72 hours requirement and therefore it did not meet the primary endpoint of the study. As a result, we have substantially scaled back our research and development activities on PRF-110, and such activities no longer comprise our primary clinical focus.

In December 2025, we commenced our development plan for OcuRing™-K, LayerBio’s patented, drop-less, intraoperatively administered sustained-release ocular therapy designed to deliver controlled, site-specific release of ketorolac following cataract surgery. Following the closing of our majority investment in LayerBio and the integration of OcuRing™-K into our development portfolio, we conducted a methodical internal assessment with LayerBio’s management team to define development priorities and establish a clear path for advancing the program. Work is now progressing toward the Phase II clinical trial.

OcuRing™-K is an erodible, intraoperatively administered sustained-release device designed to provide extended and consistent intraocular therapeutic levels of an NSAID (non-steroidal, non-opiate, anti-inflammatory analgesic). LayerBio’s technology is designed to address major limitations of traditional postoperative eye-drop regimens, which typically require multiple daily steroid and NSAID drops for several weeks and deliver only a small fraction—often less than 5%—of the drug inside the eye. OcuRing™-K is designed to eliminate this drop-dependent approach through a single, intraoperative, sustained-release therapy.

This inefficient delivery of eye drops produces sharp fluctuations in drug levels, increasing the potential for inconsistent efficacy and side effects. In contrast, OcuRing™-K’s in-situ depot formulation provides direct, localized delivery to target tissues with markedly lower systemic exposure, offering controlled and stable therapeutic coverage compared to conventional eye drops. By removing the need for patient-administered drops, OcuRing™-K also reduces contamination risks, such as inadvertent contact between dropper bottles and ocular tissues.

Preclinical studies and a Phase I clinical evaluation demonstrated reductions in post-surgical pain and inflammation while using significantly lower total drug exposure than standard eye-drop regimens. The sustained-release kinetics of OcuRing™-K maintained therapeutic levels over time, supporting the potential for improved ocular safety, reduced systemic side effects associated with high-volume topical dosing, and enhanced patient compliance, particularly among elderly populations.

In January 2026, we announced the completion of safety data compilation supporting the continued development of OcuRing™-K. The development program included a series of preclinical rabbit studies evaluating ocular tolerability, biocompatibility, and tissue response, as well as a Phase I clinical study in patients undergoing cataract surgery. Collectively, these studies demonstrated a favorable safety profile for the platform, supporting its advancement toward later-stage development.
.

In the Phase I clinical study, no treatment-emergent adverse events related to the study drug were observed. All reported adverse events were as expected in the context of cataract surgery, and consistent with subjects’ underlying ocular histories. No serious adverse events were reported, and no safety issues related to the drug delivery platform were identified. The investigational product and intraocular lens devices remained properly positioned in all treated eyes throughout the study.

Preclinical rabbit studies, similarly, demonstrated favorable local tolerability, with no evidence of ocular tissue abnormalities and no meaningful differences observed between the  OcuRing™-K and control vehicle, supporting the consistent safety findings across preclinical and clinical evaluations.

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

OcuRing™-K

Cataract surgery is one of the most frequently performed surgical procedures globally. Approximately 4 million cataract surgeries are performed annually in the United States. Globally, the number of annual procedures is estimated to be between 20 million and 30 million. In the U.S., current postoperative management of cataract surgery commonly involves a complex regimen of corticosteroid and NSAID eye drops. However, these regimens are associated with several drawbacks such as poor compliance, particularly among elderly patients, inconsistent and inefficient drug delivery, and risks associated with steroids, including elevated intraocular pressure and potential for infection. Increasingly, both patients and ophthalmic surgeons are seeking “drop-less” solutions that remove the need for daily self-administered drops while ensuring consistent, effective therapy.

OcuRing™ is a bio-erodible sustained-release implant applied to the haptic of an intraocular lens (IOL) for use in cataract surgery. It is easily added to the IOL and once implanted inside the eye, OcuRing™ continuously releases medications for treatment and prevention of postoperative complications of cataract surgery.

The technology allows extended drug release from a single application, minimizing the need for patient-administered drops. Site-specific delivery maximizes local effect while reducing systemic exposure. Its biodegradable design eliminates the need for removal of the insert, and its versatile drug loading enables the delivery of a wide range of therapeutics (NSAIDs, antibiotics, steroids, anti-VEGF agents).

OcuRing™-K, the platform lead product candidate, is a patent-protected, sustained-release intraocular ring designed to deliver Ketoralac, an anti-inflammatory and analgesic drug, to be introduced intra-surgically during cataract procedures. As a bioerodible implant it offers a transformative alternative to the current standard of care, which commonly relies on frequent topical eye drops, including corticosteroids and NSAIDs.

Unlike traditional treatments, OcuRing™-K provides a single-application, fully “dropless” solution, fully in line with the surgeon’s workflow, designed to deliver controlled, localized, and extended release of non-opiate and non-steroidal agent therapy directly in the surgical site. This innovative platform eliminates patient compliance issues and reduces the need for multiple medications during the critical postoperative healing phase, addressing a major unmet need expressed by both patients and providers in the ophthalmic community.

PRF-110

There are more than 50 million surgical procedures performed annually in the U.S. alone in both hospitals and in ambulatory surgery centers. We believe that many of these invasive and painful procedures should be eligible for treatment with extended-release ropivacaine through our product, PRF-110. As reported in Pharmacotherapy, 2013, 99% of all surgeries are treated with opiates. The extended-release nature of PRF-110 is intended to reduce pain for up to 72 hours from the time of surgery, thereby obviating/diminishing the need for additional pain medications. There are currently available several extended-release products, mainly Exparel with revenues of over $575 million in 2024 and Zynrelef, with $ 25.5 million of revenues in 2024.

We believe that PRF-110 will extend post-operative analgesia, will be significantly less costly to produce than the currently available extended-release product and, unlike that product, will not require delicate handing.

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

Our Vision

We believe that patients deserve safe, effective, lasting treatments that are cost effective. We view intra-operational local application of drugs as resulting in lower drug loads, a better safety profile and the resolution of compliance issues endangering postsurgical recovery. Both our products are an embodiment of this philosophy and of our vision for drug development. We believe that our product candidates embody our vision of drug development:

●	addressing unmet medical needs;

●	de-risked drug development by using long-established APIs and our patented, proprietary extended release drug-delivery system;

●	reduced development costs;

●	rapid preclinical and clinical testing;

●	well understood paths to approval: and

●	the potential to disrupt current practices.

Advantages of OcuRing™-K

OcuRing™-K is a bio-erodible sustained-release implant applied to the haptic of an intraocular lens (IOL) for use in cataract surgery. It is easily added to the IOL and once implanted inside the eye, OcuRing™-K continuously releases ketorolac, a commonly used NSAID, for treatment and prevention of postoperative complications of cataract surgery. Other advantages of OcuRing™-K are that it:

•	is a ring shaped insert placed on the IOL, easy to administer and to incorporate into the surgical routine;
•	remains in place ensuring that the active drug is optimally placed to reach its target;
•	solves the problem of poor absorption in eye drops;
•	allows for use of far lower doses as compared to eye drops, thus reducing side effects;
•	circumvents the problem of poor compliance in cataract patients;
•	is very stable at a wide range of temperatures;
•	allows for sustained release of the medication over 2 weeks post surgery thus eliminating the need for NSAID eye drops;
•	has components that are well characterized with a good safety profile; and
•	can be used for multiple drugs.

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

We are focused on the development of OcuRing™-K and subject to the outcome of an upcoming Phase II clinical trial, we believe we are well positioned to advance to later stage development due to the following factors:

•	our toxicology studies demonstrate a very safe profile for OcuRing™-K;
•	no OcuRing™-K associated serious adverse events were reported for a phase I study;
•	PK analysis demonstrated a sustained release profile of ketorolac for up to two weeks post surgery;
•	the planned trial will have clear, easy to measure endpoints and has a short duration (one month); and
•	the OcuRing™ can be used to develop other post-cataract surgical products.

Following the establishment of OcuRing™-K in the post-cataract surgery market, we plan to build on our platform technology to broaden our product base. Our extended-release drug-delivery system is a unique bio-erodable formulation that can be used for the delivery of several drugs that are currently administered as eye drops, including antibiotics and corticosteroids. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release.

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

OcuRing™-K

Currently OcuRing™-K is produced by our in house production team. We engaged Resonetics, LLC, a US-based CMO for the finalization and sterilization of our product for future production as demand for OcuRing™-K increases.

Some of the critical materials and components used in manufacturing OcuRing™-K are sourced from single suppliers. While we are currently in the process of identifying and testing alternative sources for key components used in manufacturing of OcuRing™-K , an interruption in the supply of a key material could significantly delay our research and development process or increase our expenses for the commercialization or development of our products. In the event of supply chain interruption, materials or components needed for our drug delivery technologies may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required or if the materials traditionally have not been used in pharmaceutical products.

PRF-110

We engaged Pharmaceutics International Inc, a US based CMO for the purpose of manufacturing our clinical trial batches of PRF-110

In 2021, we encountered issues with our former CMO in Israel in manufacturing clinical trial batches of product mainly due to regulatory failures in its facilities, Good Manufacturing Practices issues and turnover of personnel. We put in place a plan and actions directed at shifting manufacturing and scale-up operations of PRF-110 to North America and engaged Pharmaceutics International Inc. a U.S.-based CMO for the purpose of manufacturing our clinical trial batches. During 2022, we implemented additional enhancements to our manufacturing process for PRF-110 which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we experienced issues with product stability which resulted in delays in the commencement of our planned Phase 3 trial of PRF-110. We were able to overcome these issues by further improving the manufacturing process, and in March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States. In December 2024, we announced that the Phase 3 clinical trial evaluating PRF-110 in post-surgical pain management of patients undergoing bunionectomy did not satisfy the study’s primary endpoint. As a result, we have scaled back our research and development activities on PRF-110, and such activities are no longer our primary clinical focus.

Competition

The pharmaceutical industry is extremely competitive. Our product candidates, if approved, will compete in a highly competitive market. Our competitors in this market may succeed in developing products that could render our current and future product candidates obsolete or non-competitive. Many of our potential competitors have significantly more financial, technical and other resources than we do, which may give them a competitive advantage. In addition, they may have substantially more experience in effecting strategic combinations, in-licensing technology, developing drugs, obtaining regulatory approvals and manufacturing and marketing products. We cannot give any assurances that we can compete effectively with these other biotechnology and pharmaceutical companies.

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

If we are able to successfully develop OcuRing™-K, we expect to compete with Optomed, a Finnish provider of retinal imaging devices and solutions, PanOptica, a United States provider of biopharmaceutical ophthalmic therapeutics for the treatment of eye diseases, Lenz Therapeutics, a United States provider of late-stage clinical development of pharmaceuticals for the eyes,  and Rayner, a U.K. provider of intraocular lenses and proprietary injection devices for cataract surgery.

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

Patent portfolio

As of March 26, 2026, our PRF-110 patent portfolio includes fourteen (14) issued patents, of which three (3) are U.S. patents and thirteen (11) are foreign patents in Australia, Canada, China, India, Israel, and Japan, . In addition, the portfolio includes two (2) foreign patent applications that are pending in the European Patent Office . Our OcuRing patent portfolio includes 2 issued patents, of which one is a U.S. the second is a foreign patent in UK. In addition, the OcuRing portfolio includes 4 patent applications in U.S, Australia,  Japan and  Korea that are pending.

The filing date of the PRF-110 patents and patent applications was May 9, 2013 and the filing date of the OcuRing patents and patent applications was June 26, 2020. In general, most patents have a 20-year term from the filing date, although certain extensions may apply to patents covering drug products that are subject to regulatory approval in various jurisdictions. Accordingly, the earliest expiry date for PRF-110 would be May 2033, and the earliest expiry date for OcuRing would be June 2040, which, under certain conditions could possibly be extended under regulatory marketing exclusivity.

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

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from several alternative sources, including investigator-initiated trials that are not sponsored by the company. Under federal law, the submission of most NDAs is additionally subject to an application user fee, which as of 2026, the standard fee for an NDA submission is approximately $4.682 million. However, fees may be waived or reduced for certain circumstances, such as for drugs intended to treat rare diseases or for companies with limited financial resources.

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

Regulations and procedures governing approval of drug products in the EU and other countries

In order to market any product outside of the U.S., a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, manufacture, advertising, reimbursement and commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the competent foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of drug products in the EU generally follows comparable lines as in the U.S. and involves satisfactorily completing preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication, as well as the submission to the relevant competent authorities of a marketing authorization application, or MAA, and actual granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Authorization. The major law governing clinical trials conducted in the European Economic Area (EEA) is Regulation (EU) 536/2014 on clinical trials on medicinal products for human use (the Clinical Trials Regulation, or CTR), which came into effect on January 31, 2022. The CTR has immediate effect in all EEA member states and regulates the essential aspects of pharmaceutical clinical trials. It is supplemented by the national laws of member states. The CTR harmonizes the assessment and supervision processes for clinical trials throughout the EEA via a Clinical Trials Information System, or CTIS, which includes a centralized EU portal and database for clinical trials. The CTR provides consistent rules for conducting clinical trials throughout the EEA and introduces a harmonized electronic submission and assessment process for clinical trials conducted in multiple member states. In that context, it requires improved collaboration, information sharing and decision-making between and within member states, governed by clearly defined deadlines for member states and sponsors alike. Furthermore, the CTR aims at increased transparency of information on clinical trials and provides that certain information on the authorization, conduct and results of each clinical trial carried out in the EEA must be made publicly available via CTIS. Moreover, the CTR aims to increase safety standards for all participants in EU clinical trials.

Clinical trials under the CTR are subject to prior authorization. The authorization of a clinical trial (Phase I-III) in an EEA member state requires the submission of an application dossier via CTIS. The application dossier will be reviewed by the competent authorities of the member states where the trial is supposed to take place. The application and approval process is conducted by the member states under the cooperation system set forth in the CTR. Particularities under member states’ national law still apply to some extent. The application dossier should include, among other documents and information, the study protocol, results of the nonclinical studies and manufacturing information and analytical results. The sponsor shall propose one of the member states concerned as reporting member state. The CTR aims to speed up the validation and review of application dossiers and therefore provides strict deadlines. For example, the reporting member state may request additional information during the assessment of the application dossier. The sponsor shall submit this information within the period set by the reporting Member State which shall not exceed twelve days from the receipt of the request.

Marketing Authorization. To obtain a marketing authorization for a product under EEA regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the European Medicines Agency (EMA) or under one of the procedures administered by competent authorities in EEA member states (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population (i.e., children aged 0 to 17), unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

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

Mutual Recognition Procedure (MRP) The mutual recognition procedure (Art. 28 et seqq. Directive 2001/83/EC) should be used if a drug product already has a marketing authorization in one EEA member state, and the authorization holder would like to extend the authorization to other member states. An application for mutual recognition may be addressed to one or more EEA countries. The country in which the national marketing authorization has been granted acts as the Reference Member State, and the other countries concerned (Concerned Member States) can, upon successful completion of the procedure, recognize the marketing authorization. The assessment time is generally 180 days plus 30 days.

Decentralized Procedure (DCP) The decentralized procedure (introduced by Directive 2004/27/EU) is used in cases where the drug product has not received a marketing authorization in the EU at the time of application. It allows the common assessment of an application submitted simultaneously to several member states. One of the member states will take the lead in evaluating the application as Reference Member State. The Reference Member State should prepare an assessment report that is then used to facilitate agreement with the Concerned Member States and the granting of national marketing authorization in all of these member states. The assessment time is 210 days plus 30 days.

Regulatory data protection in the EU. In the EU, new medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic (abbreviated) application referencing the protected drug product for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic drug product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of authorization and renewals. A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit ratio by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the European Commission or the competent authority decides on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EEA market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Regulatory requirements after a marketing authorization has been obtained. In the event an authorization for a drug in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of drug products. These include:

●
Compliance with the EU’s stringent pharmacovigilance and safety reporting rules, pursuant to which inter alia post-authorization studies and additional monitoring obligations can be imposed, must be ensured.

●
The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the European Commission’s cGMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity.

●
The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs, cooperation with healthcare professionals and advertising of drugs directed to the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU member state laws.

For other countries outside of the EU/EEA, such as the United Kingdom (UK), countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement may vary from country to country. In all cases  the clinical studies are conducted in accordance with applicable local regulatory requirements and GCP, and the ethical principles that have their origin in the Declaration of Helsinki.

The UK formally left the EU on January 31, 2020 and the withdrawal from the EU became fully effective by December 31, 2020. The UK now has the status of a third country with regard to the EU and EU law has mostly ceased to apply directly in the UK; the regulatory framework in Northern Ireland is partly characterized by a coexistence of EU and UK laws. The UK has adopted standalone medicines regulations. Under the Medicines and Medical Devices Act 2021, UK law diverged from the EU legislative regime for medicines, their research, clinical trials, development and commercialization.

Coverage and reimbursement

In the U.S., sales of OcuRing, PRF-110 and any future candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any drug candidates that we develop will be made on a payor-by-payor basis. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of our drug candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

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

In the EU, pricing and reimbursement schemes vary widely from member state to member state. Some countries provide that products may be marketed only after a reimbursement price has been agreed with the competent public body at regional or state level. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. EU member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of statutory discounts on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of products with new active pharmaceutical ingredients. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

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

The HTA Regulation entered into force on 11 January 2022 and applies from 12 January 2025. As of 2026, JCAs apply on a phased basis to certain centrally authorized medicines, initially including new oncology medicines (new active substances) and advanced therapy medicinal products (ATMPs), with later expansion to orphan medicines (from 13 January 2028) and other covered medicinal products (from 13 January 2030), subject to possible earlier inclusion by Commission implementing act in specified circumstances.

For in-scope products, the HTA Regulation may affect market access planning by adding EU-level HTA evidence submission and coordination requirements while not replacing country-specific national HTA and reimbursement processes.

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

The U.S. laws that may affect our ability to operate, among others, include: the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; certain state laws governing the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; the Civil Monetary Penalty Act of 1981 imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health care program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal health care beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

In particular, strict restrictions apply with regard to data protection in the EU. The EU General Regulation on Data Protection, Regulation 2016/679 (GDPR) has become applicable on May 25, 2018. The GDPR is an EU regulation and does not have to be implemented into member states’ national law, but applies directly in all member states. It applies to companies with an establishment in the European Economic Area (EEA) that includes the 27 member states of the EU and Norway, Iceland and Liechtenstein. Furthermore, the GDPR applies to companies not located in the EEA but processing personal data of individuals located in the EEA (e.g., through online business). The GDPR implements stringent operational requirements for controllers of personal data, including, for example, obligations to justify the collection, use and other processing of personal data (e.g., based on the individual’s consent), to notify the individuals concerned about data processing activities, to protect all processed personal data through appropriate technical and organizational measures, and to implement a data protection compliance management. Furthermore, the GDPR defines high data security and compliance standards for the transfer of personal data to third countries, including the U.S. The operational requirements under the GDPR are even stricter in case of sensitive personal data, such as health or genetic data, that typically have to be stored in a pseudonymized (i.e., key-coded) manner. The GDPR provides that EU member states may in certain areas deviate from GDPR standards which results in varying laws and regulations at member states level. The applicable data protection laws in the EEA may limit our ability to share and otherwise process personal data. If our business does not comply with the GDPR, we may be subject to severe administrative fines (under the GDPR, in the amount of up to 4 % of the total worldwide annual turnover of our preceding financial year) and suffer significant loss of reputation.

The GDPR continues to form part of law in the UK with some amendments following the United UK’s exit from the European Union on December 31, 2020 although there is a risk of divergence in the future which may increase our overall data protection compliance cost.

DeepSolar AI Analytics Software Business

Assets Acquisition Agreement

On February 17, 2025, we entered into an assets  acquisition agreement with Blade Ranger Ltd., or BladeRanger, an Israeli technology company established on December 3, 2015, specializing in innovative solutions to optimize the efficiency and profitability of photovoltaic (PV) solar panels, pursuant to which we acquired 100% of the business activities, software, and knowledge base associated with DeepSolar technology. The transaction closed on March 5, 2025.

As a result of the assets acquisition, we received all rights, title and interest in certain (i) agreements, (ii) intellectual property, (iii) accounts receivable, (iv) equipment, (v) DeepSolar’s reputation and customer relations associated with their business, (vi) the “My DeepSolar” application and technology, and (vii) all rights, title and interest in, to or arising from any of the foregoing assets, properties and rights (whether real, personal or mixed, tangible or intangible, wherever located), each as set forth or defined in the Agreement (collectively, the “Acquired Assets”). In consideration of the acquisition we issued to BladeRanger 178,769 of our ordinary shares, representing 9.9% of the Company’s issued and outstanding share capital (after such issuance) and a pre-funded warrant to purchase 223,792 ordinary shares. After the increase of our share capital at our shareholders’ meeting scheduled for April 10, 2025, we will issue the remaining securities to BladeRanger, which include (1) a pre-funded milestone warrant to purchase 470,463 ordinary shares, (2) warrant-A to purchase 1,087,565 ordinary shares, and (3) warrant-B to purchase 1,087,565 ordinary shares. In addition, certain employees of BladeRanger entered into employment agreements with us.

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

On May 7, 2025, we announced the launch of a strategic pilot program with Econergy Renewable Energy Ltd., a leading European independent power producer (IPP). The pilot will be conducted at Econergy’s 92-megawatt (MW) photovoltaic plant in Parau, Romania—one of the country’s largest operational solar projects. Following the successful completion of the pilot, the we expect to expand DeepSolar’s footprint across Econergy’s portfolio, applying the software to additional solar plants and unlocking performance and efficiency benefits across the entire fleet. For DeepSolar, the full utilization of the Econergy operation may reach 1 Gigawatt.

On August 19, 2025, DeepSolar was accepted into the NVIDIA Connect Program, which is a development track for independent software vendors building transformative AI-based solutions. Participation in the program provides DeepSolar with access to NVIDIA’s industry-leading AI frameworks, development tools, and engineering support. This future collaboration will support efforts to advance DeepSolar Predict, the company’s solar forecasting solution designed specifically for photovoltaic (PV) systems.

On November 12, 2025, we announced the development of our propriety automated reporting engine for DeepSolar, which is aimed at reducing manual effort and producing tailored reports according to the customers’ needs.  Once completed, it will automatically consolidate and interpret data from diverse sources, delivering customized, insight-rich reports within minutes. The platform will allow users to define the depth of analysis, visualization style, and reporting frequency to meet operational, managerial, and investor needs—all seamlessly integrated within DeepSolar’s advanced AI analytics framework.

On January 5, 2026, we announced that DeepSolar launched Smart TDD, an advanced solar Technical Due Diligence (TDD) service designed to provide faster, more accurate, and more comprehensive assessments of solar asset performance and risk. The newly enhanced service expands DeepSolar’s audit capabilities to support independent power producers (IPPs), infrastructure funds, operators, lenders, and insurers at every major lifecycle milestone of a solar asset.

Smart TDD is engineered to address the longstanding shortcomings of conventional TDD by combining four key elements:

•	Complete data coverage: auditing 100% of components and operational history, not just sampling at one time point;
•	Advanced diagnostics: fusing AI-driven analytics with physics-based modeling and expert engineering review;
•	Actionable output: clearly prioritized findings organized by financial impact and severity; and
•	Fast turnaround: preliminary results delivered within days of data upload, reducing deal friction.

With these capabilities, Smart TDD supports all major checkpoints in a solar plant’s life:

•	Commissioning: verify build quality and confirm compliance with acceptance criteria;
•	Warranty expiry: identify hidden defects and potential claims before constructor coverage ends;
•	Underperformance: diagnose and address the sources of revenue loss; and
•	Asset acquisition: provide buyers and financiers with a clear, detailed, fast, and independent picture of asset condition.

In 2026, our DeepSolar TDD segment is continuing to grow. We established commercial due diligence engagements with an international energy company with a utility-scale solar power plant in Israel. The operation involves the application of DeepSolar’s Smart TDD analytics to support a structured, independent technical review of the solar asset.

On March 16, 2026, we entered into an agreement with Blade Ranger Ltd., pursuant to which Blade Ranger will identify and introduce potential business prospects for collaboration with DeepSolar.

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

Collect
Normalize
Correlate
Diagnose
Automatic collection
(field data & metadata)
Reduce effect
of weather changes
(noise reduction)
Electrical Physical
models
AI engine diagnoses
root cause

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

Daily
$,%
1
Subscription
2
Data acquisition
3
AI training
4
Insights & action items
5
Increase yield

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

For example, the General Data Protection Regulation, or GDPR, which took effect on May 25, 2018, enhances data protection obligations for entities that process personal data about individuals, including obligations to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to the greater of €20 million or 4% of global annual revenue. In addition, the California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation. Further, we are subject to the Israeli Privacy Protection Law of 1981, as amended and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, In August 2025, Amendment No. 13 to the Israeli Privacy Protection Law became effective, significantly expanding the Israeli data protection framework and aligning it more closely with the GDPR. Among other things, Amendment No. 13 broadens the definitions of personal data and sensitive data, enhances the enforcement powers of the Israeli Privacy Protection Authority, introduces substantial administrative fines for violations, and imposes new obligations relating to data protection officers, data processing practices, and breach notification. Failure to comply with the Israeli Privacy Protection Law, as amended, may expose us to administrative fines, civil claims (including class actions and statutory damages), and in certain cases criminal liability. Given the breadth and depth of changes in data protection obligations, meeting the requirements of GDPR and other applicable laws and regulations has required significant time and resources, including a review of our technology and systems currently in use against the requirements of GDPR and other applicable laws and regulations. We have taken various steps to prepare for complying with GDPR and other applicable laws and regulations however there can be no assurance that these steps are sufficient to assure compliance. Further, additional EU laws and regulations (and member states’ implementations thereof) further govern the protection of individuals and of electronic communications. If our efforts to comply with GDPR or other applicable laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to use personal data of individuals could be significantly impaired.

Legal proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and, are not aware of any pending or threatened material legal or administrative proceedings against us.

Employees

As of December 31, 2025, we had six full-time employees and one part time employees engaged in research and development, operations, and administration.

We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including drug product manufacture and quality assurance.

C.	Organizational Structure

 Our subsidiaries and the countries of their incorporation are as follows:

Name	Jurisdiction of Incorporation
LayerBio, Inc.	Delaware, U.S.

D.	Property, Plant and Equipment

We have facilities in Tel Aviv, Israel. Our Tel Aviv facilities consist of approximately 2,300 square feet of office space under a lease that expires on August 22, 2026. The annual cost of the lease and management services cost is approximately $72,000. We believe that our existing facilities are adequate for our current needs; however, we may require additional space and facilities as our business expands.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.-Risk Factors” and elsewhere in this Annual Report in Form 20-F.

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

On February 3, 2026, we effected a 1-for-5 reverse share split of our authorized ordinary shares, no par value per share, including our issued and outstanding ordinary shares. February 6, 2026 was the first date when our ordinary shares began trading on Nasdaq after implementation of that reverse split.

Unless otherwise indicated herein, all share and per share data presented in this annual report have been retroactively adjusted to reflect the aforementioned share splits for all periods presented, including comparative prior-period amounts.

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

Since our inception in November 2007, we have devoted substantially all of our efforts to organizing and planning our business, building our management and technical team, developing our proprietary product candidates, and raising capital.

We have never generated any significant revenue and have funded our business primarily through the sale of our capital share and issuance of convertible loans.

During the year ended December 31, 2025, we raised gross proceeds of $4.0 million (net proceeds, after deduction of issuance costs, were $3.8 million) under our ATM program.

As of December 31, 2025, 2024 and 2023, we had approximately $4.1 million, $4.3 million, and $8.0 million in cash and cash equivalents (including short term deposits), respectively. We recorded net losses of $4.8 million, $14.6  million, and $9.3 million for the years ended December 31, 2025, 2024 and 2023, respectively, and had negative operating cash outflows of $4.0, $12.6 and $6.7 for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had an accumulated deficit of approximately $61.3 million.

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

Financial Operations Overview

Revenue

We have not generated any significant revenue and with respect to our drug development do not expect to generate any revenue unless or until we obtain regulatory approval and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments. We expect to generate significant revenue in the future from the commercialization of the DeepSolar technology.

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

A.	Operating Results

The table below provides our results of operations for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023
	(US$ thousands)
Statements of comprehensive loss data:
Revenues	(17)	-	-
Cost of sales (exclusive of items shown separately below)	70	-	-
Selling and marketing expenses	163	-	-
Amortization of intangible assets	759	-	-
Research and development	1,136	11,705	6,035
General and administrative	3,011	2,968	3,549
Total operating loss	5,122	14,673	9,584
financial (income) expenses, net	(108)	(93	(248)
Loss before taxes	5,014	14,580	9,336
Income tax expense	8	8	8
Comprehensive loss	5,022	14,488	9,344
Comprehensive loss attributable to non-controlling interests	(184)	-	-
Comprehensive loss attributable to shareholders of the Company	4,838	14,588	9,344

Operating Expenses

Research and development expenses.

Research and development expenses were $1.1 million for the year ended December 31, 2025, compared to $11.7 million for the year ended December 31, 2024, a decrease of $10.6 million or 90.6%. The decrease in research and development expenses during 2025 period is primarily due to extensive clinical trial cost in 2024. This decrease was partially offset by additional research and development expenses incurred in 2025 in connection with the activities of LayerBio, Inc., our subsidiary, which was acquired during the year ended December 31, 2025.

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

General and administrative expenses.

General and administrative expenses were approximately $3.0 million for the year ended December 31, 2025 and 2024. Additional general and administrative expenses incurred in 2025 in connection with the activities of LayerBio, our subsidiary acquired during the year ended December 31, 2025, were offset by decreases in insurance costs and other general and administrative expenses.

General and administrative expenses were approximately $3.0 million for the year ended December 31, 2024, compared to approximately $3.6 million for the year ended December 31, 2023, a decrease of approximately $0.6 million, or 16.7%. The decrease in general and administrative expenses is primarily due to decrease in insurance costs and share based compensation expenses.

Financial income (expenses).

Financial income were $108,000 for the year ended December 31, 2025, compared to financial income of approximately $93,000 for the year ended December 31, 2024, an increase of approximately $15,000 or 16.1%. The increase was primarily due to higher average deposits balances during 2025.

Financial income were $93,000 for the year ended December 31, 2024, compared to financial income of approximately $248,000 for the year ended December 31, 2023, a decrease of approximately $155,000 or 62.5%. The decrease was primarily due to a decrease of cash in 2024.

Net loss.

Net loss for the year ended December 31, 2025 was approximately $4.8 million, compared to a net loss of approximately $14.6 million for the year ended December 31, 2024, a decrease of approximately $9.8 million or 67.1%, due to the factors discussed above.

Net loss for the year ended December 31, 2024 was approximately $14.6 million, compared to a net loss of approximately $9.3 million for the year ended December 31, 2023, an increase of approximately $5.3 million or 57.0%, due to the factors discussed above.

Foreign Private Issuer Status

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

●
the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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

Substantial Doubt About Ability to Continue as a Going Concern

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, and capital raising activities. We are still in our development stage with respect to our development of our product candidates and have not yet generated significant revenues. Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives.

We have incurred significant losses and negative cash flows from operations since our inception. For the years ended December 31, 2025 and 2024, we incurred losses of $4.8 million and $14.6 million, respectively, and had negative operating cash outflows of $4.0 million and $12.6 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of approximately $61.3 million. We have funded our operations to date primarily through equity financings and, as of December 31, 2025, we had cash and cash equivalents (including short term deposits and restricted cash) of approximately $4.1 million and a positive working capital of approximately $1.9 million.

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product candidates and the DeepSolar solution, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty. As a result, we will be required to raise additional capital in the future to support our operations. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

These factors raise substantial doubt on our ability to continue to operate as a going concern. The consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Overview

To date, we have funded our operations primarily through proceeds from our public offerings, warrant exercises and private placements. As of December 31, 2025, we had an accumulated deficit of approximately $61.3 million cash and cash equivalents (including short term deposits and restricted cash) of approximately $4.1 million and a positive working capital of approximately $1.9 million.

On February 17, 2025, we entered into a business acquisition agreement, or the BladeRanger Transaction, with Blade Ranger Ltd., or BladeRanger, an Israeli technology company established on December 3, 2015, specializing in innovative solutions to optimize the efficiency and profitability of photovoltaic (PV) solar panels, pursuant to which we acquired 100% of the business activities, software, and knowledge base associated with DeepSolar technology. The transaction closed on March 5, 2025. In consideration of the acquisition we issued to BladeRanger the 35,754 Shares, representing 9.9% of the Company’s issued and outstanding share capital (after such issuance) and the 44,759 Pre Funded Regular Warrants,) the 137,000 Pre Funded Milestone Warrants, the 217,513 Milestone Warrant A, and the 217,513 Milestone Warrant B. In addition, certain employees of BladeRanger entered into employment agreements with us.

Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of manufacturing clinical trial and commercial quantities of our product candidates;

●	the scope, progress, results and costs of our current and future clinical trials of OcuRing™-K and potentially PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of our product candidates;

●
the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for our product candidates on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●
the costs and timing of future commercialization activities, including sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the cost to continue the development of the DeepSolar technology to develop a wider portfolio of solutions;

●	the cost of establishing a sales, marketing, and technical support infrastructure to support the ramp up of the DeepSolar solution;

●	the amount of revenue, if any, received from commercial sales of our product candidates, should it receive marketing approval, or from DeepSolar solution;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

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

As of December 31, 2025, we had the following contractual obligations, as defined in the rules and regulations of the SEC.

	Payments due by period
	(US$ thousands)
	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total
Obligations under master clinical research agreements(1)	1,730	-	-	-	1,730

(1) Consists all payments (including pass-through payments) master clinical research organization agreement (also refer to “D. Risk Factors, Risks Related to Our Drug Development and Business”).

Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

	Years ended December 31,
	(US$ thousands)
	2025	2024	2023
Net cash used in operating activities	(3,955)	(12,621)	(6,679)
Net cash provided by (used in) investing activities	(982)	(13)	5,991
Net cash provided by financing activities	3,818	8,863	4,616
Effect of Exchange rate changes on cash, cash equivalents and restricted cash	(2)	6	2
(Decrease) Increase in cash and cash equivalents and restricted cash	(1,121)	(3,765)	3,930
Cash and cash equivalents and restricted cash, at the beginning of the year	4,271	8,036	4,106
Cash and cash equivalents and restricted cash, at the end of the year	3,150	4,271	8,036

Net cash used in operating activities

For the years ended December 31, 2025 and 2024, net cash used in operating activities was approximately $4.0 million, and $12.6 million, respectively. A decrease of $8.7 million. The decrease was mainly due to a decrease of payments for clinical trials and manufacturing.

For the years ended December 31, 2024 and 2023, net cash used in operating activities was approximately $12.6 million, and $6.7 million, respectively. An increase of $5.9 million. The increase was mainly due to an increase of payments for clinical trials and manufacturing.

Net cash used in investing activities

For the years ended December 31, 2025, the net cash used by investing activities was approximately $982  and net cash provided from investing activities was $13,000 in the year ended December 31, 2024. An increase of $969. The increase during the year ended December 31, 2025 was mainly due to investing in short term deposits.

For the years ended December 31, 2024, the net cash used by investing activities was approximately $13,000 and net cash provided from investing activities was $6.0 million in the year ended December 31, 2023. The change during the year ended December 31, 2024 was mainly due to proceeds from short term deposits in 2023.

Net cash provided by financing activities

For the year ended December 31, 2025, net cash provided by financing activities was approximately $3.8 million. For the year ended December 31, 2024 we had $8.9 million provided by financing activities. The decrease in net cash provided by financing activities was mainly due to lower proceeds from issuance of shares and exercise of warrants in 2025.

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

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our products, including DeepSolar, OcuRing™-K and PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty. As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Estimates Related to the assets acquisition

The accounting for the BladeRanger transaction required significant management judgment and the use of estimates. The Company concluded that the acquired set of assets and activities did not meet the definition of a business under ASC 805 and therefore accounted for the transaction as an asset acquisition under ASC 805-50. The transaction also required significant estimates in determining the fair value of the consideration transferred and in allocating the purchase price to the acquired assets. These estimates included the valuation of the equity instruments issued as consideration using option pricing models and the valuation of the acquired intangible asset.

Business combinations

The accounting for business combinations requires management to make significant estimates and assumptions in determining the fair value of assets acquired, liabilities assumed, non-controlling interests, identifiable intangible assets and goodwill as of the acquisition date. In performing these valuations, we rely on valuation analyses, including purchase price allocation reports, and use assumptions that management believes are reasonable under the circumstances. These assumptions may include, among others, projected future operating results and cash flows, discount rates, market participant assumptions. Changes in these assumptions or estimates may materially affect the amounts recorded in our consolidated financial statements and our results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 15, 2026. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 65 Yigal Alon St., Tel Aviv 6744316 Israel.

Name	Age	Position
Senior Management
Efi Cohen-Arazi(7)	71	Interim Chief Executive Officer and Director
Dr. Ehud Geller(5)	79	Executive Chairman of the Board and Director
Eyal Broder	55	Chief Financial Officer
Dr. Sigal Aviel	62	Chief Operating Officer

Non-Employee Director

Asaf Shavit(1)(2)(6)	65	Director
Dr. Ellen S. Baron(1) (2) (3)(4)	73	External Director
Augustine Lawlor(1) (2) (3)(4)	70	External Director
__________

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director under Israeli Law
(4)	Independent Director under the Nasdaq Listing Rules
(5)	Class I Director
(6)	Class II Director
(7)	Class III Director

Senior Management

Efi Cohen-Arazi has served as a director of the company since 2020 and as our Interim Chief Executive Officer since March 2026. Mr. Arazi was the Co-Founder & CEO of Rainbow Medical, Israel’s leading medical device innovation house since 2008. From 2004 to 2006 Mr. Cohen Arazi served as the CEO and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen Arazi served as a board director for numerous biotech/medtech companies since 2005. Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen where he served as VP and General Manager of the TO site in California. Mr. Cohen Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi graduated summa cum laude with a M.Sc. degree from the Hebrew University of Jerusalem, Israel.

Dr. Ehud Geller has been the Chairman of our Board of Directors since November 2008, and was our Interim Chief Executive Officer from June 2024 until March 2026. Since 1995, he has been the General Partner of Medica Venture Partners and since 2022, he has served as the Chairman of the Board of Directors and Chief Executive Officer of Regentis Biomaterials Ltd. Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries (NYSE:TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of Ikapharm Ltd. He served as the President and CEO of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange (TASE). Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in pharmaceutical/chemical engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners. Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis.

Eyal Broder has served as our Chief Financial Officer since October 2024. Previously, Mr. Broder served as our Finance Director from February 2023 until October 2024. Previously, Mr. Broder served as Chief Financial Officer at several industry-leading companies, including Inomize, Tradenet Group, Elbit Imaging India and Director of Finance at Koor Industries Ltd. Mr. Broder holds a BA in Accounting and Economics and an MBA in Business Management, both from Tel Aviv University.

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

Non-Employee Directors

Asaf Shavit has served as a director of the Company since September 2025. Mr. Shavit has more than 35 years of experience providing audit, tax and financial advisory services to public and private companies, including public corporations and subsidiaries of foreign entities. His areas of expertise include audits of consolidated financial statements, budget planning and control, taxation, mergers and acquisitions, corporate liquidations, valuations, and complex cross-border and capital markets transactions. He currently serves as Managing Partner at Moalem-Shavit & Co., Certified Public Accountants, since 1995, where he leads a team of more than 14 professionals. Mr. Shavit holds a B.A. in Accounting, Economics and Business Management and an M.B.A. in Business Management with a concentration in Finance and Banking. He is also a Certified Public Accountant.

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

Compensation of Senior Management and Directors

Aggregate Executive Compensation

The following table presents in the aggregate all compensation paid or accrued to and benefits-in-kind granted to or accrued to all of our senior management and directors as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses	Pension, retirement and similar benefits	Value of Options Granted(1)
	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
All senior management and directors as a group, consisting of 8 persons	1,141	128	408

(1)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2025. Assumptions and key variables used in the calculation of such amounts are discussed in Note 8 of our consolidated financial statements.

Individual Compensation of Covered Executives The table and summary below outline the compensation granted to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2025 as required by the Companies Law. The Companies Law defines the term “office holder” of a company to include the chief executive officer (referred to in the Companies Law as the general manager), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

Name and Position(1)	Salary	Social Benefits (2)	Bonuses	Value of Options Granted (3)	All Other Compensation(4)	Total
	(in thousands of U.S. dollars)
Ehud Geller, Interim Chief Executive Officer and Chairman	27	-	-	367	270	664
Sigal Aviel Chief Operating Officer	284	57	-	13	-	354
Eyal Broder, Chief Financial Officer	282	71	-	9	-	362
Eli Hazum (5) Former Chief Technology Officer				14	69	83

(1)	Mr. Geller and Dr. Hazum were employed on a part-time basis during 2025. Mr. Aviel and Mr. Broder were employed on a full time basis during 2025.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds, vacation pay and recuperation pay as mandated by Israeli law.
(3)
Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2024. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 of our consolidated financial statements.

(4)	“All Other Compensation” includes chairman of the board of directors’ annual fee and directors’ consulting related fees.
(5)	Effective September 30, 2025, Professor Eli Hazum resigned.

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

Employment Agreement with Eyal Broder: On February 1, 2023, we entered into an employment agreement with Eyal Broder, pursuant to which Mr. Broder will begin serving as our Chief Financial Officer, Mr. Broder current gross monthly salary is NIS 61,000. Mr. Broder is entitled to an allocation to a manager’s insurance policy equivalent to an amount up to 5% of his gross monthly salary, up to 2.5% of his gross monthly salary for disability insurance and 7.5% of her gross monthly salary for a study fund. The foregoing amounts are paid by us. 6% percent of his gross monthly salary is deducted for the manager’s insurance policy and 2.5% is deducted for the study fund. Mr. Broder is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and use of a mobile phone.

Mr. Broder is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 15, 2026, we have granted him options to purchase 2,180 ordinary shares.

The term of Mr. Broder’s employment agreement is indefinite, unless earlier terminated for cause by either party, upon the death, disability or retirement age, or without cause by either party, subject to 60 days’ advanced notice. Furthermore, a standard twelve (12) months after termination non-competition clause is included in the Agreement.

Consulting Agreement with Eli Hazum. On April 1, 2018, we entered into a consultancy agreement with Prof. Hazum under which he was engaged to serve as our CEO on a 3 days per week basis. In December 2019, he was appointed as our Chief Technology Officer and efffective September 30, 2025, Professor Eli Hazum resigned. In consideration for his services, Prof. Hazum was entitled to a monthly fee of $12,000. The engagement was terminable upon 60 days’ prior written notice by either party.

Mr. Hazum was also entitled to receive options exercisable into our ordinary shares from time to time. As of March 15, 2026, all his options expired after his resignation.

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

Ms. Aviel is also entitled to receive options exercisable into our ordinary shares from time to time. As of March 15, 2026, we have granted Ms. Aviel options to purchase 3,759 ordinary shares.

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

On July 6, 2020, our shareholders approved a yearly payment of $150,000.00 to Dr. Ehud Geller in consideration of his services, payable quarterly, for his services as Chairman of our Board of Directors. In connection with Dr. Geller’s service as our Interim Chief Executive Officer in 2025, he was awarded an additional $150,000 for total yearly compensation of $300,000.

Dr. Ehud Geller is also entitled to receive options to purchase our ordinary shares from time to time. As of March 15, 2026, we have granted Dr. Ehud Geller options to purchase 21,916 ordinary shares.

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

Board of Directors

Our amended and restated articles of association provide that we may have between five and eight directors, including directors who serve as external directors under the Companies Law. Our board of directors currently consists of six directors. Other than our external directors, (who are elected and serve in office in strict accordance with the provisions of the Companies Law), our directors are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, designated as Class I, Class II and Class III. Each class of directors serves a three-year term, with the terms staggered so that approximately one-third of the directors are elected each year. Notwithstanding the foregoing, our amended and restated articles of association provide that Article 30(b) of our articles of association (concerning the classified board) may only be amended, replaced or suspended by a resolution adopted at a general meeting by a majority of 65% of the voting power represented at the general meeting in person or by proxy and voting thereon..

Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors up for election or re-election, subject to the special approval requirements for external directors.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is not less than the minimum number specified in our amended and restated articles of association. If the number of serving directors is lower than such minimum number, then our board of directors may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to our amended and restated articles of association, or in order to call a general meeting of our shareholders for the purpose of electing directors to fill any vacancies. The board of directors is entitled at any time and from time to time to appoint any person as a director, provided that the number of directors does not exceed the maximum number specified above. A director who is so appointed shall serve insofar as his or her office is not vacated in accordance with the provisions of our amended and restated articles of association.

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

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and consolidated financial statements. He or she must be able to thoroughly comprehend the consolidated financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least two directors with the requisite financial and accounting expertise. The board of directors has determined that Mr. Lawlor, Dr. Baron and Dr. Ehud Geller have the requisite financial and accounting expertise.

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

Committees of the Board of Directors

Audit Committee

Our audit committee currently consists of three (3) persons. The current members of the audit committee are Asi Shavit, Dr. Ellen Baron and Augustine Lawlor. Mr. Lawlor serves as chairman of the committee. Our board of directors has determined that Mr. Lawlor is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Marketplace Rules.

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

●
overseeing the accounting and financial reporting processes of the Company and audits of our consolidated financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly consolidated financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the consolidated financial statements;

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

Compensation Committee and Compensation Policy

The members of our compensation committee are Asi Shavit, Dr. Ellen Baron and Augustine Lawlor. Asi Shavit serves as chairperson of the committee.

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

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

2019 PainReform Option Plan

We adopted our 2019 PainReform Option Plan, or the 2019 Plan, on July 2, 2019 and it is scheduled to expire on July 1, 2029. The 2019 Plan provides for the grant of options to our directors, officers, employees, consultants, advisers, and service providers.. As of March 15, 2026, options to purchase 43,551 ordinary shares were outstanding with a weighted average exercise price of $42.36 per share, and options to purchase 36,449 ordinary shares were available for future issuance. Of such outstanding options, options to purchase 27,786 ordinary shares were vested as of March 15, 2026, with a weighted average exercise price of $59.27 per share.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the PRF-technologies Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2026 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 26, 2026. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Owned**
Senior Management and Directors
Dr. Ehud Geller(1)	21,916	2.5%
Eyal Broder (2)	1,103	*
Dr. Sigal Aviel(3)	2,009	*
Asaf Shavit (4)	500	*
Ellen S. Baron(5)	233	*
Augustine Lawlor(6)	233	*
Efi Cohen-Arazi(7)	1,604	*
All senior management and directors as a group (7 persons)	27,598	3.2%
More than 5% Shareholders
Bladeranger Ltd (8)	52,689	5.9%

*	Less than 1%

**	Based on 844,551 ordinary shares outstanding.

(1)	Consists of options to purchase 21,916 ordinary shares that are exercisable at an average exercise price of $19.1 per share and expiring up to February 20, 2035.

(2)
Consists of options to purchase (i) 180 ordinary shares exercisable at $30.0 per share and expiring on October 10, 2034, and (ii) options to purchase 833 ordinary shares exercisable at $15.75 per share and expiring on February 20, 2035. Does not include options to purchase 1,167 ordinary shares exercisable at $15.75 per share and expiring on February 20, 2035, that vest in more than 60 days from March 26, 2025.

(3)
Consists of options to purchase (i) 43 ordinary shares exercisable at $288.0 per share and expiring on May 23, 2029, (ii) 104 ordinary shares exercisable at $684.0 expiring on November 23, 2032, (iii) 612 ordinary shares exercisable at $30.0 expiring on November 23, 2032, and (ii) 1,250 ordinary shares exercisable at $15.75 expiring on February 20, 2035. Does not include options to purchase 1,750 ordinary shares exercisable at $15.75 per share and expiring on February 20, 2035, that vest in more than 60 days from March 26, 2025.

(4)
Consists of options to purchase 500 ordinary shares exercisable at $5.55 per share and expiring on November 24, 2035. Does not include options to purchase 2,500 ordinary shares exercisable at $5.55 per share and expiring on November 24, 2035, that vest in more than 60 days from March 26, 2025

(5)
Consists of options to purchase 50 ordinary shares exercisable at $5,400.0 per share and expiring on February 23, 2031 and options to purchase 183 ordinary shares exercisable at $30.0 per share and expiring on July 18, 2034.

(6)
Consists of options to purchase 50 ordinary shares exercisable at $5,400.0 per share and expiring on February 23, 2031 and options to purchase 183 ordinary shares exercisable at $30.0 per share and expiring on July 18, 2034.

(7)
Consists of options to purchase (i) 50 ordinary shares exercisable at $5,400 per share and expiring on February 23, 2031, (ii) options to purchase 183 ordinary shares exercisable at $30.0 per share and expiring on July 18, 2034, (iii) 150 ordinary shares exercisable at $706.8 per share and expiring on June 8, 2033, and (iv) 1,250 ordinary shares exercisable at $15.75 expiring on February 20, 2035. Does not include options to purchase 1,750 ordinary shares exercisable at $15.75 per share and expiring on February 20, 2035, that vest in more than 60 days from March 26, 2025.

(8)
The securities are directly held by BladeRanger, an Israeli public company. Consists of 52,689 ordinary shares .  BladeRanger’s holdings is subject to a beneficial ownership limitation of 9.99%, which such limitation restricts the holder from exercising that portion of the warrant that would result in the shareholder and its affiliates owning, after exercise, a number of shares in excess of the beneficial ownership limitation. The address of BladeRanger is 1 Hayasmin St., Ramat-Efal, Israel. See also “Item 4.B. Business Overview - DeepSolar AI Analytics Software Business – Business Acquisition Agreement.”

Record Holders

As of March 15, 2026, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 6 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 99.7% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 99.7% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

Except as set forth in our SEC reports, to our knowledge, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023. other than the below:

Zori Medica III, an entity which beneficially owned approximately 0.33% of our ordinary shares as of February 28, 2026, closed its fund on March 1, 2026 and distributed the ordinary shares held by the fund on a pro rata basis to the members of the fund. Dr. Ehud Geller, our Executive Chairman, is the general partner of Zora Medica III.

B.	Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2025.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from third parties. See “Item 6.C. Board Practices-Approval of Related Party Transactions under Israeli Law.”

Relationships and Transactions with Related Parties

DeepSolar Acquisition

As a result of the acquisition of the DeepSolar technology from BladeRanger, BladeRanger became a more than 5% beneficial ownership of our ordinary shares. See “Item 4.B. Business Overview - DeepSolar AI Analytics Software Business - Business Acquisition Agreement” for a summary of the transaction.

In addition, on March 16, 2026, we entered into an agreement with BladeRanger pursuant to which Blade Ranger will identify and introduce potential business prospects to us for the purpose of exploring commercial collaborations for DeepSolar, the Company’s solar energy business unit focused on next-generation AI-driven solar analytics. As consideration for its services, BladeRanger may receive warrants to purchase 100,000 restricted ordinary shares of the Company for each of up to three prospects introduced by Blade Ranger, to the extent such prospects enter into a definitive binding agreements with the Company, on terms acceptable to the Company, for the Company’s DeepSolar product covering a minimum scope of at least 150 megawatts, for an aggregate maximum of 300,000 ordinary shares issuable upon exercise of the warrants. The warrants will be exercisable at an exercise price of $0.01 per warrant share, subject to adjustment as provided therein, and will have a term of 12 months from the applicable issuance date. We agreed, upon written request from BladeRanger, to file a registration statement registering for resale of the warrant shares. BladeRanger is required to reimburse 50% of the expenses incurred by us in connection with the preparation, filing, and effectiveness of such registration statement.

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

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our consolidated financial statements included in this Annual Report on Form 20-F.

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

Distributions on ordinary shares

As noted above, we have no current plans to pay dividends However, subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” U.S. Holders are required to include in gross income the amount of any distribution paid on ordinary shares to the extent the distribution is paid out of our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders. A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the Nasdaq Capital Market). As discussed below under the heading “Passive Foreign Investment Company Consequences,” we believe that we were not a PFIC for U.S. federal income tax purposes for our 2025 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be or not be a PFIC in 2026 or any other year. In addition, a non-corporate U.S. Holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if certain holding period and other requirements are not met. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2025 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be or not be a PFIC in the 2026 taxable year or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

Notwithstanding the default PFIC rules described in the preceding paragraphs, certain elections may be available that would result in alternative tax consequences; i.e., the “qualified electing fund” or “QEF” election and the “mark to market” election. If a U.S. Holder makes a timely and valid mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss resulting from the mark-to-market election. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election and any loss in excess of such amount will be treated as capital loss). The mark-to-market election is available only if we are a PFIC and the ordinary shares are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. The ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (i) a U.S. securities exchange that is registered with the Securities and Exchange Commission, (ii) the U.S. market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (iii) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements. No assurance can be given that the ordinary shares will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election is expected to be available to a U.S. Holder. A mark-to-market election will not apply to ordinary shares held by a U.S. Holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Such election will not apply to any lower-tier PFIC that we own. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to the ordinary shares.

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

Tax Reporting

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with these reporting requirements. Each U.S. Holder is urged to consult with its own tax advisor regarding these reporting obligations.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Liquidity risk

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product candidates and our solar operation activities reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, based on our current cash position and projected operating requirements, there is uncertainty regarding our ability to meet our financial obligations for at least the next 12 months. While our management is actively exploring various financing and strategic alternatives, there can be no assurance that such measures will be successful in alleviating this uncertainty. As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on such evaluation, those officers have concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective due to the material weakness described below.

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

Based on that evaluation, our management has concluded that due to the small-scale nature of our company, we currently do not have sufficient finance staff to provide for effective control over our period-end financial reporting process. As of the date of this annual report on Form 20-F, we have not remediated this material weakness. Therefore, our management has concluded that our disclosure controls and procedures were ineffective due to the material weakness as of December 31, 2025 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness in internal control over financial reporting.

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

Material weakness in internal control over financial reporting

We identified a material weakness in our internal control over financial reporting in the financial year ended December 31, 2025. Specifically, we determined that due to the small-scale nature of our company, we currently do not have sufficient finance staff to provide for effective oversight over our period-end financial reporting process and we have an incomplete segregation of duties. We concluded that the material weakness in our internal control over financial reporting occurs because we do not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

In order to remediate the material weakness, we plan to hire additional accounting and finance personnel with public company experience or to provide the necessary training for such new hires without public company experience. We cannot assure you the measures we are taking to remediate the material weakness will be sufficient or that they will prevent future material weakness. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our consolidated financial statements for prior periods. In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of our ordinary shares and warrants.

For more information, see “Item 1A. Risk Factors - Risks Related to Ownership of Our Ordinary Shares - We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable laws and regulations could be impaired.”

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for non-accelerated filers provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that one member of our audit committee, Augustine Lawlor, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics is posted on our website at www.prf-tech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On December 9, 2021, Kesselman & Kesselman, was appointed as our principal independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, or Kesselman & Kesselman.

The following table provides information regarding fees paid or to be paid by us to Kesselman & Kesselman, for all services, including audit services, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
(USD in thousands)
Audit fees (1)	125	120
Audit-related fees(2)	34	83
Tax fees	-	-
All other fees	-	-
Total	159	203

(1)
The audit fees for the years ended December 31, 2025 and 2024 include professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our interim consolidated financial statements, statutory audits of the Company.

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

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq Capital Market, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic issuers.

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

4.6
Form of Securities Purchase Agreement, dated as of July 12, 2023, between the Company and the purchasers identified on the signature pages thereto (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on July 14, 2023, and incorporated herein by reference).

4.7
Form of Placement Agency Agreement, dated as of July 12, 2023, by and between the Company and Maxim Group LLC (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on July 14, 2023, and incorporated herein by reference).

4.8	Form of Pre-Funded Ordinary Share Purchase Warrant (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on July 14, 2023, and incorporated herein by reference).

4.9	Form of Ordinary Share Purchase Warrant (included as Exhibit 10.4 to our Form 6-K filed with the Securities and Exchange Commission on July 14, 2023, and incorporated herein by reference).

4.10
Form of Securities Purchase Agreement, dated as of July 14, 2023, between the Company and the purchasers identified on the signature pages thereto (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on July 18, 2023, and incorporated herein by reference).

4.11
Form of Placement Agency Agreement, dated as of July 14, 2023, by and between the Company and Maxim Group LLC (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on July 18, 2023, and incorporated herein by reference).

4.12	Form of Pre-Funded Ordinary Share Purchase Warrant (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on July 18, 2023, and incorporated herein by reference).

4.13	Form of Ordinary Share Purchase Warrant (included as Exhibit 10.4 to our Form 6-K filed with the Securities and Exchange Commission on July 18, 2023, and incorporated herein by reference).

4.14	Form of Inducement Letter (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on December 27, 2023, and incorporated herein by reference).

4.15	Form of New Warrant (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on December 27, 2023, and incorporated herein by reference).

4.16	Form of Placement Agent Warrant (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on December 27, 2023, and incorporated herein by reference).

4.17
Form of Securities Purchase Agreement (included as Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference).

4.18
Form of Pre-Funded Ordinary Share Purchase Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference).

4.19
Form of Ordinary Share Purchase Warrant (included as Exhibit 4.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference).

4.20
Form of Placement Agent Ordinary Share Purchase Warrant (included as Exhibit 4.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference).

4.21	Amendment to Existing Warrants (included as Exhibit 10.5 to our Form 6-K filed with the Securities and Exchange Commission on April 17, 2024, and incorporated herein by reference).

4.22	Form of Inducement Letter (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on September 11, 2024, and incorporated herein by reference).

4.23	Form of Ordinary Share Purchase Warrant (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on September 11, 2024, and incorporated herein by reference).

4.24
Form of Placement Agent Ordinary Share Purchase Warrant (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on September 11, 2024, and incorporated herein by reference).

4.25
At the Market Offering Agreement dated October 16, 2024 between the Company and H.C. Wainwright & Co. LLC (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on October 16, 2024, and incorporated herein by reference).

4.26†^
Business Acquisition Agreement dated as of February 17, 2025 between the Company and Bladeranger Ltd. (included as Exhibit 4.31 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025, and incorporated herein by reference).

4.27
Form of Pre-Funded Ordinary Share Purchase Warrant (included as Exhibit 4.32 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025, and incorporated herein by reference).

4.28
Form of Milestone Based Pre-Funded Ordinary Share Purchase Warrant (included as Exhibit 4.33 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025, and incorporated herein by reference).

4.29
Form of Milestone Based Ordinary Share Purchase Warrant A (included as Exhibit 4.34 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025, and incorporated herein by reference).

4.30
Form of Milestone Based Ordinary Share Purchase Warrant B (included as Exhibit 4.35 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025, and incorporated herein by reference).

4.31^
Preferred Stock Purchase Agreement dated as of July 8, 2025 between Painreform Ltd. and LayerBio Inc. (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on July 10, 2025, and incorporated herein by reference).

8.1*	List of Subsidiaries

11.1	Insider Trading Policy (included as Exhibit 11.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2025, and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

97.1#	Clawback Policy (included as Exhibit 97.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 29, 2024, and incorporated herein by reference).

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

PRF TECHNOLOGIES LTD.

Date: March 26, 2026	By:	/s/ Efraim Cohen-Arazi
Efraim Cohen-Arazi
Interim Chief Executive Officer and Director

PRF TECHNOLOGIES  LTD.
(Formerly PainReform Ltd.)

 CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of  PRF Technologies Ltd. (formerly PainReform Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PRF Technologies Ltd. (formerly PainReform Ltd.) and its subsidiary (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations and has an accumulated deficit as of December 31, 2025. These circumstances raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Asset Acquisition of DeepSolar

As described in Note 3 to the consolidated financial statements, on March 5, 2025, the Company completed the asset acquisition of DeepSolar for total consideration measured at $7,292 thousand. The fair value of the intangible asset being recorded was determined based on the fair value of the consideration transferred together with the purchase price allocation analysis. The consideration included ordinary shares and several classes of equity‑classified warrants, including milestone‑based warrants exercisable upon the achievement of defined business milestones. The fair value of these instruments was estimated using option‑pricing models, including Black‑Scholes and Monte Carlo simulations.  Management applied significant judgment in estimating the fair value of intangible asset acquired, which involved the use of significant estimates and assumptions with respect to the probability of achieving defined milestones.

The principal considerations for our determination that performing procedures relating to the Asset Acquisition of DeepSolar is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of intangible asset acquired due to the significant amount of judgment by management when developing the estimate;  and (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimate, such as the probability of achieving defined milestones; (iii) audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the asset acquisition agreement (ii) testing management’s process for estimating the fair value of the intangible asset; (iii) evaluating the appropriateness of models used; (iv) testing the completeness, accuracy, and relevance of underlying data used in the models, and evaluating the significant assumptions used by management, including the probability of achieving defined milestones; (iv) evaluating the reasonableness of significant assumptions used by management (v) using professionals with specialized skill and knowledge to assist in evaluating the valuation methodologies.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 26, 2026

We have served as the Company's auditor since 2021.

PRF TECHNOLOGIES  LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		As of December 31,
	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents		3,125	4,261
Restricted cash	2f	25	10
Short-term deposits	2e	1,016	-
Prepaid expenses and other current assets	5	185	157
Total current assets		$4,351	$4,428
Non-current assets
Intangible assets, net	4	7,405	-
Goodwill	4	186	-
Operating lease right of use asset	8a	26	62
Property and equipment, net		30	35
Total non-current assets		$7,647	$97
Total assets		$11,998	$4,525
Liabilities and shareholders’ equity
Current liabilities:
Trade payables		213	296
Employees and related liabilities		339	197
Operating lease liability	8a	21	45
Accrued expenses	6	1,868	1,904
Total current liabilities		$2,441	$2,442
Non-current liabilities:
Provision for unrecognized tax positions	7f	267	259
Total non-current liabilities		267	259

Total liabilities		$2,708	$2,701
Commitments	8
Shareholders’ Equity:	9
Ordinary shares, No par value; Authorized: 2,000,000 and 500,000 shares as of December 31, 2025, and 2024, respectively; Issued and outstanding: 830,613 and 341,827 shares as of December 31, 2025, and 2024, respectively (*)		-	-
Additional paid-in capital (*)		69,832	58,275
Accumulated deficit		(61,289)	(56,451)

Total equity attributable to shareholders of the Company		$8,543	$1,824
Non-controlling interests		$747	$-
Total Equity		$9,290	$1,824
Total liabilities and equity		$11,998	$4,525

The accompanying notes are an integral part of the financial statements.

(*) All share amounts in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split (Note 1d)

PRF TECHNOLOGIES  LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share amount)

		For the Year Ended December 31,
	Note	2025	2024	2023

Revenues	2k	17	-	-
Cost of sales (exclusive of items shown separately below)	2l	(70)	-	-
Selling and marketing expenses		(163)	-	-
Amortization of intangible assets	4	(759)
Research and development expenses	10a	(1,136)	(11,705)	(6,035)
General and administrative expenses	10b	(3,011)	(2,968)	(3,549)

Operating loss		$(5,122)	$(14,673)	$(9,584)

Financial income, net	10c	108	93	248

Loss before taxes		(5,014)	(14,580)	(9,336)

Income tax expenses		(8)	(8)	(8)

Comprehensive loss		$(5,022)	$(14,588)	$(9,344)

Comprehensive loss attributable to non-controlling interests		(184)
Comprehensive loss attributable to shareholders of the Company		$(4,838)	$(14,588)	$(9,344)

Basic and diluted net loss per share	2r	$(7.47)	$(105.52)	$(122.94)

Weighted average number of Ordinary Shares used in computing basic and diluted net loss per share (*)		647,973	138,254	76,005

The accompanying notes are an integral part of the financial statements.

(*) All share amounts in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split (Note 1d)

PRF TECHNOLOGIES  LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares Number	Additional paid-in Capital	Accumulated Deficit	The Company’s shareholders’ Equity	Noncontrolling Interest	Total Equity

Balance as of January 1, 2023	$75,254	$43,540	$(32,519)	11,021	-	$11,021
Share-based compensation to employees and directors	-	804	-	804	-	804
Share issuance to service providers	72	-	-	*	-	*
Issuance of common stock and pre-funded warrants upon private placement, net of underwriting commissions and other offering costs.	3,908	1,450	-	1,450	-	1,450
Issuance and exercise of common stock warrants upon private placement, net of underwriting commissions and other offering costs.	1,408	3,308	-	3,308	-	3,308
Net comprehensive loss	-	-	(9,344)	(9,344)	-	(9,344)
Balance as of December 31, 2023	80,642	$49,102	$(41,863)	7,239	$-	$7,239

Share-based compensation to employees and directors	-	310	-	310	-	310
Exercise of prefunded warrants (Note 9b)	2,483	-	-	-	-	-
Issuance of common stock, warrants and prefunded warrants upon private placement, net of underwriting commissions and other offering costs. (Note 9b)	41,667	3,340	-	3,340	-	3,340
Exercise of warrants and issuance of warrants upon private placement, net of underwriting commissions and other offering costs. (Note 9b)	49,465	1,305	-	1,305	-	1,305
Exercise of warrants (Note 9b)	98,930	2,912	-	2,912	-	2,912
Issuance of Ordinary shares, net of offering costs – At-the-market (Note 9b)	68,640	1,306	-	1,306	-	1,306
Net loss and comprehensive loss	-	-	(14,588)	(14,588)	-	(14,588)
Balance as of December 31, 2024	341,827	$58,275	$(56,451)	1,824	$-	$1,824

Share-based compensation to employees and directors	-	447	-	447	-	447
Share and prefunded warrants issuance to Bladeranger Ltd - DeepSolar asset acquisition (Note 3)	35,754	7,292	-	7,292	-	7,292
Acquisition of LayerBio Inc. (Note 3)	-	-	-	-	931	931
Shares issuance from pre-funded warrants exercise (Note 9)	168,000	8	-	8	-	8
Issuance of Ordinary shares, net of offering costs At-the-market (Note 9)	285,032	3,810	-	-	-	3,810
Net comprehensive loss			(4,838)	(4,838)	(184)	(5,022)
Balance as of December 31, 2025	830,613	69,832	(61,289)	8,543	747	$9,290

(*) Represents amount less than $1.

(**) All share amounts in these financial statements have been retroactively adjusted to reflect the reverse share split (Note 1d)

PRF TECHNOLOGIES  LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Consolidated Net loss	$(5,022)	$(14,588)	$(9,344)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15	16	15
Amortization of intangible assets	759
Exchange rate differences on cash, cash equivalents and restricted cash	2	(6)	(2)
Share-based compensation to employees and directors	447	310	804
Net change in operating lease asset and liability	12	(10)	(9)
Warrant issuance costs	-	-	368
Interest income (expenses)	(16)	-	85
Change in warrant liability valuation	-	-	(1,726)
Loss from inducement offer letter agreement (Note 7c)	-	-	1,502
Changes in operating assets and liabilities, net of effects of businesses acquired:
Prepaid expenses and other current assets	(22)	1,605	330
Trade payables	(243)	76	12
Employees, related liabilities and accrued expenses	113	(24)	1,286
Net cash used in operating activities	$(3,955)	$(12,621)	$(6,679)

Cash flows from investing activities
Purchase of property and equipment	(2)	(13)	(9)
Cash acquired through business combination (Note 3)	20
Proceeds from short term deposits		-	7,000
Purchase of short-term deposit	(1,000)	-	(1,000)
Net cash provided by (used in) investing activities	$(982)	$(13)	$5,991

Cash flows from financing activities
Proceeds from issuance of shares, warrants and prefunded warrants (Note 7b)	8	4,000	1,703
Proceeds from exercise of warrants (Note 7b)	-	3,165	2,511
Proceeds from exercise and issuance of warrants (Note 7b)	-	1,583	1,334
Proceeds from issuance of Ordinary shares At-the market offering (Note 9b)	4,000	1,350	-
Issuance costs	(190)	(1,235)	(932)
Net cash provided by financing activities	$3,818	$8,863	$4,616
Effect of Exchange rate changes on cash, cash equivalents and restricted cash	(2)	6	2
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,121)	(3,765)	3,930
Cash, cash equivalents and restricted cash at the beginning of the year	4,271	8,036	4,106
Cash, cash equivalents and restricted cash at the end of the year	$3,150	$4,271	$8,036

PRF TECHNOLOGIES  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

Supplemental cash flow information:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported on the balance sheets that sum to the total of the same amounts shown on the statement of cash flows:
	December 31,
	2025	2024	2023
Cash and cash equivalents	3,125	4,261	8,026
Restricted cash	25	10	10
Total cash, cash equivalents, and restricted cash	$3,150	$4,271	$8,036

Investing and Financial activities not involving cash flow:
Acquisition of right-of-use assets by means of lease liabilities	$49	$-	$113
Acquisition of technology in exchange for equity instruments (Note 10)	$7,292	-	-

The accompanying notes are an integral part of the financial statements.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
PRF Technologies Ltd. (formerly PainReform Ltd.) (“the Company”) was incorporated and started business operations in November 2007. On January 6, 2026, the shareholders of the Company, at the Adjourned Annual General Meeting of Shareholders, approved the change of the Company’s name from PainReform Ltd. to PRF Technologies Ltd. The ticker symbol of the Company’s ordinary shares remained unchanged as PRFX, and the Company’s registration number in Israel remained unchanged. The Company is a diversified technology innovation company advancing specialty pharmaceutical therapies and AI-driven energy analytics. The Company’s pharmaceutical programs focus on reformulation and controlled-release drug-delivery technologies designed to improve patient outcomes while reducing reliance on opioids and complex dosing regimens. The company’s strategy is to incorporate generic drugs which have been proven safe and effective with our proprietary extensive drug-delivery system knowledge to solve therapeutic shortfalls and create a significant improvement in therapy via controlled-release new drug products  taking advantage of the shorter 505(b)(2) regulatory pathway created by the U.S. Food and Drug Administration (“FDA”). The company continues its assessment and analysis of PRF-110 in order to further investigate its post surgical pain PRF-110.

On August 13, 2025 (the “Closing Date”), the Company completed the acquisition of a controlling interest in LayerBio Inc., a privately held biotechnology company focused on ophthalmic drug delivery technologies. In connection with the transaction, the Company acquired 7,331,378 Series A Preferred Shares, representing approximately 54.4% of LayerBio’s issued and outstanding share capital immediately following the closing, or 51.0% on a fully diluted basis. Under the terms of the transaction, as of December 31, 2025, the Company had invested $0.6 million in LayerBio. Pursuant to the agreement, the Company may make additional investments in LayerBio upon the achievement of specified clinical and development milestones, such that the aggregate investment in LayerBio may total up to $3.0 million, including the amount invested at closing. As a result of the transaction, the Company obtained control of LayerBio and began consolidating LayerBio’s financial statements from the acquisition date. The transaction has been accounted for as a business combination in accordance with ASC 805, Business Combinations. (Note 2j)

b.
The company’s Solar Energy division focuses on an AI-driven SaaS platform of DeepSolar is aimed at large-scale renewable energy (solar power) plants, helping asset management maximize revenue and profitability. In March 2025, the Company completed an asset acquisition, related to an AI-driven solar analytics technology, DeepSolar, that enables both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments.(Note 10)

c.
Liquidity

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, solar activities and capital raising activities. The Company is still in its development and clinical stage and has not yet generated significant revenues in both segments Solar and Clinical development.

The Company has incurred significant losses and negative cash flows from operations and incurred consolidated losses attributed to shareholders of $4,838, $14,588 and $9,344 for the years ended December 31, 2025, 2024 and 2023, respectively. During the years ended December 31, 2025, 2024 and 2023 the Company had consolidated negative operating cash outflows of $3,955, $12,621, and $6,679, respectively. As of December 31, 2025, the Company’s accumulated deficit was $61,289. The Company has funded its operations to date primarily through equity financing and has cash on hand (including short term deposits and restricted cash) of $4,166 as of December 31, 2025.

The Company expects to continue incurring losses and negative cash flows from operations until PRF-110, OcuRing™-K (Layer Bio product) and the DeepSolar products reach commercial profitability, if at all. As a result, along with its current cash position, the Company does not have sufficient resources to fund operations nor to continue as a going concern for at least one year from the issuance date of these consolidated financial statements.

Management’s plans include continued capital raising through the sale of additional equity securities, debt, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will successfully obtain the level of financing needed for its operations. If the Company is unsuccessful in raising capital, it may need to reduce activities or curtail or abandon some or all of its operations, which could materially harm the Company’s business, financial condition and results of operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and does not include any adjustments that might result from the outcome of this uncertainty.

On April 15, 2024 the Company sold (i) 3,729 ordinary shares, (ii) 37,938 prefunded warrants, and (iii) 41,667 investor warrants at a combined offering price of $96.0 per share (or $95.95 per prefunded warrant), along with (iv) 2,917 underwriter warrants priced at $120.00. Gross proceeds from the offering were approximately $4.0 million, with net proceeds of $3.3 million. (Note 9b)

On September 10, 2024, the Company entered into an inducement agreement with certain holders, under which the holders agreed to exercise 49,465 warrants at a reduced price of $32.0 per share. In exchange, the Company issued new warrants to purchase up to 98,930 ordinary shares at the same exercise price. The transaction generated gross proceeds of approximately $1.6 million. (Note 9b)

On December 18, 2024, all 98,930 warrants issued in the September 2024 inducement transaction were exercised at $32.0 per share, resulting in gross proceeds of approximately $3.17 million. (Note 9b)

Between October 24 and December 31, 2024, the Company issued 68,640 ordinary shares through an At-the-Market (ATM) program, raising approximately $1.35 million in gross proceeds. (Note 9b)

In March 2025, the Company entered into an Asset Acquisition Agreement with BladeRanger Ltd. to acquire 100% of its AI based solar analytics platform, DeepSolar, primarily in exchange for equity instruments. The closing consideration was recorded as a non cash acquisition of intangible assets with a corresponding increase in equity. In addition, during the period from March 5, 2025 through December 31, 2025, certain pre-funded warrants were exercised for cash proceeds of approximately $8.4 thousand. (Note 3)

During 2025 the Company issued 285,032 ordinary shares through an At-the-Market (ATM) program, raising approximately $4.0 million in gross proceeds, net of transaction costs $3.8 million (Note 7b)

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

d.
On February 6, 2026, the Company effected a 1-for-5 reverse share split of its ordinary shares. No fractional shares were issued in connection with the reverse share split, and all fractional shares were rounded up to the nearest whole share, which resulted in the issuance of approximately 47,500 additional ordinary shares. Proportionate adjustments were also made to the exercise prices and the number of shares underlying the Company’s outstanding warrants, prefunded warrants and share options. All share and per share amounts presented in these consolidated financial statements and the accompanying notes have been retroactively adjusted for all periods presented.

e.
The Company continues to monitor the impact of geopolitical and security developments, including the ongoing military conflict in Israel, regional tensions involving Iran, and the continued conflict between Russia and Ukraine, on its operations, business and financial condition. As of the date of issuance of these financial statements, management has not identified any material adverse effect of these developments on the Company’s consolidated financial statements, results of operations or business activities.

f.
The Company reports its financial results in U.S. dollars. A portion of research and development and general and administrative expenses of our Israeli operations are incurred in New Israeli Shekel ("NIS"). As a result, the Company is exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS decline against the U.S. dollar, at a time when the rate of inflation in the cost of Israeli goods and services exceed the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on the Company’s financial condition during 2025 ,2024 and 2023. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), the Company may be exposed to material adverse effects from such movements. the Company cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of the Company and of its majority-owned subsidiary in which the Company exercises control over operating and financial policies. Intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

b.	Use of estimate in preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates its assumptions on an ongoing basis. Estimates are used in a variety of areas, including, but not limited to the accounting for business combination and intangible assets acquired. In connection with business combinations and intangible assets acquired, significant estimates and assumptions may be used in determining the fair value of identifiable non-controlling interests, and intangible assets as of the acquisition date. The Company performed a Purchase Price Allocation (PPA) and utilized the resulting fair value measurements and related assumptions as part of the significant estimates applied in the preparation of its financial statements. Management believes that the estimates, judgments and assumptions used are reasonable based on information available at the time they are made. Actual results may differ from those estimates to the financial statements.

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

As of December 31, 2025, and 2024, the Company’s restricted cash consisted of immaterial bank deposits that are denominated in NIS. Restricted deposits are presented at cost including accrued interest. These bank deposits are used as securities for the Company's credit cards.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Fair Value Measurements:

The carrying values of Company’s financial assets and liabilities, including cash and cash equivalents, restricted cash, other current assets, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. Assets and liabilities recorded at fair value in the consolidated financial statements are categorized as follows:

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

As of December 31, 2025, and 2024 no assets or liabilities are measured at their fair value.

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

j.	Business Combinations

Business combinations are accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under this method, the Company measures the identifiable assets acquired, liabilities assumed, and any non-controlling interests, if applicable, at their acquisition date fair values. Acquisition related costs are not considered part of the consideration transferred and are expensed as incurred. The excess of the fair value of the consideration transferred, together with the fair value of any non-controlling interests, if applicable, over the fair value of the identifiable net assets acquired is recorded as goodwill. During the measurement period, which may extend up to one year from the acquisition date, the Company may record adjustments to the preliminary allocation of the purchase consideration based on additional information about facts and circumstances that existed as of the acquisition date. The results of operations of an acquired business are included in the Company’s consolidated financial statements from the acquisition date.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenues recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company’s revenues are primarily derived from providing solar analytics platform services to operators of solar fields. Revenue is recognized over the contractual service period as the related performance obligations are satisfied, based on the terms of the underlying agreements. The transaction price is generally determined based on the size or production capacity of the customer’s solar field. Revenue is recognized only when collection of substantially all of the consideration is probable.

l.	Cost of revenues

Cost of revenues consists primarily of direct costs associated with providing the Company’s solar platform services to customers, including the allocated portion of direct payroll and related personnel costs, direct consultant costs, cloud related costs, and other direct costs attributable to the delivery of such services. Cost of revenues is recognized in the period in which the related services are rendered.

m.	Employee severance benefits:

The Company is required to make severance payments upon dismissal of an Israeli employee or upon termination of an Israeli employment in certain circumstances.

In accordance with the current employment terms with all of its Israeli employees (Section 14 of the Israeli Severance Pay Law, 1963) located in Israel, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s full retirement benefit and severance obligation. The Company is relieved from any severance pay liability with respect to each such Israeli employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected on the Company’s balance sheet, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies. The amounts of severance payment expenses were $166, $73 and $73 for the years ended December 31, 2025, 2024 and 2023, respectively.

n.	Legal and other contingencies:

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

o.	Income taxes:

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. As of December 31, 2025, and 2024, the Company had a full valuation allowance on its deferred tax assets.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax positions as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2025 and 2024, the total gross amount of provision for unrecognized tax positions was $267 and $259, respectively (Note 5f). The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

q.	Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, and meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own common stock. Warrants that determined to be classified as equity, are recorded as a component of additional paid-in capital. Warrants that determined to be classified as liabilities are recorded at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter.

r.	Basic and diluted loss per share:

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of Ordinary Shares, outstanding during the year, including unconditional prefunded warrants exercisable for little consideration (“penny” warrants). Diluted loss per share is based upon the weighted average number of ordinary shares and of potential Ordinary Shares outstanding when dilutive. Potential Ordinary Shares include outstanding stock options, contingent pre-funded warrants and warrants, which are included under the treasury stock method when dilutive.

For the years ended December 31, 2025, 2024 and 2023, all outstanding share options, contingent pre-funded warrants, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2025	2024	2023

Numerator:
Net loss applicable to shareholders of ordinary shares	$(4,838)	$(14,588)	$(9,344)

Denominator:
Ordinary Share and prefunded warrants used in computing basic and diluted net loss per share (*)	647,973	138,254	76,005
Net loss per share of ordinary share, basic and diluted	$(7.47)	$(105.52)	$(122.94)

(*) All share amounts have been retroactively adjusted to reflect a 1-for-5 reverse share split (Note 1d).

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Share-based compensation:

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

t.	Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about operating loss for the two identified reportable segments.

The Company’s business includes two operating segments based on the services and activities that the Company provides. The two segments are composed of the Clinical Development segment, which facilitates the development of potential new drug compounds, and the Solar segment, which comprises the design and development of the Company’s intellectual property and the sale related service offerings.

u.	Leases

In accordance with Accounting Standards Codification (“ASC”) 842, Leases, the Company determines whether an arrangement is or contains a lease at the inception of the arrangement and whether such a lease is classified as a financing lease or operating lease at the commencement date of the lease.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

w.	Intangible assets, net.

Goodwill

Goodwill represents the excess of the consideration transferred, plus the fair value of any non-controlling interest, over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized and is evaluated for impairment at least annually and in each reporting period upon the occurrence of indicators of impairment. The Company performs an annual impairment assessment of goodwill at the reporting unit level in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. The analysis may include both qualitative and quantitative factors to assess the likelihood of impairment. Additionally, in accordance with ASC 350, the Company first assess qualitative factors to determine the existence of events or circumstances which indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A quantitative impairment test is only required if we determine, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting unit.

Other Intangible Assets, net

Intangible assets acquired in a business combination or asset acquisition are recognized at fair value and, if they have finite useful lives, are amortized on a straight-line basis over their estimated useful lives. The Company evaluates such intangible assets for impairment in each reporting period upon the occurrence of indicators of impairment. Amortization of acquired technology is recorded as a separate line item in the statement of operations. Acquired IPR&D intangible asset is considered indefinite-lived until the abandonment or completion of the associated research and development efforts and is not amortized; instead, it is subject to an impairment assessment, at least annually and in each reporting period upon the occurrence of indicators of impairment.

The Company did not record any impairment of intangible assets for any of the periods presented.

Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

x.	Accounting pronouncements adopted in the period

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company implemented the new income tax disclosures prospectively. The implementation of ASU 2023-09 affected disclosures only and had no impact on the Company’s financial condition or results of operations (See Note 7 Income Taxes.

y.	Accounting Pronouncements effective in future periods

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense (“ASU 2024-03”) and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 and ASU 2025-01 improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of revenue, general and administrative, and research and development). ASU 2024-03 and ASU 2025-01 are both effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of ASU 2024-03 and ASU 2025-01 on its consolidated financial statement disclosures.

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 provides targeted improvements to the accounting for internal-use software costs by replacing the existing project-stage model with a principles-based approach to determine when capitalization of costs should begin. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027 on a prospective basis, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2025-06 will have on its consolidated financial statements.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION AND OTHER TRANSACTION

a.	The acquisition of LayerBio Inc.

On August 13, 2025 (The “Closing date”), the Company completed a strategic investment in LayerBio Inc., a privately held Boston-based biotechnology company, and acquired a controlling equity interest in this specialty pharmaceutical company focused on the ophthalmology market. Pursuant to the agreement LayerBio issued 7,331,378 Preferred Stock A shares of LayerBio, representing 51.0% of LayerBio’s issued and outstanding share capital on a fully diluted basis. The primary reason for the business combination was to expand the Company’s pipeline through the acquisition of new technologies, while creating potential synergies with the Company’s existing activities in its Clinical Development segment.

The Company obtained control of LayerBio through its majority ownership of the equity interests of LayerBio and through its contractual right, pursuant to the transaction agreement, to appoint a majority of the members of LayerBio’s board of directors. The Company paid $600 at the closing of the Acquisition (net of a $50 bridge loan that the Company previously made to LayerBio in June 2025 ). The Purchase Agreement further provides for up to $2.4 million of additional potential investment in four tranches, which are contingent only and if upon the successful achievement of specific milestones related to a planned Phase II clinical trial that LayerBio plans on conducting.

The Company accounted for the transaction in accordance with Accounting Standard Codification (“ASC”) 805, Business Combinations, and following the transaction, the Company consolidates all assets and liabilities included in the transaction in accordance with ASC 810, Consolidation.

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of goodwill of $186 thousand, which is primarily attributed to the expected operational and strategic synergies from integrating LayerBio’s sustained‑release ophthalmic technology with the Company’s drug‑delivery capabilities. The goodwill also reflects the value of the assembled workforce and other future economic benefits that do not meet the criteria for separate recognition as identifiable intangible assets under ASC 805. Accordingly, this goodwill was assigned to the Company’s Clinical Development reportable segment. The goodwill amount is not deductible for tax purposes. The amount of acquisition‑related costs was approximately $135, which was recognized as an expense within general and administrative expenses

The following table summarizes the consideration transferred to LayerBio Inc. and the purchase price allocation to the fair value of the assets acquired and liabilities assumed As of the Closing date:

Carrying Value (In USD thousands)
Consideration:
Closing Cash consideration paid	550
Bridge loan	50
Fair value of the noncontrolling interest	931

Total Consideration	1,531

Acquired net Assets:
Cash including bridge loan	620
Other assets	13
Intangible asset - IPR&D *	872
Trade and other payables	(160)
Total net Assets	1,345
Goodwill	186

* The fair value of the IPR&D was estimated by applying the income approach, specifically the Multi Period Excess Earnings method. Acquired IPR&D intangible asset is not amortized; instead, it is subject to an impairment assessment, at least annually and in each reporting period upon the occurrence of indicators of impairment. The valuation incorporated management’s projections regarding development timelines, expected commercialization probability, and estimated future cash flows associated with Layer Bio product candidate. Significant inputs used in the measurement included the projected development costs and operating expenses for the clinical program, probability‑adjusted cash flow assumptions based on the stage of development as of the acquisition date, and a discount rate of 30.5% reflecting the asset‑specific risk profile.Based on these inputs, the fair value of the IPR&D asset recognized in the purchase price allocation was $872.

The Company recognizes deferred tax liabilities in connection with the fair value adjustments and other items arising from the Acquisition in the amount of $253. The Company recognizes deferred tax assets in respect of tax losses carried forward and other temporary differences of the acquired subsidiary in the same amount. This is reflected on a net basis.

The fair value of the noncontrolling interest was measured using the Option‑Pricing Method (OPM), which treats each class of equity as a series of call options on the enterprise value. The OPM incorporated the rights and preferences of the preferred and common equity of Layer Bio. Significant inputs used in the valuation included the enterprise value implied by the transaction consideration, an expected equity volatility of 76.4%, a risk‑free interest rate of 3.8%, an expected term of 5 years, and the liquidation preference and participation features applicable to the preferred shares. The resulting fair value of the noncontrolling interest was $931.

Since the acquisition date, LayerBio did not generate revenues and contributed a net loss of approximately $404 to the Company’s consolidated results for the year ended December 31, 2025.

The following unaudited pro forma information presents the combined results of operations of the company and LayerBio as if the acquisition of LayerBio had been completed on January 1, 2024. The unaudited pro forma results include adjustments primarily related to amortization of the acquired intangible assets as of January 1, 2024. The unaudited pre forma results do not reflect any cost saving synergies from operation efficiencies, or the effect of the incremental costs incurred from investing in LayerBio. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what actual results of operations of the combined company would have been if the acquisition of LayerBio had occurred at January 1, 2024. The pro forma net loss for the combined operation for December 2025 and 2024 were $4.9 million and $14.8 million, respectively.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION AND OTHER TRANSACTION (Cont.)

b.
The Assets acquisition of DeepSolar

On February 17, 2025, the Company entered into an Asset Acquisition Agreement (the “Agreement”) with Bladeranger Ltd. (“Bladeranger”), a public Israeli company, to acquire 100% of its AI-based solar analytics platform, DeepSolar. The transaction was closed on March 5, 2025.

As consideration, the Company agreed to issue to BLRN the following securities:

1.	35,754 ordinary shares.

2.	223,792 pre-funded warrants.

3.	685,004 milestone pre-funded warrants.

4.	1,087,565 Warrant-A.

5.	1,087,565 Warrant-B.

At the initial closing, which took place on May 19, 2025, the Company issued milestone pre-funded warrants exercisable to 137,000 ordinary shares at an exercise price of $0.05 per share.

Warrants A to purchase 217,513 ordinary shares exercisable upon the achievement of a defined business milestone within 5.5 years from the grant date, at an exercise price equal to the average closing price of the Company’s shares over the five trading days prior to the issuance of such warrants.

Warrants B to purchase 217,513 ordinary shares will vest within two years from the Closing Date if either the Company’s share price reaches at least US$75.00, at an exercise price of $32.0, and will be exercisable for three years following vesting.

The Company also entered into employment agreements with certain BLRN employees. Under the terms of the Agreement, Bladeranger and its assignees may not exercise any of the warrants if, following such exercise, their holdings would exceed 9.99% of the Company’s outstanding ordinary shares.

Accounting treatment

The Company evaluated the transaction under ASC 805, Business Combinations, and concluded that the acquired set of assets and activities does not meet the definition of a business. Accordingly, the transaction was accounted for as an asset acquisition under ASC 805-50.

Fair value measurement

In connection with the acquisition, the Company performed a valuation analysis of the equity instruments issued as consideration and of the fair value measurement of the consideration transferred. for the acquired asset. The fair value of the consideration transferred, determined based on the fair value of the issued shares and warrants, together with the fair value measurement analysis, was established at $7,292. The valuation applied option pricing models (Black-Scholes and Monte Carlo) for the warrants, incorporating assumptions regarding share price (USD 2.98), expected term (5–5.5 years), risk-free rates (4.1%), historical volatility (100%) and milestone achievement probabilities (75-100%).

Useful life and amortization

The Company amortizes the intangible asset on a straight-line basis over its estimated useful life of eight years. As of the December 31, 2025, accumulated amortization amounted to $759 thousand, resulting in a net carrying amount of $6,533 thousand for the intangible asset.

NOTE 4:-	INTANGIBLE ASSET, NET: Identifiable intangible assets consisted of the following:
Acquired intangible assets	Year ended December 31, 2025
	Gross carrying amount	Accumulated amortization

Amortized intangible assets
Acquired technology	7,292	(759)

Unamortized intangible assets
Acquired IPR&D	872
Goodwill	186
	1,058
Aggregate amortization expenses:
For the year ended 31.12.2025	759

Estimated amortization expenses:
For the year Ending 31.12.2026	911
For the year Ending 31.12.2027	911
For the year Ending 31.12.2028	911
For the year Ending 31.12.2029	911
For the year Ending 31.12.2030	911

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS
	December 31,
	2025	2024

Receivables from governmental authorities	$142	$119
Prepaid expenses	36	38
Others	7	-
	$185	$157

NOTE 6:-	ACCRUED EXPENSES
	December 31,
	2025	2024

Directors’ fees	$28	$54
Manufacturing and trials expenses	1,730	1,710
Advisors and legal expenses	110	140

	$1,868	$1,904

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-           TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Company and its US subsidiary are subject to income taxes in the jurisdictions in which they operate. Taxable income of the Israeli company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2025, 2024 and 2023. The U.S. federal corporate income tax rate applicable to the Company’s U.S. subsidiary was 21%, in addition to applicable state taxes, if any.

b.	Net operating loss carry forward:

As of December 31, 2025, and 2024, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $50.7 million and $34.6 million respectively. Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income. In addition, as of December 31, 2025, the Company’s U.S. subsidiary had net operating loss carry forwards for U.S. federal and state income tax purposes of approximately $1.7 million The utilization of such loss carry forwards is subject to applicable U.S. tax laws and may be limited. Under the U.S. tax laws, for net operating losses (NOLs) arising after December 31, 2017, the Tax Cuts and Jobs Act enacted on December 22, 2017 (the “2017 Act”) limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income.

c.	As of December 31, 2025, the Company and its US subsidiary had final tax assessments for tax years prior to and including the tax year ended December 31, 2020.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2025	2024

Net operating loss carry forward	$12,251	$7,964
Research and development expenses	1,181	2,245
Other	45	37
Total deferred tax assets	13,477	10,246
Less deferred tax liabilities associated with IPR&D	(253)	-
Deferred tax assets, net	13,224	10,246
Less: Valuation allowance	(13,224)	(10,246)
Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of  December 31, 2025, and 2024.

Changes in valuation allowance for deferred tax assets were as follows:

	Year ended December 31,
	2025	2024	2023
Valuation allowance at beginning of year	10,246	6,925	5,376
Change in the valuation allowance resulting from the acquisition of LayerBio Inc.	95	-	-
Change in valuation allowance	2,883	3,321	1,549
Valuation allowance at end of year	$13,224	10,246	$6,925

e.	Income (loss) before income taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year ended December 31,
	2025	2024	2023
Domestic (Israel)	(4,610)	(14,580)	(9,336)
Foreign	(404)	-	-
Loss before taxes on income	$(5,014)	(14,580)	$(9,336)

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of theoretical tax expenses to actual expenses

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year ended December 31,
	2025	Percent

IL Statutory Tax Rate	$(1,153)	23%
United States
Changes in Valuation Allowance	490	(10)%
others	(22)	0%

Changes in Valuation Allowance	2,393	(48)%
Difference resulting from using NIS as the measurement basis for tax purposes	(1,808)	(36)%
Nontaxable or Nondeductible Items
Share-based payment awards	108	(2)%
others	(8)	0%
Other adjustments	8	0%
Effective tax rate	$8	0%

The primary difference between the statutory tax rate of the Company and the effective rate for the years ended December 2024 and 2023, results virtually from the changes in valuation allowance in respect of carry forward tax losses, share based compensation expenses and research and development expenses due to the uncertainty of the realization of such tax benefits.

g.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	December 31,
	2025	2024	2023

Opening balance	$259	$251	$243
Tax positions taken in the current year	-	-	-
Interest and Exchange rate differences	8	8	8

Closing balance	$267	$259	$251

The balance of total unrecognized tax position, which, if recognized, would affect the effective tax rate in the Company’s consolidated statements of comprehensive loss.

The Company recognizes interest and penalties, if any, related to unrecognized tax positions in tax expenses and exchange differences in income tax expense. The accrued interest and exchange difference related to uncertain tax positions and the expenses recognized during the years ended December 31, 2025, 2024 and 2023 was $ 8 for all the respective years.

NOTE 8:-           COMMITMENTS:

a.
The Company leases its principal offices in Tel Aviv, Israel, under a lease agreement expiring on July 31, 2026. Monthly rent is $5, linked to the CPI. Lease expenses in 2025 totaled $68, and cash payments totaled $60. The weighted average remaining lease term is 0.5 years and the discount rate is 8.5%.

In 2024, lease expenses totaled $66, with $33 in lease liability cash payments. The weighted average remaining lease term is 0.5 years, and the discount rate is 8.5%.

b.
The Company entered into agreements with Lotus Clinical Research to conduct its Phase 3 clinical trials of PRF‑110. The total contractual consideration amounts to $16.1 million, including milestone payments and subject‑based fees. The trials were completed in June 2024. As of December 31, 2025, the Company recognized $9.3 million and $4.1 million as clinical trial expenses in 2024 and 2023, respectively, and all prepaid amounts were fully expensed.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

The ordinary shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and to share in the distribution of dividends, if any, declared by the Company, and rights to receive a distribution of assets upon liquidation. On January 6, 2026 an Extraordinary Meeting of the General Shareholders of the Company was held and decided to increase the Company’s authorized share capital to 12,000,000 shares, with no Par value and to amend the Company’s articles of association.

b.	Share activity:

On July 14, 2023, the Company sold to a certain institutional investor (“the investor”) an aggregate of 983 ordinary shares in a registered direct offering at a purchase price of $1,080.00 per share, and pre-funded warrants to purchase up to 1,527 ordinary shares at a purchase price of $1,079.95 resulting in gross proceeds of approximately $2.7 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 2,510 ordinary shares in a concurrent private placement.

On July 18, 2023, the Company sold to the investor an aggregate of 1,208 ordinary shares in a registered direct offering at a purchase price of $1,080.0 per share, and pre-funded warrants to purchase up to 180 ordinary shares at a purchase price of $1,079.95, resulting in gross proceeds of approximately $1.5 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 1,389 ordinary shares in a concurrent private placement.

The Company determined that the ordinary share warrants issued in July 2023 (the “Common Warrants”) were not indexed to the Company’s own ordinary shares and also, the investor possessed a right to receive any additional consideration that investors of common shares may be entitled to upon a fundamental transaction (as defined in the agreement), therefore were precluded from equity classification. The Common Warrants were measured at fair value at inception and in subsequent reporting periods with changes in fair value recognized as financial income or expense as change in fair value of warrant liabilities in the period of change in the statements of comprehensive loss. The Company had recorded the value of the warrants that were issued in the July 2023 transactions as a long-term liability. The Company used the Black-Scholes option pricing model to calculate the valuation with standard deviation of 85.45%, which was based on a share price of $1,080.00 and a risk-free rate of 4.0%. The valuation of the warrants was $131.52 on July 14, 2023, and $124.08 on July 18, 2023, which resulted in a total valuation of the warrants of $2.5 million as of July 2023. The Company revalued these warrants as of December 28, 2023, prior to the exercise, with standard deviation of 93.49%, which was based on a share price of $74.64 and a risk-free rate of 3.87%. Each warrant valuation was $40.32, which resulted in a total valuation of the warrants of $0.8 million. The change of $1.7 million was recorded as finance income.

On December 28, 2023, the Company entered into an inducement offer letter agreement, or the Inducement Letter, with the investor, of certain of the Company’s existing warrants to purchase up to (i) 2,510 ordinary shares issued on July 14, 2023 at an exercise price of $1,080.00 per ordinary share, or the July 14 Warrants, and (ii) 1,389 ordinary shares issued on July 18, 2023 at an exercise price of $1,080.00 per ordinary share, or the July 18 Warrants and together with the July 14, Warrants, the Existing Warrants.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

Pursuant to the Inducement Letter, the investor agreed to exercise for cash its Existing Warrants to purchase an aggregate of 3,899 ordinary shares at a reduced exercise price of $342.0 per ordinary share, resulting in gross proceeds to the Company of approximately $1.3 million, and net proceeds of approximately $1 million, in consideration of the Company’s agreement to issue new warrants to purchase American Depositary Shares (“ADS”), or the New Warrants to purchase up to an aggregate of 7,798 ordinary shares at an exercise price of $342.0 per ordinary shares. The valuation of the New Warrants on the grant date was $2.2 million. According to the agreement, the Company recorded a loss of $1.5 million which is included in the financial expenses in the statement of comprehensive loss. As of December 31, 2023 the Company issued 1,417 shares out of the 3,899 shares that the investor paid for, leaving the investor with the right to receive an additional 2,482 shares. On March 12, 2024 the Company issued 1,016 ordinary shares and On April 9, 2024, the Company issued the remaining 1,467 ordinary shares. As of December 31, 2024 all the prefunded shares that were registered on December 31, 2023 were issued to the investor. In addition, the Company issued 273 warrants to the broker with an exercise price of $427.2 per ordinary share. The valuation of the warrants on the grant date was $73.

On April 15, 2024, the Company amended the terms of certain existing warrants to purchase up to an aggregate of 7,798 ordinary shares that were previously issued in December 2023 (the “December 2023 Warrants”). Pursuant to the terms of the amendment, the exercise price of the December 2023 Warrants was reduced from $342.0 per share to $96.0 per share, and the expiration date was amended from December 28, 2028 to April 15, 2029, due to the change of the exercise price of the 7,798 warrants, the fair value of the warrants was increased by 177 which the company recorded and offset in the same amount, in the additional paid in capital, the company used black and Scholes model with these estimations: expected terms of 4.75 years, interest risk free of 4.68%, yearly volatility of 97.24%. The Company sold an aggregate of (i) 3,729 of its ordinary shares (the “April 2024 Shares”), (ii) 37,938 prefunded warrants to purchase 37,938 ordinary shares (the “Prefunded Warrants”), and (iii) 41,667 warrants to purchase 41,667 ordinary shares (the “Investor Warrants”), at a purchase price of $96.0 per April 2024 Share and accompanying Investor Warrant, and $95.99 per Prefunded Warrant and accompanying Investor Warrant, and (iv) 2,917 warrants to purchase 2,917 ordinary shares at a purchase price of $120.00 were issued to the underwriter resulting in gross proceeds of approximately $4.0 million. The net proceeds from the transaction were $3.3 million. During 2024 upon the exercise of the Prefunded Warrants, the Company issued to the investors 37,937 ordinary shares. The Prefunded Warrants and the Investor Warrants were classified as equity.

On February 20, 2025, the Company's Board of Directors approved an increase in the Company's authorized share capital by an additional 1,500,000 ordinary shares with no par value, which was subsequently approved by the shareholders at the general meeting held on April 3, 2025.

On September 10, 2024, Company entered into an inducement offer letter agreement with certain holders of the Company’s existing warrants to purchase up to (i) 7,798 of the December 2023 Warrants, and (ii) 41,667 of the April 2024 Warrants. The exercise price of the 49,465 warrants was reduced from $96.0 to $32.0. Pursuant to the September inducement, each holder respectively agreed to exercise for cash its April 2024 Warrants and December 2023 Warrants to purchase an aggregate of 49,465 of the Company’s ordinary shares at a reduced exercise price of $32.0 per ordinary share in consideration of the Company’s agreement to issue to the holders new warrants, as described below, to purchase up to an aggregate of 98,930 ordinary shares, at an exercise price of $32.0 per ordinary share. As a result of the aforementioned events, the fair value of the warrants increased by $712 which the company recorded and offset in the same amount, in the additional paid in capital. Out of the $712 increase in fair value, 475 is due to the change of the exercise price of the warrants. The Company used black and Scholes model with these estimations: expected terms of 4.75 years, interest risk free of 4.68%, yearly volatility of 97.24%. The remaining $237 of the increase in the fair value of the warrants is due to the issuance of the new warrants at an exercise price of $32.0. The Company used black and Scholes model with these estimations: expected terms of 4.75 years, interest risk free of 4.68%, yearly volatility of 97.24%. The Company received aggregate gross proceeds of approximately $1.58 million from the exercise of the April 2024 Warrants and December 2023 Warrants by the holders, before deducting placement agent fees and other offering expenses payable by the Company. On December 18, 2024, certain holders exercised 98,930 warrants with an exercise price of $32.0 per ordinary share and the Company issued 98,930 ordinary shares, resulting in gross proceeds of approximately $3.17 million.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

Between October 24, 2024, and December 31, 2024, the Company issued 68,640 ordinary shares through an At-the-Market (ATM) offering, generating gross proceeds of approximately $1.35 million.

On January 2, 2025, the Board of Directors of PainReform approved an increase in the Company’s At-the-Market, or ATM, program pursuant to a written board approval dated October 14, 2024, allowing aggregate sales of up to $4.0 million. During 2025, the Company sold 285,032 ordinary shares under the ATM program for aggregate gross proceeds of approximately $4.0 million. Net proceeds, after deducting transaction costs, were $3.8 million.

On March 5, 2025, in connection with the DeepSolar asset acquisition from Bladeranger Ltd. The Company issued 35,754 ordinary shares 223,792 prefunded warrants (all of the prefunded warrants were exercised to 44,758 ordinary shares during 2025 for an exercise price of $2.2), and 685,004 milestone pre-funded warrants (616, 208 of these warrants were exercised to 123,242 ordinary shares before December 31, 2025 for an exercise price of $6.2), 1,087,565 warrants- A and 1,087,565 warrants- B, as part of the purchase consideration. The total closing consideration amounted to $7.2 million and was recorded in equity, with a corresponding increase in intangible assets.(Note 3).

As December 31, 2025, all conditions related to the pre-funded warrants had been satisfied, and therefore the warrants were no longer contingent. As of that date, 68,796 pre-funded warrants remained outstanding and unexercised, and the contingency no longer applied to them.

c.	Warrants and warrants units:

The following table summarizes the warrants and warrants units outstanding as of December 31, 2025:

Type	Issuance Date	Number of warrants	Exercise price(*)	Exercisable through
PIPE warrants	March 11, 2021	232,500	$5,520.00	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$6,072.00	March 8, 2026
December 2023 warrants	December 28, 2023	32,753	$427.20	December 28, 2028
Warrants issued to underwriters	April 15, 2024	350,000	$120.00	April 15, 2029
Warrants issued to underwriters	September 11,2024	69,251	$40.00	September 11,2029
Warrants issued to underwriters	December 18, 2024	34,625	$40.00	December 18, 2029
Milestone pre-funded warrants	March 5, 2025	68,796	$0.05	September 5, 2030
Warrant-A issued to Bladeranger	March 5, 2025	1,087,565	$15.50	September 5, 2030
Warrant-B issued to Bladeranger	March 5, 2025	1,087,565	$32.00	September 5, 2030
TOTAL		3,015,228

(*) Exercise prices amounts have been retroactively adjusted to reflect a 1-for-5 reverse share split (Note 1d).

•	Upon full dilution, the exercise of all outstanding warrants would result in the issuance of an additional 462,600 ordinary shares of the Company.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	Share-based compensation:

i.	The 2008 Plan

On August 7, 2008, the Board of Directors approved the adoption of the 2008 Share Option Plan (the “2008 Plan”). During 2024, the 2008 Plan has expired, and no additional grants may be made.

ii.	The 2019 Plan

The Company maintains the 2019 Share Option Plan, which authorizes the grant of share options to employees, directors, officers, and consultants. Options generally expire ten years from the grant date and vest based on service conditions.

During 2024, the Company granted an aggregate of 3,696 options to directors and employees at an exercise price of $30.00 per share. Vesting terms included immediate vesting or quarterly vesting over the requisite service period. The total grant date fair value of these awards was approximately $30, as measured using the Black Scholes option pricing model.

During 2025, the Company granted an aggregate of 42,554 options to employees and directors, with exercise prices ranging from $0.05 to $15.75 per share. The total grant-date fair value of these awards was approximately $606. Vesting terms varied by grant and included, in certain cases, immediate vesting. Fair value was estimated using the Black-Scholes option pricing model with expected terms ranging from 5.0 to 5.81 years, risk-free interest rates ranging from 3.69% to 4.38%, and expected volatilities ranging from 112% to 115%.

As of December 31, 2025, the Company had 15,765 unvested options. The total unrecognized compensation cost of employee and directors’ options as of December 31, 2025, is $208 that will be recognize as expenses until November 24, 2028.

The intrinsic value of share options outstanding as of December 31, 2025 was $64. The intrinsic value of share options exercisable as of December 31, 2024 was $0.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

iii.	The following tables summarizes information about options granted to employees and directors:

The 2019 Plan

Share options outstanding and exercisable to employees and directors under the 2019 Plan are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life
	USD
Options outstanding at beginning of year	4,511	$441.6	9.17
Changes during the year:
Options granted	42,554	6.71	9.24
Options expired	(3,514)	123.7	8.97
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding at end of year	43,551	42.36	9.15
Options exercisable at end of year	27,786	59.27	9.02

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

iv.	The following table sets forth the assumptions that were used in determining the fair value of options granted to employees in 2019 plan for the years ended on December 31, 2025, 2024 and 2023:
	2025	2024 *	2023 *
Expected term (years)	5.00-5.81	5.00-6.41	5.00-6.41
Risk-free interest rates	3.69-4.38%	4.68%	3.82%-3.87%
Volatility	112-115%	97.24%	90.43%
Dividend yield	-	-	-
Exercise price	$0.05-15.75	$30	$29.45

* The assumptions presented above are the original assumptions used to determine the options fair value at the date of the grants. The assumptions used to determine the incremental value of the options at the grant date are as presented at the Company's options valuation.

The Company recognized $431, $230 and $731 during the years ended December 31, 2025, 2024 and 2023, respectively, as share-based compensation expenses which was included in general and administrative expenses, and $16, $80 and $73 during the years ended December 31, 2025, 2024 and 2023, respectively, as share-based compensation expense which was included in research and development expenses.

NOTE 10:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2025	2024	2023
Subcontractors and consultants	$388	$793	$1,001
Payroll and related expenses	545	543	699
Share-based compensation expense	16	80	73
Clinical trials expenses	163	10,289	4,262
Other expenses	24	-	-
	$1,136	$11,705	$6,035

b.	General and administrative expenses:

	Year ended December 31,
	2025	2024	2023
Professional services	$1,488	$1,390	$1,209
Payroll and related expenses	689	815	877
D&O insurance	168	263	394
Rent and office maintenance	180	146	191
Share-based compensation expense	431	230	731
Other expenses	55	124	147
	$3,011	$2,968	$3,549

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Other financial income (expenses), net:

	Year ended December 31,
	2025	2024	2023
Interest income	120	101	406
Issuance expenses		-	(368)
Bank fees	(10)	(14)	(16)
Loss from Inducement offer letter agreement (Note 7c)	-	-	(1,502)
Change in fair value of derivative warrant liability (Note7c)	-	-	1,726
Exchange rate differences	$(2)	6	$2
Total other financial income, net	$108	93	$248

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-          SEGMENT REPORTING:

Since March 5, 2025, following the acquisition of the solar assets as described in Note 10, the Company identifies and reports two reportable segments: clinical development and solar. The clinical development segment facilitates the development of potential new drug compounds. The solar segment comprises the design and development of the Company’s intellectual property and the sale related service offerings. The Company’s Chief Operating Decision Maker, who is the Chief Executive Officer, manages both segments on an ongoing basis and evaluates performance and allocates resources using the Company’s internal reporting, which is consistent with the presentation in these financial statements. In assessing performance, the CODM considers quantitative and qualitative measures that include segment operating loss and quarterly cash burn together with competitive benchmarking and analyses of budget to actual results. Prior to the acquisition of the solar assets on March 5, 2025, the Company operated and reported a single reportable segment. Comparative prior period segment information has not been recast because the solar operations did not exist in those periods, and the change did not affect the Company’s internal reporting for prior periods. The Company manages its assets on a group basis rather than by segment because many assets are shared across activities. The CODM does not regularly review asset information by segment and accordingly the Company does not present segment of asset information.

The following tables presents information on reportable segments losses for the year 2025:
	Solar	Clinical Development	Total
Revenues	(17)	-	(17)
Cost of sales (exclusive of amortization of intangible asset)	70	-	70
Payroll and related Expenses	$511	$858	$1,369
Consulting expenses (*)	544	1,439	1,983
Clinical Trial Expenses	-	163	163
Other segment items (**)	795	759	1,554

Segments Operating Loss	$1,903	$3,219	$5,122

Reconciliation between the operating loss of the reporting segments and the total loss for the reporting periods before income tax expense is presented below:
Financial income, net			$(108)
Loss before income tax			$5,014

Other segment disclosures:
Depreciation expenses	2	13	15
Amortization of intangible assets	759	-	759
Stock based compensation	8	439	447

(*) Consulting expenses items include accounting, legal, and other consulting expenses.

(**) Other Segment items included in operating loss include Amortization of intangible asset, Share-based compensation expenses, rent and office maintenance expenses, D&O insurance expenses, depreciation expenses and other expenses.

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	RELATED PARTIES BALANCES AND TRANSACTIONS

a.
On June 8, 2023, the Company’s shareholders approved the grant of options to purchase an aggregate of 450 shares to two current board members, and to the chairman of the board of directors. The valuation of the option on the grant date was $174. (Note 9d2)

b.
On July 18, 2024, the Company’s shareholders approved the grant of options to purchase an aggregate of 1,953 shares to four board members, and to the chairman of the board of directors. The valuation of the option on the grant date was $27. (Note 9d2)

c.
On October 10, 2024, the Company’s shareholders approved the grant of options to purchase an aggregate of 311 shares to a board member, and to the chairman of the board of directors. The valuation of the option on the grant date was $1. (Note 9d2)

d.
On February 20, 2025, the Company’s shareholders approved the grant of options to purchase an aggregate of 33,514 shares to two board members, to the chairman of the board of directors and to three officers. The valuation of the option on the grant date was $550. (Note 9d2)

e.
On November 24, 2025, the Company’s shareholders approved the grant of options to purchase an aggregate of 311 shares to a board member, and to the chairman of the board of directors. The valuation of the option on the grant date was $1. (Note 9d2)

Balances with related parties:

	Year ended December 31,
	2025	2024	2023
Employees accrued salaries and bonuses	$82	$244	$324
Directors accrued fees expenses	28	54	33
	$110	$298	$357

Transactions with related parties:

	Year ended December 31,
	2025	2024	2023
Amounts charged to:
Research and development payroll expenses	$479	$528	$528
General and administrative payroll and directors’ fees expenses	$1,402	$1,322	$1,676

PRF TECHNOLOGIES  LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SUBSEQUENT EVENTS

1.
On January 7, 2026, the Company held its Annual General Meeting of Shareholders, at which the shareholders approved the change of the Company’s name from PainReform Ltd. to PRF Technologies Ltd., the grant of 3,000 options to a director, an increase in the Company’s authorized share capital to 12,000,000 shares, and a 1 for 5 reverse share split of the Company’s no par value ordinary shares.

2.
On February 6, 2026, the Company effected a 1-for-5 reverse share split of its ordinary shares, which resulted in the issuance of approximately 47,500 additional ordinary shares. All share and per share amounts presented in these consolidated financial statements and the accompanying notes have been retroactively adjusted for all periods presented. (Note 1d)

3.
On March 16, 2026, the Company entered into an agreement with BladeRanger Ltd., pursuant to which BladeRanger may introduce new customers to the Company. If such introduction relates to a new customer and the Company, in its sole discretion, enters into a binding commercial agreement with such customer covering a minimum scope of 150 MW, the Company will issue to BladeRanger 100,000 warrants in respect of such transaction, exercisable at an exercise price of $0.01 per share. The agreement is limited to up to three qualifying customers, and it is valid for a period of 12 months, BladeRanger and its assignees may not exercise any of the warrants if, following such exercise, their holdings would exceed 9.99% of the Company’s outstanding ordinary shares.